Use these links to rapidly review the document

Index to consolidated financial statements

As filed with the Securities and Exchange Commission on May 8, 2013

Registration No. 333-186852

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2 TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CUBIC CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3829 (Primary Standard Industrial Classification Code Number)	95-1678055 (I.R.S. Employer Identification Number)

9333 Balboa Avenue
San Diego, California 92123
(858) 277-6780
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

William W. Boyle
Chief Executive Officer
Cubic Corporation
9333 Balboa Avenue
San Diego, California 92123
Telephone (858) 277-6780
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Scott N. Wolfe, Esq. Matthew T. Bush, Esq. Latham & Watkins LLP 12636 High Bluff Drive, Suite 400 San Diego, CA 92130 Telephone (858) 523-5400	James R. Edwards Senior Vice President, General Counsel and Secretary Cubic Corporation 9333 Balboa Avenue San Diego, California 92123 Telephone (858) 277-6780	Richard Sandler, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Telephone (212) 450-4000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee(3)

Common Stock, no par value	$125,000,000	$17,050

(1)   Includes the offering price of shares that the underwriters have the option to purchase to cover over-allotments.

(2)   Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(3)   Previously paid.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Subject to completion, dated May 8, 2013

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor does it seek an offer to buy these securities in any state where the offer or sale is not permitted.

Prospectus

2,257,547 shares

Common stock

The selling shareholders named in this prospectus are offering all of the shares offered hereby and will receive all of the proceeds from this offering. We will not receive any proceeds from this offering. See "Principal and selling shareholders."

Our common stock is listed on the New York Stock Exchange under the symbol "CUB." On May 6, 2013, the last reported sale price of our common stock on the New York Stock Exchange was $45.22 per share.

		Per share		Total

Public offering price	$		$
Underwriting discounts and commissions(1)	$		$
Proceeds to the selling shareholders, before expenses	$		$

(1)   We have agreed to reimburse the underwriters for certain FINRA-related expenses. See "Underwriting."

The selling shareholders have granted the underwriters an option for a period of 30 days to purchase up to 338,632 additional shares from them at the public offering price less underwriting discounts and commissions.

Investing in our common stock involves a high degree of risk. See "Risk factors" beginning on page 16.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about                           , 2013.

J.P. Morgan	Credit Suisse

                    , 2013

Neither we, the selling shareholders nor the underwriters have authorized anyone to provide you with additional information or information different from that contained in this prospectus or any free writing prospectus filed with the Securities and Exchange Commission. Neither we, the selling shareholders nor the underwriters take responsibility for, nor provide assurance as to reliability of, any other information that others may give you. Neither we, the selling shareholders nor the underwriters are making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should not assume that the information appearing in this prospectus or incorporated by reference in this prospectus is accurate as of any date other than the date of such document, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, prospects, financial condition and results of operations may have changed since that date.

The Cubic logo and Nextcity™ are our trademarks. All other trademarks and service marks appearing in this prospectus are the property of their respective holders. All rights reserved.

i

Prospectus summary

This summary highlights information contained elsewhere in this prospectus and the documents incorporated by reference herein. This summary may not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus carefully, including the "Risk factors" section and "Management's discussion and analysis of financial condition and results of operations" and our consolidated financial statements and the accompanying notes included herein. Some of the statements in this summary constitute forward-looking statements. See "Special note regarding forward-looking statements." Except where the context otherwise requires or where otherwise indicated, the terms "we," "us," "our" and "Cubic" refer to Cubic Corporation and its consolidated subsidiaries. Our fiscal year ends on September 30 and our fiscal quarters end on December 31, March 31 and June 30.

 Business overview

Cubic Corporation is a leading international provider of cost-effective systems and solutions that address the mass transit and global defense markets' most pressing and demanding requirements. We believe that we have significant transportation and defense industry expertise which, along with our innovative technology capabilities, contributes to our leading customer positions and allows us to deepen and further expand each of our business segments in key markets. We operate in three reportable business segments across the global transportation and defense markets.

Our Cubic Transportation Systems (CTS) business accounted for approximately 37% of our net sales and 60% of operating income in fiscal year 2012. CTS specializes in the design, development, production, installation, maintenance and operation of automated fare payment and revenue management infrastructure and technologies for transit operators. As part of our turnkey solutions, CTS also provides these customers with a comprehensive suite of business process outsourcing (BPO) services and expertise, such as card and payment media management, central systems and application support, retail network management, passenger call centers and financial clearing and settlement support. As transit authorities seek to optimize their operations by outsourcing bundled systems and services, CTS has transformed itself from a provider of automated fare collection (AFC) systems into a systems integrator and services company focused on the intelligent transportation market. As a result, CTS' performance has significantly improved with segment net sales increasing 34% from $383.0 million in fiscal year 2010 to $513.6 million in fiscal year 2012, reflecting our large contract wins for turnkey solutions. Furthermore, due to the growth of our large installed base in key geographic areas and our expanding services platform, service offerings accounted for approximately 44% of segment net sales in fiscal year 2012.

Our complementary defense businesses, Mission Support Services (MSS) and Cubic Defense Systems (CDS), provided approximately 63% of our net sales and 44% of operating income in fiscal year 2012. MSS is a provider of live, virtual and constructive training services to all four branches of the U.S. military, including the special operations communities, as well as to allied nations. In addition, MSS offers a broad range of highly specialized national security solutions to the intelligence community. CDS is a leading provider of realistic, high-fidelity air and ground combat training systems for the U.S. and allied nations and a key supplier of secure communications solutions, including asset tracking and cyber products and Intelligence Surveillance and Reconnaissance (ISR) data links.

We have a broad customer base across our businesses, with approximately 56% of our fiscal year 2012 net sales generated from the U.S. federal, state and local governments. Approximately 3% of these domestic net sales were attributable to Foreign Military Sales, which are sales to allied foreign governments funded by the U.S. government. The remainder of the fiscal year 2012 net sales was attributable to sales to foreign governmental agencies. In fiscal year 2012, 52% of our total net sales were derived from services, with product net sales accounting for the remaining 48%. Headquartered in San Diego, California, we had approximately 8,100 employees working on 5 continents and in 27 countries as of March 31, 2013.

As of March 31, 2013, our funded backlog was $2,195.2 million. On a segment basis, approximately 74% of our funded backlog as of March 31, 2013 was attributable to CTS, with MSS and CDS accounting for 9% and 17%, respectively. Backlog is converted into sales in future periods as work is performed or deliveries are made. We expect that $904.5 million of the March 31, 2013 funded backlog will be converted into sales by March 31, 2014. The difference between total backlog and funded backlog represents options under multi-year service contracts in our MSS business. Funding for these contracts comes from annual operating budgets of the U.S. government and the options are normally exercised annually. Funded backlog includes unfilled firm orders for our products and services for which funding has been both authorized and appropriated by the customer (Congress, in the case of U.S. government agencies). Options for the purchase of additional systems or equipment are not included in backlog until exercised. For the fiscal years 2010, 2011 and 2012, we generated net sales of $1,198.2 million, $1,295.6 million and $1,381.5 million, respectively, and Adjusted EBITDA of $121.1 million, $135.8 million and $150.9 million, respectively. For the six months ended March 31, 2013 we generated net sales of $677.7 million and Adjusted EBITDA of $64.5 million. See footnote 1 in "—Summary consolidated financial and other data" for a reconciliation of net income attributable to Cubic to Adjusted EBITDA. In addition, for fiscal year 2012, CTS, MSS, CDS and Other Operations accounted for 37%, 36%, 27% and 0%, respectively, of net sales, and 60%, 17%, 27% and (4%), respectively, of operating income.

March 31, 2013 funded backlog by segments	FY2012 net sales by segments

March 31, 2013 total funded backlog $2,195.2 million	FY2012 net sales $1,381.5 million
FY2012 operating income by segments(1)	FY2012 net sales by customer locations(2)

FY2012 operating income $128.0 million	FY2012 net sales $1,381.5 million

(1)   Segment percentages are based on consolidated operating income, excluding the percentage of operating income from Other Operations and unallocated corporate expenses.

(2)   Net sales by customer locations include U.S. funded Foreign Military Sales to international locations. Net sales are attributed to countries or regions based on the location of product or service delivery to customers.

On December 14, 2012, we restated our consolidated financial statements as of and for the years ended September 30, 2011, 2010 and 2009, and for the quarterly periods ended December 31, 2009 through March 31, 2012. The restatement of our financial statements corrected errors primarily related to the recognition of revenue including: the misapplication of the cost-to-cost percentage-of-completion method for long-term development contracts; the misapplication of the method of accounting for contracts with non-U.S. government customers; errors in the determination of units of accounting in accordance with multiple-element revenue recognition guidance; and errors regarding the capitalization of general and administrative costs on units-of-delivery type contracts with the U.S. government. The restated financials, which were released with our fiscal year 2012 financials and are included or incorporated herein by reference, resulted in an increase in revenues and net income cumulatively over the period of the restatement and an increase in retained earnings as of March 31, 2012. See Note 2 to our consolidated financial statements included in this prospectus for more information.

Segment overviews

Cubic Transportation Systems

CTS is a systems integrator that develops and provides fare collection infrastructure, services and technology and real-time passenger information systems and services for public transport authorities and operators worldwide. We offer fare collection devices, software, systems and multiagency, multimodal integration technologies, as well as a full suite of operational services that help agencies efficiently collect fares, manage operations, reduce revenue leakage and make public transit more convenient. As an established partner with transit operators worldwide, we have installed over 90,000 devices and deployed several central systems which in total process approximately 10 billion fare-related transactions per year for approximately 7 billion transit passengers, generating more than $14 billion of revenue per year for such transit operators. Products accounted for 56% of the segment's fiscal year 2012 net sales, with services accounting for the remaining 44%.

We believe that we hold the leading market position in large-scale automated fare payment and collection systems and services for major metropolitan areas. To date, CTS has been awarded over 400 projects in 40 major markets on 5 continents. We have implemented and, in many cases, operate automated fare payment and collection systems for some of the world's largest mass transit systems, such as London (Oyster®), the San Francisco Bay Area and the Los Angeles region. In addition, the segment has numerous active projects worldwide, including in the New York (Metrocard®) / New Jersey (PATCO®, PATH Smartlink®) region, Chicago (Chicago Card®), Vancouver, Sydney, Brisbane, the Frankfurt / RMV region, Sweden, the Washington, D.C. / Maryland / Virginia region, the San Diego region, Miami, Minneapolis / St. Paul and Atlanta. In addition to helping us secure similar projects in new markets, our comprehensive suite of new technologies and capabilities enables us to benefit from a recurring stream of revenues in established markets resulting from innovative new services, technology obsolescence, equipment refurbishment and the introduction of new or adjacent applications.

Consistent with our history of creating next-generation, state-of-the-art technologies and systems, we are in the process of developing and implementing components of our Nextcity initiative, which envisions integrated revenue and information management systems across all modes of transport. Nextcity comprises a fully integrated solution offering innovative fare payment technologies, such as contactless bank cards, general purpose reloadable (GPR) cards, transit branded credit cards and near field communication (NFC) phones directly at the point of travel, predictive data analytics, and intermodal compatibility across an entire transportation network. A key information technology (IT) component of Nextcity is the creation and distribution of real-time data through the integration of payment and information systems, ultimately enabling operators to manage demand and customers to manage their travel through improved data analytics.

Mission Support Services

MSS provides highly specialized services within the scope of small-to large-scale military training exercises, including live, virtual and constructive training exercises and support. Training services include full life-cycle support from planning through after action reviews as well as the associated support, such as operational, technical and logistical support. In addition, the segment provides a broad range of national security solutions, including subject matter and operational expertise, advanced tactical training and cyber security services, to the intelligence, special operations, law enforcement and homeland security communities.

Customers include all branches of the U.S. military, non-military agencies and allied nations under arrangements with the U.S. government. MSS is the prime contractor at more than 40 military training and support facilities and supports more than 200,000 exercises and training events per year. The segment supports all four of the U.S. Army's combat training centers, comprised of: the Joint Readiness Training Center (JRTC) in Fort Polk, Louisiana, which is the nation's premier training center for light infantry forces; the National Training Center (NTC) in Fort Irwin, California; the Joint Multinational Readiness Center (JMTC) in Hohenfels, Germany; and the Mission Command Training Program (MCTP) in Fort Leavenworth, Kansas, formerly known as the Battle Command Training Program (BCTP), which delivers mission command training to the Army's senior commanders and is the Army's only worldwide deployable combat training center. We also provide defense modernization support for 13 NATO entrants in Central and Eastern Europe. MSS continues its role as a long-time prime contractor for the Marine Corps air and ground forces, a customer which we have supported since 1998. Two recent acquisitions, Abraxas Corporation and NEK Special Programs Group, LLC (NEK), significantly expand MSS' presence in the intelligence and special operations communities, which are critically important for the continuing counterterrorism operations of the U.S. Department of Defense (DoD) around the globe.

Cubic Defense Systems

CDS is focused on two primary lines of business: training systems and secure communications. The segment is primarily a diversified supplier of live and virtual military training systems (comprising 86% of segment net sales for fiscal year 2012) and secure communications products (comprising 14% of segment net sales for fiscal year 2012) to the DoD and more than 35 allied nations.

We design and manufacture realistic, high-fidelity air and ground combat training systems for fighter aircraft, armored vehicles and infantry, as well as weapons effects simulations, laser-based tactical and communication systems. These systems collect and record simulated weapons engagements, tactical actions and event data to evaluate combat effectiveness and lessons learned and provide a basis to develop after action reviews. We also design and manufacture secure communications products focused on intelligence, surveillance, asset tracking and search and rescue.

Our industries

We define our addressable transportation market as large-scale, multi-modal AFC systems and estimate this market to be approximately $2 billion annually. We project the long-term growth for this market to be driven primarily by technological obsolescence leading to replacement and upgrades. The average lifecycle of our automated fare collection systems is approximately 10 years, providing long-term recurring sales visibility and opportunities for future replacements and upgrades. Also, there are additional opportunities that stem from program expansion into new areas, such as intelligent transportation, including mobile payment technologies and real-time passenger information, toll, and parking, which we believe increase the addressable market from $2 billion to approximately $5 billion. We believe industry experience, past performance, technological innovation and price are the key factors customers consider in awarding programs and such factors can serve as barriers to entry to potential competitors when coupled with scale and the upfront investments required for these programs.

In the defense market, we continue to focus on expanding our domestic and international footprint in the global military simulation and training market as well as enabling the convergence and integration of live, virtual and constructive training technologies. According to industry estimates, the global military simulation and training market is expected to grow at 1.2% annually and reach $10 billion in 2020, with the U.S. market making up approximately $5.2 billion of such amount. In the U.S., we believe that force drawdowns in Iraq and Afghanistan will produce an increase in training requirements as the U.S. military integrates lessons learned from these engagements, pursues a renewed emphasis on conventional warfare training and prepares for future threats. Globally, we are focused on the emerging economies within the Asia-Pacific region and the Middle East, which are expected to be strong markets for simulation and training products and services with projected growth rates in excess of the overall market. In addition, new platforms and the significant increase in unmanned vehicles and other advanced weapon systems could generate significant demand for operator training on new defense systems.

Our secure communications products address the large and broadly defined Command, Control, Communications, Computers, Intelligence, Surveillance, Reconnaissance (C4ISR) market, with an estimated addressable market of approximately $1.6 billion annually. We believe that our products and technologies address mission critical requirements such as: integrated communications suites for unmanned aerial vehicles (UAV), ships and the dismounted soldier; battlefield awareness; and secure and encrypted communications and asset tracking and location services. We believe that these technologies will continue to experience strong demand as the U.S. military maintains a smaller, more agile force structure.

Our competitive strengths

Leading position across multiple end markets

We believe that we hold a leading market position in large-scale automated payment and fare collection systems and services, with approximately 7 billion passengers using various Cubic systems annually. Our CTS business has been awarded over 400 projects in 40 major markets on

5 continents to date. We believe that our experience and past performance, coupled with technological innovations, will drive continued strong market performance and open up new expansion opportunities.

We also estimate that we have the largest installed base for air and ground combat live training systems in the world. The U.S. military's changing strategy, in combination with budgetary constraints, should further benefit training systems, despite the wind-down in Iraq and the upcoming wind-down in Afghanistan. We believe that renewed emphasis towards conventional warfare will require retraining of the current force following more than ten years of focused training on counter-insurgency and unconventional war. Such a shift will require leveraging cost-effective training technologies, including virtual, many of which Cubic provides. Furthermore, we expect that our large installed base and strong technological competencies will allow us to protect our current market positions while expanding into new opportunities in regions with growing defense budgets, such as Asia and the Middle East.

Strong brand equity

We enjoy considerable brand recognition as a solutions-driven innovator and thought leader among our customers as well as industry observers. This recognition is the result of over 40 years of commitment to and experience across the transportation and defense training markets, during which we have provided our customers differentiated solutions consistent with their cost objectives. We believe that our leadership positions in complex, project-driven environments are the result of our technological, organizational and program management expertise as well as our long-standing reputation for reliability. These factors have contributed to the strength of our brand, which has been recognized by customers, trade associations and publications and reflected in awards such as the 2011 DoD Value Engineering Award, the International Transport Forum Transport Achievement Award, the 2012 SESAMES Award at the CARTES exhibition and conference in Paris and the 2011 Excellence in Technology and Innovation Award by the London Transport Awards.

Leading transportation and training systems technology portfolio

We continue to lead the technological advancement of automated fare payment and collection systems. With CTS' heritage dating back to the early 1970s, our technology transformed New York City's fare collection system from coins and tokens to magnetic smart cards, which are still in use today. The next wave of change in the industry was triggered by our smart card technology, which we first deployed for the Washington Metropolitan Area Transportation Authority (WMATA). This technology paved the way for intermodal transport enabling public transit riders to use the same ticketing system between journeys on buses, subways, trains and other forms of mass transit. Later in the 2000s, we developed and integrated regional systems enabling transit patrons to use a single ticket to travel between two different transport providers. In Germany, we have launched our ticketing solution for use with mobile phones, and most recently, we launched our open payment solution, which is approved and supported by Europay, MasterCard and Visa (EMV), on London's expansive bus fleet.

Our defense businesses have supported the development of five generations of Air Combat Maneuvering Instrumentation (ACMI) technology since the 1970s. Such technology has developed from range-bound systems, which used antennas for connectivity, to the rangeless systems of today, which rely on GPS and are capable of tracking, monitoring and providing status for multiple types of high activity aircraft in near real time across hundreds of miles. Our next generation systems will provide advanced, high security data links configured for installation onboard the F-35 Joint Strike Fighter (JSF). We also have developed and advanced the software used in display and debrief systems from the first generation of ACMI, which used electronic symbols to represent aircraft engagements on screen, to the current generation which replicates fighter aircraft and terrain in 3D. We keep this system current and relevant to aircrew training by providing upgrades that are responsive to the needs of users, both domestically and internationally.

We continue to lead the development of Multiple Integrated Laser Engagement Simulation Systems (MILES) tactical engagement simulation systems. We equip weapons, soldiers, vehicles, buildings, and fixed structures with our high fidelity instrumentation. Since the 1990s, we have reduced the size, weight and power consumption of our many devices, which now require fewer batteries and run on a wireless personal area network rather than a cable-based communications system. Collectively, these improvements have led to significant reductions in lifecycle costs for our wireless solutions. We have also incorporated many ergonomic and user-friendly features that have dramatically reduced set up time for certain systems, enabling soldiers to maximize their training time.

We specialize in high-speed data links that transmit ISR data and video. Our jam resistant and secure data link technology is designed for and currently in use by the Joint Surveillance Target Attack Radar System (Joint STARS), an air-to-ground surveillance system first used in Operation Desert Storm in 1991. Our latest technology is the Common Data Link (CDL), which is verified by the Joint Interoperability Test Command (JITC), a U.S. military organization that tests and certifies technology pertaining to branches of the armed services and government. We continue to adapt the form, fit and function of our CDL data links for UAVs including man portable systems, the U.K.'s Watchkeeper, the U.S. Navy's Fire Scout, and CDL shipboard systems in use by the U.S. Navy.

Strong international presence

In our Transportation segment, we continue to enjoy significant success in key international markets such as Europe, Canada and Australia. We believe we can continue to leverage our experience and track record to grow in other markets with attractive opportunities, including Asia, South America and the Middle East. Our international net sales comprised approximately 82% of segment net sales for fiscal year 2012.

In our Defense Systems segment, our customer base differs from those of many traditional defense companies that are heavily reliant on the DoD. For fiscal year 2012, we generated approximately 46% of this segment's net sales from foreign militaries in regions such as Asia-Pacific, the Middle East and Europe. As our international partners increase operational cooperation with the DoD, we are well positioned to experience increased international demand for our combat training systems and other products and services.

Strong track record of financial performance

We have a strong track record of growth and profitability. From fiscal year 2010 to fiscal year 2012, net sales and Adjusted EBITDA grew at a compound annual growth rate of 7.4% and 11.6%, respectively. During that period, Adjusted EBITDA margins improved from 10.1% to 10.9%. Our focus on growth markets along with our low leverage provides us with financial flexibility to pursue new growth initiatives. Through solid financial discipline, we intend to maintain our profitability while targeting industry-leading earnings growth.

Our strong financial performance has been recognized by multiple independent organizations and publications. In 2011 and 2012, Aviation Week & Space Technology named us the #1 and #2, respectively, top performing Aerospace and Defense Company reporting revenues between $1 and $5 billion, based on various financial metrics including return on invested capital, earnings momentum, asset management and financial health.

Experienced management team with proven track record

Our senior management team has significant experience in and a deep understanding of the defense and transportation industries and a demonstrable long-term commitment to Cubic. The majority of our senior management has in excess of 25 years of experience in the defense and transportation industries.

Our strategy

Our objective is to consistently grow sales, improve profitability and deliver attractive returns on capital. We intend to expand our position as a leading provider of automated payment and fare collection systems and services to transit authorities worldwide and build on our position with U.S. and foreign governments as a leading full spectrum supplier of training systems and mission support services. We also plan to grow our niche position as a supplier of data links and secure communications products. Our strategies to achieve these objectives include:

Leverage long-term relationships

We seek to maintain long-term relationships with our customers through repeat business by continuing to achieve high levels of performance on our existing contracts. By achieving this goal, we can leverage our returns through repeat business with existing customers and expand our presence in the market through sales of similar systems at competitive prices to new customers. The length of relationship with many of our customers exceeds 30 years and further supports our industry-wide leadership and technological capabilities. In addition, a result of maintaining a high level of performance, we continue to provide a combination of support services for our long-term customers.

Expand reach in high barrier markets

We target markets that have the potential for above-average growth where domain expertise, innovation, technical competency and contracting dynamics can help to create meaningful barriers to entry. We continue to invest in organically expanding our presence within high growth markets by finding innovative ways to address our customer needs that position us as long-term partners. In addition, we have sought out strategic acquisitions that help us overcome existing barriers in these target markets with the goal of accelerating growth. For example, through the acquisitions of Abraxas and NEK, we have expanded our reach within the military and national intelligence communities through the addition of intelligence, special operations, law enforcement and homeland security expertise.

Maintain a diversified business mix

We have a diverse mix of business across our three segments. The largest single contract in the CTS segment is with Transport for London (TfL), which represented approximately 13% of our total consolidated net sales in fiscal year 2012. No other single non-U.S. government customer represented 10% or more of our total consolidated net sales in fiscal year 2012. Approximately 79% of the net sales in fiscal year 2012 of our MSS and CDS segments combined were made directly or indirectly to the U.S. government; however, this represents a wide variety of product and service sales to many different government agencies, including all four branches of the U.S. military and the special operations and intelligence communities. As of March 31, 2013, our defense segments had an immaterial amount of exposure to the overseas contingency operations (OCO) budget.

Enhance services business

We view services as a core element of our business and we are working to expand our service offerings and customer base. In aggregate, approximately 52% of our net sales in fiscal year 2012 were from service-related work.

In our CTS business, due to the technical complexities of operating electronic fare collection and payment systems, transit agencies are turning to their system suppliers for IT services and other operational and maintenance services, such as regional settlement, card management and customer support services that would otherwise be performed by the transit agency. As a result, we have transitioned from an AFC supplier to a systems integrator and services provider with a suite of turnkey services for more than 20 transit authorities worldwide.

At MSS, we provide a combination of services to our many customers. Multiple-award indefinite delivery/indefinite quantity (ID/IQ) contracts are now the primary contract vehicle in the U.S. government services marketplace. We have increased our participation on ID/IQ contracts, giving us more opportunities to bid for work and increasing our chances to develop new customers, programs and capabilities. We expand our scope of opportunities by offering additional services to current customers and transferring our skill sets to support similar programs for new customers. The broad spectrum of services we offer reinforces this strategy, and includes planning and support for theater and worldwide exercises, computer-based simulations, training and preparation of foreign military advisor and transition teams, mobilization and demobilization of deploying forces, range support and operations, logistics and maintenance operations, curriculum and leadership development, intelligence support, force modernization, open source data collection, as well as engineering and other technical support.

For CDS, increased services and operations and maintenance opportunities can reduce the volatility and timing uncertainties associated with large equipment contracts and add depth to the revenue base. Compared to the U.S. market where small business requirements, omnibus contracts and local preferences create acquisition challenges, we believe the international market offers greater opportunities to bundle and negotiate multi-year, turnkey contracts. We believe these long-term contracts reinforce CDS' competitive posture and enable the company to provide enhanced services through regular customer contact and increased visibility of product performance and reliability.

Expand international footprint

We have developed a large global presence in our three business segments. CTS has delivered over 400 projects in 40 major markets on 5 continents to date. Approximately 82% of CTS' fiscal year 2012 net sales were attributable to international customers. CTS has recently expanded in Australia with the recent award of a $341.0 million contract to design and build an Electronic Ticketing System for Sydney and to operate and maintain the system until 2024. The Australian operation is now one of three primary operating regions of CTS alongside North America and Europe, and will be the base for us to pursue opportunities in the Asia-Pacific region. In Germany, we have successfully implemented a new electronic ticketing system for the Transit Authority Rhein-Main-Verkehrsverbund, and are working on providing new ticketing applications using cell phone technologies.

CDS has delivered systems in more than 35 allied nations. In fiscal year 2012, approximately 49% of CDS' net sales were to allied foreign governments, including projects funded by the U.S. government pursuant to Foreign Military Sales and Foreign Military Financing arrangements. During fiscal year 2012, we opened offices in Rome, Italy and Abu Dhabi, United Arab Emirates to better serve our customers and expand sales opportunities.

Innovation

We continue to invest in research and development to maintain a leadership role in the technological evolution within our core focus areas of the global transportation and defense markets. We are committed to using innovation and technology to address our customers' most pressing problems and demanding requirements. We have made meaningful and recognized contributions to technological advancements within our industries.

Pursue strategic acquisitions

We are focused on finding attractive acquisitions that enhance our market positions, provide expansion into complementary growth markets and lead to long-term profitability. We have developed an acquisition strategy that focuses on specific consolidation and growth opportunities in the defense and transportation markets. Over the last several years, we have completed multiple acquisitions as a means to diversify our customer base and expand our systems and services offerings.

Recent developments

On January 31, 2013, our board of directors named William W. Boyle as Chief Executive Officer. Mr. Boyle, formerly the Executive Vice President and Chief Financial Officer, had been serving as Interim President and Chief Executive Officer since the passing of the company's founder and former Chief Executive Officer, Walter J. Zable, in June 2012. Our board of directors also appointed Bradley H. Feldmann to the newly created position of President and Chief Operating Officer, promoted John D. Thomas to the position of Executive Vice President and Chief Financial Officer and appointed Stephen O. Shewmaker, President of CTS, to the additional role of Executive Vice President of Cubic. On March 8, 2013, our board of directors appointed Jimmie L. Balentine, President of MSS, to the additional role of Executive Vice President of Cubic. On March 25, 2013, David R. Schmitz was appointed President of CDS, a position formerly held by Mr. Feldmann and on April 16, 2013, Mr. Schmitz was appointed to the additional role of Senior Vice President of Cubic.

On March 12, 2013, we entered into a note purchase and private shelf agreement, pursuant to which we agreed to issue and sell $100.0 million in aggregate principal amount of senior unsecured notes, bearing interest at a rate of 3.35% and maturing on March 12, 2025. Notes with an aggregate principal amount of $50.0 million were purchased on March 12, 2013 and notes with the remaining aggregate principal amount of $50.0 million were purchased on April 23, 2013. In addition, pursuant to the agreement, we may from time to time issue and sell, and the purchasers may in their sole discretion purchase, within the next three years, additional senior notes in aggregate principal amount of up to $25.0 million that will have terms, including interest rate, as we and the purchasers may agree upon at the time of issuance. See "Management's discussion and analysis of financial condition and results of operations—Liquidity and capital resources."

Risks affecting us

Investing in securities involves substantial risk, and our business is subject to numerous risks and uncertainties. See the "Risk factors" section of this prospectus for a description of certain of the risks you should consider before investing in our common stock. Some of these risks include:

•
We have restated our prior consolidated financial statements, which may lead to additional risks and uncertainties, including shareholder litigation.

•
We have identified material weaknesses in our internal control over financial reporting which could, if not remediated, result in additional material misstatements in our financial statements.

•
We depend on government contracts for substantially all of our revenues and the loss of government contracts or a delay or decline in funding of existing or future government contracts could decrease our backlog or adversely affect our sales and cash flows and our ability to fund our growth.

•
Government spending priorities and terms may change in a manner adverse to our businesses.

•
Sequestration may adversely affect our businesses which are dependent on federal government funding.

•
Failure to retain existing contracts or win new contracts under competitive bidding processes may adversely affect our revenue.

•
The U.S. government's increased emphasis on awarding contracts to small businesses could preclude us from acting as a prime contractor and increase the number of contracts we receive as a subcontractor to small businesses, which could decrease the amount of our revenues from such contracts. Some of these small businesses may not be financially sound, which could adversely affect our business.

•
Our future success will depend on our ability to develop new products, systems and services that achieve market acceptance in our current and future markets.

Company information

We were incorporated in the State of California in 1949 and began operations in 1951. In 1984, we moved our corporate domicile to the State of Delaware. Our principal executive offices are located at 9333 Balboa Avenue, San Diego, California 92123 and our telephone number at that address is (858) 277-6780. Our internet address is www.cubic.com. The content on our website is available for information purposes only. It should not be relied upon for investment purposes, nor is it incorporated by reference into this prospectus.

 The offering

Common stock offered by the selling shareholders	2,257,547 shares (or 2,596,179 shares if the underwriters exercise their over-allotment option in full)
Common stock to be outstanding immediately after this offering	26,736,307 shares
Over-allotment option	The selling shareholders have granted the underwriters a 30-day option to purchase up to 338,632 additional shares of our common stock to cover over-allotments, if any.
Use of proceeds
The selling shareholders will receive all of the proceeds from this offering, and we will not receive any proceeds from the sale of shares in this offering. See "Use of proceeds." For more information on the selling shareholders, see "Principal and selling shareholders."
Risk factors
See "Risk factors" beginning on page 16 and the other information included and incorporated by reference in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.
New York Stock Exchange symbol	"CUB"

The number of shares of our common stock to be outstanding immediately after this offering set forth above is based on 26,736,307 shares of our common stock outstanding as of March 31, 2013, and excludes as of such date:

•
18,000 shares of common stock issuable upon the exercise of outstanding options with a weighted average exercise price of $28.85 per share;

•
426,511 shares of common stock issuable upon the vesting of restricted stock units;

•
4,038,614 shares of common stock reserved for future issuance under our 2005 Equity Incentive Plan; and

•
8,945,300 shares of common stock held as treasury stock.

Except as otherwise indicated, information in this prospectus assumes:

•
no exercise of the underwriters' over-allotment option to purchase up to                           additional shares of our common stock from selling shareholders; and

•
no exercise of outstanding options and no vesting of restricted stock units.

 Summary consolidated financial and other data

The following tables present our summary consolidated financial and other data as of and for the periods indicated. You should read this information together with the more detailed information contained in "Selected consolidated financial and other data," "Management's discussion and analysis of financial condition and results of operations" and our consolidated financial statements and the accompanying notes included in this prospectus. The summary consolidated results of operations data for the years ended September 30, 2012, 2011 (as restated) and 2010 (as restated), and the summary consolidated balance sheet data as of September 30, 2012, 2011 (as restated) and 2010 (as restated), have been derived from our audited consolidated financial statements included in this prospectus. The summary consolidated results of operations data for the three and six months ended March 31, 2013 and 2012 (as restated), and the summary consolidated balance sheet data as of March 31, 2013 and 2012 (as restated), have been derived from our unaudited consolidated financial statements included in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of our management, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial information for the periods presented. Historical results are not necessarily indicative of the results to be expected for future periods, and the results for any interim period are not necessarily indicative of the results that may be expected for a full year.

	Six months ended March 31,		Three months ended March 31,
(amounts in thousands, except percentages and per share data)					Years ended September 30,
	2013	2012	2013	2012	2012	2011	2010

		(As restated)		(As restated)		(As restated)	(As restated)
	(Unaudited)
Results of Operations Data:
Net sales:
Products	$300,669	$309,086	$164,968	$155,776	$663,287	$600,933	$607,756
Services	377,007	347,325	199,337	183,869	718,208	694,648	590,436
Costs and expenses:
Products	218,018	220,133	117,123	106,684	451,573	418,279	430,417
Services	297,617	277,050	153,766	145,642	594,662	564,062	511,014
Selling, general and administrative expenses	82,317	78,259	41,320	43,039	163,688	159,791	124,306
Restructuring costs	6,084	—	6,084	—	—	—	—
Research and development	12,920	12,968	7,098	8,072	28,722	25,260	18,976
Amortization of purchased intangibles	7,830	7,707	4,266	3,668	14,828	14,681	6,846
Interest expense	1,516	678	654	331	1,550	1,461	1,755
Income taxes	12,443	18,200	7,043	9,847	38,183	32,373	38,011
Net income attributable to Cubic	39,604	44,091	27,158	23,397	91,900	83,594	72,094
Weighted average number of shares outstanding, basic and diluted	26,736	26,736	26,736	26,736	26,736	26,736	26,735
Other Financial Data:
Adjusted EBITDA(1)	$64,487	$71,591	$41,527	$38,005	$150,879	$135,849	$121,102
Adjusted EBITDA Margin(2)	9.5%	10.9%	11.4%	11.2%	10.9%	10.5%	10.1%
Funded Backlog	2,195,159	2,459,396	2,195,159	2,459,396	2,342,664	2,107,917	1,827,371
Total Backlog	2,803,959	3,052,896	2,803,959	3,052,896	2,831,564	2,781,317	2,441,371

	Six months ended March 31,		Three months ended March 31,
(amounts in thousands, except percentages and per share data)					Years ended September 30,
	2013	2012	2013	2012	2012	2011	2010

		(As restated)		(As restated)		(As restated)	(As restated)
	(Unaudited)
Segment Data:
Net sales:
Cubic Transportation Systems (CTS)	$257,372	$257,520	$138,762	$131,750	$513,642	$427,091	$382,938
Mission Support Services (MSS)	235,643	234,370	122,264	126,895	491,383	476,476	444,922
Cubic Defense Systems (CDS)	184,415	163,967	103,152	80,688	375,364	390,689	368,201
Other Operations(3)	246	554	127	312	1,106	1,325	2,131
Operating Income:
CTS	$45,440	$41,344	$32,210	$23,407	$76,337	$66,852	$51,813
MSS	7,804	9,107	3,561	4,596	21,893	23,910	27,933
CDS	1,497	12,138	310	6,144	34,601	29,827	31,604
Other Operations(3)(4)	(1,851)	(2,295)	(1,433)	(1,607)	(4,809)	(7,081)	(4,717)
Funded Backlog:
CTS	$1,616,283	$1,725,958	$1,616,283	$1,725,958	$1,663,687	$1,321,413	$1,077,156
MSS	197,771	251,569	197,771	251,569	248,057	258,146	236,312
CDS	381,099	481,093	381,099	481,093	430,613	527,040	513,903
Other Operations(3)	6	776	6	776	307	1,318	—
Per Share Data:
Net income attributable to Cubic, basic and diluted	$1.48	$1.65	$1.02	$0.88	$3.44	$3.13	$2.70
Cash dividends	0.12	0.12	0.12	0.12	0.24	0.28	0.18
Balance Sheet Data:
Shareholders' equity related to Cubic	$693,530	$630,767	$693,530	$630,767	$670,391	$579,563	$513,612
Equity per share	25.94	23.59	25.94	23.59	25.07	21.68	19.21
Total assets	1,100,243	979,987	1,100,243	979,987	1,026,317	966,524	871,519
Long-term debt	53,029	11,747	53,029	11,747	11,503	15,918	20,494

(1)   Adjusted EBITDA represents net income attributable to Cubic before interest, taxes, non-operating income and depreciation and amortization. We believe that the presentation of Adjusted EBITDA included in this prospectus provides useful information to investors with which to analyze our operating trends and performance and ability to service and incur debt. Also, Adjusted EBITDA is a factor we use in measuring our performance and compensating certain of our executives. Further, we believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations in capital structures (affecting net interest expense), taxation and the age and book depreciation of property, plant and equipment (affecting relative depreciation expense), and non-operating expenses which may vary for different companies for reasons unrelated to operating performance. In addition, we believe that Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in their evaluation of companies, many of which present an Adjusted EBITDA measure when reporting their results. Adjusted EBITDA is not a measurement of financial performance under U.S. Generally Accepted Accounting Principles (GAAP) and should not be considered as an alternative to net income as a measure of performance. In addition, other companies may define Adjusted EBITDA differently and, as a result, our measure of Adjusted EBITDA may not be directly comparable to Adjusted EBITDA of other companies. Furthermore, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•
Adjusted EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•
Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•
Adjusted EBITDA does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•
Adjusted EBITDA does not reflect our provision for income taxes, which may vary significantly from period to period; and

•
Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements.

Because of these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only supplementally. You are cautioned not to place undue reliance on Adjusted EBITDA.

The following table reconciles Adjusted EBITDA to net income attributable to Cubic, which we consider to be the most directly comparable GAAP financial measure to Adjusted EBITDA:

	Six months ended March 31,		Three months ended March 31,		Years ended September 30,
(amounts in thousands)	2013	2012	2013	2012	2012	2011	2010

		(As restated)		(As restated)		(As restated)	(As restated)
Reconciliation:
Net income attributable to Cubic	$39,604	$44,091	$27,158	$23,397	$91,900	$83,594	$72,094
Add:
Provision for income taxes	12,443	18,200	7,043	9,847	38,183	32,373	38,011
Interest expense (income), net	767	(1,048)	342	(633)	(1,444)	(1,107)	165
Other income, net	(49)	(1,045)	53	(122)	(821)	(1,662)	(3,637)
Noncontrolling interest in income of VIE	125	96	52	51	204	310	—
Depreciation and amortization	11,597	11,297	6,879	5,465	22,857	22,341	14,469

Adjusted EBITDA	$64,487	$71,591	$41,527	$38,005	$150,879	$135,849	$121,102

(2)   Represents Adjusted EBITDA as a percentage of net sales.

(3)   Represents operations of certain of our subsidiaries that are not incorporated into any of our three business segments.

(4)   Includes unallocated corporate expenses.

Risk factors

Investing in our common stock involves a high degree of risk. You should carefully consider the following risks, as well as the other information contained in this prospectus and the documents incorporated by reference herein, before deciding whether to invest in our common stock. The following are some of the factors we believe could cause our actual results to differ materially from expected and historical results. Additional risks and uncertainties not presently known to us, or that we currently see as immaterial, may also harm our business. If any of the risks or uncertainties described below or any such additional risks and uncertainties actually occur, our business, results of operations or financial condition could be materially and adversely affected. This could cause the trading price of our stock to decline and you could lose part or all of your investment.

 Risks relating to our business

We have restated our prior consolidated financial statements, which may lead to additional risks and uncertainties, including shareholder litigation.

As discussed in Note 2 to our consolidated financial statements included in this prospectus, we have restated our consolidated financial statements as of and for the years ended September 30, 2011, 2010 and 2009, and for the quarterly periods ended December 31, 2009 through March 31, 2012. The determination to restate these consolidated financial statements and the unaudited interim condensed consolidated financial statements was made by our Audit and Compliance Committee upon management's recommendation following the identification of errors related to our method of recognizing revenues on certain contracts.

As a result of these events, we have become subject to a number of additional risks and uncertainties, including substantial unanticipated costs for accounting and legal fees in connection with or related to the restatement and potential shareholder litigation. If litigation did occur, we may incur additional substantial defense costs regardless of the outcome, and such litigation could cause a diversion of our management's time and attention. If we do not prevail in any such litigation, we could be required to pay substantial damages or settlement costs. In addition, as our net income increased as a result of the restatement, we are liable to pay increased tax liabilities or penalties for prior periods, both under U.S. and foreign laws.

We have identified material weaknesses in our internal control over financial reporting which could, if not remediated, result in additional material misstatements in our financial statements.

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. A material weakness is defined as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. During the fourth quarter of fiscal year 2012, management identified the following material weaknesses in our internal control over financial reporting related to accounting for revenue on certain types of contracts: (i) in our process of assessing the appropriate accounting treatment for revenue and costs for certain of our contracts with customers, we did not maintain a sufficient number of personnel with an appropriate level of knowledge and experience or ongoing training in U.S. Generally Accepted

Accounting Principles (GAAP) to challenge our application of GAAP commensurate with the number and complexity of our contracts to prevent or detect material misstatements in revenue or cost of sales in a timely manner; and (ii) our policies for the review and approval of revenue recognition decisions required review and analysis by personnel with an appropriate level of GAAP knowledge and experience for contracts over certain materiality thresholds, which thresholds were not designed to ensure that sufficient review was being performed for revenue recognition decisions that could have a material impact on our financial statements. As a result of these material weaknesses, our management concluded that our internal control over financial reporting was not effective based on criteria set forth by the Committee of Sponsoring Organization of the Treadway Commission in Internal Control—An Integrated Framework. We are actively engaged in developing a remediation plan designed to address these material weaknesses. If our remedial measures are insufficient to address the material weaknesses, or if additional material weaknesses or significant deficiencies in our internal control are discovered or occur in the future, our consolidated financial statements may contain material misstatements and we could be required to restate our financial results, which could lead to substantial additional costs for accounting and legal fees and shareholder litigation.

We depend on government contracts for substantially all of our revenues and the loss of government contracts or a delay or decline in funding of existing or future government contracts could decrease our backlog or adversely affect our sales and cash flows and our ability to fund our growth.

Our revenues from contracts, directly or indirectly, with foreign and U.S. state, regional and local governmental agencies represented substantially all of our total revenues in fiscal year 2012 and the six months ended March 31, 2013. Although these various government agencies are subject to common budgetary pressures and other factors, many of our various government customers exercise independent purchasing decisions. As a result of the concentration of business with governmental agencies, we are vulnerable to adverse changes in our revenues, income and cash flows if a significant number of our government contracts, subcontracts or prospects are delayed or canceled for budgetary or other reasons.

The factors that could cause us to lose these contracts and could decrease our backlog or otherwise materially harm our business, prospects, financial condition or results of operations include:

•
budget constraints affecting government spending generally, or specific departments or agencies such as U.S. or foreign defense and transit agencies and regional transit agencies, and changes in fiscal policies or a reduction of available funding;

•
re-allocation of government resources as the result of actual or threatened terrorism or hostile activities or for other reasons;

•
disruptions in our customers' ability to access funding from capital markets;

•
curtailment of government's use of outsourced service providers and government's in-sourcing of certain services;

•
the adoption of new laws or regulations pertaining to government procurement;

•
government appropriations delays or blanket reductions in departmental budgets;

•
suspension or prohibition from contracting with the government or any significant agency with which we conduct business;

•
increased use of shorter duration awards by the federal government in the defense industry, which increases the frequency we may need to recompete for work;

•
impairment of our reputation or relationships with any significant government agency with which we conduct business;

•
impairment of our ability to provide third-party guarantees and letters of credit; and

•
delays in the payment of our invoices by government payment offices.

In addition, some of our international work is done at the request and at the expense of the U.S. government and its agencies. For example, our Mission Support Services (MSS) business provides services to 13 NATO forces, with the U.S. Department of Defense (DoD) compensating us for these services. Therefore, risks associated with performing work for the U.S. government and its agencies may also apply to our international contracts.

Government spending priorities and terms may change in a manner adverse to our businesses.

In the past, our businesses have been adversely affected by significant changes in U.S. and foreign government spending during periods of declining budgets. A significant decline in overall spending, or the decision not to exercise options to renew contracts, or the loss of or substantial decline in spending on a large program in which we participate could materially adversely affect our business, prospects, financial condition or results of operations. For example, the U.S. defense and national security budgets in general, and spending in specific agencies with which we work, such as those that are a part of the DoD, have declined from time to time for extended periods, resulting in program delays, program cancellations and a slowing of new program starts. Although spending on defense-related programs by the U.S. government and certain foreign governments has increased in recent years, such spending has decreased in recent years for certain other foreign governments, and future levels of expenditures and authorizations for defense-related programs may decrease, remain constant or shift to programs in areas where we do not currently provide products or services, thereby reducing the chances that we will be awarded new contracts.

Even though our contract periods of performance for a program may exceed one year, Congress and certain foreign governments must usually approve funds for a given program each fiscal year and may significantly reduce funding of a program in a particular year. Significant reductions in these appropriations or the amount of new defense contracts awarded may affect our ability to complete contracts, obtain new work and grow our business. Congress and such foreign governments do not always enact spending bills by the beginning of the new fiscal year. Such delays leave the affected agencies under-funded which delays their ability to contract. Future delays and uncertainties in funding could impose additional business risks on us.

In addition, the DoD has recently increased its emphasis on awarding contracts to small businesses and awarding shorter duration contracts, each of which has the potential to reduce the amount of revenue we could otherwise earn from such contracts. Shorter duration contracts lower our backlog numbers and increase the risk associated with recompeting for a contract, as we would need to do so more often. In addition, as we may need to expend capital resources at higher levels upon the award of a new contract, the shorter the duration of the contract, the less time we have to recoup such expenditures and turn a profit under such contract.

Sequestration may adversely affect our businesses which are dependent on federal government funding.

On March 1, 2013, pursuant to laws passed in August 2011 and January 2013, the federal government implemented sequestration, which will result in deep and automatic cuts in defense budgets and other non-defense budgets. It is currently unknown what programs will be cut, over what time period and by what amount. Some programs may be cancelled in their entirety.

All of our U.S. defense contracts are at risk of being cut or terminated. Our domestic transportation contracts could be materially harmed if transit agencies do not receive expected federal funds and are required to curtail their plans to expand or upgrade their fare collection systems. Any cuts or cancellations of our contracts may materially harm our business, prospects, financial condition and results of operations.

Our contracts with government agencies may be terminated or modified prior to completion, which could adversely affect our business.

Government contracts typically contain provisions and are subject to laws and regulations that give the government agencies rights and remedies not typically found in commercial contracts, including providing the government agency with the ability to unilaterally:

•
terminate our existing contracts;

•
reduce the value of our existing contracts;

•
modify some of the terms and conditions in our existing contracts;

•
suspend or permanently prohibit us from doing business with the government or with any specific government agency;

•
control and potentially prohibit the export of our products;

•
cancel or delay existing multi-year contracts and related orders if the necessary funds for contract performance for any subsequent year are not appropriated;

•
decline to exercise an option to extend an existing multi-year contract; and

•
claim rights in technologies and systems invented, developed or produced by us.

Most U.S. government agencies and some other agencies with which we contract can terminate their contracts with us for convenience, and in that event we generally may recover only our incurred or committed costs, settlement expenses and profit on the work completed prior to termination. If an agency terminates a contract with us for default, we may be denied any recovery and may be liable for excess costs incurred by the agency in procuring undelivered items from an alternative source. We may receive show-cause or cure notices under contracts that, if not addressed to the agency's satisfaction, could give the agency the right to terminate those contracts for default or to cease procuring our services under those contracts.

In the event that any of our contracts were to be terminated or adversely modified, there may be significant adverse effects on our revenues, operating costs and income that would not be recoverable.

Changes in future business or other market conditions could cause business investments and/or recorded goodwill or other long-term assets to become impaired, resulting in substantial losses and write-downs that would reduce our results of operations.

As part of our strategy, we will, from time to time, acquire a minority or majority interest in a business. These investments are made upon careful analysis and due diligence procedures designed to achieve a desired return or strategic objective. These procedures often involve certain assumptions and judgment in determining acquisition price. After acquisition, unforeseen issues could arise which adversely affect the anticipated returns or which are otherwise not recoverable as an adjustment to the purchase price. Even after careful integration efforts, actual operating results may vary significantly from initial estimates. We evaluate our recorded goodwill balances for potential impairment annually as of July 1, or when circumstances indicate that the carrying value may not be recoverable. The goodwill impairment test is performed by comparing the fair value of each reporting unit to its carrying value, including recorded goodwill. We have not yet had a case where the carrying value exceeded the fair value; however, if it did, impairment would be measured by comparing the implied fair value of goodwill to its carrying value, and any impairment determined would be recorded in the current period, which could result in substantial losses and write-downs that would reduce our results of operations. For more information on accounting policies we have in place for impairment of goodwill, see "Management's discussion and analysis of financial condition and results of operations—Critical accounting policies, estimates and judgments—Valuation of goodwill."

Failure to retain existing contracts or win new contracts under competitive bidding processes may adversely affect our revenue.

We obtain most of our contracts through a competitive bidding process, and substantially all of the business that we expect to seek in the foreseeable future likely will be subject to a competitive bidding process. Competitive bidding presents a number of risks, including:

•
the need to compete against companies or teams of companies with more financial and marketing resources and more experience in bidding on and performing major contracts than we have;

•
the need to compete against companies or teams of companies that may be long-term, entrenched incumbents for a particular contract for which we are competing and that have, as a result, greater domain expertise and better customer relations;

•
the need to compete to retain existing contracts that have in the past been awarded to us on a sole-source basis or as to which we have been incumbent for a long time;

•
the U.S. government's increased emphasis on awarding contracts to small businesses could preclude us from bidding on certain work or reduce the scope of work we can bid as a prime contractor and limit the amount of revenue we could otherwise earn as a prime contractor for such contracts;

•
the award of contracts to providers offering solutions at the "lowest price technically acceptable" which may lower the profit we may generate under a contract awarded using this pricing method or prevent us from submitting a bid for such work due to us deeming such work to be unprofitable;

•
the reduction of margins achievable under any contracts awarded to us;

•
the expense and delay that may arise if our competitors protest or challenge new contract awards;

•
the need to bid on some programs in advance of the completion of their design, which may result in higher research and development expenditures, unforeseen technological difficulties, or increased costs which lower our profitability;

•
the substantial cost and managerial time and effort, including design, development and marketing activities, necessary to prepare bids and proposals for contracts that may not be awarded to us;

•
the need to develop, introduce and implement new and enhanced solutions to our customers' needs;

•
the need to locate and contract with teaming partners and subcontractors; and

•
the need to accurately estimate the resources and cost structure that will be required to perform any fixed-price contract that we are awarded.

We may not be afforded the opportunity in the future to bid on contracts that are held by other companies and are scheduled to expire if the agency decides to extend the existing contract. If we are unable to win particular contracts that are awarded through the competitive bidding process, we may not be able to operate in the market for services that are provided under those contracts for a number of years. If we win a contract, and upon expiration the customer requires further services of the type provided by the contract, there is frequently a competitive rebidding process and there can be no assurance that we will win any particular bid, or that we will be able to replace business lost upon expiration or completion of a contract.

As a result of the complexity and scheduling of contracting with government agencies, we occasionally incur costs before receiving contractual funding by the government agency. In some circumstances, we may not be able to recover these costs in whole or in part under subsequent contractual actions.

In addition, the customers currently serviced by our Cubic Transportation Systems segment are finite in number. The loss of any one of these customers, or the failure to win replacement awards upon expiration of contracts with such customers, such as our contract with Transport for London, which will be required to be re-competed in 2015, could have a materially adverse impact on our results of operations.

If we are unable to consistently retain existing contracts or win new contract awards, our business, prospects, financial condition and results of operations will be adversely affected.

Many of our U.S. government customers spend their procurement budgets through multiple-award or indefinite delivery/indefinite quantity (ID/IQ) contracts, under which we are required to compete among the awardees for post-award orders. Failure to win post-award orders could affect our ability to increase our sales.

The U.S. government can select multiple winners under multiple-award contracts, federal supply schedules and other agency-specific ID/IQ contracts, as well as award subsequent purchase orders among such multiple winners. This means that there is no guarantee that these ID/IQ, multiple-award contracts will result in the actual orders equal to the ceiling value under the contract, or result in any actual orders. We are only eligible to compete for work (purchase orders and delivery orders) as an awardee pursuant to government-wide acquisition contracts already awarded to us. Our failure to compete effectively in this procurement environment could reduce our sales, which would adversely affect our business, results of operations and financial condition.

The U.S. government's increased emphasis on awarding contracts to small businesses could preclude us from acting as a prime contractor and increase the number of contracts we receive as a subcontractor to small businesses, which could decrease the amount of our revenues from such contracts. Some of these small businesses may not be financially sound, which could adversely affect our business.

There is increased emphasis by the U.S. government on awarding contracts to small businesses which may preclude companies the size of ours from obtaining certain work, other than as a subcontractor to these small businesses. There are inherent risks in contracting with small companies that may not have the capability or financial resources to perform these contracts or administer them correctly. If a small business with which we have a subcontract fails to perform, fails to bill the government properly or fails financially, we may have difficulty receiving timely payments or may incur bad debt write-offs if the small business is unable or unwilling to pay us for work we perform. In addition, being a subcontractor may limit the amount of revenue we could otherwise earn as a prime contractor for such contracts. When we only act as a subcontractor, we may only receive up to 49% of the value of the contract award, and such percentage may be less should the small business partner or partners be able to service a larger piece of the award. Failure to maintain good relationships with small business partners operating in our industries could preclude us from winning work as a subcontractor as part of a large contracting consultation. This could result in significant adverse effects on our revenues, operating costs and cash flows.

Government audits of our contracts could result in a material charge to our earnings, have a negative effect on our cash position following an audit adjustment or adversely affect our ability to conduct future business.

U.S. government agencies, including the DoD and others, routinely audit and review a contractor's performance on government contracts, indirect rates and pricing practices, and compliance with applicable contracting and procurement laws, regulations and standards. Based on the results of such audits, the auditing agency is authorized to adjust our unit prices if the auditing agency does not find them to be "fair and reasonable." The auditing agency is also authorized to require us to refund any excess proceeds we received on a particular item over its final adjusted unit price.

The DoD, in particular, also reviews the adequacy of, and compliance with, our internal control systems and policies, including our purchasing, accounting, financial capability, pricing, labor pool, overhead rate and management information systems. Our failure to obtain an "adequate" determination of our various accounting and management internal control systems from the responsible U.S. government agency could significantly and adversely affect our business, including our ability to bid on new contracts and our competitive position in the bidding process. Failure to comply with applicable contracting and procurement laws, regulations and standards could also result in the U.S. government imposing penalties and sanctions against us, including suspension of payments and increased government scrutiny that could delay or adversely affect our ability to invoice and receive timely payment on contracts or perform contracts, or could result in suspension or debarment from competing for contracts with the U.S. government. In addition, we could suffer serious harm to our reputation if allegations of impropriety were made against us, whether or not true.

In addition, transit authorities have the right to audit our work under their respective contracts. If, as the result of an adverse audit finding, we were suspended or prohibited from contracting with the U.S. government, any significant government agency or a transit authority terminates its contract with us, or if our reputation or relationship with such agencies and authorities was impaired or if they otherwise ceased doing business with us or significantly decreased the amount of business done with us, it would adversely affect our business, results of operations and financial condition.

Our international business exposes us to additional risks, including exchange rate fluctuations, foreign tax and legal regulations and political or economic instability that could harm our operating results.

Our international operations, which represented 47% of our revenues for fiscal year 2012, subject us to risks associated with operating in and selling products or services in foreign countries, including:

•
devaluations and fluctuations in currency exchange rates;

•
changes in foreign laws that adversely affect our ability to sell our products or services or our ability to repatriate profits to the United States;

•
increases or impositions of withholding and other taxes on remittances and other payments by foreign subsidiaries or joint ventures to us;

•
increases in investment and other restrictions or requirements by foreign governments in order to operate in the territory or own the subsidiary;

•
costs of compliance with local laws, including labor laws;

•
compliance with anti-corruption laws, anti-money laundering laws and sanctions;

•
export control regulations and policies which govern our ability to supply foreign customers;

•
unfamiliar and unknown business practices and customs;

•
domestic and foreign government policies, including requirements to expend a portion of program funds locally and governmental industrial cooperation requirements;

•
the complexity and necessity of using foreign representatives and consultants or being prohibited from such use;

•
the uncertainty of the ability of foreign customers to finance purchases;

•
imposition of tariffs or embargoes, export controls and other trade restrictions;

•
potentially being prohibited from bidding for international work due to perceived conflicts or national security concerns resulting from the significant amount of work we do for the U.S. government and its agencies;

•
the difficulty of management and operation of an enterprise in various countries; and

•
economic and geopolitical developments and conditions, including ongoing instability in global economies and financial markets, international hostilities, acts of terrorism and governmental reactions, inflation, trade relationships and military and political alliances.

Our foreign subsidiaries generally enter into contracts and make purchase commitments that are denominated in foreign currencies. Accordingly, we are exposed to fluctuations in exchange rates, which could have a significant impact on our results of operations. We have no control over the factors that generally affect this risk, such as economic, financial and political events and the supply of and demand for applicable currencies. While we use foreign exchange forward and option contracts to hedge significant contract sales and purchase commitments that are denominated in foreign currencies, our hedging strategy may not prevent us from incurring losses due to exchange fluctuations.

We may not be able to receive the necessary licenses required for us to sell our export-controlled products and services overseas. In addition, the loss of our registration as either an exporter or a broker under International Traffic in Arms Regulations (ITAR), would adversely affect our business, results of operations and financial condition.

U.S. government agencies, primarily the Directorate of Defense Trade Controls within the State Department and the Bureau of Industry Security within the U.S. Department of Commerce, must license shipments of certain export-controlled products that we export. These licenses are required due to both the products we export and to the foreign customers we service. If we do not receive a license for an export-controlled product, we cannot ship that product. We cannot be sure of our ability to gain any licenses required to export our products, and failure to receive a required license would eliminate our ability to make that sale. A delay in obtaining the necessary licenses to sell our export-controlled products abroad could result in delayed deliveries and delayed recognition of revenue, which could cause us reputational damage and could result in a customer's decision not to do business with us in the future. We may also be subject to inquiries by such U.S. government agencies relating to issues involving the export-controlled products and services we export and failure to satisfactorily resolve such inquiries would adversely affect our business, results of operations and financial condition.

In addition to obtaining a license for certain of our exports outside of the United States, we are also required to maintain a standing registry under ITAR as an exporter. We operate as an exporter when we ship certain products to our customers outside the United States. If we were to lose our registration as an exporter under ITAR, we would not be able to sell export-controlled products abroad, which would adversely affect our business, results of operations and financial condition.

Our operating margins may decline under our fixed-price contracts if we fail to accurately estimate the time and resources necessary to satisfy our obligations.

Approximately 72% of our revenues in fiscal year 2012 were from fixed-price contracts under which we bear the risk of cost overruns. Our profits are adversely affected if our costs under these contracts exceed the assumptions we used in bidding for the contract. We may therefore need to absorb any increases in our supply costs and may not be able to pass such costs increases along to our customers. Sometimes we are required to fix the price for a contract before the project specifications are finalized, which increases the risk that we will incorrectly price these contracts. The complexity of many of our engagements makes accurately estimating the time and resources required more difficult.

We may not receive the full amounts estimated under the contracts in our total backlog, which could reduce our net sales in future periods below the levels anticipated and which makes backlog an uncertain indicator of future operating results.

As of March 31, 2013, our total backlog was $2,804.0 million. Orders may be cancelled and scope adjustments may occur, and we may not realize the full amounts of net sales that we may anticipate in our backlog numbers. There can be no assurance that the projects underlying the contracts and purchase orders will be placed or completed or that amounts included in our backlog ultimately will be billed and collected. Additionally, the timing of receipt of net sales, if any, on contracts included in our backlog could change. The failure to realize amounts reflected in our backlog could materially adversely affect our business, financial condition and results of operations in future periods.

We may be liable for civil or criminal penalties under a variety of complex laws and regulations, and changes in governmental regulations could adversely affect our business and financial condition.

Our businesses must comply with and are affected by various government regulations that impact our operating costs, profit margins and our internal organization and operation of our businesses. These regulations affect how we do business and, in some instances, impose added costs. Any changes in applicable laws could adversely affect our business and financial condition. Any material failure to comply with applicable laws could result in contract termination, price or fee reductions or suspension or debarment from contracting. The more significant regulations include:

•
the Federal Acquisition Regulations (FAR) and all department and agency supplements, which comprehensively regulate the formation, administration and performance of U.S. government contracts;

•
the Truth in Negotiations Act and implementing regulations, which require certification and disclosure of all cost and pricing data in connection with contract negotiations;

•
the ITAR, which control the export and import of defense related articles and services on the United States Munitions Control List;

•
laws, regulations and executive orders restricting the use and dissemination of information classified for national security purposes and the exportation of certain products and technical data;

•
regulations of most state and regional agencies and foreign governments similar to those described above;

•
the trade sanctions laws and regulations administered by the U.S. Department of the Treasury's Office of Foreign Assets Control;

•
the Foreign Corrupt Practices Act and the U.K. Bribery Act;

•
the Sarbanes-Oxley Act of 2002 and the Dodd-Frank Wall Street Reform and Protection Act;

•
healthcare reform laws and regulations, including those enacted under the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act of 2010;

•
tax laws and regulations in the U.S. and in other countries in which we operate;

•
the civil False Claims Act, which provides for substantial civil penalties for violations, including for submission of a false or fraudulent claim to the U.S. government for payment or approval;

•
the Procurement Integrity Act, which requires evaluation of ethical conflicts surrounding procurement activity and establishing certain employment restrictions for individuals who participate in the procurement process; and

•
the Small Business Act and the Small Business Administration, size status regulations, which regulate eligibility for performance of government contracts which are set aside for, or a preference is given in the evaluation process if awarded to, specific types of contractors such as small businesses and minority-owned businesses.

The FAR and many of our U.S. government contracts contain organizational conflicts of interest clauses that may limit our ability to compete for or perform certain other contracts. Organizational conflicts of interest arise when we engage in activities that provide us with an unfair competitive advantage. A conflict of interest issue that precludes our competition for or performance on a significant program or contract could harm our prospects and negative publicity about a conflict of interest issue could damage our reputation.

In addition, the U.S. and foreign governments may revise existing contract rules and regulations or adopt new contract rules and regulations at any time and may also face restrictions or pressure regarding the type and amount of services it may obtain from private contractors. For instance, Congressional legislation and initiatives dealing with procurement reform and shifts in the buying practices of U.S. government agencies resulting from those proposals could have adverse effects on government contractors, including us. Any of these changes could impair our ability to obtain new contracts or renew contracts under which we currently perform when those contracts are eligible for recompetition. Any new contracting methods could be costly or administratively difficult for us to implement, which would adversely affect our business, results of operations and financial condition.

Our failure to identify, attract and retain qualified technical and management personnel could adversely affect our existing businesses, financial condition and results of operations.

We may not be able to identify, attract or retain qualified technical personnel, including engineers, computer programmers and personnel with security clearances required for classified work, or management personnel to supervise such activities that are necessary for maintaining and growing our existing businesses, which could adversely affect our financial condition and results of operations. The technically complex nature of our operations results in difficulties finding qualified staff. In our defense businesses especially, experienced personnel possessing required security clearances are finite in number. A number of our employees maintain a top secret clearance level. Obtaining and maintaining security clearances for employees involves a lengthy process, and it is difficult to identify, recruit and retain employees who already hold security clearances. If our cleared employees lose or are unable to timely obtain security clearances or we lose a facility clearance, our U.S. government customers may terminate the contract or decide not to renew it upon its expiration. As a result, to the extent we cannot obtain or maintain the required security clearances for a particular contract, or we fail to obtain them on a timely basis, we may not generate the sales anticipated from the contract, which could harm our operating results. To the extent we are not able to obtain facility security clearances or engage employees with the required security clearances for a particular contract, we will be unable to perform that contract and we may not be able to compete for or win new awards for similar work.

Our business could be negatively affected by cyber or other security threats or other disruptions.

As a U.S. defense contractor, we face cyber threats, threats to the physical security of our facilities and employees, including senior executives, and terrorist acts, as well as the potential for business disruptions associated with information technology failures, damaging weather or other acts of nature, and pandemics or other public health crises, which may adversely affect our business.

We routinely experience cyber security threats, threats to our information technology infrastructure and attempts to gain access to our company sensitive information, as do our customers, suppliers, subcontractors and joint venture partners. We may experience similar security threats at customer sites that we operate and manage as a contractual requirement.

Prior cyber attacks directed at us have not had a material impact on our financial results, and we believe our threat detection and mitigation processes and procedures are robust. Due to the evolving nature of these security threats, however, the impact of any future incident cannot be predicted.

Although we work cooperatively with our customers and our suppliers, subcontractors, and joint venture partners to seek to minimize the impacts of cyber threats, other security threats or business disruptions, we must rely on the safeguards put in place by those entities.

The costs related to cyber or other security threats or disruptions may not be fully mitigated by insurance or other means. Occurrence of any of these events could adversely affect our internal operations, the services we provide to customers, loss of competitive advantages derived from our research and development (R&D) efforts, early obsolescence of our products and services, our future financial results, our reputation or our stock price. The occurrence of any of these events could also result in civil or criminal liabilities.

We may incur significant costs in protecting our intellectual property which could adversely affect our profit margins. Our inability to obtain, maintain and enforce our patents and other proprietary rights could adversely affect our businesses' prospects and competitive positions.

We seek to protect our proprietary technology and inventions through patents and other proprietary-right protection, and also rely on trademark laws to protect our brand. However, we may fail to obtain the intellectual property rights necessary to provide us with a competitive advantage, and any of our owned or licensed intellectual property rights could be challenged, invalidated, circumvented, infringed or misappropriated. We may also fail to apply for or obtain intellectual property protection in important foreign countries, and the laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States. If we are unable to obtain or maintain these protections, we may not be able to prevent third parties from using our technology and inventions, which could adversely affect our business. We may incur significant expense in obtaining, maintaining, defending and enforcing our intellectual property rights. We may fail to take the actions necessary to enforce our intellectual property rights and even if we attempt to enforce such rights we may ultimately be unsuccessful, and such efforts may result in our intellectual property rights being challenged, limited in scope, or declared invalid or unenforceable. Also, some aspects of our business and services may rely on technologies and software developed by or licensed from third parties, and we may not be able to maintain our relationships with such third parties or enter into similar relationships in the future on reasonable terms or at all.

We also rely on trade secrets, proprietary know-how and continuing technological innovation to remain competitive. We have taken measures to protect our trade secrets and know-how, including seeking to enter into confidentiality agreements with our employees, consultants and advisors, but the measures we have taken may not be sufficient. For example, confidentiality agreements may not provide adequate protection or may be breached. We generally control and limit access to our product documentation and other proprietary information, but other parties may independently develop our know-how or otherwise obtain access to our technology, which could adversely affect our businesses' prospects and competitive position.

Assertions by third parties that we violate their intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

Third parties may claim that we, our customers, licensees or parties indemnified by us are infringing upon or otherwise violating their intellectual property rights. Such claims may be made by competitors seeking to obtain a competitive advantage or by other parties. Additionally, in recent years, individuals and groups have begun purchasing intellectual property assets for the purpose of making claims of infringement and attempting to extract settlements from companies like ours. Any claims that we violate a third party's intellectual property rights can be time consuming and costly to defend and distract management's attention and resources, even if the claims are without merit. Such claims may also require us to redesign affected products and services, enter into costly settlement or license agreements or pay costly damage awards, or face a temporary or permanent injunction prohibiting us from marketing or providing the affected products and services. Even if we have an agreement to indemnify us against such costs, the indemnifying party may be unable to uphold its contractual obligations. If we cannot or do not license the infringed technology on favorable terms or cannot or do not substitute similar technology from another source, our revenue and earnings could be adversely impacted.

We compete primarily for government contracts against many companies that are larger, better capitalized and better known than us. If we are unable to compete effectively, our business and prospects will be adversely affected.

Our businesses operate in highly competitive markets. Many of our competitors are larger, better financed and better known companies who may compete more effectively than we can. In order to remain competitive, we must keep our capabilities technically advanced and compete on price and on value added to our customers. Our ability to compete may be adversely affected by limits on our capital resources and our ability to invest in maintaining and expanding our market share. Consolidation in the industries in which we operate and government budget cuts have led to pressure being placed on the margins we may earn on any contracts we win. In addition, should the transportation market move towards requiring contractors to provide up-front financing for contracts they are awarded (for example, our contract for the Chicago Open Standards Fare System), we may need to compete more heavily on the basis of our financial strength, which may limit the contracts we can service at any one time.

The terms of our financing arrangements may restrict our financial and operational flexibility, including our ability to invest in new business opportunities.

Our current $200.0 million unsecured revolving credit agreement expires in May 2017. The available line of credit on the agreement is reduced by any letters of credit issued under the agreement. As of March 31, 2013, there were borrowings of $25.0 million outstanding under the agreement. Our borrowings under the agreement bear interest at a variable rate (1.6% at March 31, 2013). In addition, as of March 31, 2013, there were letters of credit outstanding under the agreement totaling $43.6 million, which reduced the available line of credit to $131.4 million at that date.

We also have a secured letter of credit facility agreement with a bank that expires in March 2014. As of March 31, 2013, there were letters of credit outstanding under this agreement of $60.5 million. In support of this facility, we placed $68.8 million of our cash on deposit in the U.K. as collateral in a restricted account with the bank providing the facility. We are required to leave the cash in the restricted account so long as the bank continues to maintain associated letters of credit under the facility. The maximum amount of letters of credit currently allowed by the facility is $62.6 million, and any increase above this amount would require bank approval and additional restricted funds to be placed on deposit. We may choose at any time to terminate the facility and move the associated letters of credit to another credit facility. Letters of credit outstanding under this facility do not reduce the available line of credit available under the revolving credit agreement described above.

On March 12, 2013, we entered into a note purchase and private shelf agreement, pursuant to which we agreed to issue and sell $100.0 million in aggregate principal amount of senior unsecured notes, bearing interest at a rate of 3.35% and maturing on March 12, 2025. Notes with an aggregate principal amount of $50.0 million were purchased on March 12, 2013 and the remaining aggregate principal amount of $50.0 million were purchased on April 23, 2013. In addition, pursuant to the agreement, we may from time to time issue and sell, and the purchasers may in their sole discretion purchase, within the next three years, additional senior notes in aggregate principal amount of up to $25.0 million that will have terms, including interest rate, as we and the purchasers may agree upon at the time of issuance.

The terms of the borrowing arrangements described above include provisions that limit our levels of debt, require minimum coverage of fixed charges and contain certain restrictive covenants. We may incur future obligations that would subject us to additional covenants that affect our financial and operational flexibility or subject us to different events of default. In addition, the cost of servicing such debt could divert resources which may otherwise be used to develop our businesses.

Our development contracts may be difficult for us to comply with and may expose us to third-party claims for damages.

We are often party to government and commercial contracts involving the development of new products and systems. These contracts typically contain strict performance obligations and project milestones. We cannot assure you we will comply with these performance obligations or meet these project milestones in the future. If we are unable to comply with these performance obligations or meet these milestones, our customers may terminate these contracts and, under some circumstances, recover damages or other penalties from us. If other parties elect to terminate their contracts or seek damages from us, it could materially harm our business and negatively impact our stock price.

Our revenues could be less than expected if we are not able to deliver services or products as scheduled due to disruptions in supply.

Since our internal manufacturing capacity is limited, we use contract manufacturers. While we use care in selecting our manufacturers, we have less control over the reliability of supply, quality and price of products or components than if we manufactured them. In some cases, we obtain products from a sole supplier or a limited group of suppliers. Consequently, we risk disruptions in our supply of key products and components if our suppliers fail or are unable to perform because of shortages in raw materials, operational problems, strikes, natural disasters, financial condition or other factors. We may have disputes with our vendors arising from, among other things, the quality of products and services or customer concerns about the vendor. If any of our vendors fail to timely meet their contractual obligations or have regulatory compliance or other problems, our ability to fulfill our obligations may be jeopardized. Economic downturns can adversely affect a vendor's ability to manufacture or deliver products. Further, vendors may also be enjoined from manufacturing and distributing products to us as a result of litigation filed by third parties, including intellectual property litigation. If we were to experience difficulty in obtaining certain products, there could be an adverse effect on our results of operations and on our customer relationships and our reputation. Additionally, our key vendors could also increase pricing of their products, which could negatively affect our ability to win contracts by offering competitive prices.

Any material supply disruptions could adversely affect our ability to perform our obligations under our contracts and could result in cancellation of contracts or purchase orders, penalties, delays in realizing revenues, payment delays, as well as adversely affect our ongoing product cost structure.

Failure to perform by our subcontractors could materially and adversely affect our contract performance and our ability to obtain future business.

Our performance of contracts often involves subcontractors, upon which we rely to complete delivery of products or services to our customers. We may have disputes with subcontractors. A failure by a subcontractor to satisfactorily deliver products or services can adversely affect our ability to perform our obligations as a prime contractor. Any subcontractor performance deficiencies could result in the customer terminating our contract for default, which could expose us to liability for excess costs of reprocurement by the customer and have a material adverse effect on our ability to compete for other contracts.

Our future success will depend on our ability to develop new products, systems and services that achieve market acceptance in our current and future markets.

Both our commercial and government businesses are characterized by rapidly changing technologies and evolving industry standards. Accordingly, our performance depends on a number of factors, including our ability to:

•
identify emerging technological trends in our current and target markets;

•
develop and maintain competitive products, systems and services;

•
enhance our offerings by adding technological innovations that differentiate our products, systems and services from those of our competitors; and

•
develop, manufacture and bring to market cost-effective offerings quickly.

We believe that, in order to remain competitive in the future, we will need to continue to develop new products, systems and services, which will require the investment of significant financial resources. The need to make these expenditures could divert our attention and resources from other projects, and we cannot be sure that these expenditures ultimately will lead to the timely development of new products, systems or services. We currently spend approximately 1% to 2% of our annual net sales on R&D efforts. There can be no assurances that this percentage will not increase should we require increased innovations to successfully compete in the markets we serve. We may also experience delays in completing development and introducing certain new products, systems or services in the future due to their design complexity. Any delays could result in increased costs of development or redirect resources from other projects. In addition, we cannot provide assurances that the markets for our products, systems or services will develop as we currently anticipate, which could significantly reduce our revenue and harm our business. Furthermore, we cannot be sure that our competitors will not develop competing products, systems or services that gain market acceptance in advance of ours, or that cause our existing products, systems or services to become non-competitive or obsolete, which could adversely affect our results of operations.

If we deliver products or systems with defects, our reputation will be harmed, revenue from, and market acceptance of, our products and systems will decrease and we could expend significant capital and resources as a result of such defects.

Our products and systems are complex and frequently operate in high-performance, challenging environments. Notwithstanding our internal quality specifications, our products and systems have sometimes contained errors, defects and bugs when introduced. If we deliver products or systems with errors, defects or bugs, our reputation and the market acceptance and sales of our products and systems would be harmed. Further, if our products or systems contain errors, defects or bugs, we may be required to expend significant capital and resources to alleviate such problems and incur significant costs for product recalls and inventory write-offs. Defects could also lead to product liability lawsuits against us or against our customers, and could also damage our reputation. We have agreed to indemnify our customers in some circumstances against liability arising from defects in our products and systems. In the event of a successful product liability claim, we could be obligated to pay damages significantly in excess of our product liability insurance limits.

We face certain significant risk exposures and potential liabilities that may not be covered adequately by insurance or indemnity.

We are exposed to liabilities that are unique to the products and services we provide. A significant portion of our business relates to designing, developing, manufacturing, operating and maintaining advanced defense and transportation systems and products. New technologies associated with these systems and products may be untested or unproven. In addition, certain activities in connection with which our training systems are used or our services are provided are inherently dangerous. While in some circumstances we may receive indemnification from U.S. and foreign governments, and we maintain insurance for certain risks, the amount of our insurance or indemnity may not be adequate to cover all claims or liabilities, and we may be forced to bear substantial costs from an accident or incident. It also is not possible for us to obtain insurance to protect against all operational risks and liabilities. Substantial claims resulting from an incident in excess of the indemnification we receive and our insurance coverage would harm our financial condition, results of operations and cash flows. Moreover, any accident or incident for which we are liable, even if fully insured, could negatively affect our standing with our customers and the public, thereby making it more difficult for us to compete effectively, and could significantly impact the cost and availability of adequate insurance in the future.

We may acquire other companies, which could increase our costs or liabilities or be disruptive to our business.

Part of our strategy involves the acquisition of other companies. For example, in December 2012, we acquired the operating assets of NEK Special Programs Group, LLC, a special operation forces training business, including more than 200 operational and technical experts and in January 2013, we acquired Nextbus, Inc., a business that provides real-time passenger information systems and services to transit agencies. We cannot assure you that we will be able to integrate acquired companies successfully without substantial expense, delay or operational or financial problems. Such expenses, delays or operational or financial problems may include the following:

•
we may need to divert management resources to integration, which may adversely affect our ability to pursue other more profitable activities;

•
integration may be difficult as a result of the necessity of coordinating geographically separated organizations, integrating personnel with disparate business backgrounds and combining different corporate cultures;

•
we may not be able to eliminate redundant costs anticipated at the time we select acquisition candidates; and

•
one or more of our acquisition candidates may have unexpected liabilities, fraud risk, or adverse operating issues that we fail to discover through our due diligence procedures prior to the acquisition.

As a result, the integration of acquired businesses may be costly and may adversely impact our results of operations and financial condition.

Our employees may engage in misconduct or other improper activities, which could harm our business, financial condition and results of operations.

We are exposed to the risk of employee fraud or other misconduct. Employee misconduct could include intentionally failing to comply with U.S. government procurement regulations, engaging in unauthorized activities, attempting to obtain reimbursement for improper expenses, or submitting falsified time records, which could result in legal proceedings against us, lost contracts or reduced revenues. For example, see "Business—Legal proceedings" for a discussion of certain litigation relating to misconduct by one of our former employees. Employee misconduct could also involve improper use of our customers' sensitive or classified information, which could result in regulatory sanctions against us and serious harm to our reputation. It is not always possible to deter employee misconduct, and the precautions we take to prevent and detect this activity may not be effective in controlling unknown or unmanaged risks or losses, which could harm our business, financial condition and results of operations. In addition, alleged or actual employee misconduct could result in investigations or prosecutions of employees engaged in the subject activities, which could result in unanticipated consequences or expenses and management distraction for us regardless of whether we are alleged to have any responsibility.

Unanticipated changes in our tax provisions or exposure to additional tax liabilities could affect our profitability.

Our business operates in many locations under government jurisdictions that impose taxes based on income and other criteria. Changes in domestic or foreign tax laws and regulations, or their interpretation, could result in higher or lower tax rates assessed, changes in the taxability of certain revenues or activities, or changes in the deductibility of certain expenses, thereby affecting our tax expense and profitability. In addition, audits by tax authorities could result in unanticipated increases in our tax expense.

Our results of operations have historically fluctuated and may continue to fluctuate significantly in the future, which could adversely affect our stock price.

Our revenues are affected by factors such as the unpredictability of contract awards due to the long procurement process for most of our products and services, the potential fluctuation of governmental agency budgets, the time it takes for the new markets we target to develop and for us to develop and provide products and services for those markets, competition and general economic conditions. Our contract type/product mix and unit volume, our ability to keep expenses within budget and our pricing affect our operating margins. Significant growth in costs to complete our contracts may adversely affect our results of operations in future periods and cause our financial results to fluctuate significantly on a quarterly or annual basis. Consequently, we do not believe that comparison of our results of operations from period to period is necessarily meaningful or predictive of our likely future results of operations. In future financial periods our operating results may be below the expectations of public market analysts or investors, which could cause the price of our stock to decline significantly.

The funding and costs associated with our pension plans may cause our earnings, cash flows, and shareholders' equity to fluctuate significantly from year to year.

Certain of our employees in the U.S. are covered by a noncontributory defined benefit pension plan and approximately one-half of our European employees are covered by a contributory defined benefit pension plan. The impact of these plans on our GAAP earnings may be volatile in that the amount of expense we record for our pension plans may materially change from year to year because those calculations are sensitive to changes in several key economic assumptions, including discount rates, inflation, salary growth, expected return on plan assets, retirement rates and mortality rates. Changes in these factors affect our plan funding, cash flows, earnings, and shareholders' equity.

In recent years, we have taken certain actions to mitigate the effect of our defined benefit pension plans on our financial results. For example, benefits under the U.S. plan were frozen as of December 31, 2006, so no new benefits have accrued after that date, and benefits under the European plan were frozen as of September 30, 2010, though the European plan is a final pay plan, which means that benefits will be adjusted for increases in the salaries of participants until their retirement or departure from the company. U.S. and European employees hired subsequent to the dates of freezing of the respective plans are not eligible for participation in the defined benefit plans. For more information on how these factors could impact earnings, cash flows and shareholders' equity, see "Management's discussion and analysis of financial condition and results of operations—Critical accounting policies, estimates and judgments—Pension costs."

Risks relating to our common stock and this offering

The price of our common stock may fluctuate significantly, and you could lose all or part of your investment.

Our common stock has traded as high as $57.75 and as low as $37.16 since October 1, 2010. An active, liquid and orderly market for our common stock may not be sustained, which could depress the trading price of our common stock.

Volatility in the market price of our common stock may prevent you from being able to sell your shares at or above the price you paid for your shares or at all. The market price of our common stock could fluctuate significantly for various reasons, which include:

•
our quarterly or annual earnings or those of our competitors;

•
the public's reaction to our press releases, our other public announcements and our filings with the Securities and Exchange Commission;

•
changes in earnings estimates or recommendations by research analysts who track our common stock or the stocks of our competitors;

•
new laws or regulations or new interpretations of laws or regulations applicable to our business;

•
changes in accounting standards, policies, guidance, interpretations or principles;

•
changes in general conditions in the domestic and global economies or financial markets, including those resulting from war, incidents of terrorism or responses to such events;

•
litigation involving our company or investigations or audits by regulators into the operations of our company or our competitors;

•
strategic action by our competitors; and

•
sales of common stock by our directors, executive officers and significant shareholders.

In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may seriously affect the market price of our common stock, regardless of actual operating performance. These fluctuations may be even more pronounced in the trading market for our common stock shortly following this offering. In addition, in the past, following periods of volatility in the overall market and the market price of a particular company's securities, securities class action litigation has often been instituted against these companies. If litigation is instituted against us, it could result in substantial costs and a diversion of our management's attention and resources.

Sales of outstanding shares of our stock into the market in the future could cause the market price of our stock to drop significantly, even if our business is doing well.

Based on the number of shares outstanding as of March 31, 2013, upon the completion of this offering, 26,736,307 shares of common stock will be outstanding. Of these shares, the shares sold in this offering and 17,062,850 shares held by certain shareholders will be freely tradable, except for any shares purchased by our "affiliates" as defined in Rule 144 under the Securities Act of 1933, as amended (the Securities Act). The holders of 6,838,693 shares of common stock, including our directors and executive officers and their affiliates and the selling shareholders named in this prospectus, have signed lock-up agreements under which they have agreed not to sell, transfer or dispose of, directly or indirectly, any shares of our common stock or any securities into or exercisable or exchangeable for shares of our common stock without the prior written consent of J.P. Morgan Securities LLC for a period of 90 days, subject to extension under certain circumstances, after the date of this prospectus. After the expiration of the lock-up period, these shares may be sold in the public market, subject to prior registration or qualification for an exemption from registration, including, in the case of shares held by affiliates, compliance with the volume, manner of sale, notice and availability of public information provisions of Rule 144. If our existing security holders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up period expires, the trading price of our common stock could decline. J.P. Morgan Securities LLC may, in its sole discretion, permit our directors, executive officers and selling shareholders who are subject to the contractual lock-up to sell shares prior to the expiration of the lock-up agreements.

Our Executive Chairman of the Board of Directors beneficially owns a large percentage of our common stock and as a result can exert significant influence over us.

Upon completion of this offering, assuming the selling shareholders named in this prospectus sell all of the shares they propose to sell in this offering, as described in the section entitled "Principal and selling shareholders," Walter C. Zable, our Executive Chairman of the Board of Directors, and Karen Zable Cox, Mr. Zable's sister, will beneficially own an aggregate of 6,813,535 shares, or approximately 25.5%, of our outstanding common stock, or an aggregate of 6,474,903 shares, or approximately 24.2%, of our outstanding common stock if the underwriters exercise their over-allotment option in full, including shares owned by trusts, of which Mr. Zable and Ms. Cox are co-trustees. In their capacities as co-trustees, Mr. Zable and Ms. Cox share voting and dispositive power over the shares owned by such trusts. Accordingly, Mr. Zable and Ms. Cox may be able to substantially influence all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. Circumstances may arise in which the interests of these shareholders could conflict with the interests of our other shareholders. These shareholders could delay or prevent a change in control of Cubic even if such a transaction would be beneficial to our other shareholders.

Your percentage ownership in us may be diluted by future issuances of capital stock, which could reduce your influence over matters on which shareholders vote.

Our board of directors has the authority, without action or vote of our shareholders, to issue all or any part of our authorized but unissued shares of common stock, including shares issuable upon the exercise of options and the vesting of restricted stock units, shares that may be issued in the future under our 2005 Equity Incentive Plan or shares of our authorized but unissued preferred stock. Issuances of common stock or preferred voting stock could reduce your influence over matters on which our shareholders vote and, in the case of issuances of preferred stock, likely could result in your interest in us being subject to the prior rights of holders of that preferred stock.

Provisions in our charter documents and Delaware law could delay or prevent a change in control of Cubic.

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws may discourage, delay or prevent a merger, acquisition or other change in control that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. In addition, these provisions may frustrate or prevent any attempt by our shareholders to replace or remove our current management by making it more difficult to replace or remove our board of directors. These provisions include:

•
prior to the date of the transaction, an affirmative vote of the holders of at least 66 2/3% of our outstanding common stock is required for the approval, adoption or authorization of a business combination;

•
a prohibition on shareholder action through written consent;

•
a requirement that special meetings of shareholders be called only by our board of directors or by a committee of our board of directors that has been duly designated to do so by our board of directors;

•
the authority of our board of directors to issue preferred stock with such terms as our board of directors may determine; and

•
a requirement for the affirmative vote of the holders of at least 66 2/3% of the total voting power of all outstanding shares of our voting stock to amend our amended and restated bylaws, or to amend specific provisions of our amended and restated certificate of incorporation.

In addition, Delaware law prohibits a publicly held Delaware corporation from engaging in a business combination with an interested shareholder, generally a person who, together with its affiliates, owns or within the last three years has owned 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner. Accordingly, Delaware law may discourage, delay or prevent a change in control of our company.

If we are unable to pay semiannual dividends at the targeted level, our reputation and stock price may be harmed.

In February 2013, our board of directors approved a semiannual dividend on common stock of $0.12 per share. We have consistently paid cash dividends to our shareholders since 1971, and, in fiscal 2012, we paid $6.4 million of cash dividends to our shareholders.

The dividend program requires the use of a portion of our cash flows. Our ability to continue to pay semiannual dividends will depend on our ability to generate sufficient cash flows from operations in the future. This ability may be subject to certain economic, financial, competitive and other factors that are beyond our control. Our board of directors may, at its discretion, decrease the targeted semiannual dividend amount or entirely discontinue the payment of dividends at any time. Any failure to pay dividends after we have announced our intention to do so may adversely affect our reputation and investor confidence in us, and negatively impact our stock price.

If securities or industry analysts cease to publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

Special note regarding forward-looking statements

This prospectus, including the documents incorporated by reference herein, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to the safe harbor created by such Act. Any statements about our expectations, beliefs, plans, objectives, assumptions, future events or our future financial and/or operating performance, including those concerning new programs and growth in the markets in which we do business, increases in demand for our products and for fully integrated systems, retention of existing contracts and receipt of new contracts, the development of new products, systems and services, expansion of our automated payment and fare collection systems and services, maintenance of long-term relationships with our existing customers, expansion of our service offerings and customer base for services, maintenance of a diversified business mix, expansion of our international footprint, strategic acquisitions, U.S. and foreign government funding, supplies of raw materials and purchased parts, cash needs, financial condition, liquidity, prospects, and the trends that may affect us or the industries in which we operate, are not historical and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as "may," "will," "anticipate," "estimate," "plan," "project," "continuing," "ongoing," "expect," "believe," "intend," "predict," "potential," "opportunity" and similar words or phrases or the negatives of these words or phrases. These forward-looking statements involve risks, estimates, assumptions and uncertainties, including those discussed in "Risk factors" and elsewhere throughout this prospectus and in the documents incorporated by reference herein, that could cause actual results to differ materially from those expressed in these statements. Such risks, estimates, assumptions and uncertainties include, among others:

•
unanticipated issues related to the restatement of our financial statements;

•
our ability to develop and implement new processes and procedures to remediate the material weaknesses that exist in our internal control over financial reporting;

•
our dependence on U.S. and foreign government contracts;

•
delays in approving U.S. and foreign government budgets and cuts in U.S. and foreign government defense expenditures;

•
the ability of certain government agencies to unilaterally terminate or modify our contracts with them;

•
our ability to successfully integrate new companies into our business and to properly assess the effects of such integration on our financial condition;

•
the U.S. government's increased emphasis on awarding contracts to small businesses, and our ability to retain existing contracts or win new contracts under competitive bidding processes;

•
negative audits by the U.S. government;

•
the effects of politics and economic conditions on negotiations and business dealings in the various countries in which we do business or intend to do business;

•
competition and technology changes in the defense and transportation industries;

•
our ability to accurately estimate the time and resources necessary to satisfy obligations under our contracts;

•
the effect of adverse regulatory changes on our ability to sell products and services;

•
our ability to identify, attract and retain qualified employees;

•
business disruptions due to cyber security threats, physical threats, terrorist acts, acts of nature and public health crises;

•
our involvement in litigation, including litigation related to patents, proprietary rights and employee misconduct;

•
our reliance on subcontractors and on a limited number of third parties to manufacture and supply our products;

•
our ability to comply with our development contracts and to successfully develop, introduce and sell new products, systems and services in current and future markets;

•
defects in, or a lack of adequate coverage by insurance or indemnity for, our products and systems;

•
changes in U.S. and foreign tax laws, exchange rates or our economic assumptions regarding our pension plans; and

•
other factors discussed elsewhere in this prospectus.

Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements. In addition, past financial and/or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends. Further, any forward-looking statement speaks only as of the date on which it is made, and, except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

 Use of proceeds

The selling shareholders will receive all of the proceeds from this offering, and we will not receive any proceeds from the sale of shares in this offering. See "Principal and selling shareholders."

Price range of common stock and dividends

The principal market on which our common stock is being traded is the New York Stock Exchange under the symbol "CUB". As of March 31, 2013, there were 26,736,307 shares of our common stock outstanding, held of record by 751 shareholders. The following table sets forth, for the periods indicated, the closing high and low sales prices per share for our common stock, as reported by the New York Stock Exchange, and the dividend information from our common stock:

	Sales price of common shares
			Dividends per share
	High	Low

Fiscal 2013
First Quarter	$50.67	$46.25	$—
Second Quarter	48.40	41.74	0.12
Third Quarter (through May 6, 2013)	45.59	40.90	—
Fiscal 2012
First Quarter	$48.25	$37.16	$—
Second Quarter	51.05	42.85	0.12
Third Quarter	48.22	42.23	—
Fourth Quarter	52.03	47.92	0.12
Fiscal 2011
First Quarter	$49.74	$40.25	$—
Second Quarter	57.75	45.81	0.19
Third Quarter	57.45	47.63	—
Fourth Quarter	52.89	37.41	0.09

On May 6, 2013, the closing price of our common stock on the New York Stock Exchange was $45.22 per share.

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2013.

(amounts in thousands, except share data)	As of March 31, 2013

Cash and cash equivalents	$148,605

Short-term borrowings	25,000
Long-term debt(1)	53,029
Shareholders' equity:
Common stock: no par value; 50,000,000 shares authorized, 35,681,607 shares issued and 26,736,307 shares outstanding	12,633
Retained Earnings	751,439
Accumulated other comprehensive income (loss)	(34,464)
Treasury stock at cost: 8,945,300 shares	(36,078)
Shareholders' equity attributable to Cubic	693,530
Noncontrolling interest in variable interest entity	76

Total shareholders' equity	693,606

Total capitalization	$771,635

(1)   Excludes $50.0 million in aggregate principal amount of notes purchased on April 23, 2013 pursuant to our note purchase and private shelf agreement.

The table above excludes the following shares:

•
18,000 shares of common stock issuable upon the exercise of outstanding options with a weighted average exercise price of $28.85 per share;

•
426,511 shares of common stock issuable upon the vesting of restricted stock units; and

•
4,038,614 shares of common stock reserved for future issuance under our 2005 Equity Incentive Plan.

Selected consolidated financial and other data

The following selected consolidated financial and other data should be read together with the more detailed information contained in "Management's discussion and analysis of financial condition and results of operations" and our consolidated financial statements and the accompanying notes included in this prospectus. The selected consolidated results of operations data for the years ended September 30, 2012, 2011 (as restated), 2010 (as restated) and 2009 (as restated), and the selected consolidated balance sheet data as of September 30, 2012, 2011 (as restated), 2010 (as restated) and 2009 (as restated), have been derived from our audited consolidated financial statements included in this prospectus. The selected consolidated results of operations data for the year ended September 30, 2008 (as restated), and the selected consolidated balance sheet data as of September 30, 2008 (as restated), have been derived from our unaudited consolidated financial statements not included in this prospectus. The selected consolidated results of operations data for the three and six months ended March 31, 2013 and 2012 (as restated), and the selected consolidated balance sheet data as of March 31, 2013 and 2012 (as restated), have been derived from our unaudited consolidated financial statements included in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of our management, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial information for the periods presented. Historical results are not necessarily indicative of the results to be expected for future periods, and the results for any interim period are not necessarily indicative of the results that may be expected for a full year.

	Six months ended March 31,		Three months ended March 31,
					Years ended September 30,
(amounts in thousands, except per share data)
	2013	2012	2013	2012	2012	2011	2010	2009	2008

		(As restated)		(As restated)		(As restated)	(As restated)	(As restated)	(As restated)
	(Unaudited)								(Unaudited)
Results of Operations Data:
Net sales:
Products	$300,669	$309,086	$164,968	$155,776	$663,287	$600,933	$607,756	$508,167	$460,661
Services	377,007	347,325	199,337	183,869	718,208	694,648	590,436	517,757	431,973
Costs and expenses:
Products	218,018	220,133	117,123	106,684	451,573	418,279	430,417	378,052	344,071
Services	297,617	277,050	153,766	145,642	594,662	564,062	511,014	418,292	362,063
Selling, general and administrative expenses	82,317	78,259	41,320	43,039	163,688	159,791	124,306	119,108	104,203
Restructuring costs	6,084	—	6,084	—	—	—	—	—	—
Research and development	12,920	12,968	7,098	8,072	28,722	25,260	18,976	8,173	12,231
Amortization of purchased intangibles	7,830	7,707	4,266	3,668	14,828	14,681	6,846	6,432	1,343
Interest expense	1,516	678	654	331	1,550	1,461	1,755	2,031	2,745
Income taxes	12,443	18,200	7,043	9,847	38,183	32,373	38,011	33,016	25,048
Net income attributable to Cubic	39,604	44,091	27,158	23,397	91,900	83,594	72,094	63,145	41,492
Weighted average number of shares outstanding, basic and diluted	26,736	26,736	26,736	26,736	26,736	26,736	26,735	26,731	26,725
Per Share Data:
Net income	$1.48	$1.65	$1.02	$0.88	$3.44	$3.13	$2.70	$2.36	$1.55
Cash dividends	0.12	0.12	0.12	0.12	0.24	0.28	0.18	0.18	0.18
Balance Sheet Data:
Shareholders' equity related to Cubic	$693,530	$630,767	$693,530	$630,767	$670,391	$579,563	$513,612	$448,387	$410,946
Equity per share	25.94	23.59	25.94	23.59	25.07	21.68	19.21	16.77	15.38
Total assets	1,100,243	979,987	1,100,243	979,987	1,026,317	966,524	871,519	763,573	652,253
Long-term debt	53,029	11,747	53,029	11,747	11,503	15,918	20,494	25,124	31,745

Management's discussion and analysis of
financial condition and results of operations

The following discussion should be read together with our consolidated financial statements and accompanying notes, which are included in this prospectus. In addition to historical information, this discussion includes forward-looking information that involves risks and assumptions which could cause actual results to differ materially from management's expectations. See "Risk factors" and "Special note regarding forward-looking statements."

 Company overview

We are a leading international provider of cost-effective systems and solutions that address the mass transit and global defense markets' most pressing and demanding requirements. We are engaged in the design, development, manufacture, integration, and sustainment of advanced technology systems and products. We also provide a broad range of engineering, training, technical, logistic, and information technology services. We serve the needs of various federal and regional government agencies in the U.S. and allied nations around the world with products and services that have both defense and civil applications. Our main areas of focus are in mass transit automated fare payment and revenue management infrastructure, defense, intelligence, homeland security, and information technology, including cyber security. For the fiscal year ended September 30, 2012, 37% of net sales were derived from transportation systems and related services, while 63% were derived from defense systems and services. For the three and six months ended March 31, 2013, 38% of net sales were derived from transportation fare collection systems and related services, while 62% were derived from defense systems and services. The U.S. government remains our largest customer, accounting for approximately 50% of sales in 2012, 56% of sales in 2011, 57% of sales in 2010 and 48% and 49% of sales in the three and six months ended March 31, 2013, respectively. In fiscal year 2012 and the three and six months ended March 31, 2013, 52%, 55% and 56% of our total net sales were derived from services, respectively, with product sales accounting for the remaining 48%, 45% and 44%, respectively.

We operate in three reportable business segments: transportation systems, mission support services and defense systems. We organize our business segments based on the nature of the products and services offered.

We are operating in an environment that is characterized by continuing economic pressures in the U.S. and globally. A significant component of our strategy in this environment is to focus on program execution, improving the quality and predictability of the delivery of our products and services, and providing opportunities for customers to outsource services where we can provide a lower cost and more effective solution. Recognizing that many of our U.S. based customers are resource constrained, we are continuing our focus on developing and extending our portfolio in international and adjacent markets. Our international net sales, including Foreign Military Sales (FMS), comprised 47%, 43% and 45% of our total net sales for fiscal year 2012 and the three and six months ended March 31, 2013, respectively. International sales from Cubic Transportation Systems (CTS) amounted to 82%, 76% and 80% of total CTS sales for fiscal year 2012 and the three and six months ended March 31, 2013, respectively. International sales from Mission Support Services (MSS) amounted to 10%, 15% and 16% of total MSS sales for fiscal year 2012 and the three and six months ended March 31, 2013, respectively.

International sales from Cubic Defense System (CDS) amounted to 49%, 32% and 34% of total CDS sales for fiscal year 2012 and the three and six months ended March 31, 2013, respectively. We expect sales from domestic CTS contracts to increase as a percentage of total CTS sales in 2014, as we begin to realize revenues from a major contract with the Chicago Transit Authority. However, we expect international sales from defense systems to increase in future periods due to the number of international opportunities we are currently pursuing.

We continuously strive to strengthen our portfolio of products and services to meet the current and future needs of our customers. We accomplish this in part by our independent research and development (R&D) activities, and through acquisitions. Company-sponsored R&D spending totaled $28.7 million in 2012 and $7.1 million and $12.9 million in the quarter and six month ended March 31, 2013, respectively.

We selectively pursue the acquisition of businesses that complement our current portfolio and allow access to new customers or technologies. In pursuing our business strategy, we routinely conduct discussions, evaluate targets, and enter into agreements regarding possible acquisitions. As part of our business strategy, we seek to identify acquisition opportunities that will expand or complement our existing products and services, or customer base, at attractive valuations. We have made a number of niche acquisitions of businesses during the past several years, including Abraxas Corporation in December 2010, NEK Special Programs Group, LLC (NEK) in December 2012 and NextBus, Inc. in January 2013. Generally, these acquisitions are dilutive to earnings in the short-term due to acquisition related costs, integration costs, retention payments and often higher amortization of purchased intangibles in the early periods after acquisition. However, we expect that each of these recent acquisitions will be accretive to earnings in the long-term.

A part of our strategy for expansion includes growing our international footprint. To the extent our business and contracts include operations in foreign countries, other risks are introduced into our business, including changing economic conditions, fluctuations in relative currency values, regulation by foreign countries, and the potential for deterioration of political relations.

Industry considerations

The U.S. government continues to focus on discretionary spending, entitlements, tax, and other initiatives to stimulate the economy, create jobs, and reduce the deficit. The current presidential administration and Congress will likely continue to debate the size and expected growth of the U.S. federal budget as well as the defense budget over the next decade and balance decisions regarding defense, homeland security, and other federal spending priorities in a constrained fiscal environment imposed by the Budget Control Act of 2011 (Budget Act), which, in part, reduces defense spending by a minimum of $487 billion over a ten-year period that began in fiscal year 2012.

On March 1, 2013, the sequestration of appropriations in fiscal year 2013 imposed by the Budget Act was implemented by the federal government. While the specific effects of sequestration still cannot be determined, automatic across-the-board budget cuts will approximately double the reduction in defense spending already required by the Budget Act, including the budget for overseas contingencies operations and any unobligated balances from prior years. These reductions will have an immediate impact upon our customers' procurement of products and services and will have significant impact on the defense industry. These budgetary considerations may also impact funding to our U.S. mass transit customers from the federal government for large infrastructure projects.

While these budgetary considerations will likely put downward pressure on growth in the defense industry, we believe that our business is well positioned in areas that the U.S. Department of Defense (DoD) has indicated are areas of focus for future defense spending to help the DoD meet its critical future capability requirements for protecting U.S. security and the security of our allies in the years to come. In addition, our defense business has an immaterial amount of exposure to overseas contingency operations.

In transportation, we continue to believe that our products and services are critical to our customers to ensure that they maximize revenue and efficiencies in fare collection in a resource constrained environment. Some customers have responded to the current market environment by seeking financing for their projects from the system supplier. An example of this is our contract with the Chicago Transit Authority, awarded in late 2011. We are designing and manufacturing a new fare collection system for the Chicago Transit Authority and will receive payments for the system over a ten-year period beginning with the system being placed into service, which we do not expect to occur until the second quarter of fiscal year 2014.

While future defense plans, changes in defense spending levels and changes in spending for mass transit projects could have a materially adverse effect on our consolidated financial position, we have and plan to continue to make strategic investments and acquisitions to align our businesses in growth areas of our respective markets that we believe are the most critical priorities and mission areas for our customers.

Segment overview

Cubic Transportation Systems

CTS is a systems integrator that develops and provides fare collection infrastructure, services and technology and real-time passenger information systems and services for public transport authorities and operators worldwide. We offer fare collection devices, software, systems and multiagency, multimodal integration technologies, as well as a full suite of operational services that help agencies efficiently collect fares, manage operations, reduce revenue leakage and make public transit more convenient.

The public transportation markets we serve are undergoing a substantial change. Mounting pressure on transit authorities to stretch their operating budgets is fueling a trend toward outsourced services and open payment systems that accept debit or credit cards. We believe we are positioned at the forefront of this change.

We provide a wide range of services for transit authorities in major transit markets worldwide, including computer hosting services, call center and web services, payment media issuance and distribution services, retail point of sale network management, payment processing, financial clearing and settlement, software application support and outsourced asset operations and maintenance. Significant regions where we currently provide services include London, Sydney, Brisbane, Sweden, Washington D.C., Los Angeles, San Francisco and Atlanta. CTS operates full service operation centers in North America, Europe and Australia. Over the past three fiscal years, revenues from services provided by CTS have grown from $143.2 million, or 37% of CTS sales in 2010 to $224.1 million, or 44% of CTS sales in 2012.

CTS is a prime contractor and has active projects worldwide, including in the New York (Metrocard®) / New Jersey (PATCO®, PATH Smartlink®) region, Chicago (Chicago Card®), Vancouver, Sydney, the Frankfurt / RMV region, Sweden, the Washington, D.C. / Maryland / Virginia region, the San Diego region, Miami, Minneapolis/St. Paul, and Atlanta. In addition to helping us secure similar projects in new markets, our comprehensive suite of new technologies and capabilities enable us to benefit from a recurring stream of revenues in established markets resulting from innovative new services, technology obsolescence, equipment refurbishment and the introduction of new or adjacent applications.

We are currently designing and building major new systems in Chicago, Sydney and Vancouver. Typically, profit margins during the design and build phase of major projects are lower than during the operate and maintain phase. This has in the past caused, and may in the future cause, swings in profitability from period to period. In addition, cash flows are often negative during portions of the design and build phase, until major milestones are reached and cash payments are received. This was the case in 2012, as we experienced negative cash flows from all three of these major projects, and we expect to continue experiencing negative cash flows on these projects in fiscal year 2013. Each of these projects includes a ten-year operate and maintain period and we expect cash flows from these projects to be positive in future years.

Cash payment terms offered by our mass transit customers in a competitive environment are sometimes not favorable to us. The customers' budget constraints often result in less funding available for the build of a new system, with more funds becoming available when the system becomes operational. This, coupled with the inherent risks in managing large infrastructure projects, can yield negative cash flows and lower and less predictable profit margins on contracts during the design and build phase. Conversely, during the operate and maintain phase, revenues and costs are typically more predictable and profit margins tend to be higher. Gross profit margins from services sales in CTS were 31% and 32% for fiscal years 2012 and 2011, respectively, and gross profit margin from product sales was 26% in each of those years. Thus, the trend toward more services revenues has helped to generate higher profit margins from the segment in recent years than in the past. Gross profit margins from service sales in CTS were 38% and 39% for the six months ended March 31, 2013 and 2012, respectively, and gross profit margins from product sales were 22% and 21% for the six months ended March 31, 2013 and 2012, respectively. Operating margins for CTS are strongest in the first half of the year due to timing of the receipt of the annual systems usage incentive. We would expect lower operating margins for the balance of the 2013 fiscal year for this segment. The mix of product and services sales can produce fluctuations in margin from period-to-period; however, we expect the trend of increasing services sales to continue in the next several years.

Substantially all of our net sales in CTS for fiscal year 2012 and the three and six months ended March 31, 2013 were from fixed-price contracts. However, some of our service contracts provide for variable payments, in addition to the fixed payments, based on meeting certain service level requirements and, in some cases, based on system usage. Service level requirements are generally contingent upon factors that are under our control, while system usage payments are contingent upon factors that are generally not under our control, other than basic system availability. Development and system integration contracts in CTS are usually accounted for on a percentage-of-completion basis using the cost-to-cost method to measure progress toward completion, which requires us to estimate our costs to complete these contracts on a regular basis. Our actual results can vary significantly from these estimates and changes in estimates can result in significant swings in revenues and profitability from period to period. Generally, we are at risk for increases in our costs, unless an increase results from customer-requested changes. At times, there can be disagreement with a customer over who is responsible for increases in costs. In these situations we must use judgment to determine if it is probable that we will recover our costs and any profit margin.

Revenue under contracts for services in CTS is generally recognized either as services are performed or when a contractually required event has occurred, depending on the contract. Revenue under such contracts is generally recognized on a straight-line basis over the period of contract performance, unless evidence suggests that the revenue is earned or the obligations are fulfilled in a different pattern. Costs incurred under these services contracts are expensed as incurred, and may vary from period to period. Incentive fees included in some of our CTS service contracts are recognized when they become fixed and determinable based on the provisions of the contract. As described above, often these fees are based on meeting certain contractually required service levels or based on system usage levels. Contractual terms can also result in variation of both revenues and expenses, resulting in fluctuations in earnings from period to period.

For instance, as of March 31, 2013, we had capitalized $51.8 million in direct costs associated with developing the new fare collection system for the Chicago Transit Authority, including $24.9 million in the six months ended March 31, 2013. Selling, general and administrative (SG&A) costs associated with this contract are not being capitalized, but are being expensed as incurred. We will not recognize revenues from this contract until it enters the service period.

In January 2013, we announced the acquisition of NextBus as well as certain contracts from its parent company, Webtech Wireless. The purchase consideration was approximately $20.0 million. NextBus provides real-time passenger information systems using a software-as-a-service solution. The NextBus acquisition is part our Nextcity vision and it expands CTS' potential market beyond fare collection to information-based solutions. As an example of progress on our Nextcity vision, in March 2013 we won a $26.9 million contract to provide real-time passenger information for 3,800 buses for New York City's Metropolitan Transportation Authority.

For fiscal year 2013, we expect that NextBus will be slightly dilutive to our earnings per share, after consideration of costs for transaction integration, retention and the amortization of purchased intangibles. In fiscal year 2014, we anticipate that this acquisition should be accretive, and that NextBus should contribute $10.0 million to $12.0 million in sales.

Mission Support Services

MSS is a leading provider of highly specialized support services to the U.S. government and allied nations. Services provided include live, virtual and constructive training, real-world mission rehearsal exercises, professional military education, intelligence support, information technology, information assurance and related cyber support, development of military doctrine, consequence management, infrastructure protection and force protection, as well as support to field operations, force deployment and redeployment and logistics.

MSS is a highly specialized and customer centric business which we believe knows how to meet the unique requirements of each of its many customers. In the government services marketplace, reputation, quality and relationships are always important. We uphold our credentials for professional excellence by consistently providing high-value and cost-effective support for our customers.

MSS is focused on customers within the U.S. government, extending to the DoD, all branches of the U.S. Armed Services, the Department of Homeland Security, non-military agencies, and allied nations under FMS contracts funded by the U.S. government. MSS is the prime contractor at more than 40 military training and support facilities and supports more than 200,000 exercises and training events per year. The segment supports all four of the U.S. Army's combat training centers (CTCs) comprised of: the Joint Readiness Training Center (JRTC) in Fort Polk, Louisiana, which is the nation's premier training center for light infantry forces; the National Training Center (NTC) in Fort Irwin, California, the Army's premier heavy maneuver CTC; the Joint Multinational Readiness Center (JMTC) in Hohenfels, Germany, which is the U.S. Army Europe's combat maneuver training center for realistic training from the individual to the brigade level; and the Mission Command Training Program (MCTP) in Fort Leavenworth, Kansas, which delivers mission command training to the Army's senior commanders and is the Army's only worldwide deployable CTC. MSS continues its role as a long-time prime contractor for the Marine Corps air and ground forces under the Marine Air Ground Task Force (MAGTF) Training Systems Support (MTSS) contract. Under this contract and its two predecessors, MSS has been and continues to be the principal U.S. Marine Corps (USMC) mission support contractor providing training services since 1998. We also provide defense modernization support for 13 NATO entrants in Central and Eastern Europe under FMS contracts.

We are adapting to a new era in defense and national security spending practices. In the past, many of the contracts we were awarded in MSS were long-term in nature, spanning periods of five to ten years. The DoD now relies heavily upon indefinite delivery/indefinite quantity (ID/IQ) and small business set aside contracts. For us that means an increase in bid and proposal spending and a lower backlog of long-term service contracts due to the shorter term nature of these ID/IQ awards. Higher bid and proposal costs combined with this tougher competitive environment, where the "lowest price technically acceptable" bids usually win, have resulted in a trend toward lower profit margins from the segment in recent periods. For example, the gross profit margin in MSS was 11% in 2012 compared to 13% in 2011. While we don't expect our gross margin to continue to decrease, we must continue to work to keep our costs low to remain competitive under these market conditions. These conditions also provide the opportunity for us to increase our market share of the large DoD services market. To maximize our business opportunities under ID/IQ contract vehicles, we often seek new work both as a prime contractor and a subcontractor. By increasing our participation in multiple award ID/IQ contracts we improve our chances to develop new customers, programs and capabilities. Retaining customers is a critical component of our success; we remain vigilant in maintaining a high win rate on re-compete contracts to retain our customers. Despite the trend toward small business awards by the U.S. government, where we must take a role as a subcontractor, 90%, 93% and 92% of our revenues in fiscal year 2012 and the three and six months ended March 31, 2013, respectively, were as a prime contractor.

MSS has expanded and deepened its training services through the acquisition of Omega Training Group in 2008, which positioned the segment at key locations, such as Fort Lee,

Virginia, Fort Bliss, Texas, and Fort Benning, Georgia, which were recipients of work from the 2005 Base Realignment and Closure (BRAC). In addition, MSS has been focused on diversifying its business over the last three years to the national security market. The acquisition of Abraxas in fiscal year 2011, and NEK in December 2012, adds to the segment's specialized skills and further diversifies the business to new customers and markets which are directly aligned with DoD's emphasis on intelligence and the special operations forces communities where trusted credentials are a high barrier to entry. NEK provides special forces training-related services to the U.S. Army and other national security related customers, and we expect NEK to provide a platform to expand MSS' work both in the U.S. and to key foreign allies. We acquired select assets of NEK for approximately $53.0 million in total consideration. As part of the acquisition, we hired 200 employees with substantial experience in the Special Forces community.

For fiscal year 2013, we expect NEK will be slightly dilutive to our earnings per share after consideration of costs for transaction integration, retention, and the amortization of purchased intangibles. In fiscal year 2014, we anticipate that this acquisition should be accretive, and that NEK should contribute $45.0 million to $55.0 million in sales.

Cost reimbursable and time and materials contracts accounted for 66%, 69% and 67% of our net sales in MSS for fiscal year 2012 and the three and six months ended March 31, 2013, respectively, with the remaining net sales derived from fixed-price contracts. Revenues under cost reimbursable contracts are recognized as costs are incurred, plus the estimated fee earned under the contract terms. Often these are structured as award fees based on performance and are generally accrued during the performance of the contract based on our historical experience with such awards. Revenues under time and materials contracts are recognized as services are delivered based on the terms of the contract. Revenues under our fixed-price service contracts with the U.S. government are recorded under the cost-to-cost percentage-of-completion method.

Cubic Defense Systems

CDS is focused on two primary lines of business: training systems and secure communications. The segment is a diversified supplier of live and virtual military training systems, and secure communication systems and products to the DoD, other U.S. government agencies and allied nations. We design and manufacture instrumented range systems for fighter aircraft, armored vehicles and infantry force-on-force live training weapons effects simulations, laser-based tactical and communication systems, and precision gunnery solutions. Our secure communications products are aimed at intelligence, surveillance, asset tracking and search and rescue markets.

CDS is building upon its role as a leader in air and ground combat training systems worldwide. Our products and systems help our customers to retain technological superiority with cost-effective solutions. We design, innovate, manufacture and field a diverse range of technologies that are critical to combat readiness, supply chain logistics and national security for the U.S. and allied nations. Our primary lines of business include air combat training ranges and after action review software, ground combat training systems, including a full range of laser engagement simulation systems, virtual small arms training systems, Intelligence, Surveillance and Reconnaissance (ISR) data links, personnel locator systems, multi-band communication tracking devices and cross domain appliances for cyber security. We also provide ongoing support services for systems we have built for several of our international customers.

Our established international footprint in 35 allied nations is a key ingredient to our strategy. Our global footprint helps to insulate us from possible shifts or downturns in DoD spending. Over the past three fiscal years, sales from international customers of CDS have increasingly become a major part of our business with $97.9 million, or 27% of sales, in 2010 from international customers and $172.9 million, or 46% of sales, in 2012 from international customers. In addition, expansion into adjacent markets gives us an effective means to add scale to our business. We look for attractive acquisition candidates to expand our product offerings and we invest in the development of innovative new products that deliver real value to our customers. Through acquisitions made in 2010, and our additional investment in product development, we now supply asset visibility solutions for military and commercial supply chain logistics. This includes container tracking, yard management and shipment monitoring. In 2010, we also acquired cyber products that include a range of certified and accredited cross-domain transfer appliances that ensure secure and appropriate access to data and services from unclassified to top secret for defense, intelligence and homeland security customers. We have delivered training and simulation offerings to seven nations in the Asia-Pacific region and have positioned ourselves for certain anticipated contracts with the Australian Defense Forces.

Fixed-price contracts accounted for 89%, 93% and 92% of our net sales in CDS for fiscal year 2012 and the three and six months ended March 31, 2013, respectively. Development and system integration contracts in CDS are generally accounted for on a percentage-of-completion basis using the cost-to-cost method to measure progress toward completion, which requires us to estimate our costs to complete these contracts on a regular basis. Our actual results can vary significantly from these estimates and changes in estimate can result in significant swings in revenues and profitability from period to period. Generally, we are at risk for increases in our costs, unless an increase results from customer-requested changes. At times, there can be disagreement with a customer over who is responsible for increases in costs. In these situations we must use judgment to determine if it is probable that we will recover our costs and any profit margin.

CDS also has many long-term, fixed-price production contracts that do not require substantial development effort. For these contracts we use the units-of-delivery percentage-of-completion method as the basis to measure progress toward completing the contract and recognizing sales. The units-of-delivery measure recognizes revenues as deliveries are made to the customer generally using unit sales values in accordance with the contract terms. We estimate profit as the difference between total estimated revenue and total estimated cost of a contract and recognize that profit over the life of the contract based on deliveries.

Increasingly, CDS is receiving contracts from foreign customers to not only develop and deliver a system, but to maintain the system for a period of years after the delivery. While service contracts have not historically been a significant part of our CDS business, this type of multiple-element contract has become more common in recent years. Revenues under contracts for services in CDS are generally recognized as services are performed on a straight-line basis over the period of contract performance. Costs incurred under these services contracts are expensed as incurred, and may vary from period to period, resulting in fluctuations in earnings.

Gross profit margins from CDS have trended higher in recent periods primarily due to favorable profit margins from certain foreign contracts. The gross profit margin in fiscal 2012 was 36%, compared to 33% in 2011 and 29% in 2010. We do not expect this upward trend to continue, but expect the gross profit margin to average 30% to 32% in the next several years. At times, particularly favorable or unfavorable contracts can cause variation in this ratio, due to competition and the prevalence of fixed-price arrangements. Fixed-price contracts create both the risk of cost growth and the opportunity to increase margins if we are able to reduce our costs.

In January 2013, we were notified that we had been selected as a single source awardee on three ID/IQ contracts aggregating $298.5 million from the U.S. Navy. We expect the period of performance to be over five years for these contracts, which involve developing virtual training related technology and curriculum for the U.S. Navy littoral combat ships.

Comparison of three and six months ended March 31, 2013 and 2012

Operating overview

Sales for the quarter ended March 31, 2013 increased 7% to $364.3 million from $339.6 million last year. CDS sales and CTS sales increased 28% and 5%, respectively, compared to the second quarter of last year, while MSS sales decreased 4%. For the first six months of the fiscal year, sales increased to $677.7 million compared to $656.4 million last year, an increase of 3%. CDS sales increased 12% compared to the first six months of last year, while CTS and MSS sales remained relatively consistent for such periods. The sales generated by businesses we acquired during 2013 totaled $10.6 million and $11.1 million for the three- and six-month periods ended March 31, 2013, respectively. See the segment discussions following for further analysis of segment sales.

Operating income was $34.6 million in the second quarter compared to $32.5 million in the second quarter of last year, an increase of 6%. CTS operating income increased 38%, while MSS operating income decreased 22% and CDS operating income decreased 95% compared to the second quarter of last year. CDS operating income for the second quarter included $6.1 million of restructuring costs related to severance pay and benefits. Businesses we acquired in 2013 generated operating losses of $0.6 million for the quarter, including $0.2 million of transaction-related costs. Unallocated corporate and other costs for the second quarter of 2013 were $1.5 million compared to $1.6 million in 2012.

Operating income for the six-month period decreased 12% to $52.9 million from $60.3 million last year. CDS and MSS operating income decreased 88% and 14%, respectively, compared to the first six months of last year, while CTS operating income increased 10%. CDS operating results for the six-month period included the restructuring charge mentioned above. Businesses we acquired in 2013 generated operating losses of $0.8 million for the six months ended March 31, 2013, including $0.6 million of transaction-related costs. Unallocated corporate and other expenses for the first six months of the fiscal year were $1.8 million for 2013 and $2.2 million for 2012.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA) increased to $41.5 million in the quarter from $38.0 million in the second quarter of last year. For the first six months of the fiscal year, Adjusted EBITDA decreased to $64.5 million compared to $71.6 million last year. The changes in Adjusted EBITDA for the quarter and six-month period ended March 31, 2013 are primarily related to the changes in operating income for the corresponding periods. See footnote 1 in "Prospectus summary—Summary consolidated financial and other data" for a reconciliation of this non-GAAP metric to net income and an explanation of why we believe it to be an important measure of performance.

Net income attributable to Cubic for the second quarter of fiscal 2013 increased to $27.2 million, or $1.02 per share, compared to $23.4 million, or 88 cents per share, last year. Net income increased for the quarter due to an increase in operating income, and a decrease in income tax expense, which was impacted by the decrease in the effective income tax rate, as described below. The impact of these items was partially offset by a decrease in interest and dividend income and an increase in interest expense.

For the first six months of the year, net income attributable to Cubic decreased to $39.6 million, or $1.48 per share, from $44.1 million, or $1.65 per share last year. The decrease in net income for the six-month period was primarily due to a decrease in operating income, partially offset by a decrease in income tax expense. In the first quarter of fiscal 2013, we recorded $0.6 million of interest expense related to a judgment against us, which required us to pay such amount of interest to the court instead of to the party that had filed claims against us. Also, interest and dividend income decreased for the six-month period based upon the decrease in our average cash balances from previous periods. Included in other income was a net foreign currency exchange loss of $0.2 million in the first six months this year compared to a gain of $1.5 million last year, before applicable income taxes.

Our gross margin percentages on products sales decreased to 29% in the second quarter of 2013 from 32% last year, and decreased to 27% for the six months ended March 31, 2013 from 29% last year. The decrease in gross margin percentages were primarily due to decreases in CDS sales of air and ground combat training systems to customers in the Far East.

Our gross margin percentages on service sales increased to 23% in the second quarter of 2013 from 21% last year, and increased to 21% in the first six months of 2013 from 20% last year. The increase in the gross margin percentages on services sales for the three- and six-month periods ended March 31, 2013 is the result of the increase in CTS service sales as a percentage of our total service sales. CTS service sales have a higher gross margin percentage than service sales from our other segments.

Product and service sales for the second quarter of this year increased by $9.2 million, or 6% and $15.5 million, or 8%, respectively, compared to the second quarter of last year. For the first six months of the year, product sales decreased $8.4 million, or 3%, while services sales increased by $29.7 million, or 9%.

SG&A expenses decreased in the second quarter of 2013 to $41.3 million compared to $43.0 million in 2012. For the six-month period, SG&A increased to $82.3 million compared to 78.3 million last year. As a percentage of sales, SG&A expenses were 11% for the second quarter and 12% for the six-month period of fiscal 2013 compared to 13% and 12% in 2012, respectively. The decrease in SG&A expenses in the second quarter was primarily due to a $2.9 million provision for a legal claim that was accrued for in the second quarter of 2012. Selling and marketing costs in the second quarter of this year were slightly lower than last year; however, selling and marketing costs for the six-month period ended March 31, 2013 were higher than last year. In the second quarter of 2013 we incurred expenses of $0.7 million in preparation for this offering. During the first quarter of 2013 we incurred $1.1 million of professional services costs in connection with the restatement of our consolidated financial statements for the year ended September 30, 2012 and previous periods. Also, in the first quarter of 2013 SG&A expenses were reduced by $1.4 million related to proceeds from an insurance claim for losses that we incurred over the period from fiscal 2010 to fiscal 2012. SG&A expenses in businesses that we acquired in 2013 were $1.1 million for the second quarter and $1.6 million for the first six months of 2013.

Company funded research and development expenditures, which mainly relate to new defense technologies we are developing, decreased to $7.1 million for the second quarter compared to $8.1 million last year, and decreased slightly to $12.9 million for the six-month period this year compared to $13.0 million last year. Amortization of purchased intangibles increased for the second quarter of 2013 to $4.3 million compared to $3.7 million last year due to the amortization of intangible assets related to businesses purchased during 2013. Amortization of purchased intangibles for the first six months of 2013 increased to $7.8 million from $7.7 million in 2012.

The American Taxpayer Relief Act of 2012, which reinstated the U.S. federal research and development tax credit retroactively from January 1, 2012 through December 31, 2013, was enacted into law during the second quarter of fiscal 2013. Therefore, the tax benefit resulting from the reinstatement for fiscal 2013 was reflected in our estimated annual effective tax rate for fiscal 2013 in the second fiscal quarter. Additionally, we recorded a discrete tax benefit of approximately $1.9 million in the second quarter of fiscal 2013 related to the reinstatement of the federal research and development tax credit for fiscal 2012. After consideration of both of these items, we estimate our annual effective income tax rate for fiscal 2013 will be approximately 25%. The effective rate for fiscal 2013 could be affected by, among other factors, the mix of business between the U.S. and foreign jurisdictions, our ability to take advantage of available tax credits and audits of our records by taxing authorities.

Cubic Transportation Systems (CTS) segment

	Six months ended March 31,		Three months ended March 31,
(in millions)	2013	2012	2013	2012

		(As restated)		(As restated)
Cubic Transportation Systems Sales	$257.4	$257.5	$138.8	$131.7
Cubic Transportation Systems Operating Income	$45.4	$41.3	$32.2	$23.4

CTS sales increased 5% in the second quarter to $138.8 million compared to $131.7 million last year, and decreased slightly for the six-month period to $257.4 million from $257.5 million last year. During the quarter and six months ended March 31, 2013, CTS generated higher sales from contracts in the U.K., including higher annual system usage incentives on a significant U.K. contract that were recognized in the second quarter, as well as higher sales on a contract for a suburban bus system near Chicago. NextBus, a business we acquired in January 2013 that provides real-time passenger information products and services to transit agencies contributed sales of $1.5 million for the quarter. For the quarter and six-month period CTS realized lower sales both from a contract to design and build a system in Sydney, Australia and due to reduced work on a contract to design and build a system in Vancouver. In the quarter and six months ended March 31, 2012 revenues were higher on the Vancouver and Sydney projects as we were producing a significant amount of the hardware for the systems, while this year we are in the latter stages of delivery for these systems. The average exchange rates between the prevailing currency in our foreign operations and the U.S. dollar resulted in a decrease in sales of $1.5 million for the second quarter and an increase of $1.1 million for the six-month period compared to the same periods last year.

CTS operating income increased 38% in the second quarter to $32.2 million compared to $23.4 million last year, and increased 10% for the six-month period to $45.4 million from $41.3 million last year. The increases in operating income for the quarter and six-month periods are primarily due to higher sales on our contracts in the U.K., including higher annual system usage incentives on a U.K. contract described above. In addition, sales increased during the quarter and six-month period on certain higher-margin products and services that we provide in Australia. In recent quarters, including the first quarter of 2013 we were incurring costs related to our contract in Sydney, Australia to transition portions of the systems into operations, for which revenues were not sufficient to cover our costs of servicing the system. This situation has begun to improve in the second quarter of 2013 as portions of the systems are moving through the transition phase towards operations. The operating loss from NextBus was $0.3 million in the second quarter of 2013, including costs of the acquisition totaling $0.2 million. The average exchange rates between the prevailing currency in our foreign operations and the U.S. dollar resulted in a decrease in operating income of $0.2 million for the second quarter and an increase of $0.1 million for the six-month period compared to the same periods last year.

Mission Support Services (MSS) segment

	Six months ended March 31,		Three months ended March 31,
(in millions)	2013	2012	2013	2012

		(As restated)		(As restated)
Mission Support Services Sales	$235.6	$234.4	$122.2	$126.9
Mission Support Services Operating Income	$7.8	$9.1	$3.6	$4.6

MSS sales decreased 4% in the second quarter to $122.2 million compared to $126.9 million last year, and increased 1% for the six-month period to $235.6 million from $234.4 million last year. Sales in the quarter and six-month period were lower on certain contracts, including at the Joint Readiness Training Center (JRTC) in Fort Polk, Louisiana due to lower activity. The decrease in sales was also caused by the loss of contracts due to lower bids by competitors. These decreases in sales were partially offset for the quarter and were more than offset for the six-month period by increases in sales on certain Abraxas contracts, and by sales generated by NEK, a special operation forces training business acquired in December 2012 that generated sales of $9.1 million and $9.6 million in the three-and six-month periods ended March 31, 2013, respectively.

MSS operating income decreased 22% in the second quarter to $3.6 million compared to $4.6 million last year, and decreased 14% for the six-month period to $7.8 million from $9.1 million last year. The decreased operating income primarily resulted from increased personnel costs on a flight simulator training contract and the loss of contracts described above. In addition, NEK had an operating loss of $0.3 million for the quarter and $0.5 million for the six-month period ended March 31, 2013, including acquisition-related costs of $0.4 million.

Cubic Defense Systems (CDS) segment

	Six months ended March 31,		Three months ended March 31,
(in millions)	2013	2012	2013	2012

		(As restated)		(As restated)
Cubic Defense Systems Sales
Training systems	$153.2	$135.0	$87.6	$70.3
Secure communications	31.2	29.0	15.6	10.4

	$184.4	$164.0	$103.2	$80.7

Cubic Defense Systems Operating Income
Training systems	$8.9	$12.3	$7.0	$7.8
Secure communications	(1.3)	(0.2)	(0.6)	(1.7)
Restructuring costs	(6.1)	—	(6.1)	—

	$1.5	$12.1	$0.3	$6.1

Training systems

Training systems sales increased 25% in the second quarter to $87.6 million compared to $70.3 million last year, and increased 13% for the six-month period to $153.2 million from $135.0 million last year. Sales increased in the second quarter and the first half of fiscal 2013 from air combat training systems and increased shipments of MILES (Multiple Integrated Laser Engagement Simulation) equipment to the U.S. government. These increases were partially offset by lower ground combat training system sales in the Far East in the second quarter and six months ended March 31, 2013. In addition, the increase in sales for the six-month period were partially offset by lower sales in the first quarter of 2013 from air combat training systems in the Far East, and a ground combat training system contract in the U.K.

Operating income decreased 10% in the second quarter to $7.0 million compared to $7.8 million last year, and decreased 28% for the six-month period to $8.9 million from $12.3 million last year. Although the increased sales of air combat training systems in the U.S. increased operating income for the quarter and six-month period ended March 31, 2013, these increases were more than offset by decreases in operating income on decreased sales of ground combat training systems in the Far East. Also, for the six months ended March 31, 2013, although total sales of air combat training systems were higher, the operating margin for air combat training systems sales was lower than in 2012 because sales of higher margin air combat training systems to a customer in the Far East decreased in the first quarter of 2013. Operating margins on a ground combat training systems service contract in the U.K. improved for the quarter and six months ended March 31, 2013 due to decreasing costs as the contract matures.

Secure communications

During the quarter ended March 31, 2013, certain CDS product lines that were previously classified in an "Other" category have been reclassified into the "Secure Communications" category. Prior year amounts have been reclassified to conform to the current year presentation.

Secure communications sales increased 50% in the second quarter to $15.6 million compared to $10.4 million last year, and increased 8% for the six-month period to $31.2 million from $29.0 million last year. Operating losses decreased to $0.6 million in the second quarter from $1.7 million last year, and increased from $0.2 million to $1.3 million for the six-month period.

Sales were higher from personnel locater systems for the quarter and six-month period but were lower from datalink and power amplifier products. Increased operating income for the quarter on higher personnel locater system sales was partially offset by the lower operating income on lower sales of datalinks. For the six-month period, the higher operating income on higher personnel locater system sales was more than offset by lower margins on datalink sales. These decreased datalink margins for the six months were caused by lower sales as well as cost growth, particularly from the impact of cost increases of $1.2 million in the first quarter of fiscal 2013 on a U.S. government contract.

Restructuring costs

In March 2013, our CDS business implemented a restructuring plan to reduce global employee headcount by approximately 150 in order to rebalance our resources with work levels that have declined due to recent delays in contract awards and contract funding. CDS incurred a resulting restructuring charge of $6.1 million in the second quarter of fiscal 2013. The total costs of the restructuring plan are not expected to be significantly greater than the charges incurred to date. The workforce realignment was reflective of the current mix of work and anticipated activity levels going forward. We anticipate that operating margins will improve for CDS over the course of the current fiscal year and next year with the leaner cost structure.

The following table presents a rollforward of our restructuring liability as of March 31, 2013, which is included within accrued compensation and other current liabilities within our Condensed Consolidated Balance Sheets:

(in millions)	Restructuring liability employee separation expenses

Liability as of December 31, 2012	$—
Accrued costs	6.1
Cash payments	(0.5)

Liability as of March 31, 2013	$5.6

Certain restructuring costs are based upon estimates. Actual amounts paid may ultimately differ from these estimates. If additional costs are incurred or recognized amounts exceed costs, such changes in estimates will be recognized when incurred.

 Comparison of fiscal years ended September 30, 2012 and 2011 and September 30, 2011 and 2010

Operating overview

Sales increased 7% in fiscal 2012 over 2011, primarily due to sales growth of 20% in CTS. The 3% growth in 2012 sales from MSS was nearly offset by a 4% decrease in CDS sales. Sales increased to $1.381 billion in 2012, compared to $1.296 billion in 2011, with all of the growth coming from existing businesses. The average exchange rates between the prevailing currencies in our foreign operations and the U.S. dollar, resulted in a decrease in sales of $1.5 million in 2012 over 2011.

Sales increased 8% in 2011 over 2010, due to growth in all three business segments. Sales grew to $1.296 billion in 2011, compared to $1.198 billion in 2010. Approximately half of the growth in 2011 was organic and half was the result of our acquisition of Abraxas in December 2010, which added $50.0 million to our 2011 revenue. Sales in 2011 would have increased by 4% without the addition of Abraxas and sales in our MSS segment would have decreased 4% absent this acquisition. The average exchange rates between the prevailing currencies in our foreign operations and the U.S. dollar resulted in an increase in sales of $21.0 million in 2011 over 2010. See the segment discussions below for further information about segment sales.

Operating income increased 13% to $128.0 million in 2012 compared to $113.5 million in 2011. CTS and CDS each contributed to the growth in operating income in 2012, while MSS operating income was down in 2012 from 2011. Growth in CTS sales was the primary reason for the increase in operating income, while CDS operating income grew primarily due to a decrease in our investment in cross domain and global asset tracking products in 2012 compared to 2011. The current competitive environment in the government services industry is driving MSS profit margins lower than in recent years, resulting in lower operating income. Operating results for MSS include an operating loss from Abraxas of $1.3 million in 2012, including amortization of intangible assets of $9.3 million, compared to a loss of $3.5 million in 2011, which included amortization of intangible assets of $8.2 million and acquisition costs of $0.7 million. The average exchange rates between the prevailing currencies in our foreign operations and the U.S. dollar, resulted in a decrease in operating income of $0.6 million for 2012.

Operating income increased 6% to $113.5 million in 2011 compared to $106.6 million in 2010. Improved margins and higher sales in our CTS segment contributed significantly to the increase in our operating income. We incurred higher costs in 2010 than in 2011 on our contract in London for the transition of our contract from TranSys, Ltd., our 50% owned variable interest entity (VIE), to Cubic, resulting in higher margins on this contract in 2011. Operating income growth in 2011 was limited somewhat by an increase in the investment by CDS in two businesses acquired in 2010, Impeva Labs and Safe Harbor Holdings, which are developing global asset tracking and cross domain products. The operating losses for these two businesses totaled $11.9 million in 2011 compared to $3.1 million in 2010. MSS operating income in 2011 was lower than 2010 primarily because of an operating loss of $3.5 million incurred by the newly acquired Abraxas business, as mentioned above. A $4.2 million gain was recorded by CDS in 2010 related to a bad debt recovery, which positively impacted our 2010 operating income. The average exchange rates between the prevailing currencies in our foreign operations and the U.S. dollar, resulted in an increase in operating income of $3.0 million for 2011. See the segment discussions below for further information about segment operating income.

Net income attributable to Cubic increased to $91.9 million ($3.44 per share) in 2012 from $83.6 million ($3.13 per share) in 2011 and $72.1 million ($2.70 per share) in 2010. Higher net income year-over-year resulted primarily from the improvements in operating income, as described above. Our net income also increased in 2012 and 2011 compared to 2010 due to a decrease in our effective tax rate, as described below.

The gross margin from product sales was 32% in 2012, compared to 30% in 2011 and 29% in 2010. Improved performance from our transportation systems business in 2012 and our defense systems training business in 2011 primarily accounted for the increases over the prior years. The gross margin from service sales was 17% in 2012 compared to 19% in 2011 and 13% in 2010. Competitive pressures in the defense services business in 2012 contributed to the decrease in gross margin from 2011. The increase in gross margins from services in 2011 also reflected the improvement in margin and increase in service revenue related to our transportation business in the U.K., as well as a higher gross margin from 2011 Abraxas revenues since our acquisition of the business in December 2010.

SG&A expenses increased to $163.7 million or 12% of sales in 2012, compared to $159.8 million or 12% of sales in 2011 and $124.3 million or 10% of sales in 2010. The increase in SG&A expenses in 2012 reflects the overall growth of the business. The increase in 2011 was primarily due to increased business development expenses for two defense systems businesses acquired in 2010, as well as increased business development expenses related to other businesses within our CDS segment. In 2011, we incurred more bid and proposal costs as a percentage of revenue throughout the organization, and more SG&A costs related to the growth of our transportation systems business in Australia and the U.K. The acquisition of Abraxas in the MSS segment also added to 2012 and 2011 SG&A expenses compared to 2010. In addition, 2010 SG&A expenses benefitted from a bad debt recovery of $4.2 million.

Company-sponsored R&D spending totaled $28.7 million in 2012 compared to $25.3 million in 2011 and $19.0 million in 2010. The increase in R&D expenditures in 2012 came from the transportation systems business, which increased R&D spending from $4.0 million in 2011 to $8.3 million in 2012. Increased R&D expenditures in 2011 were primarily related to the development of products by the two defense companies we acquired in 2010, including cross domain and global asset tracking products. We also increased R&D spending in 2011 related to new technologies for ground combat training systems in our defense systems business. A significant portion of our product development spending is incurred in connection with the performance of work on our contracts. The amount of contract-required development activity in 2012 was approximately $81 million compared to $72 million in 2011 and $63 million in 2010, however, these costs are included in cost of sales, rather than R&D, as they are directly related to contract performance.

Amortization expense increased to $14.8 million in 2012, compared to $14.7 million in 2011 and $6.8 million in 2010. The increase in 2012 and 2011 over 2010 was primarily due to our acquisition of Abraxas in December 2010.

Interest and dividend income was $3.0 million in 2012, compared to $2.6 million in 2011 and $1.6 million in 2010. Interest and dividend income primarily increased in 2012 and 2011 over 2010 due to an increase in local currencies held by our wholly-owned subsidiaries in New Zealand and Australia. These foreign investments earned a higher interest rate in both 2012 and 2011 than our other cash and short term investments. Other Income (Expense) netted to income of $0.8 million in 2012, compared to $1.7 million in 2011 and $3.6 million in 2010. The higher amount of Other Income in 2011 and 2010 was caused primarily by the impact of foreign currency exchange rate changes on U.S. dollar denominated investments held by our wholly-owned subsidiary in the U.K. that uses the British Pound as its functional currency. The impact of exchange rates on these U.S. dollar denominated investments was recorded as other non-operating income, and resulted in income of $0.5 million in 2011 and $3.7 million in 2010. Interest expense was $1.6 million in 2012, compared to $1.5 million in 2011 and $1.8 million in 2010, due to a reduction in long-term borrowings over the three year period.

Our effective tax rate for 2012 was 29% of pretax income compared to 28% in 2011 and 35% in 2010. Our effective tax rate increased in 2012 over 2011, primarily because of the expiration of the U.S. R&D credit on December 31, 2011. In 2012, we also recorded a benefit of $2.5 million, due to the reversal of uncertain tax positions relating to statute expirations and settlements with tax authorities, compared to $1.2 million in 2011 and $1.7 million in 2010. The effective tax rate also decreased in 2012 and 2011 compared to 2010, due to an increase in the amount of our income earned in foreign tax jurisdictions that is taxed at lower rates than the U.S. federal statutory tax rate.

Our effective tax rate also decreased in 2011 compared to 2010 due to an increase in R&D and other income tax credits. In addition, in fiscal 2011 the U.S. Congress retroactively reinstated the R&D credit, which had expired in fiscal 2010, further reducing our 2011 tax expense by $1.4 million. The tax effect of repatriation of earnings from our foreign subsidiaries resulted in additional tax of $2.8 million in 2012.

Our effective tax rate could be affected in future years by, among other factors, the mix of business between U.S. and foreign jurisdictions, our ability to take advantage of available tax credits and audits of our records by taxing authorities.

Cubic Transportation Systems (CTS) segment

	Years ended September 30,
(in millions)	2012	2011	2010

		(As restated)	(As restated)
Cubic Transportation Systems Sales	$513.6	$427.1	$383.0
Cubic Transportation Systems Operating Income	$76.3	$66.9	$51.8

CTS sales increased 20% to $513.6 million in 2012 compared to $427.1 million in 2011. The overall increase in sales was primarily from work on our contracts in Sydney, Australia and Vancouver, B.C. Canada. In addition, sales were somewhat higher from our contracts in the U.K. Partially offsetting these increases were lower sales from design and build projects in the U.S. that were completed in 2011. The average exchange rates between the prevailing currencies in our foreign operations and the U.S. dollar, resulted in a decrease in sales of $2.5 million for 2012.

CTS sales increased 12% to $427.1 million in 2011 compared to $383.0 million in 2010. Sales increased in Europe and Australia, but decreased in North America. The increase in sales came primarily from our contract in Vancouver, B.C. Canada, our contracts in the U.K. and our contracts in Sydney and Brisbane, Australia. Higher sales from our contract in London resulted primarily from the transition of services to Cubic under a major contract modification awarded in fiscal 2009, for which full transition of services to Cubic was completed in August of 2010. These services were formerly performed by our joint venture partner with respect to TranSys, our 50% owned VIE. Partially offsetting these increases were lower sales from a gating system contract in Southern California, which was completed in 2010, and lower sales in the San Francisco Bay area. The average exchange rates between the prevailing currencies in our foreign operations and the U.S. dollar, resulted in an increase in sales of $16.0 million for 2011.

CTS operating income improved to $76.3 million in 2012 from $66.9 million in 2011, an increase of 14%. Improvements in operating income resulted from higher sales in Canada and the U.K. as mentioned above. In addition, profit margins improved from a service contract in California, where we received higher revenues based on increased system usage. Lower sales in the U.S. from the contracts that were completed in 2011 partially offset the growth in operating income, in addition to cost growth of $5.3 million on contracts in the U.S. and Europe. We also increased research and development spending in 2012 to $8.3 million, compared to $4.0 million in 2011, which limited growth in operating income. We are working on next generation transit technologies that we believe will enhance our leading position in the industry. The average exchange rates between the prevailing currencies in our foreign operations and the U.S. dollar, resulted in a decrease in operating income of $0.9 million for 2012.

CTS operating income improved to $66.9 million in 2011 from $51.8 million in 2010, an increase of 29%. Operating income was higher on increased revenue from our contracts in the U.K. and Australia. The operating margin in Australia improved primarily due to a reduction in bid and proposal costs in 2011 compared to costs incurred in 2010 to secure the Sydney contract. Operating income was higher in the U.K. from our contract in London, due to higher sales and lower costs in 2011 than in 2010. We had incurred significantly higher costs in 2010 to transition services to Cubic that were formerly performed by our joint venture partner in the TranSys arrangement, as mentioned above. Partially offsetting these increases were lower operating income on lower sales from the gating system customer in Southern California mentioned above. In addition, in 2010 we received a contract modification that resolved a contingency on a contract in Europe, resulting in a reversal of a $1.6 million reserve that added to operating income in 2010. The average exchange rates between the prevailing currencies in our foreign operations and the U.S. dollar, resulted in an increase in operating income of $1.4 million for 2011.

Mission Support Services (MSS) segment

	Years ended September 30,
(in millions)	2012	2011	2010

		(As restated)	(As restated)
Mission Support Services Sales	$491.4	$476.5	$444.9
Mission Support Services Operating Income	$21.9	$23.9	$27.9

MSS sales were up 3% to $491.4 million in 2012 compared to $476.5 million in 2011. Sales were higher from Abraxas in 2012, both due to growth of the business and because we acquired the business during the first quarter of 2011 and thus did not realize a full year of sales that year. Sales were also higher from our contract at the Joint Readiness Training Center (JRTC) in Fort Polk, Louisiana and from our defense modernization business in Eastern Europe. The loss of training work for flight simulators, and at the U.S. Army Quartermaster Center and School,

partially offset these sales increases. The current environment in defense services, including increased competition and an emphasis on small business awards, has limited MSS growth and may continue to do so in the near term.

MSS sales were up 7% to $476.5 million in 2011 compared to $444.9 million in 2010. Our acquisition of Abraxas in December 2010 added $50.0 million to sales for 2011. Sales growth was also driven by increased activity in support of homeland security under our Seaport-e contract, and in support of instruction and maintenance of flight simulators. Partially offsetting these sales increases were lower sales from the JRTC contract and from the U.S. Army Quartermaster Center and School. Sales also decreased from training and education contracts due to delays in contract awards, as well as services insourcing, primarily by the U.S. Army, and the migration of certain contracts to small businesses where we are now in a subcontractor role.

MSS operating income decreased 8% to $21.9 million in 2012 from $23.9 million in 2011. The loss of the contracts mentioned above contributed to lower operating income in 2012. In addition, the competitive environment has forced us to bid somewhat lower margins than in recent years in order to acquire positions on new contracts and retain positions on our existing contracts. The operating loss from Abraxas improved to $1.3 million in 2012, including amortization of intangible assets of $9.3 million, compared to $3.5 million in 2011, which included amortization of intangible assets of $8.2 million and acquisition costs of $0.7 million.

MSS operating income decreased 14% to $23.9 million in 2011 from $27.9 million in 2010. Abraxas incurred an operating loss of $3.5 million for 2011, as mentioned above. Lower revenue from certain higher margin training and education contracts also contributed to the decrease in operating income for 2011. These decreases were partially offset by an increase in operating margin on increased sales from certain information operations contracts. In late 2009 and early 2010, MSS had recorded a provision of $2.0 million for a dispute with a customer over contract terms. As a result of the settlement of this dispute, we recorded a gain of $1.5 million in 2011.

Amortization of purchased intangibles included in the MSS results amounted to $12.0 million, $11.7 million and $4.5 million in 2012, 2011 and 2010, respectively. The increase in 2012 and 2011 over 2010 was primarily due to our acquisition of Abraxas in December 2010.

Cubic Defense Systems (CDS) segment

	Years ended September 30,
(in millions)	2012	2011	2010

		(As restated)	(As restated)
Cubic Defense Systems Sales
Training systems	$322.5	$337.9	$302.9
Secure communications	41.6	41.4	61.8
Other	11.3	11.4	3.5

	$375.4	$390.7	$368.2

Cubic Defense Systems Operating Income
Training systems	$39.0	39.0	30.2
Secure communications	2.2	6.4	4.6
Other	(6.6)	(15.6)	(3.2)

	$34.6	$29.8	$31.6

Training systems

Training systems sales decreased 5% in 2012 to $322.5 million from $337.9 million in 2011. The delivery of air combat training systems to a U.S. government customer in 2011 resulted in significantly higher sales than in 2012. In addition, sales from a ground combat training system contract in the Far East were lower in 2012 than in 2011 and shipment of MILES equipment to the U.S. government decreased in 2012 compared to 2011. Partially offsetting these decreases were higher sales of our small arms training systems and higher sales from two ground combat training range contracts in Europe. The average exchange rates between the prevailing currencies in our foreign operations and the U.S. dollar, resulted in an increase in training system sales of $1.0 million for 2012.

Training systems sales were up 12% for 2011 to $337.9 million from $302.9 million in 2010. Higher sales from air combat training, ground combat training and MILES equipment all contributed to the increase. Sales of air combat training systems to the U.S. military and to customers in the Far East grew in 2011. Increases in ground combat training system sales in Europe more than offset decreases in sales of ground combat training systems to customers in the Far East. The average exchange rates between the prevailing currencies in our foreign operations and the U.S. dollar, resulted in an increase in training system sales of $5.1 million for 2011.

Operating income for training systems was $39.0 million in 2012 and 2011. In 2011 and the first half of 2012, we recorded revenues equal to costs on a ground combat training system in Europe because we were working under a contract without a firm contract price or scope of work. In 2012, we reached agreement with the customer on price and scope of work, resulting in additional profit margin this year because of this favorable change in estimate. An increase in operating income also came from increased sales of small arms training systems. Offsetting these increases were lower operating profits on lower sales of air combat training systems, a ground combat training system in the Far East and MILES equipment. In addition, we incurred higher than previously expected costs in developing an instrumented training system for the U.S. Marine Corps in 2012. The average exchange rates between the prevailing currencies in our foreign operations and the U.S. dollar, resulted in an increase in training systems operating income of $0.3 million for 2012.

Operating income for training systems increased 29% to $39.0 million in 2011 compared to $30.2 million in 2010. The growth in operating income was primarily attributable to increased operating income on higher sales of air combat training systems to the U.S. military and to a customer in the Far East, and improved margins on increased sales of MILES equipment. The 2010 operating income for training systems was positively impacted by a bad debt recovery from a company through which we sold training systems products to the U.S. government. In 2009 the company had failed to pass on to us cash they collected from the government on our behalf. In 2010, we were able to collect the entire amount plus attorney's fees, costs and interest, for a total recovery of $4.2 million. We invested $3.4 million in 2011 and $3.2 million in 2010 in the development of new ground combat training technology for tactical vehicles, which limited our operating income in both years. The average exchange rates between the prevailing currencies in our foreign operations and the U.S. dollar, resulted in an increase in training systems operating income of $1.5 million for 2011.

Secure communications

Secure communications sales increased slightly to $41.6 million in 2012 from $41.4 million in 2011. Sales of personnel locator systems and power amplifiers decreased in 2012, while sales of data links increased. Secure communications sales decreased 33% to $41.4 million in 2011 from $61.8 million in 2010. Sales of data links and power amplifiers decreased in 2011, while sales of personnel locater systems were relatively consistent between the years. We began work on a new contract in 2010 called Video Scout and produced spare parts for the Joint-STARS system we delivered years ago, which contributed to higher data links sales in 2010.

Operating income from secure communications decreased 66% to $2.2 million in 2012 from $6.4 million in 2011. Higher data link sales added to operating income, however, this was more than offset by higher than expected costs of developing new data link technology in 2012. Lower sales of personnel locator systems and power amplifiers also contributed to the decrease. Operating income from secure communications increased 39% to $6.4 million in 2011 from $4.6 million in 2010. In 2010 we realized operating losses of $6.0 million from a new mini-common data link (mini-CDL) product and Video Scout product as a result of development costs incurred in 2010, compared to profitable sales of these products in 2011.

Other

In 2010, CDS added two new product lines through acquisitions of Impeva Labs and Safe Harbor Holdings that are developing global asset tracking and cross domain products. During 2011, we increased our investment in the development and marketing of these products, resulting in an operating loss for the year as reflected in the other caption in the table above. In 2012, we reduced operating and development costs for these product lines, but again incurred an operating loss. Also included in the other category above were development costs for combat identification technologies. Partially offsetting these expenses was an adjustment of $0.7 million recorded in 2011 that reduced our estimated liability for contingent consideration related to one of the acquisitions made in 2010.

 Liquidity and capital resources

Operating activities used cash of $56.0 million for six-month period ended March 31, 2013. Increases in accounts receivable and long-term capitalized contract costs and decreases in accounts payable, customer advances and other current liabilities contributed to the use of cash. Operating activities used cash of $54.7 million in 2012, compared to providing cash of $129.1 million in 2011 and $115.0 million in 2010. In 2012, cash generated by earnings was offset by increases in accounts receivable of $118.2 million, long-term capitalized construction costs of $26.9 million, and inventories of $13.6 million, and a net decrease in customer advances of $38.0 million, which contributed to the overall use of cash for the year. The growth in accounts receivable and reduction of customer advances in 2012 and 2013 related to several large on-going contracts we worked on in 2012 and 2013, including transportation systems contracts in Canada and Australia and defense system contracts in the U.S. and Middle East. Negative cash flows on these contracts at this stage of their completion is in accordance with contract terms. Contract terms, including payment terms on our long-term development contracts, are customized for each contract based upon negotiations with the respective customer. For certain large long-term development contracts, we had received significant up-front cash payments from customers based upon the negotiated terms of these contracts. The customer advance balances on these contracts decreased in 2012 and 2013 as development work progressed. The customized payment terms on long-term development projects also often include payment milestones based upon such items as the delivery of components of systems, meeting specific contractual requirements in the contracts, or other events. These milestone payments can vary significantly based upon the negotiated terms of the contracts. In 2012 and 2013, the growth in the unbilled accounts receivable was based upon when we are entitled to receive milestone payments. In 2011, cash generated by earnings, decreases in accounts receivable of $3.6 million and inventories of $2.4 million, and net customer advances of $37.1 million contributed to the positive results. In 2010, cash generated by earnings, decreases in accounts receivable of $25.2 million and inventories of $17.3 million, and net customer advances of $18.5 million contributed to the positive cash flows.

Partially offsetting the positive operating cash flows were payments of $13.2 million for income taxes in 2011 and $27.0 million in value added tax (VAT) in 2010, related to the wind-up of the PRESTIGE contract within TranSys, our 50% owned VIE. Cash provided by the consolidation of the VIE was the primary source of cash used to make these income tax and VAT payments, which are included in operating activities.

In the six months ended March 31, 2013, CDS and CTS contributed to the use of cash from operating activities, while MSS provided cash from operating activities. In 2012, MSS contributed positive operating cash flows, while CDS and CTS both generated negative operating cash flows. In 2010 and 2011, all three segments contributed to positive operating cash flows, with CTS providing the greatest portion.

We have classified certain unbilled accounts receivable balances as non-current because we do not expect to receive payment within one year from the balance sheet date. At March 31, 2013, this balance was $20.8 million compared to $22.1 million at September 30, 2012, $23.7 million at September 30, 2011 and $28.1 million at September 30, 2010.

Investing activities for the six-month period ended March 31, 2013 included $33.1 million of cash paid related to the acquisition of NEK, $20.0 million of net cash paid related to the acquisition of NextBus and capital expenditures of $3.9 million. Investing activities provided cash of $11.6 million in 2012, and used cash of $77.3 million in 2011 and $52.8 million in 2010. In 2012, net cash provided by investing activities consisted of proceeds of $25.8 million from maturities of short-term investments, offset by capital expenditures of $14.2 million. In 2011, cash used in investing activities included $126.0 million for the acquisition of Abraxas, $0.7 million for a small defense systems acquisition made during the year, and an additional payment of $0.2 million for a small defense systems acquisition made in 2010. In addition, in 2011, we received proceeds from the sale or maturities of short-term investments of $58.3 million and made capital expenditures of $8.7 million. In 2010, cash used in investing activities included $76.0 million of net purchases of short-term investments, cash paid for acquisitions of $7.4 million for two small defense systems acquisitions and an additional payment of $0.9 million for a transportation systems acquisition made in 2009. In 2010, we consolidated TranSys, our 50% owned VIE, which provided $38.3 million of cash and made capital expenditures of $6.9 million.

Financing activities for the six-month period ended March 31, 2013 consisted of scheduled payments on our long-term debt of $8.3 million, $25.0 million of net proceeds from short-term borrowings on our revolving line of credit, and $50.0 million of proceeds from a note purchase and private shelf agreement described below. Financing activities used cash of $79.6 million in 2012, $12.0 million in 2011 and $9.3 million in 2010. In 2012, we placed $68.6 million of cash in a restricted bank account as collateral for a letter of credit facility we entered into in the U.K. We are required to leave the cash in the restricted account as long as the bank continues to maintain the associated letters of credit under the facility. Cash used in financing activities consisted of scheduled payments on long-term borrowings of $4.5 million, $4.6 million and $4.5 million in 2012, 2011 and 2010, respectively. Dividends paid to shareholders amounted to $3.2 million (12 cents per share), $6.4 million (24 cents per share), $7.5 million (28 cents per share) and $4.8 million (18 cents per share) in the six months ended March 31, 2013, and fiscal years 2012, 2011 and 2010, respectively.

We have a committed secured revolving credit agreement with a group of financial institutions in the amount of $200.0 million, expiring in May 2017. The available line of credit on the agreement is reduced by any letters of credit issued under the agreement. As of March 31, 2013, there were borrowings of $25.0 million outstanding under the agreement. Our borrowings under the agreement bear interest at a variable rate (1.6% at March 31, 2013). In addition, as of March 31, 2013, there were letters of credit outstanding under the agreement totaling $43.6 million, which reduced the available line of credit to $131.4 million at that date.

We also have a secured letter of credit facility agreement with a bank that expires in March 2014. As of March 31, 2013, there were letters of credit outstanding under this agreement of $60.5 million. In support of this facility, we continue to hold $68.8 million of our cash on deposit in the U.K. as collateral in a restricted account with the bank providing the facility. We are required to leave the cash in the restricted account so long as the bank continues to maintain associated letters of credit under the facility. The maximum amount of letters of credit currently allowed by the facility is $62.6 million, and any increase above this amount would require bank approval and additional restricted funds to be placed on deposit. We may choose at any time to terminate the facility and move the associated letters of credit to another credit facility. Letters of credit outstanding under this facility do not reduce the available line of credit available under the revolving credit agreement described above.

On March 12, 2013, we entered into a note purchase and private shelf agreement, pursuant to which we agreed to issue and sell $100.0 million in aggregate principal amount of senior unsecured notes, bearing interest at a rate of 3.35% and maturing on March 12, 2025. Notes with an aggregate principal amount of $50.0 million were purchased on March 12, 2013 and notes with the remaining aggregate principal amount of $50.0 million were purchased on April 23, 2013. In addition, pursuant to the agreement, we may from time to time issue and sell, and the purchasers may in their sole discretion purchase, within the next three years, additional senior notes in aggregate principal amount of up to $25.0 million that will have terms, including interest rate, as we and the purchasers may agree upon at the time of issuance.

Our secured revolving credit agreement, secured letter of credit facility agreement and note purchase and private shelf agreement each contain a number of customary covenants, including requirements for Cubic to maintain certain interest coverage and leverage ratios and restrictions on Cubic's and certain of its subsidiaries' abilities to, among other things, incur additional debt, create liens, consolidate or merge with any other entity, or transfer or sell substantially all of their assets, in each case subject to certain exceptions and limitations. These agreements also contains customary events of default, including, without limitation: (a) failure by Cubic to pay principal or interest on the Notes when due; (b) failure by Cubic or certain of its subsidiaries to comply with the covenants in the agreements; (c) failure of the representations and warranties made by Cubic or certain of its subsidiaries to be correct in any material respect; (d) cross-defaults with other indebtedness of Cubic or certain of its subsidiaries resulting in the acceleration of the maturity thereof; (e) certain bankruptcy and insolvency events with respect to Cubic or certain of its subsidiaries; (f) failure by Cubic or certain of its subsidiaries to satisfy certain final judgments when due; and (g) a change in control of Cubic, in each case subject to certain exceptions and limitations. The occurrence of any event of default under these agreements may result in all of the indebtedness then outstanding becoming immediately due and payable.

We intend to obtain financing in the future in order to finance a transportation contract with the Chicago Transit Authority, for which we will incur significant costs prior to receiving payments under the contract. In order to mitigate the risk of changes in interest rates prior to obtaining this financing, we have entered into a forward starting swap to reduce interest rate variability exposure for the projected interest rate cash flows. See Note 13 to our consolidated financial statements included in this prospectus for more information.

The accumulated deficit in other comprehensive income (loss) decreased $5.3 million in 2012 due to a positive adjustment from foreign currency translation of $10.7 million and an unrealized gain on cash flow hedges of $0.2 million. Partially offsetting these decreases was an increase in the recorded liability for our pension plans of $5.6 million (after applicable income taxes). These adjustments resulted in a negative balance in accumulated other comprehensive income of $21.1 million at September 30, 2012 compared to a negative balance of $26.5 million at September 30, 2011 and $16.3 million at September 30 2010.

The net deferred tax assets balance was $24.0 million, $22.3 million and $33.6 million at September 30, 2012, 2011 and 2010, respectively. The primary reasons for the increase in 2012 was an increase in the asset related to the effect of recording adjustments to our pension liability through other comprehensive income and a decrease in the liability related to identified intangible assets arising from acquisitions. The increase in the deferred tax asset related to net operating loss carryforwards in a foreign subsidiary during 2012 was the result of, and largely offset by, an increase in the deferred tax liability for deferred revenues under that jurisdiction's tax laws. The deferred tax liability for deferred revenues does not represent amounts related to revenues deferred in our financial statements, but only for purposes of our tax returns. In 2011 we recorded a net deferred tax liability of $7.6 million in connection with our acquisition of Abraxas to reflect the tax impact of the identified intangible assets that will not generate tax deductible amortization expense, net of the future tax benefit of acquired net operating loss carrybacks and carryforwards. Also, net deferred tax liabilities increased by $11.7 million in 2011 due to a change in the tax accounting method for recording service contract revenue in the U.S. The decrease in the deferred tax assets in 2011 was partially offset by the effect of recording adjustments to the pension liability through other comprehensive income, which resulted in an additional deferred tax asset of $2.3 million at September 30, 2011. We expect to generate sufficient taxable income in the future such that the net deferred tax asset will be realized.

Our financial condition remains strong with working capital of $418.6 million and a current ratio of 2.5 to 1 at March 31, 2013. We expect that cash on hand, cash flows from operations, and our unused lines of credit will be adequate to meet our liquidity requirements for the foreseeable future. In addition to short-term borrowing arrangements we have in New Zealand and Australia, we have a committed credit facility from a group of financial institutions in the U.S., aggregating $200.0 million, as described above. Our total debt to capital ratio at March 31, 2013 was 10%. In addition, our cash and cash equivalents, including restricted cash, totaled $217.4 million at March 31, 2013 which exceeded our total debt by $139.4 million. Our cash is invested primarily in highly liquid bank deposits and government instruments in the U.S., U.K., New Zealand and Australia. This March 31, 2013 information does not give effect to the additional $50.0 million in aggregate principal amount of notes incurred on April 23, 2013.

As of March 31, 2013, $145.1 million of the $148.6 million of our cash, cash equivalents, and short-term investments was held by our foreign subsidiaries, primarily in the U.K., New Zealand and Australia. We also had $68.8 million of restricted cash in the U.K. at March 31, 2013. If these funds are needed for our operations in the U.S., we would be required to accrue and pay U.S. taxes to repatriate these funds. However, we have the intent and ability to permanently reinvest these funds outside of the U.S. and our current plans do not demonstrate a need to repatriate them to fund our U.S. operations.

The following is a schedule of our contractual obligations outstanding as of September 30, 2012:

(in millions)	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years

Long-term debt	$11.5	$4.6	$5.1	$1.1	$0.7
Interest payments	1.0	0.5	0.3	0.2	—
Operating leases	36.7	8.7	12.4	8.9	6.7
Deferred compensation	9.5	0.9	1.5	0.4	6.7
	$58.7	$14.7	$19.3	$10.6	$14.1

Backlog

		September 30,
	March 31, 2013
(in millions)		2012	2011	2010

			(As restated)	(As restated)
Total backlog
Transportation Systems	$1,616.3	$1,663.7	$1,321.4	$1,077.2

Mission Support Services	806.6	737.0	931.5	850.3
Defense Systems:
Training systems	316.8	362.0	481.5	459.5
Secure communications	64.3	68.9	47.0	54.4

Total Defense Systems	381.1	430.9	529.5	513.9
Total	$2,804.0	$2,831.6	$2,781.4	$2,441.4

Funded backlog
Transportation Systems	$1,616.3	$1,663.7	$1,321.4	$1,077.2
Mission Support Services	197.8	248.1	258.1	236.3
Defense Systems:
Training systems	316.8	362.0	481.5	459.5
Secure communications	64.3	68.9	47.0	54.4

Total Defense Systems	381.1	430.9	529.5	513.9
Total	$2,195.2	$2,342.7	$2,108.0	$1,827.4

Total backlog decreased $27.6 million from September 30, 2012 to March 31, 2013. Decreases in backlog for CTS and CDS were partially offset by increases in backlog for MSS. The increase in MSS backlog was partially due to the addition of $19.5 million of backlog from the acquisition of NEK, and the decrease in CTS backlog was partially offset by the addition of $7.1 million of backlog from the acquisition of NextBus. The CDS backlog has been negatively impacted by recent delays in contract awards and extensions, which are due in part to the budgetary uncertainties experienced by our U.S. governmental agency customers. Changes in exchange rates between the prevailing currency in our foreign operations and the U.S. dollar as of the end of the quarter reduced backlog by $22.8 million compared to September 30, 2012. Most of the decrease in backlog caused by the changes in exchange rates impacted CTS backlog.

The difference between total backlog and funded backlog represents options under multi-year MSS service contracts. Funding for these contracts comes from annual operating budgets of the U.S. government and the options are normally exercised annually. Funded backlog includes unfilled firm orders for our products and services for which funding has been both authorized and appropriated by the customer (Congress, in the case of U.S. government agencies). Options for the purchase of additional systems or equipment are not included in backlog until exercised. In addition to the amounts identified above, we have been selected as a participant in or, in some cases, the sole contractor for several substantial ID/IQ contracts. ID/IQ contracts are not included in backlog until an order is received. In the past, many of the contracts we were awarded in MSS were long-term in nature, spanning periods of five to ten years. The DoD now awards shorter-term contracts for the services we provide and increasingly relies upon ID/IQ contracts which can result in a lower backlog and/or lower funded backlog due to the shorter-term nature of Task Orders issued under these ID/IQ awards. We also have several service contracts in our transportation business that include contingent revenue provisions tied to meeting certain performance criteria. These variable revenues are also not included in the amounts identified above. We expect that approximately $904.5 million of the March 31, 2013 funded backlog will be converted into sales by March 31, 2014.

Total backlog increased $50.2 million and funded backlog increased $234.7 million from September 30, 2011 to September 30, 2012. The majority of the CTS backlog increase was related to a new contract in Chicago which added $454 million. Backlog for CDS and MSS decreased from September 30, 2011 to September 30, 2012 due to the sales recognized by these segments in excess of new contracts. Changes in exchange rates between the prevailing currency in our foreign operations and the U.S. dollar as of the end of fiscal 2012, increased backlog by approximately $49.1 million compared to September 30, 2011.

Total backlog increased $340.0 million and funded backlog increased $280.6 million from September 30, 2010 to September 30, 2011. The majority of the CTS backlog increase was from a new contract awarded in Vancouver, which added $220 million in 2011. The acquisition of Abraxas added $106.8 million to our total MSS backlog in 2011. Changes in exchange rates between the prevailing currency in our foreign operations and the U.S. dollar, as of the end of fiscal 2011, decreased backlog by approximately $0.9 million compared to September 30, 2010.

Critical accounting policies, estimates and judgments

Our consolidated financial statements are based on the application of U.S. Generally Accepted Accounting Principles (GAAP), which require us to make estimates and assumptions about future events that affect the amounts reported in our consolidated financial statements and the accompanying notes. Future events and their effects cannot be determined with certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results could differ from those estimates, and any such differences may be material to our consolidated financial statements. We believe the estimates set forth below may involve a higher degree of judgment and complexity in their application than our other accounting estimates and represent the critical accounting estimates used in the preparation of our consolidated financial statements. We believe our judgments related to these accounting estimates are appropriate. However, if different assumptions or conditions were to prevail, the results could be materially different from the amounts recorded.

Revenue recognition

We generate revenue from the sale of products such as mass transit fare collection systems, air and ground combat training systems, and secure communications products. We provide services such as specialized military training exercises, including live, virtual and constructive training exercises and support, and we operate and maintain fare systems for mass transit customers. We classify sales as products or services in our Consolidated Statements of Income based on the attributes of the underlying contracts.

A significant portion of our business is derived from long-term development, production and system integration contracts. We consider the nature of these contracts, and the types of products and services provided, when we determine the proper accounting for a particular contract. Generally, we record revenue for long-term fixed-price contracts on a percentage-of-completion basis using the cost-to-cost method to measure progress toward completion. Many of our long-term fixed-price contracts require us to deliver quantities of products over a long period of time or to perform a substantial level of development effort in relation to the total value of the contract. Under the cost-to-cost method of accounting, we recognize revenue based on a ratio of the costs incurred to the estimated total costs at completion. For certain other long-term, fixed-price production contracts not requiring substantial development effort we use the units-of-delivery percentage-of-completion method as the basis to measure progress toward completing the contract and recognizing sales. The units-of-delivery measure recognizes revenues as deliveries are made to the customer generally using unit sales values in accordance with the contract terms. We estimate profit as the difference between total estimated revenue and total estimated cost of a contract and recognize that profit over the life of the contract based on deliveries.

As a general rule, we recognize sales and profits earlier in a production cycle when we use the cost-to-cost method of percentage-of-completion accounting than when we use the units-of-delivery method. In addition, our profits and margins may vary materially depending on the types of long-term contracts undertaken, the costs incurred in their performance, the achievement of other performance objectives, and the stage of performance at which the right to receive fees, particularly under award and incentive fee contracts, is finally determined.

Award fees and incentives related to performance on contracts, which are generally awarded at the discretion of the customer, as well as penalties related to contract performance, are considered in estimating sales and profit rates. Estimates of award fees are based on actual awards and anticipated performance. Incentive provisions that increase or decrease earnings based solely on a single significant event are generally not recognized until the event occurs. Those incentives and penalties are recorded when there is sufficient information for us to assess anticipated performance.

Accounting for long-term contracts requires judgment relative to assessing risks, estimating contract revenues and costs, and making assumptions for schedule and technical issues. Due to the scope and nature of the work required to be performed on many of our contracts, the estimation of total revenue and cost at completion is complicated and subject to many variables. Contract costs include material, labor and subcontracting costs, as well as an allocation of indirect costs. For contracts with the U.S. federal government, general and administrative costs are considered contract costs; however, general and administrative costs are not considered contract costs for any other customers. We have to make assumptions regarding labor productivity and availability, the complexity of the work to be performed, the availability of materials, estimated increases in wages and prices for materials, performance by our subcontractors, and the availability and timing of funding from our customer, among other variables. For contract change orders, claims, or similar items, we apply judgment in estimating the amounts and assessing the potential for realization. These amounts are only included in contract value when they can be reliably estimated and realization is considered probable. Based upon our history, we believe we have the ability to make reasonable estimates for these items. We have accounting policies and controls in place to address these, as well as other contractual and business arrangements to properly account for long-term contracts, and we continue to monitor and improve such policies, controls, and arrangements. For example, during the fourth quarter of fiscal year 2012, we identified the following material weaknesses in our internal control over financial reporting related to accounting for revenue on certain types of contracts: (i) in our process of assessing the appropriate accounting treatment for revenue and costs for certain of our contracts with customers, we did not maintain a sufficient number of personnel with an appropriate level of knowledge and experience or ongoing training in GAAP to challenge our application of GAAP commensurate with the number and complexity of our contracts to prevent or detect material misstatements in revenue or cost of sales in a timely manner and (ii) our policies for the review and approval of revenue recognition decisions required review and analysis by personnel with an appropriate level of GAAP knowledge and experience for contracts over certain materiality thresholds, which thresholds were not designed to ensure that sufficient review was being performed for revenue recognition decisions that could have a material impact on our financial statements. As a result of these material weaknesses, we concluded that our internal control over financial reporting was not effective based on criteria set forth by the Committee of Sponsoring Organization of the Treadway Commission in Internal Control—An Integrated Framework. We are actively engaged in developing a remediation plan designed to address these material weaknesses and we continue to monitor and improve all of our accounting policies, controls, and arrangements, as described above.

Products and services provided under long-term, fixed-price contracts represented approximately 72% of our net sales for 2012. Because of the significance of the judgments and estimation processes, it is likely that materially different amounts could be recorded if we used different assumptions or if our underlying circumstances were to change. For example, if underlying assumptions were to change such that our estimated profit rate at completion for all fixed-price contracts accounted for under the cost-to-cost percentage-of-completion method was higher or lower by one percentage point, our 2012 net earnings would have increased or decreased by approximately $6 million. When adjustments in estimated contract revenues or estimated costs at completion are required, any changes from prior estimates are recognized by recording adjustments in the current period for the inception-to-date effect of the changes on current and prior periods using the cumulative catch-up method of accounting. When estimates of total costs to be incurred on a contract exceed total estimates of revenue to be earned, a provision for the entire loss on the contract is recorded in the period the loss is determined.

We occasionally enter into contracts that include multiple deliverables such as the construction or upgrade of a system and subsequent services related to the delivered system. Recently, we have seen an increase in the number of customer requests for proposal that include this type of contractual arrangement. An example of this is a contract we entered into in 2011 to provide system upgrades and long-term services for the Vancouver, B.C. Canada Smart Card and Faregate system. We elected to adopt updated authoritative accounting guidance for multiple element arrangements in 2010 on a prospective basis. For contracts of this nature entered into in 2010 and beyond, the contract value is allocated at the inception of the contract to the different contract elements based on their relative selling price. The relative selling price for each deliverable is determined using vendor specific objective evidence (VSOE) of selling price or third-party evidence of selling price if VSOE does not exist. If neither VSOE nor third-party evidence of selling price exists for a deliverable, which is typically the case for our contracts, the guidance requires us to determine the best estimate of the selling price, which is the price at which we would sell the deliverable if it were sold on a standalone basis. In estimating the selling price of the deliverable on a standalone basis, we consider our overall pricing models and objectives, including the factors we contemplate in negotiating our contracts with our customers. The pricing models and objectives that we use are generally based upon a cost-plus margin approach, with the estimated margin based in part on qualitative factors such as perceived customer pricing sensitivity and competitive pressures. Once the contract value is allocated to the separate deliverables, revenue recognition guidance relevant to each contractual element is followed. For example, for the long-term construction portion of a contract we use the cost-to-cost percentage-of-completion method and for the services portion we recognize the service revenues on a straight-line basis over the contractual service period or based on measurable units of work performed or incentives earned. The judgment we apply in allocating the relative selling price to each deliverable can have a significant impact on the timing of recognizing revenues and operating income on a contract. The revenue recognized for each unit of accounting is classified as products or services sales in our Consolidated Statements of Income based upon the predominant attributes of the unit of accounting. If product and service deliverables are combined for revenue recognition purposes, revenue recognized is allocated to products or services in our Consolidated Statements of Income based upon a relative-selling-price method.

Changes in estimates on contracts for which revenue is recognized using the cost-to-cost percentage-of-completion method increased operating profit by approximately $3.6 million in the six months ended March 31, 2013, $7.8 million in the six months ended March 31, 2012, $17.5 million in 2012, $17.0 million in 2011 and $8.8 million in 2010. These adjustments increased net income by approximately $3.1 million ($0.12 per share) in the six months ended March 31, 2013, $5.4 million ($0.20 per share) in the six months ended March 31, 2012, $12.0 million ($0.45 per share) in 2012, $11.5 million ($0.43 per share) in 2011 and $5.8 million ($0.22 per share) in 2010.

We provide services under contracts including outsourcing-type arrangements and operations and maintenance contracts. Revenue under our service contracts with the U.S. government, which is generally in our MSS segment, is recorded under the cost-to-cost percentage-of-completion method. Award fees and incentives related to performance on services contracts at MSS are generally accrued during the performance of the contract based on our historical experience with such awards.

Revenue under contracts for services other than those with the U.S. government and those associated long-term development projects is recognized either as services are performed or when a contractually required event has occurred, depending on the contract. These types of service contracts are entered into primarily by our CTS segment and to a lesser extent by our CDS segment. Revenue under such contracts is generally recognized on a straight-line basis over the period of contract performance, unless evidence suggests that the revenue is earned or the obligations are fulfilled in a different pattern. Costs incurred under these services contracts are expensed as incurred. Earnings related to services contracts may fluctuate from period to period, particularly in the earlier phases of the contract. Certain of our transportation systems service contracts contain service level or system usage incentives, for which we recognize revenues when the incentive award is fixed or determinable. These contract incentives are generally based upon monthly service levels or monthly performance and become fixed or determinable on a monthly basis. However, one of our transportation systems service contracts contains annual system usage incentives which are based upon system usage compared to annual baseline amounts. For this contract the annual system usage incentives are not considered fixed or determinable until the end of the contract year for which the incentives are measured, which falls within the second quarter of our fiscal year. Often these fees are based on meeting certain contractually required service levels or based on system usage levels.

Approximately half of our total sales are driven by pricing based on costs incurred to produce products or perform services under contracts with the U.S. government. Cost-based pricing is determined under the Federal Acquisition Regulation (FAR). The FAR provides guidance on the types of costs that are allowable in establishing prices for goods and services under U.S. government contracts. For example, costs such as those related to charitable contributions, interest expense and certain advertising activities are unallowable and, therefore, not recoverable through sales. We closely monitor compliance with, and the consistent application of, our critical accounting policies related to contract accounting. Business segment personnel evaluate our contracts through periodic contract status and performance reviews. Corporate management and our internal auditors also monitor compliance with our revenue recognition policies and review contract status with segment personnel. Costs incurred and allocated to contracts are reviewed for compliance with U.S. government regulations by our personnel, and are subject to audit by the Defense Contract Audit Agency. For other information on accounting policies we have in place for recognizing sales and profits, see our discussion under "Revenue recognition" in Note 1 to our consolidated financial statements included in this prospectus.

Income taxes

Significant judgment is required in determining our income tax provisions and in evaluating our tax return positions. We establish reserves when, despite our belief that our tax return positions are fully supportable, we believe it is more-likely-than-not a tax position taken or expected to be taken in a tax return, if examined, would be challenged and that we may not prevail. We adjust these reserves in light of changing facts and circumstances, such as the outcomes of tax audits.

Tax regulations require items to be included in the tax return at different times than the items are reflected in the financial statements and are referred to as timing differences. In addition, some expenses are not deductible on our tax return and are referred to as permanent differences. Timing differences create deferred tax assets and liabilities. Deferred tax assets generally represent items that can be used as a tax deduction or credit in future years for which we have already recorded the benefit in our Consolidated Statement of Income. We establish valuation allowances for our deferred tax assets when the amount of expected future taxable income is not likely to support the use of the deduction or credit. Deferred tax liabilities generally represent deductions we have taken on our tax return but have not yet recognized as expense in our financial statements or income we have recorded in our financial statements that is deferred to a future period.

We have not recognized any U.S. tax expense on undistributed earnings of our foreign subsidiaries since we intend to reinvest the earnings outside the U.S. for the foreseeable future and therefore no amounts of undistributed earnings are available for distribution. These undistributed earnings totaled approximately $272 million at September 30, 2012. Annually we evaluate the capital requirements in our foreign subsidiaries and determine the amount of excess capital, if any, that is available for distribution. Whether or not we actually repatriate the excess capital in the form of a dividend, we would provide for U.S. taxes on the amount determined to be available for distribution. This evaluation is judgmental in nature and, therefore, the amount of U.S. taxes provided on undistributed earnings of our foreign subsidiaries is affected by these judgments.

Purchased intangibles

We generally fund acquisitions using cash on hand. Assets acquired and liabilities assumed in connection with an acquisition are recorded at their fair values determined by management as of the date of acquisition. The excess of the transaction consideration over the fair value of the net assets acquired is recorded as goodwill. We amortize intangible assets acquired as part of business combinations over their estimated useful lives unless their useful lives are determined to be indefinite. For certain business combinations, we utilize independent valuations to assist us in estimating the fair value of purchased intangibles. Our purchased intangibles primarily relate to contracts and programs acquired and customer relationships, which are amortized over periods of 15 years or less. The determination of the value and useful life of purchased intangibles is judgmental in nature and, therefore, the amount of annual amortization expense we record is affected by these judgments. For example, if the weighted average amortization period for our purchased intangibles was one year less than we have determined, our 2012 amortization expense would have increased by approximately $1.9 million.

Valuation of goodwill

We evaluate our recorded goodwill balances for potential impairment annually as of July 1, or when circumstances indicate that the carrying value may not be recoverable. The goodwill impairment test is performed by comparing the fair value of each reporting unit to its carrying value, including recorded goodwill. We have not yet had a case where the carrying value exceeded the fair value; however, if it did, impairment would be measured by comparing the implied fair value of goodwill to its carrying value, and any impairment determined would be recorded in the current period. To date there has been no impairment of our recorded goodwill.

Goodwill balances by reporting unit are as follows:

	September 30,
(in millions)	2012	2011	2010

Mission Support Services	$118.4	$118.4	$36.7
Defense Systems	21.0	20.7	20.1
Transportation Systems	7.5	7.3	7.3
Total goodwill	$146.9	$146.4	$64.1

Determining the fair value of a reporting unit for purposes of the goodwill impairment test is judgmental in nature and involves the use of estimates and assumptions. These estimates and assumptions could have a significant impact on whether or not an impairment charge is recognized and also the magnitude of any such charge. Estimates of fair value are primarily determined using discounted cash flows and market multiples from publically traded comparable companies. These approaches use significant estimates and assumptions including projected future cash flows, discount rate reflecting the inherent risk in future cash flows, perpetual growth rate and determination of appropriate market comparables.

For fiscal year 2012, the discounted cash flows for each reporting unit were based on discrete three-year financial forecasts developed by management for planning purposes. Cash flows beyond the three-year discrete forecasts were estimated based on projected growth rates and financial ratios, influenced by an analysis of historical ratios and by calculating a terminal value at the end of five years for our Defense Systems and Mission Support Services reporting units, and three years for our Transportation Systems reporting unit. The future cash flows were discounted to present value using a discount rate of 11.0% for our Defense Systems reporting unit, 11.0% for our Mission Support Services reporting unit and 8.0% for our Transportation Systems reporting unit.

The estimated fair value of each of our reporting units was in excess of its carrying value and, accordingly, there was no indication that goodwill was impaired as of July 1, 2012. Changes in estimates and assumptions we make in conducting our goodwill assessment could affect the estimated fair value of one or more of our reporting units and could result in a goodwill impairment charge in a future period. However, the fair value of our reporting units would remain in excess of their respective carrying values even if there were a 10% decrease in their fair value at July 1, 2012.

Pension costs

The measurement of our pension obligations and costs is dependent on a variety of assumptions used by our actuaries. These assumptions include estimates of the present value of projected future pension payments to plan participants, taking into consideration the likelihood of potential future events such as salary increases and demographic experience. These assumptions may have an effect on the amount and timing of future contributions.

The assumptions used in developing the required estimates include the following key factors:

•
Discount rates
•
Inflation
•
Salary growth
•
Expected return on plan assets
•
Retirement rates
•
Mortality rates

The discount rate represents the interest rate that is used to determine the present value of future cash flows currently expected to be required to settle pension obligations. We base the discount rate assumption on investment yields available at year-end on high quality corporate long-term bonds. Our inflation assumption is based on an evaluation of external market indicators. The salary growth assumptions reflect our long-term actual experience in relation to the inflation assumption. The expected return on plan assets reflects asset allocations, our historical experience, our investment strategy and the views of investment managers and large pension sponsors. Mortality rates are based on published mortality tables. Retirement rates are based primarily on actual plan experience. The effects of actual results differing from our assumptions are accumulated and amortized over future periods and, therefore, generally affect our recognized expense in such future periods.

Changes in the above assumptions can affect our financial statements, although the relatively small size of our defined benefit pension plans limits the impact any individual assumption changes would have on earnings. For example, if the assumed rate of return on pension assets was 25 basis points higher or lower than we have assumed, our 2012 net earnings would have increased or decreased by approximately $0.4 million, assuming all other assumptions were held constant.

Holding all other assumptions constant, an increase or decrease of 25 basis points in the discount rate assumption for 2012 would increase or decrease net earnings for 2013 by approximately $0.2 million, and would have decreased or increased the amount of the benefit obligation recorded at September 30, 2012, by approximately $8.6 million.

Quantitative and qualitative disclosure about market risk

Interest rate risk

We invest in money market instruments and short-term marketable debt securities whose return is tied to short-term interest rates being offered at the time the investment is made. We maintain short-term borrowing arrangements in the U.S., Australia and New Zealand which are also tied to short term rates (the U.S. prime rate, the Australia bank bill swap bid rate and the New Zealand base rate). We also have senior unsecured notes payable to insurance companies that are due in annual installments. These notes have fixed coupon interest rates. See Note 10 to our consolidated financial statements included in this prospectus for more information.

Interest income earned on our short-term investments is affected by changes in the general level of interest rates in the U.S., the U.K., Australia and New Zealand. These income streams are generally not hedged. Interest expense incurred under the short-term borrowing arrangements is affected by changes in the general level of interest rates in the U.S., Australia and New Zealand. The expense related to these cost streams is usually not hedged since it is either revolving, payable within three months and/or immediately callable by the lender at any time. Interest expense incurred under the long-term notes payable is not affected by changes in any interest rate because it is fixed. However, we may in the future use an interest rate swap to essentially convert this fixed rate into a floating rate for some or all of the long-term debt outstanding. The purpose of a swap would be to tie the interest expense risk related to these borrowings to the interest income risk on our short-term investments, thereby mitigating our net interest rate risk. We believe that we are not significantly exposed to interest rate risk at this point in time.

We intend to obtain financing in the future in order to finance a transportation contract with a customer for which we will incur significant costs prior to receiving payments under the contract. In order to mitigate the risk of changes in interest rates prior to obtaining this financing, we have entered into a forward starting swap to reduce interest rate variability exposure for the projected interest rate cash flows. See Note 10 to our consolidated financial statements included in this prospectus.

Foreign currency exchange risk

In the ordinary course of business, we enter into firm sale and purchase commitments denominated in many foreign currencies. We have a policy to hedge those commitments greater than $50,000 by using foreign currency exchange forward and option contracts that are denominated in currencies other than the functional currency of the subsidiary responsible for the commitment, typically the British pound, Canadian dollar, Singapore dollar, Euro, Swedish krona, New Zealand dollar and Australian dollar. These contracts are designed to be effective hedges regardless of the direction or magnitude of any foreign currency exchange rate change, because they result in an equal and opposite income or cost stream that offsets the change in the value of the underlying commitment. See Note 1 to our consolidated financial statements included in this prospectus for more information on our foreign currency translation and transaction accounting policies. We also use balance sheet hedges to mitigate foreign exchange risk. This strategy involves incurring British pound denominated debt (See Interest Rate Risk above) and having the option of paying off the debt using U.S. dollar or British pound funds. We believe that our hedging activities limit our exposure to foreign currency exchange rate risk at this point in time.

Investments in our foreign subsidiaries in the U.K., Australia, New Zealand and Canada are not hedged because we consider them to be invested indefinitely. In addition, we generally have control over the timing and amount of earnings repatriation, if any, and expect to use this control to mitigate foreign currency exchange risk.

Business

General

Cubic Corporation is a leading international provider of cost-effective systems and solutions that address the mass transit and global defense markets' most pressing and demanding requirements. We believe that we have significant transportation and defense industry expertise which, along with our innovative technology capabilities, contributes to our leading customer positions and allows us to deepen and further expand each of our business segments in key markets. We operate in three reportable business segments across the global transportation and defense markets.

Our Cubic Transportation Systems (CTS) business accounted for approximately 37% of our net sales and 60% of operating income in fiscal year 2012. CTS specializes in the design, development, production, installation, maintenance and operation of automated fare payment and revenue management infrastructure and technologies for transit operators. As part of our turnkey solutions, CTS also provides these customers with a comprehensive suite of business process outsourcing (BPO) services and expertise, such as card and payment media management, central systems and application support, retail network management, passenger call centers and financial clearing and settlement support. As transit authorities seek to optimize their operations by outsourcing bundled systems and services, CTS has transformed itself from a provider of automated fare collection (AFC) systems into a systems integrator and services company focused on the intelligent transportation market. As a result, CTS' performance has significantly improved with segment net sales increasing 34% from $383.0 million in fiscal year 2010 to $513.6 million in fiscal year 2012, reflecting our large contract wins for turnkey solutions. Furthermore, due to the growth of our large installed base in key geographic areas and our expanding services platform, service offerings accounted for approximately 44% of segment net sales in fiscal year 2012.

Our complementary defense businesses, Mission Support Services (MSS) and Cubic Defense Systems (CDS), provided approximately 63% of our net sales and 44% of operating income in fiscal year 2012. MSS is a provider of live, virtual and constructive training services to all four branches of the U.S. military, including the special operations communities, as well as to allied nations. In addition, MSS offers a broad range of highly specialized national security solutions to the intelligence community. CDS is a leading provider of realistic, high-fidelity air and ground combat training systems for the U.S. and allied nations and a key supplier of secure communications solutions, including asset tracking and cyber products and Intelligence Surveillance and Reconnaissance (ISR) data links.

We have a broad customer base across our businesses, with approximately 56% of our fiscal year 2012 net sales generated from the U.S. federal, state and local governments. Approximately 3% of these domestic net sales were attributable to Foreign Military Sales, which are sales to allied foreign governments funded by the U.S. government. The remainder of the fiscal year 2012 net sales was attributable to sales to foreign governmental agencies. In fiscal year 2012, 52% of our total net sales were derived from services, with product net sales accounting for the remaining 48%. Headquartered in San Diego, California, we had approximately 8,100 employees working on 5 continents and in 27 countries as of March 31, 2013.

As of March 31, 2013, our funded backlog was $2,195.2 million. On a segment basis, approximately 74% of our funded backlog as of March 31, 2013 was attributable to CTS, with MSS and CDS accounting for 9% and 17%, respectively. Backlog is converted into sales in future periods as work is performed or deliveries are made. We expect that approximately $904.5 million of the March 31, 2013 funded backlog will be converted into sales by March 31, 2014. The difference between total backlog and funded backlog represents options under multi-year service contracts. Funding for these contracts comes from annual operating budgets of the U.S. government and the options are normally exercised annually. Funded backlog includes unfilled firm orders for our products and services for which funding has been both authorized and appropriated by the customer (Congress, in the case of U.S. government agencies). Options for the purchase of additional systems or equipment are not included in backlog until exercised. For the fiscal years 2010, 2011 and 2012, we generated net sales of $1,198.2 million, $1,295.6 million and $1,381.5 million, respectively, and Adjusted EBITDA of $121.1 million, $135.8 million and $150.9 million, respectively. For the six months ended March 31, 2013 we generated net sales of $677.7 million and Adjusted EBITDA of $64.5 million. See footnote 1 in "Prospectus summary—Summary consolidated financial and other data" for a reconciliation of net income attributable to Cubic to Adjusted EBITDA. In addition, for fiscal year 2012, CTS, MSS, CDS and Other Operations accounted for 37%, 36%, 27% and 0%, respectively, of net sales, and 60%, 17%, 27% and (4%), respectively, of operating income.

March 31, 2013 funded backlog by segments	FY2012 net sales by segments

March 31, 2013 total funded backlog $2,195.2 million	FY2012 net sales $1,381.5 million
FY2012 operating income by segments(1)	FY2012 net sales by customer locations(2)

FY2012 operating income $128.0 million	FY2012 net sales $1,381.5 million

(1)   Segment percentages are based on consolidated operating income, excluding the percentage of operating income from Other Operations and unallocated corporate expenses.

(2)   Net sales by customer locations include U.S. funded Foreign Military Sales to international locations. Net sales are attributed to countries or regions based on the location of product or service delivery to customers.

 Business segments

Information regarding the amounts of revenue, operating profit and loss and identifiable assets attributable to each of our business segments, is set forth in Note 17 to our consolidated financial statements included in this prospectus. Additional information regarding the amounts of revenue and operating profit and loss attributable to major classes of products and services is set forth in "Management's discussion and analysis of financial condition and results of operations."

Cubic Transportation Systems segment

CTS is a systems integrator that develops and provides fare collection infrastructure, services and technology and real-time passenger information systems and services for public transport authorities and operators worldwide. We offer fare collection devices, software, systems and multiagency, multimodal integration technologies, as well as a full suite of operational services that help agencies efficiently collect fares, manage operations, reduce revenue leakage and make public transit more convenient. CTS is comprised of approximately 1,700 employees working in major transit markets worldwide. As an established partner with transit operators worldwide, we have installed over 90,000 devices and deployed several central systems which in total process approximately 10 billion fare-related transactions per year for approximately 7 billion transit passengers, generating more than $14 billion of revenue per year for such transit operators. Products accounted for 56% of the segment's fiscal year 2012 net sales, with services accounting for the remaining 44%.

We believe that we hold the leading market position in large-scale automated fare payment and collection systems and services for major metropolitan areas. To date, CTS has been awarded over 400 projects in 40 major markets on 5 continents. We have implemented and, in many cases, operate automated fare payment and collection systems for some of the world's largest mass transit systems, such as London (Oyster®), the San Francisco Bay Area and the Los Angeles region. In addition, the segment has numerous active projects worldwide, including in the New York (Metrocard®) / New Jersey (PATCO®, PATH Smartlink®) region, Chicago (Chicago Card®), Vancouver, Sydney, Brisbane, the Frankfurt / RMV region, Sweden, the Washington, D.C. / Maryland / Virginia region, the San Diego region, Miami, Minneapolis / St. Paul and Atlanta. In addition to helping us secure similar projects in new markets, our comprehensive suite of new technologies and capabilities enables us to benefit from a recurring stream of revenues in established markets resulting from innovative new services, technology obsolescence, equipment refurbishment and the introduction of new or adjacent applications.

Consistent with our history of creating next-generation, state-of-the-art technologies and systems, we are in the process of developing and implementing components of our Nextcity initiative, which envisions integrated revenue and information management systems across all modes of transport. Nextcity comprises a fully integrated solution offering innovative fare payment technologies, such as contactless bank cards, general purpose reloadable (GPR) cards, transit branded credit cards and near field communication (NFC) phones directly at the point of travel, predictive data analytics, and intermodal compatibility across an entire transportation network. A key information technology (IT) component of Nextcity is the creation and distribution of real-time data through the integration of payment and information systems, ultimately enabling operators to manage demand and customers to manage their travel through improved data analytics.

Our hardware systems and services offerings are summarized as follows:

Devices	Systems	Services

• Point-of-sale	• Multimodal	• Central system and application support
• Farebox	• Bus	• Systems operation and maintenance
• Driver control units	• Bus Rapid Transit	• Passenger call centers
• Gates	• Rail	• Card and payment media management
• Validators	• Light rail	• Communications infrastructure management
• Vendor	• Commuter rail	• Financial clearing and settlement services
• Back office encoders	• Heavy Rail	• Retail network management
• Depot computers	• Subway	• Web support services
• Ferries
• Regional
• Smart card-based
• Open payment
• Credit cards
• NFC mobile phones
• GPR cards
• Central system and device level software

Industry overview

We define our addressable transportation market as large-scale, multi-modal AFC systems and estimate this market to be approximately $2 billion annually. We project the long-term growth for this market to be driven primarily by technological obsolescence leading to replacement and upgrades. The average lifecycle of our automated fare collection systems is approximately 10 years, providing long-term recurring sales visibility and opportunities for future replacements and upgrades. Also, there are additional opportunities that stem from program expansion into new areas, such as intelligent transportation, including mobile payment technologies and real-time passenger information, toll, and parking, which we believe increase the addressable market from $2 billion to approximately $5 billion. We believe industry experience, past performance, technological innovation and price are the key factors customers consider in awarding programs and such factors can serve as barriers to entry to potential competitors when coupled with scale and the upfront investments required for these programs.

The AFC business is a niche market which is only able to sustain a relatively few number of suppliers. Because of the long life expectancy of these systems and the few companies able to supply them, there is fierce competition to win these jobs, often resulting in low initial contract profitability.

Advances in communications, networking and security technologies are enabling interoperability of multiple modes of transportation within a single networked system, as well as interoperability of multiple transit operators within a single networked system. As such, there is a growing trend for regional ticketing systems, usually built around a large transit agency and including neighboring operators, all sharing a common regional transit payment media. Recent transit agency procurements for open payment fare systems will extend the acceptance of payment media from transit smart cards, to contactless bank cards and Near Field Communication (NFC) enabled smart phones.

There is also an emerging trend for other applications to be added to these regional systems to expand the utility of the transit payment media, offering higher value and incentives to the end users, and lowering costs and creating new revenue streams through the integration of multi-modal and multi-operator systems for the regional system operators. As a result, these regional systems have created opportunities for new levels of systems support and services including customer support call center and web support services, smart card production and distribution, financial clearing and settlement, retail merchant network management, transit benefit support, and software application support. In some cases, operators are choosing to outsource the ongoing operations and commercialization of these regional ticketing systems. This growing new market provides the opportunity to establish lasting relationships and grow revenues and profits over the long term.

Through the acquisition of NextBus, Inc., as well as certain contracts from its parent company, Webtech Wireless, in January 2013, we have broadened our portfolio of information-based solutions for our transit industry customers. Using a software-as-a-service solution, NextBus' technologies provide transit passengers with accurate, real-time arrival information about buses, subways and trains, and include real-time management and dispatch tools that enable transit operators to effectively manage their systems. The NextBus acquisition is part our Nextcity vision and it expands CTS' potential market beyond fare collection to information-based solutions. As an example of progress on our Nextcity vision, in March 2013 we won a $26.9 million contract to provide real-time passenger information for 3,800 buses for New York City's Metropolitan Transportation Authority.

Raw materials—CTS

Raw materials used by CTS include sheet steel, composite products, copper electrical wire and castings. A significant portion of our end product is composed of purchased electronic components and subcontracted parts and supplies. We procure all of these items from third-party suppliers. In general, supplies of raw materials and purchased parts are adequate to meet our requirements.

Backlog—CTS

Funded and total backlog of CTS at March 31, 2013 and September 30, 2012 amounted to $1,616.3 billion and $1,663.7 billion, respectively.

CTS competitive environment

We are one of several companies that specialize in providing AFC systems solutions and services for public transport operators worldwide. Our competitors include Thales Group, Affiliated Computer Services Inc. (ACS), a Xerox Company, and Scheidt & Bachmann. The requirements of recent open standards fare collection system procurements call for system integration with payment industry infrastructures and outsourcing of longer term IT support functions, which can be attractive to other IT system integrators such as Accenture plc and IBM. In addition, there are many smaller local competitors, particularly in European and Asian markets and in Australia.

For large tenders, our competitors may form consortiums that could include telecommunications companies, financial institutions and consulting companies in addition to the fare collection and computer services companies noted above. These procurement activities are very competitive and require that we have highly skilled and experienced technical personnel to compete. In addition, certain countries require local operators for their transportation systems and therefore we cannot access such markets.

We believe that our competitive advantages include intermodal and interagency regional integration expertise, technical skills, past contract performance, systems quality and reliability, experience in the industry and long-term customer relationships.

Mission Support Services segment

MSS is a leading provider of training, operations, intelligence, maintenance, technical, and other support services to the U.S. government and its agencies and allied nations. These services compliment the systems and solutions provided by the CDS segment. MSS is comprised of approximately 4,400 employees working in approximately 20 nations throughout the world. Our employees serve with clients in actual training and operational environments to help prepare and support forces through provision of comprehensive training, exercises, staff augmentation, education, operational, intelligence, technical, and logistical assistance to meet the full scope of their assigned missions. The scope of mission support that we provide includes: training and rehearsals for both small and large scale combat operations; training and preparation of military advisor teams; mobilization and demobilization of forces prior to and following deployment; combat and material development; military staff augmentation; information technology and information assurance; logistics and maintenance support for fielded and deployed systems; support to national security and special operations activities; peacekeeping; consequence management; and humanitarian assistance operations worldwide. We plan, prepare, execute and document realistic and focused mission rehearsal exercises (using both live and computer-based exercises) as final preparation of forces prior to deployment. In addition, we provide high level consultation and advisory services to the governments and militaries of allied nations.

U.S. government service contracts are typically awarded on a competitive basis with options for multiple years. We typically compete as a prime contractor to the government, but also team with other companies. During the past year we have experienced increased price competition and contract awards for shorter performance periods. Also, due to the U.S. government's increased emphasis on small business contracting, we have seen an increased amount of subcontracts to small businesses. In addition, some of the contracts where we were the prime contractor in the past were re-competed as small business contracts and we are now a subcontractor with a reduced role.

Much of our early work centered on battle command training and simulation in which military commanders are taught to make correct decisions in battlefield situations. Our comprehensive business base has broadened to include integrated live, virtual and constructive training support; advanced distance learning and other professional military education; comprehensive logistics and maintenance support; weapons effects and analytical modeling; analysis and other support to the national security community; homeland security training and exercises; training and preparation of U.S. Army and Marine Corps foreign service advisor teams; and military force modernization. Additionally, we support the deployment and re-deployment of both active and reserve component forces; and we provide in-country logistics, maintenance, operational and training support to U.S. Forces deployed in overseas locations.

Our contracts include providing mission support services to all four of the U.S. Army's major combat training centers (CTCs): Joint Readiness Training Center (JRTC) as prime contractor, the

National Training Center (NTC) and Mission Command Training Program (MCTP) as a principal subcontractor and the Joint Multinational Readiness Center (JMRC) as prime contractor. These services include planning, executing and documenting realistic and stressful large scale exercises and mission rehearsals that increase the readiness of both active and reserve U.S. conventional and special operations forces by placing them in situations as close to actual combat as possible.

For the the U.S. Armed Services, MSS is a principal member of the contractor team that supports and helps manage and execute all aspects of the operations of the Joint Coalition Warfare Center (JCWC), including support to worldwide joint exercises and the development and fielding of the Joint National Training Capability (JNTC). Under the Marine Air Ground Task Force (MAGTF) Training Systems Support (MTSS) contract, we provide comprehensive training and exercise support to U.S. Marine Corps forces worldwide, including real-world mission rehearsals. We have planned and executed virtually all Marine Corps simulation-based exercises worldwide under the original MAGTF Staff Training Program (MSTP) and its successor, the MTSS, since 1998, directly preparing Marines for combat operations. We provide training and professional military education support to the U.S. Army's Quartermaster Center and School, the Signal School and to the Transportation School. We also provide contractor maintenance and instructional support necessary to operate and maintain a wide variety of flight simulation and training systems and other facilities worldwide, for U.S. and allied forces under multiple long-term contracts, including direct support to USMC aircrew training systems worldwide. In addition, we provide a broad range of operational support to the U.S. Navy for Anti-Submarine Warfare (ASW) and counter-mine operations and training.

We support the Defense Threat Reduction Agency (DTRA) with technology-based engineering and other services necessary to accomplish DTRA's mission of predicting and defeating the effects of chemical, biological, radiological, nuclear and high explosive (CBRNE) weapons. We support DTRA with modeling and simulations to analyze, assess and predict the effects of such weapons in combat and other environments. Additionally, we provide comprehensive support to help plan, manage and execute DTRA's worldwide consequence management exercise program, which trains senior U.S. and allied civilian and military personnel, first responders and other users of DTRA products.

We provide Research, Development and Technical Engineering (RDTE) support to the U.S. Air Force Research Laboratories (AFRL) for assistance in the identification and application of current, new and emerging technologies leading to proof-of-principle evaluations of advanced operational concepts.

We have multiple contracts with all U.S. Armed Services and other government agencies to improve the quality and reach of training and education of individuals and small teams up through collective training of large organizations. Our services, products and capabilities include development and deployment of curriculum and related courseware, computer-based training, knowledge management and distribution, advanced distance learning (e-learning), serious military games for training and other advanced education programs for U.S. and allied forces.

An important part of our services business is to provide specialized teams of military experts to advise the governments and militaries of the nations of the former Warsaw Pact and Soviet Union, and other former communist countries in the transformation of their militaries to a

NATO environment. These very broad defense modernization contracts involve both the nations' strategic foundation and the detailed planning of all aspects of reform. We also develop and operate battle simulation centers for U.S. forces in Europe, as well as for select countries in Central and Eastern Europe.

Through the acquisitions of Abraxas in December 2010 and NEK Special Programs Group, LLC in December 2012, we have expanded our support services to the military and national intelligence communities, as well as for special operations, law enforcement and homeland security clients. With these acquisitions and our organic skillsets, we are broadening our service offerings across the DoD and national security markets to pursue prime contract opportunities.

We believe the combination and scope of our growing mission support services and training systems business is unique in the industry, permitting us to offer customers a complete training and combat readiness capability from one source.

Backlog—MSS

Funded backlog of MSS at March 31, 2013 and September 30, 2012 amounted to $197.8 million and $248.1 million, respectively. Total backlog was $806.6 million at March 31, 2013 compared to $737.0 million at September 30, 2012.

Cubic Defense Systems segment

CDS is focused on two primary lines of business: training systems and secure communications. The segment is primarily a diversified supplier of live and virtual military training systems (comprising 86% of segment net sales for fiscal year 2012) and secure communications products (comprising 14%) to the DoD and more than 35 allied nations. Our systems and products include customized military range instrumentation systems, laser-based training systems, virtual simulation systems, communications products including data links, power amplifiers, avionics systems, multi-band communication tracking devices, and cross domain hardware solutions to address multi-level security requirements. In addition, we frequently contract or team with other leading defense suppliers. CDS is comprised of approximately 1,600 employees working in more than locations in 10 nations on 4 continents.

Training systems

Our training systems business is a pioneer and market leader in the design, innovation, and manufacture of instrumented training systems and products for militaries of allied nations. We design and manufacture realistic, high-fidelity air and ground combat training systems for fighter aircraft, armored vehicles and infantry, as well as weapons effects simulations, laser-based tactical and communication systems. These systems collect and record simulated weapons engagements, tactical actions and event data to evaluate combat effectiveness and lessons learned and provide a basis to develop after action reviews. We also design and manufacture secure communications products focused on intelligence, surveillance, asset tracking and search and rescue.

Our training business is organized into air combat, ground combat and virtual training divisions. In air combat, Cubic was the initial developer and supplier of Air Combat Maneuvering Instrumentation (ACMI) capability during the Vietnam War. The ACMI product line has progressed through several generations of technologies and capabilities. We continue to maintain a market leadership position based on the competitive award and extension of a

$525 million indefinite delivery/indefinite quantity (ID/IQ) contract, for the P5 ACMI system, to provide advanced air combat training capability to the U.S. Air Force, Navy and Marine Corps. In fiscal year 2012, Cubic was awarded a P5 ACMI System Contract with a total price of $41 million for operational training by U.S. and Australian forces. In 2007, Cubic was awarded a $50 million development contract to produce an internal version of the P5 system for use on the F-35 Joint Strike Fighter (JSF). The F-35 JSF project is progressing toward production in concert with the aircraft program. Cubic provides on-site operations and maintenance support of our systems with many nations employing our ACMI systems for air-to-air combat training.

Ground combat training uses systems analogous to air ranges for ground force training. The systems are generally known as tactical engagement simulation systems or Multiple Integrated Laser Engagement System (MILES). Our leadership role in instrumented training was established during the 1990s when Cubic provided turnkey systems for U.S. Army training centers including the Joint Readiness Training Center (JRTC) at Fort Polk, Louisiana and Combat Maneuver Training Center (CMTC) at Hohenfels, Germany, now known as the Joint Multinational Readiness Center. Since the completion of these original contracts, we have significantly expanded our market footprint with the sale of fixed, mobile and urban operation training centers to uniformed military and security forces in the U.S. and allied nations around the world. We have increased our focus on joint training solutions and those that can operate simultaneously in multiple simulation environments including live, virtual, constructive and gaming domains.

Laser-based tactical engagement simulation systems are used at CTCs to permit weapons to be used realistically, registering hits or kills, without live ammunition. We supply MILES equipment as part of CTC contracts. Cubic MILES are being utilized by all branches of the U.S. Armed Services, as well as the Department of Energy, and numerous international government customers.

Our Virtual Training product line provides virtual training systems for various applications, employing actual or realistic weapons and systems together with visual imagery to simulate battlefield environments. Cubic also provides maintenance trainers for combat systems and vehicles, as well as operational trainers for missiles, armored vehicles and naval applications.

Secure communications

Our communications business is a supplier of secure data links, high power RF amplifiers, direction finding systems, remote video terminals, and search and rescue avionics for the U.S. military, government agencies, and allied nations. We supplied the air/ground secure data link for the U.S. Army/Air Force Joint STARS system during the 1980s, as well as the U.K.'s ASTOR program and continue to provide spare parts and system upgrades. More recently we have focused on the supply of Common Data Link (CDL) products for shipborne applications, unmanned aerial vehicles (UAV), remote video terminals and hand-held products. Capitalizing on a multi-year internal research and development (R&D) program, we won a competitive contract in fiscal year 2003 to develop and produce the Common Data Link Subsystem (CDLS) for the U.S. Navy. CDLS has been installed on major surface ships of the U.S. fleet. Smaller, tactical versions of our Common Data Link have been selected for both UAV and remote video terminal applications such as the U.K.'s Watchkeeper and the U.S. Navy's Fire Scout UAV programs. Cubic is certified to provide tactical datalinks and, based on the certification and demand for datalinks, we would expect this business to continue to grow.

Our Personnel Locator System (PLS) is standard equipment on U.S. aircraft with a search and rescue mission. PLS is designed to interface with all modern search and rescue system standards. We also supply high power amplifiers and direction finding systems to major prime contractors and end users for both domestic and international applications. These include systems used by the Canadian Coast Guard, the U.S. Navy, the U.S. Air Force and the French Army.

In May 2010 Cubic acquired the assets of Impeva Labs and formed a new subsidiary called Cubic Global Tracking Solutions, Inc (CGTS). CGTS global tracking technology is deployed with the DoD for tracking and monitoring DoD supply chain assets. The products employ satellite, GSM mobile communications and encrypted mesh network technologies. The company offers a Device Management Center that provides continuous, reliable, real-time monitoring and event notification without fixed infrastructure. CGTS was consolidated with the Communications business unit after the end of fiscal year 2012.

In June 2010 Cubic acquired Safe Harbor Holdings, a cyber security and information assurance company, and formed a new subsidiary called Cubic Cyber Solutions, Inc (CCSI). CCSI provides specialized security and networking infrastructure, system certification and accreditation, and enterprise-level network architecture and engineering services. The company also provides cross domain hardware solutions to address multi-level security challenges across common networks.

Raw materials—CDS

The principal raw materials used by CDS are sheet aluminum and steel, copper electrical wire and composite products. A significant portion of our end products are composed of purchased electronic components and subcontracted parts and supplies. We procure these items primarily from third-party suppliers. In general, supplies of raw materials and purchased parts are adequate to meet our requirements.

Backlog—CDS

Funded and total backlog of CDS at March 31, 2013 and September 30, 2012 amounted to $381.1 million and $430.9 million, respectively.

MSS and CDS competitive environment

Cubic's broad defense business portfolio means we compete with numerous companies, large and small, domestic and international. Well known competitors include Lockheed Martin, Northrop Grumman, General Dynamics, Boeing, L3 Communications and SAIC, as well as other smaller companies. In many cases, we have also teamed with these same companies, in both prime and subcontractor roles, on specific bid opportunities. While we are generally smaller than our principle competitors, we believe our competitive advantages include an outstanding record of past performance, strong incumbent relationships, the ability to control operating costs and the ability to rapidly focus technology and innovation to solve customer problems.

Projects must compete for funding in a nation's defense budget. In the defense market, we continue to focus on expanding our domestic and international footprint in the global military simulation and training market as well as enabling the convergence and integration of live, virtual and constructive training technologies. While U.S. federal budgetary considerations will likely put downward pressure on growth in the defense industry, we believe that our business is well positioned in areas that the DoD has indicated are areas of focus for future defense spending to help the DoD meet its critical future capability requirements for protecting U.S. security and the security of our allies in the years to come.

According to industry estimates, the global military simulation and training market is expected to grow at 1.2% annually and reach $10 billion in 2020, with the U.S. market making up approximately $5.2 billion of such amount. In the U.S., we believe that force drawdowns in Iraq and Afghanistan will produce an increase in training requirements as the U.S. military integrates lessons learned from these engagements, pursues a renewed emphasis on conventional warfare training and prepares for future threats. Globally, we are focused on the emerging economies within the Asia-Pacific region and the Middle East, which are expected to be strong markets for simulation and training products and services with projected growth rates in excess of the overall market. In addition, new platforms and the significant increase in unmanned vehicles and other advanced weapon systems could generate significant demand for operator training on new defense systems.

Our secure communications products address the large and broadly defined Command, Control, Communications, Computers, Intelligence, Surveillance, Reconnaissance (C4ISR) market, with an estimated addressable market of approximately $1.6 billion annually. We believe that our products and technologies address mission critical requirements such as: integrated communications suites for unmanned aerial vehicles (UAV), ships and the dismounted soldier; battlefield awareness; and secure and encrypted communications and asset tracking and location services. We believe that these technologies will continue to experience strong demand as the U.S. military maintains a smaller, more agile force structure.

Our competitive strengths

Leading position across multiple end markets

We believe that we hold a leading market position in large-scale automated payment and fare collection systems and services, with approximately 7 billion passengers using various Cubic systems annually. Our CTS business has been awarded over 400 projects in 40 major markets on 5 continents to date. We believe that our experience and past performance, coupled with technological innovations, will drive continued strong market performance and open up new expansion opportunities.

We also estimate that we have the largest installed base for air and ground combat live training systems in the world. The U.S. military's changing strategy, in combination with budgetary constraints, should further benefit training systems, despite the wind-down in Iraq and the upcoming wind-down in Afghanistan. We believe that renewed emphasis towards conventional warfare will require retraining of the current force following more than ten years of focused training on counter-insurgency and unconventional war. Such a shift will require leveraging cost-effective training technologies, including virtual, many of which Cubic provides. Furthermore, we expect that our large installed base and strong technological competencies will allow us to protect our current market positions while expanding into new opportunities in regions with growing defense budgets, such as Asia and the Middle East.

Strong brand equity

We enjoy considerable brand recognition as a solutions-driven innovator and thought leader among our customers as well as industry observers. This recognition is the result of over 40 years of commitment to and experience across the transportation and defense training markets, during which we have provided our customers differentiated solutions consistent with their cost objectives. We believe that our leadership positions in complex, project-driven environments are the result of our technological, organizational and program management expertise as well as our long-standing reputation for reliability. These factors have contributed to the strength of our brand, which has been recognized by customers, trade associations and publications and reflected in awards such as the 2011 DoD Value Engineering Award, the International Transport Forum Transport Achievement Award, the 2012 SESAMES Award at the CARTES exhibition and conference in Paris and the 2011 Excellence in Technology and Innovation Award by the London Transport Awards.

Leading transportation and training systems technology portfolio

We continue to lead the technological advancement of automated fare payment and collection systems. With CTS' heritage dating back to the early 1970s, our technology transformed New York City's fare collection system from coins and tokens to magnetic smart cards, which are still in use today. The next wave of change in the industry was triggered by our smart card technology, which we first deployed for the Washington Metropolitan Area Transportation Authority (WMATA). This technology paved the way for intermodal transport enabling public transit riders to use the same ticketing system between journeys on buses, subways, trains and other forms of mass transit. Later in the 2000s, we developed and integrated regional systems enabling transit patrons to use a single ticket to travel between two different transport providers. In Germany, we have launched our ticketing solution for use with mobile phones, and most recently, we launched our open payment solution, which is approved and supported by Europay, MasterCard and Visa (EMV), on London's expansive bus fleet.

Our defense businesses have supported the development of five generations of Air Combat Maneuvering Instrumentation (ACMI) technology since the 1970s. Such technology has developed from range-bound systems, which used antennas for connectivity, to the rangeless systems of today, which rely on GPS and are capable of tracking, monitoring and providing status for multiple types of high activity aircraft in near real time across hundreds of miles. Our next generation systems will provide advanced, high security data links configured for installation onboard the F-35 Joint Strike Fighter (JSF). We also have developed and advanced the software used in display and debrief systems from the first generation of ACMI, which used electronic symbols to represent aircraft engagements on screen, to the current generation which replicates fighter aircraft and terrain in 3D. We keep this system current and relevant to aircrew training by providing upgrades that are responsive to the needs of users, both domestically and internationally.

We continue to lead the development of Multiple Integrated Laser Engagement Simulation Systems (MILES) tactical engagement simulation systems. We equip weapons, soldiers, vehicles, buildings, and fixed structures with our high fidelity instrumentation. Since the 1990s, we have reduced the size, weight and power consumption of our many devices, which now require fewer batteries and run on a wireless personal area network rather than a cable-based communications system. Collectively, these improvements have led to significant reductions in lifecycle costs for our wireless solutions. We have also incorporated many ergonomic and user-friendly features that have dramatically reduced set up time for certain systems, enabling soldiers to maximize their training time.

We specialize in high-speed data links that transmit ISR data and video. Our jam resistant and secure data link technology is designed for and currently in use by the Joint Surveillance Target Attack Radar System (Joint STARS), an air-to-ground surveillance system first used in Operation

Desert Storm in 1991. Our latest technology is the Common Data Link (CDL), which is verified by the Joint Interoperability Test Command (JITC), a U.S. military organization that tests and certifies technology pertaining to branches of the armed services and government. We continue to adapt the form, fit and function of our CDL data links for UAVs including man portable systems, the U.K.'s Watchkeeper, the U.S. Navy's Fire Scout, and CDL shipboard systems in use by the U.S. Navy.

Strong international presence

In our Transportation segment, we continue to enjoy significant success in key international markets such as Europe, Canada and Australia. We believe we can continue to leverage our experience and track record to grow in other markets with attractive opportunities, including Asia, South America and the Middle East. Our international net sales comprised approximately 82% of segment net sales for fiscal year 2012.

In our Defense Systems segment, our customer base differs from those of many traditional defense companies that are heavily reliant on the DoD. For fiscal year 2012, we generated approximately 46% of this segment's net sales from foreign militaries in regions such as Asia-Pacific, the Middle East and Europe. As our international partners increase operational cooperation with the DoD, we are well positioned to experience increased international demand for our combat training systems and other products and services.

Strong track record of financial performance

We have a strong track record of growth and profitability. From fiscal year 2010 to fiscal year 2012, net sales and EBITDA grew at a compound annual growth rate of 7.4% and 11.6%, respectively. During that period, EBITDA margins improved from 10.1% to 10.9%. Our focus on growth markets along with our low leverage provides us with financial flexibility to pursue new growth initiatives. Through solid financial discipline, we intend to maintain our profitability while targeting industry-leading earnings growth.

Our strong financial performance has been recognized by multiple independent organizations and publications. In 2011 and 2012, Aviation Week & Space Technology named us the #1 and #2, respectively, top performing Aerospace and Defense Company reporting revenues between $1 and $5 billion, based on various financial metrics including return on invested capital, earnings momentum, asset management and financial health.

Experienced management team with proven track record

Our senior management team has significant experience in and a deep understanding of the defense and transportation industries and a demonstrable long-term commitment to Cubic. The majority of our senior management has in excess of 25 years of experience in the defense and transportation industries.

Our strategy

Our objective is to consistently grow sales, improve profitability and deliver attractive returns on capital. We intend to expand our position as a leading provider of automated payment and fare collection systems and services to transit authorities worldwide and build on our position with U.S. and foreign governments as a leading full spectrum supplier of training systems and mission support services. We also plan to grow our niche position as a supplier of data links and secure communications products. Our strategies to achieve these objectives include:

Leverage long-term relationships

We seek to maintain long-term relationships with our customers through repeat business by continuing to achieve high levels of performance on our existing contracts. By achieving this goal, we can leverage our returns through repeat business with existing customers and expand our presence in the market through sales of similar systems at competitive prices to new customers. The length of relationship with many of our customers exceeds 30 years and further supports our industry-wide leadership and technological capabilities. In addition, as a result of maintaining a high level of performance, we continue to provide a combination of support services for our long-term customers. Such long-term relationships include the following:

Business area	Year

Automated Fare Collection	1972, provided the San Francisco Bay Area Rapid Transit (BART) ticket encoding and vending technology.
Air Combat Training	1973, supplied first "Top Gun" Air Combat Maneuvering Instrumentation system for the Marine Corps Air Station at Yuma, AZ.
Ground Combat Training	1990, pioneered the world's first turnkey ground combat-instrumentation system at Hohenfels, Germany for the U.S. Army.
MILES	1995, won a contract for our first laser engagement simulation system for the U.S. Army.

Expand reach in high barrier markets

We target markets that have the potential for above-average growth where domain expertise, innovation, technical competency and contracting dynamics can help to create meaningful barriers to entry. We continue to invest in organically expanding our presence within high growth markets by finding innovative ways to address our customer needs that position us as long-term partners. In addition, we have sought out strategic acquisitions that help us overcome existing barriers in these target markets with the goal of us accelerating growth. For example, through the acquisitions of Abraxas and NEK Special Programs Group, we have expanded our reach within the military and national intelligence communities through the addition of intelligence, special operations, law enforcement and homeland security expertise.

Maintain a diversified business mix

We have a diverse mix of business across our three segments. The largest single contract in the CTS segment is with Transport for London (TfL), which represented approximately 13% of our total consolidated net sales in fiscal year 2012. This contract will continue our relationship with TfL until a re-compete is required in 2015. No other single non-U.S. government customer represented 10% or more of our total consolidated net sales in fiscal year 2012. Approximately 79% of the net sales in fiscal year 2012 of our MSS and CDS segments combined were made directly or indirectly to the U.S. government; however, this represents a wide variety of product and service sales to many different government agencies, including all four branches of the

U.S. military and the special operations and intelligence communities. As of March 31, 2013, our defense segments had an immaterial amount of exposure to the overseas contingency operations (OCO) budget.

Enhance services business

We view services as a core element of our business and we are working to expand our service offerings and customer base. In aggregate, approximately 52% of our net sales in fiscal year 2012, were from service-related work. We believe that a strong base of service work helps to consistently generate profits and smooth the net sales fluctuations inherent in systems work. Due to the technical complexities of operating electronic fare collection and payment systems, transit agencies are turning to their system suppliers for IT services and other operational and maintenance services, such as regional settlement, card management and customer support services that would otherwise be performed by the transit agency. As a result, we are transitioning from an AFC supplier to a systems integrator and services company and now provide a suite of turnkey outsourced services for more than 20 transit authorities worldwide.

Today, CTS delivers a wide range of services from customer support to financial management and technical support at its full service operation centers in Concord, California, Brisbane, Australia and London, England. Earlier in the year, we began to utilize our Tullahoma, Tennessee facility as an overflow service center of patron call support for both the East and West Coasts of the U.S. This is a further step toward delivering customer services from key service facilities for multiple transit authorities worldwide.

At MSS, we provide a combination of services to our many customers. Multiple-award indefinite delivery/indefinite quantity (ID/IQ) contracts are now the primary contract vehicle in the U.S. government services marketplace. We have increased our participation on ID/IQ contracts, giving us more opportunities to bid for work and increasing our chances to develop new customers, programs and capabilities. We expand our scope of opportunities by offering additional services to current customers and transferring our skill sets to support similar programs for new customers. The broad spectrum of services we offer reinforces this strategy, and includes planning and support for theater and worldwide exercises, computer-based simulations, training and preparation of foreign military advisor and transition teams, mobilization and demobilization of deploying forces, range support and operations, logistics and maintenance operations, curriculum and leadership development, intelligence support, force modernization, open source data collection, as well as engineering and other technical support.

For CDS, increased services and operations and maintenance opportunities can reduce the volatility and timing uncertainties associated with large equipment contracts and add depth to the revenue base. Compared to the U.S. market where small business requirements, omnibus contracts and local preferences create acquisition challenges, we believe the international market offers greater opportunities to bundle and negotiate multi-year, turnkey contracts. We believe these long-term contracts reinforce CDS' competitive posture and enable the company to provide enhanced services through regular customer contact and increased visibility of product performance and reliability.

Through the acquisitions of Abraxas in December 2010 and NEK Special Programs Group, LLC in December 2012, we have expanded our support services to the military and national intelligence communities, as well as for special operations, law enforcement and homeland security clients. With these acquisitions and our organic skillsets, we are broadening our service offerings across the DoD and national security markets to pursue prime contract opportunities.

Expand international footprint

We have developed a large global presence in our three business segments. CTS has delivered over 400 projects in 40 major markets on 5 continents to date. Approximately 82% of the CTS segment's fiscal year 2012 net sales were attributable to international customers. CTS has recently expanded in Australia with the recent award of a $341.0 million contract to design and build an Electronic Ticketing System for Sydney and to operate and maintain the system until 2024. The Australian operation is now one of three primary operating regions of CTS alongside North America and Europe, and will be the base for us to pursue opportunities in the Asia-Pacific region. In Germany, we have successfully implemented a new electronic ticketing system for the Transit Authority Rhein-Main-Verkehrsverbund, and are working on providing new ticketing applications using cell phone technologies.

CDS has delivered systems in more than 35 allied nations. In fiscal year 2012, approximately 49% of CDS' net sales were to allied foreign governments, including projects funded by the U.S. government pursuant to Foreign Military Sales and Foreign Military Financing arrangements. During fiscal year 2012, we opened offices in Rome, Italy and Abu Dhabi, United Arab Emirates to better serve our customers and expand sales opportunities.

Innovation

We continue to invest in research and development to maintain a leadership role in the technological evolution within our core focus areas of the global transportation and defense markets. We are committed to using innovation and technology to address our customers' most pressing problems and demanding requirements. We have made meaningful and recognized contributions to technological advancements within our industries.

The cost of company sponsored R&D activities was $28.7 million, $25.3 million and $19.0 million in 2012, 2011 and 2010, respectively. In addition to internally funded R&D, a significant portion of our new product development occurs in conjunction with the performance of work on our contracts. The amount of contract-required product development activity was approximately $81 million in 2012 compared to $72 million and $63 million in 2011 and 2010, respectively; however, these costs are included in cost of sales as they are directly related to contract performance. In fiscal year 2012, we spent 2% of our net sales on research and development, primarily focused in our CDS segment.

Pursue strategic acquisitions

We are focused on finding attractive acquisitions that enhance our market positions, provide expansion into complementary growth markets and ensure sustainable long-term profitability. We have developed an acquisition strategy that focuses on specific consolidation and growth opportunities in the defense and transportation markets. Over the last several years, we have completed multiple acquisitions as a means to diversify our customer base and expand our systems and services offerings.

 Intellectual property

We seek to protect our proprietary technology and inventions through patents and other proprietary-right protection, and also rely on trademark laws to protect our brand. However, we do not regard ourselves as materially dependent on patents for the maintenance of our competitive position. We also rely on trade secrets, proprietary know-how and continuing technological innovation to remain competitive.

Regulation

Our businesses must comply with and are affected by various government regulations that impact our operating costs, profit margins and our internal organization and operation of our businesses. We deal with numerous U.S. government agencies and entities, including all branches of the U.S. military and the DoD. Therefore, we must comply with and are affected by laws and regulations relating to the formation, administration, and performance of U.S. government and other contracts. These laws and regulations, among other things, include the Federal Acquisition Regulations and all department and agency supplements, which comprehensively regulate the formation, administration and performance of U.S. government contracts. Other federal regulations require certification and disclosure of cost or pricing data in connection with contract negotiations for certain types of contracts, define allowable and unallowable costs, govern reimbursement rights under cost-based contracts, and restrict the use, dissemination and exportation of products and information classified for national security purposes. For additional discussion of government contracting laws and regulations and related matters, see "Risk factors" and "Business—Industry considerations" and "Management's discussion and analysis of financial condition and results of operations—Critical accounting policies, estimates and judgments—Revenue recognition" with respect to pricing and revenue under government contracts.

Our business is subject to a range of foreign, federal, state and local laws and regulations regarding environmental protection and employee health and safety, including those that govern the emission and discharge of hazardous or toxic materials into the environment and the generation, storage, treatment, handling, use, transportation and disposal of such materials. From time to time, we have been named as a potentially responsible party at third-party waste disposal sites. We do not currently expect compliance with such laws and regulations to have a material effect upon our capital expenditures, earnings or competitive position. However, such laws and regulations are complex, change frequently and have tended to become increasingly stringent over time. Accordingly, we cannot assure you that such laws and regulations will not have a material effect on our business in the future.

Other matters

We do not engage in any business that is seasonal in nature. Since our revenues are generated primarily from work on contracts performed by our employees and subcontractors, first quarter revenues tend to be lower than the other three quarters due to our policy of providing many of our employees seven holidays in the first quarter, compared to one or two in each of the other quarters of the year. This is not necessarily a consistent pattern as it depends upon actual activities in any given year.

We employed approximately 8,100 persons at March 31, 2013.

Our domestic products and services are sold almost entirely by our employees. Overseas sales are made either directly or through representatives or agents.

Properties

We conduct our operations in approximately 1.9 million square feet of both owned and leased properties located in the United States and foreign countries. We own approximately 60% of the square footage, including 504,000 square feet located in San Diego, California and 467,000 square feet located in Orlando, Florida. All owned and leased properties are considered in good condition and, with the exception of the Orlando facility, adequately utilized. The following table identifies significant properties by business segment:

Location of property	Owned or leased

Corporate Headquarters:
San Diego, CA	Owned
Investment Properties:
New York, NY	Owned
Teterboro, NJ	Leased
Transportation Systems:
Arlington, VA	Leased
Atlanta, GA	Leased
Auburn, Australia	Leased
Brisbane, Australia	Leased
Chantilly, VA	Leased
Chicago, IL	Leased
Concord, CA	Leased
Emeryville, CA	Leased
Frankfurt, Germany	Leased
Hamburg, Germany	Leased
Hyderabad, India	Leased
Inglewood, CA	Leased
Kingswood, Australia	Leased
London, England	Leased
Malmo, Sweden	Leased
Mascot, Australia	Leased
Merthsham, Surrey, England	Leased
New York, NY	Leased
Norwalk, CA	Leased
Oakland, CA	Leased
Ontario, Canada	Leased
Perth, Australia	Leased
Salfords, Surrey, England	Owned
San Diego, CA	Leased and Owned
San Francisco, CA	Leased
Sydney, Australia	Leased
Tullahoma, TN	Leased and Owned
Vancouver, BC	Leased
Wollongong, Australia	Leased

Location of property	Owned or leased

Mission Support Services:
Annapolis, MD	Leased
Colorado Springs, CO	Leased
Columbus, GA	Leased and Owned
El Paso, TX	Leased
Fayetteville, NC	Leased
Hampton, VA	Leased
Herndon, VA	Leased
Honolulu, HI	Leased
Kingstowne, VA	Leased
Leavenworth, KS	Leased
Olympia, WA	Leased
Orlando, FL	Leased
Prince George, VA	Leased
San Diego, CA	Leased
Shalimar, FL	Leased
Tampa, FL	Leased
Defense Systems:
Abu Dhabi, UAE	Leased
Aitkenvale, Australia	Leased
Arlington, VA	Leased
Auckland, New Zealand	Leased
Beavercreek, OH	Leased
Heisingor, Denmark	Leased
Herndon, VA	Leased
Mexico City, Mexico	Leased
Orlando, FL	Owned
Panama City, FL	Leased
San Diego, CA	Owned
Santa Clara, CA	Leased
Singapore, Asia	Leased
St. Petersburg, FL	Leased
Tijuana, Mexico	Leased
Vienna, VA	Leased
Yerven, Armenia	Leased

Legal proceedings

In 1997, the Ministry of Defense for the Armed Forces of the Islamic Republic of Iran obtained a U.S. District Court judgment enforcing an arbitration award in its favor against us of $2.8 million, plus arbitration costs and interest related to a contract awarded to us by Iran in 1977. Both parties appealed to the 9th Circuit Court of Appeals. In December 2011, a decision was handed down upholding the arbitration award and requiring the district court to resolve outstanding issues related to the amount of interest to be paid and whether the plaintiff should be awarded attorney's fees. Under a 1979 Presidential executive order, all transactions by U.S. citizens with Iran are prohibited; however, in April 2012 we received a license from the U.S. Treasury Department allowing us to remit the arbitration award and related post-judgment interest owed totaling $8.8 million to the U.S. District Court on April 18, 2012. We had recorded a liability for the judgment amount in periods prior to 2012 and had accrued interest through the date of the payment, so there was no impact on 2012 earnings related to this matter other than interest accrued of $0.2 million. Through September 30, 2012 we did not accrue a liability for any additional pre-judgment interest, as we were unable to estimate a probability of loss for these amounts. In January 2013, the District Court decided in favor of the plaintiff for pre-judgment interest totaling $0.6 million. This amount was recognized as expense in the first quarter of fiscal 2013. On February 15, 2013, this remaining sum was paid to the U.S. District Court, which we believe concluded our involvement in this matter.

In November 2011, we received a claim from a public transit authority customer which alleges that the authority incurred a loss of transit revenue due to the inappropriate and illegal actions of one of our former employees, who has plead guilty to the charges. This individual was employed to work on a contract we acquired in a business combination in 2009 and had allegedly been committing these illegal acts from almost two years prior to our acquisition of the contract, until his arrest in May 2011. The transit system was designed and installed by a company unrelated to us. The claim currently seeks recoupment from us of a total amount of $3.9 million for alleged lost revenue, fees and damages. In March 2012, the county superior court entered a default judgment against our former employee and others for $2.9 million based upon the estimated loss of revenue by the public transit authority customer. In the quarter ended March 31, 2012, we recorded an accrued cost of $2.9 million within general and administrative expense in the transportation systems segment based upon the court's assessment of these losses. We have not recorded expense for any amount in excess of the $2.9 million through March 31, 2013 as no other loss is deemed probable. Insurance may cover all, or a portion, of any losses we could ultimately incur for this matter. However, any potential insurance proceeds will not be recognized in the financial statements until receipt of any such proceeds is assured.

In addition to the matters described above, we are subject to various claims and legal proceedings that arise in the ordinary course of our business from time to time, including claims and legal proceedings that have been asserted against us by customers, former employees and competitors. We have accrued for estimated losses in our consolidated financial statements included in this prospectus for matters where we believe the likelihood of an adverse outcome is probable and the amount of the loss is reasonably estimable. Based on currently available information, management does not believe that the ultimate outcome of these unresolved matters, individually or in the aggregate, are likely to have a material adverse effect on our financial position, results of operations, or cash flows. However litigation is subject to inherent uncertainties and our views on these matters may change in the future. Were an unfavorable outcome to occur in any one or more of those matters or the matters described above, over and above the amount, if any, that has been estimated and accrued in our audited consolidated financial statements, it could have a material adverse effect on our business, financial condition, results of operations and/or cash flows in the period in which the unfavorable outcome occurs or becomes probable, and potentially in future periods.

Management

Executive officers and directors

The following table sets forth the name, age and position held by each of our executive officers and directors as of March 31, 2013:

Name	Age	Position

Walter C. Zable	66	Executive Chairman of the Board of Directors
William W. Boyle	78	Chief Executive Officer and Director
Bradley H. Feldmann	52	President and Chief Operating Officer
John D. Thomas	59	Executive Vice President and Chief Financial Officer
Stephen O. Shewmaker	63	Executive Vice President and President of Cubic Transportation Systems
Jimmie L. Balentine	69	Executive Vice President and President of Mission Support Services
David R. Schmitz	50	Senior Vice President and President of Cubic Defense Systems
James R. Edwards	62	Senior Vice President, General Counsel and Secretary
Mark A. Harrison	55	Senior Vice President and Corporate Controller
Gregory L. Tanner	54	Treasurer
Bruce G. Blakley	68	Director
Edwin A. Guiles	63	Director
Robert S. Sullivan, Ph.D.	69	Director
John H. Warner, Jr., Ph.D.	72	Director

Walter C. Zable.    Mr. Zable is Executive Chairman of Cubic Corporation's Board of Directors (Board). He was appointed to the position in June 2012 and has served as a Director and Vice Chairman of the Board since 1976. He has also served as Vice President of Cubic from 2003 to June 2012, and Chairman of the Board of Cubic Transportation Systems, Inc., a wholly-owned subsidiary of Cubic from 2003 to June 2012. Beginning in 1976, he held a variety of management positions with increasing responsibilities in the defense segment, and most recently with the company's transportation subsidiary. He is the son of the late Walter J. Zable, founder of Cubic. Mr. Zable's extensive knowledge of the company and his wealth of experience in the technology industry provide him with the background to be the Executive Chairman of the Board.

William W. Boyle.    Mr. Boyle is Chief Executive Officer of Cubic Corporation. Prior to assuming this role in January 2013, he served as Chief Financial Officer since 1983. From June 2012 to January 2013, he served as Interim President and Chief Executive Officer, and Executive Vice President and Chief Financial Officer. He has served as a Director since 1995. Previously, Mr. Boyle held financial management positions with General Electric, Occidental Petroleum, and the Wickes Corporation. Mr. Boyle's extensive experience in financing, banking relationships, human resources, management of legal issues and strategic planning provide him with the background to be a very important member of the Board.

Bradley H. Feldmann.    Mr. Feldmann is President and Chief Operating Officer of Cubic Corporation. He was named to the position in January 2013. From May 2008 to March 2013, he served as the President of the companies comprising the Cubic Defense Systems (CDS) segment.

From 1989 to 1999, he held progressively responsible positions with CDS including Senior Vice President and Chief Operating Officer (COO). From 1999 to 2000, Mr. Feldmann served as Senior Corporate Vice President and COO at Comptek Research Inc. From 2000 to 2004, he served as Executive Corporate Vice President and President of ManTech International Information Technology Group. From 2005 to 2006, Feldmann was President and CEO of U.S. Protect Corporation, and from 2006 to 2008, he served as COO of OMNIPLEX World Services Corporation.

John D. Thomas.    Mr. Thomas is an Executive Vice President and Chief Financial Officer of Cubic Corporation. He was appointed to the position in January 2013. In this role, Mr. Thomas is responsible for all aspects of the company's financial strategies, processes and operations, including corporate development, risk management, investor relations, and corporate communications. Prior to his current position, Mr. Thomas served as Senior Vice President Finance and Corporate Development since June 2012. He has played a critical role in helping to build the company through multiple acquisitions that have significantly diversified the company and have been instrumental in helping to make the company a leader in its three main operating business units, Cubic Transportation Systems (CTS), Mission Support Services (MSS) and Cubic Defense Systems (CDS). In addition, he was instrumental in structuring and negotiating the largest contract in the company's history for the Prestige (Oyster) smart card ticketing contract with Transport for London and other partners. He was Vice President Finance since 1994 and also Vice President Corporate Development since 2008. He has held a variety of corporate management positions with the company since 1980. Prior to joining Cubic, he held positions with Aramark Corporation and Crocker Bank.

Stephen O. Shewmaker.    Mr. Shewmaker is an Executive Vice President of Cubic Corporation. He was named to the position in January 2013 and continues to serve as the President of the companies comprising the CTS segment, a role he assumed in 2008. He is a recognized international transit executive who has over 21 years of experience in the mass transit ticketing industry. He has worked with Cubic's CDS and CTS segments from 1982 to 2002 and 2006 to the present. Mr. Shewmaker was Chairman of TranSys, Ltd., a joint venture in the U.K. which managed the Prestige (Oyster) smart card ticketing contract with Transport for London and other partners. Cubic, along with Hewlett Packard, are the two major shareholders of TranSys. From 2003 to 2006, Mr. Shewmaker was Senior Vice President for Thales Transportation Systems. U.S. markets of interest for Thales included mass transit automatic fare collection, fleet management systems, toll road and parking revenue collection systems, advanced security systems, and managed services contracts related to transportation.

Jimmie L. Balentine.    Mr. Balentine is an Executive Vice President of Cubic Corporation. He was named to the position in March 2013 and continues to serve as President of the companies comprising the MSS segment, a role he assumed in 2003. Mr. Balentine is responsible for the development, management, and execution of Cubic's defense services business, worldwide. Mr. Balentine has in-depth experience in all aspects of providing services and operations support to meet government requirements. He has more than 28 years of related senior corporate experience ranging from program manager through senior executive levels of management. He joined Cubic in 1994 when Cubic acquired Titan Corporation's Applications Group, where he served as general manager of the group's largest operating division. Prior to joining Titan in 1987, he worked for the Logicon Corporation for five years as a business developer, program manager, and division general manager. He has managed Cubic's government services business since September of 2002. Mr. Balentine served more than 23 years on active duty in the U.S. Army. As a commissioned officer he held key command and staff positions in organizational size from company through division levels, as well as in Special Operations Forces worldwide. He also served in key staff positions at Department of the Army and Joint Theater Command levels.

David R. Schmitz.    Mr. Schmitz is a Senior Vice President of Cubic Corporation. He was named to the position in April 2013 and continues to serve as the President of the companies comprising the CDS segment, a role he assumed in March 2013. Prior to that he was Chief Operating Officer of CDS, a position he has held since July 2012. Before joining Cubic, Mr. Schmitz was Vice President and General Manager of Cobham Sensor System Microwave Products, a business serving the radar, electronic warfare, missile and space defense electronics market. Mr. Schmitz joined Cobham in 2003 and managed a vertically-integrated business with a diverse customer base (commercial and government) and distinctly varied business models (custom and catalogue). Prior to that he held a number of senior management roles in related companies, including Remec Wireless.

James R. Edwards.    Mr. Edwards is a Senior Vice President, General Counsel and Secretary of Cubic Corporation. He was appointed to the position in June 2012. Prior to his current position, he was Vice President General Counsel and Secretary since January 2012. He joined Cubic in February 2008 as the Vice President, General Counsel and Secretary of Cubic's CTS segment. Prior to joining Cubic, Mr. Edwards served as Senior Vice President and General Counsel of Kratos Defense, Senior Legal Counsel for Qualcomm Incorporated, Vice President, General Counsel and Secretary of General Atomics, and General Counsel and Secretary of Logicon, Inc.

Mark A. Harrison.    Mr. Harrison is Senior Vice President and Corporate Controller of Cubic Corporation. He was appointed to the position in June 2012. His prior roles at Cubic include Vice President and Corporate Controller from 2004 to June 2012, Vice President—Financial Planning and Accounting from 2000 to 2004, and Assistant Corporate Controller and Director of Financial Planning from 1991 to 2000. Since 1983, Mr. Harrison has held a variety of financial positions with Cubic. From 1980 to 1983 he was a Senior Auditor with Ernst & Young.

Gregory L. Tanner.    Mr. Tanner is the Treasurer of Cubic Corporation and has served in this role since 2007. He was Assistant Treasurer from 1998 to 2007 and joined Cubic's Treasury Department in 1990.

Bruce G. Blakley.    Mr. Blakley is an Independent Director and assumed this role in 2008. He is a CPA and is Chairman of Cubic's Audit and Compliance Committee and is the company's Audit Committee Financial Expert. He also is a member of the Executive Compensation Committee. Mr. Blakley was an audit partner and, from 1996 to 1998, was Managing Partner in the San Diego office of the national accounting firm Coopers & Lybrand (PricewaterhouseCoopers since 1998). He was employed there in auditing private and public companies and consulting with their boards of directors and executives for 32 years until his retirement in 2005. He maintains his CPA license and teaches at the University of California, San Diego. He has been a Director and Chair of the Audit Committee of Excel Trust, Inc. since April 2010. In 2007 he completed two years of service as Board Chair of The San Diego Foundation, a non-profit organization with over $575 million in assets. He has also been Chair of its Finance, Audit and Executive Committees, and a Director for 14 years. Mr. Blakley's public, private and non-profit business experience and his academic experience provide him with the background to be a very important member of our Board, particularly regarding financial matters of Cubic.

Edwin A. Guiles.    Mr. Guiles is as an Independent Director who serves on the Audit and Compliance Committee and the Executive Compensation Committee. He retired in 2009 as Executive Vice President—Corporate Development of Sempra Energy, a Fortune 400 company. From 2000 to 2006 Mr. Guiles was Chairman and CEO of Sempra Energy's utilities San Diego Gas & Electric Company (SDG&E) and Southern California Gas Company. He held a variety of management positions since joining SDG&E in 1972. At SDG&E he held increasingly important jobs including managing its natural gas pipeline transmission system, and administration of its 20% ownership interest in the San Onofre Nuclear Generating System. Since 2008, he has also been a director of the California Water Service Group. As an executive in a highly regulated industry, he brings unique governmental relations experience to the Board. He is also very knowledgeable in risk management, which is attracting close scrutiny at this time. Mr. Guiles' public and non-profit business experience provides him with the background to be a very important member of the Board, particularly regarding financial, risk and government related matters for Cubic.

Robert S. Sullivan, Ph.D.    Dr. Sullivan is the Lead Independent Director and has served in this role since 2004. He is Chairman of the Executive Compensation Committee and member of the Audit and Compliance Committee. Since 2003 he has been Dean, Rady School of Management, University of California, San Diego. He also serves as a Director for American Assets Trust, Inc., which became a publicly traded company in January 2011. From 1998 through 2002 he was Dean, Kenan-Flagler Business School, University of North Carolina, Chapel Hill. Between 1976 and 1998 Dr. Sullivan served in a variety of senior positions at the University of Texas and at Carnegie Mellon University. He was a Director of Stewart and Stevenson Services, Inc. and Chairman of its board of directors from 1999 to 2003. He also served on its Compensation, Audit, Executive and Nominating Committees from 1992 to 2006 when it was acquired and became a subsidiary of Armor Holdings. Prior to its acquisition this publicly held company was a designer and manufacturer of tactical vehicle systems for the U.S. military. At that time it employed 1,245 people and its fiscal 2006 sales exceeded $726 million. Dr. Sullivan was honored as Director of the Year for 2012 in the category of Corporate Governance by the Corporate Directors Forum. Dr. Sullivan's public and private business and board experience and his academic executive experience provide him with the background to be a very important member of the Board.

John H. Warner, Jr., Ph.D.    Dr. Warner is an Independent Director who has served on the Board since 2007. He is a member of the Audit and Compliance Committee and Chairman of the Nominating and Corporate Governance Committee. He retired in June 2007 from Science Applications International Corporation (SAIC) where he was a director for 18 years and Executive Vice President and Chief Administrative Officer, having begun employment there in 1973. At SAIC he advanced to positions with increasing line responsibilities including executive management and EVP of organizations with more than 13,500 employees and annual revenues over $1.6 billion. During his career at SAIC, he was responsible for starting and growing the military training business for the U.S. Army and Navy as well as international customers, a very important business area for Cubic. Prior to SAIC, he was employed by TRW for about 6 years in military software development and systems analysis business. His business experience is mainly in the areas of systems integration, software development and information technology, electronics, communications, security and service support, all important areas for Cubic. His experience includes contract activities and product sales for both domestic and international government customers and some commercial businesses. Dr. Warner has direct experience with many of Cubic's current customers as well as customers Cubic seeks to obtain. Dr. Warner also served six years as a member of the Board of Trustees for Scripps Health, a $1.5 billion per year San Diego healthcare company. He chaired its Compensation and Human Resources Committee and was a member of its Finance and Investment Committees. He currently serves on the board of directors of TREX Enterprises, a small private defense and homeland security R&D company, and ICW Group, a private insurance company. At ICW Group, he is a member of the Audit Committee. Dr. Warner's business experience and his public and private company board experience provide him with the background to be a very important member of the Board.

Code of ethics

We have adopted a code of ethics that applies to our principal executive officer, principal financial officer, and principal accounting officer. Such code of ethics appears on our web site at: cubic.com/Investor-Relations/Corporate-Governance.

Board composition

Our Board has six members who are elected by a plurality vote at the annual meeting of shareholders, each to hold office for one year and until his successor is elected. The Nominating and Corporate Governance Committee has determined and the Board has agreed that Drs. Sullivan and Warner Jr. and Messrs. Blakley and Guiles meet the independence standards of the New York Stock Exchange and the categorical independence standards adopted by our Board as defined in our Corporate Governance Guidelines.

Our amended and restated certificate of incorporation:

•
provides that the number of directors may be fixed exclusively by resolutions adopted by a majority of the authorized number of directors constituting our Board. The current board resolution provides that our Board will consist of six members;

•
authorizes our Board to fill newly created directorships. A director holds office for the remainder of the full term of the director for which any vacancy was created or occurred until that director's successor is elected and qualified; and

•
provides that directors may be removed only for cause and only by the affirmative vote of holders of at least 66 2/3% of the voting power of all then-outstanding shares of our capital stock entitled to vote generally at an election of directors, voting together as a single class.

Board committees

We have an Audit and Compliance Committee, a Nominating and Corporate Governance Committee and an Executive Compensation Committee. Each committee operates under a charter approved by our Board. In addition, from time to time, special committees may be established under the direction of our Board when necessary to address specific issues.

Board committee members

Name	Audit and Compliance	Nominating and Corporate Governance	Executive Compensation

Bruce G. Blakley	*X		X
Edwin A. Guiles	X		X
Robert S. Sullivan	X	X	*X
John H. Warner, Jr.	X	*X
Walter C. Zable
William W. Boyle

*      Chairman

Audit and Compliance Committee

In fiscal year 2012 all Independent Directors were members of this Committee which met eight times. Each member is independent as defined under Section 303A.02 of the New York Stock Exchange Listed Company Manual, Section 10A-3 under the Securities Exchange Act of 1934, as amended, and in our Corporate Governance Guidelines and is financially literate. Mr. Blakley is our Audit Committee Financial Expert and has extensive accounting experience.

The Committee oversees our financial reporting process. It is responsible for the appointment, retention and termination of the independent auditors and their compensation. It resolves any disputes between management and the auditors. It pre-approves all audit and non-audit services according to a written plan and budget submitted by the auditors. It meets at least quarterly with the auditors and reviews their periodic reports. The Committee discusses with the auditors the scope and plan for the audit and includes management in its review of accounting and financial controls, assessment of business risks and legal and ethical compliance programs.

No Independent Director has been a member of an audit committee of any other publicly held company, except Mr. Blakley who is Chair of an audit committee for a publicly held real estate investment trust. The trust is unrelated to Cubic and its subsidiaries and does not present any conflicts of interest for Cubic or the industry in which it operates.

Nominating and Corporate Governance Committee

The Committee members are Dr. John H. Warner, Jr., Chairman, and Dr. Robert S. Sullivan. The Committee held one meeting during fiscal 2012. The Committee's policy is to consider recommendations of shareholders which are received by the Corporate Secretary at least 120 days prior to one year from the date of the mailing of Notice of the previous annual meeting of shareholders. Recommendations of candidates who have at least 20 years of management and defense or transportation industry experience with a company with sales of at least 75% of that of Cubic, or who could bring appropriate diversity to the Board, or who possess other relevant qualifications (for example finance and accounting, marketing) would be preferred. If a vacancy in the Board occurs, the Committee seeks recommendations from the Board and senior management personnel. The Committee will also review any security holder recommendations on file. It screens and personally interviews appropriate candidates. Selected candidates may meet with additional Board members, certain members of management and the Chairman of the Board. The Committee evaluates responses and recommends to the full

Board the name of any candidate it feels should become a nominee for election or appointment.

The governance responsibilities of the Committee include tracking important legal and regulatory changes and new concepts in entity governance. Additionally, it is advised concerning the ethics and compliance training activities companywide supervised by the Senior Counsel, Ethics and Compliance and the Human Resources department.

In conjunction with the Audit and Compliance Committee and the Board, the Committee also addresses our legal compliance efforts in certain complex areas, such as export control, antitrust and foreign corrupt practices. It also oversees supervisor training topics. In conjunction with the Audit and Compliance Committee and the Board, it is cognizant of enterprise risk. In its analysis, enterprise risk does not necessarily include the hundreds of risks which, if encountered, could be mitigated without substantial harm to our business segments. Instead, the concern is to identify, and have a plan to respond to, those few issues which could seriously impact our, or one of our material divisions', short or long term ability to continue normal operations.

Executive Compensation Committee

The Committee members are Dr. Robert S. Sullivan, Chairman, Bruce G. Blakley and Edwin A. Guiles. The Committee met three times during fiscal year 2012. Each of the members of the Committee is independent as defined under Section 303A.02 of the New York Stock Exchange Listed Company Manual.

Compensation Committee interlocks and insider participation

During fiscal year 2012, Dr. Sullivan and Messrs. Blakley and Guiles did not serve either as a director or as a member of the compensation committee of any other entity whose executive officers served either as a director or as a member of our Executive Compensation Committee. Therefore, there were no "interlocks" with other companies within the meaning of the proxy rules of the Securities Exchange Commission. No member of the Committee is a former or current officer or employee of Cubic or any of its subsidiaries. See also the section entitled "Executive Compensation and Other Information" in our definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on March 19, 2013, which is incorporated herein by reference.

Executive compensation

Please see the section entitled "Executive Compensation and Other Information" in our definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on March 19, 2013, which is incorporated herein by reference, for a discussion of executive and director compensation.

On March 21, 2013, the Executive Compensation Committee of the Board of Directors approved a long-term equity incentive award program and awarded 161,962 restricted stock units (RSUs) with performance-based vesting and 264,549 RSUs with time-based vesting to certain officers, directors and management. Each RSU represents a contingent right to receive one share of our common stock. The time-based vesting RSUs vest in four equal installments on each of October 1, 2013, 2014, 2015 and 2016, subject to the recipient's continued service with Cubic through such date. The performance period for the performance-based vesting RSUs commenced on October 1, 2012 and will end on September 30, 2015, with vesting based 50% on sales growth and 50% on return on equity by Cubic during such period. See our Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 21, 2013, which is incorporated herein by reference, for more information.

Certain relationships and related party transactions

Please see the section entitled "Certain Transactions and Relationships" in our definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on March 19, 2013, which is incorporated herein by reference, for a discussion of certain relationships and related party transactions.

Registration rights

For a description of registration rights with respect to our common stock held by the selling shareholders, see "Description of capital stock—Registration rights."

Principal and selling shareholders

The following table sets forth information regarding the beneficial ownership of our common stock as of May 2, 2013, and as adjusted to reflect the sale of common stock being offered in this offering, for:

•
each person, or group of affiliated persons, known to us to own beneficially 5% or more of our outstanding common stock;

•
each of our directors;

•
each of our named executive officers;

•
all of our directors and executive officers as a group; and

•
each selling shareholder.

We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission (SEC). Under these rules, beneficial ownership of a class of capital stock includes any shares of such class as to which a person, directly or indirectly, has or shares voting power or investment power and also any shares as to which a person has the right to acquire such voting or investment power within 60 days through the exercise of any options, warrants or other rights. Shares subject to options, warrants or other rights are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Except as indicated below and under applicable community property laws, we believe that the beneficial owners identified in this table have sole voting and investment power with respect to all shares shown below.

For the purpose of calculating the percentage of shares beneficially owned by any shareholder, this table lists applicable percentage ownership based on 26,736,307 shares of common stock outstanding as of May 2, 2013.

Unless otherwise indicated below, the address for each named director and executive officer is c/o Cubic Corporation, 9333 Balboa Avenue, San Diego, California 92123.

	Shares beneficially owned prior to this offering			Shares beneficially owned after this offering			Shares beneficially owned after over-allotment
			Number of shares to be sold in this offering			Number of shares to be sold in over-allotment
Beneficial owner	Number	%		Number	%		Number	%

5% Shareholders
Karen Zable Cox(1)(2)	8,368,941	31.3	2,257,547	6,111,394	22.9	338,632	5,772,762	21.6
Royce & Associates(3)	1,538,173	5.8	—	1,538,173	5.8	—	1,538,173	5.8
Directors and Executive Officers
Walter C. Zable(1)(4)	8,603,537	32.2	2,257,547	6,345,990	23.7	338,632	6,007,358	22.5
Bruce G. Blakley(5)	4,500	*	—	4,500	*	—	4,500	*
William W. Boyle(6)	579,017	2.2	—	579,017	2.2	—	579,017	2.2
Edwin A. Guiles(5)	4,500	*	—	4,500	*	—	4,500	*
Mark A. Harrison(7)	1,037	*	—	1,037	*	—	1,037	*
Robert S. Sullivan(5)	4,500	*	—	4,500	*	—	4,500	*
John D. Thomas(6)(8)	579,823	2.2	—	579,823	2.2	—	579,823	2.2
John H. Warner, Jr.(5)	4,500	*	—	4,500	*	—	4,500	*
All Directors and Executive Officers as a Group (13 persons)	9,205,912	34.4	2,257,547	6,948,365	26.0	338,632	6,609,733	24.7
Selling Shareholders
Zable QTIP Marital Trust dated 9/18/78(9)	4,487,047	16.8	1,233,682	3,253,365	12.2	185,052	3,068,313	11.5
The Survivor's Trust Created Under the Zable Trust dated 9/18/78(9)	3,348,084	12.5	1,008,652	2,339,432	8.8	151,298	2,188,134	8.2
Zable Reverse QTIP Marital Trust dated 9/18/78(9)	50,157	*	15,213	34,944	*	2,282	32,662	*

*      Less than 1%.

(1)   Includes (a) 4,487,047 shares (16.8%) owned by the Zable QTIP Marital Trust dated 9/18/78, (b) 3,348,084 shares (12.5%) owned by The Survivor's Trust Created Under the Zable Trust dated 9/18/78, (c) 50,157 shares owned by the Zable Reverse QTIP Marital Trust dated 9/18/78, and (d) 16,108 shares owned by the Zable Non-QTIP Marital Trust dated 9/18/78, or collectively the Zable Trusts. Following the death of Walter J. Zable, the founder of Cubic Corporation, Walter C. Zable and Karen Zable Cox, the son and daughter, respectively, of Walter J. Zable, became co-trustees of the Zable Trusts. Walter C. Zable and Karen Zable Cox share voting and investment power over the shares owned by the Zable Trusts, and each disclaims beneficial ownership of such shares except to the extent of his or her pecuniary interest therein. The number of shares proposed to be sold in this offering with respect to Walter C. Zable and Karen Zable Cox represents shares to be sold by the selling shareholders.

(2)   Includes 120,000 shares owned by each of two trusts for Karen Zable Cox's two daughters. Ms. Cox shares voting and investment power over such shares as one of the two co-trustees of such trusts, and disclaims beneficial ownership of such shares except to the extent of her pecuniary interest therein.

(3)   Based solely on information contained in a Schedule 13G filed with the SEC on January 7, 2013 by Royce & Associates, LLC. The address of Royce and Associates, LLC is 745 Fifth Avenue, New York, NY 10151.

(4)   Includes 77,582 shares owned by each of three trusts for Walter C. Zable's three daughters and 469,395 shares owned by the Walter C. Zable Trust U/A/D dated 2/7/06. Mr. Zable has voting and investment power over such shares as the trustee of such trusts, and disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(5)   Represents vested options to purchase common stock.

(6)   Includes 577,217 shares owned by the Walter J. and Betty C. Zable Foundation (the Foundation). William W. Boyle and John D. Thomas share voting and investment power over such shares as two of the four members of the board of directors of the Foundation, but have no pecuniary interest in such shares, and each disclaims beneficial ownership of such shares.

(7)   Represents shares owned indirectly through Mr. Harrison's 401(k).

(8)   Includes 1,137 shares owned indirectly through Mr. Thomas' 401(k).

(9)   Walter C. Zable and Karen Zable Cox share voting and investment power over the shares owned by such trust as co-trustees of such trust, and each disclaims beneficial ownership of such shares except to the extent of his or her pecuniary interest therein.

Description of capital stock

General

Our authorized capital stock consists of 50,000,000 shares of common stock, without par value, and 5,000,000 shares of preferred stock, without par value.

The following description of the material provisions of our capital stock and our amended and restated certificate of incorporation, amended and restated bylaws and other agreements with and among our shareholders is only a summary, does not purport to be complete and is qualified by applicable law and the full provisions of our amended and restated certificate of incorporation, amended and restated bylaws and other agreements. You should refer to our amended and restated certificate of incorporation, amended and restated bylaws and related agreements included as exhibits to the registration statement of which this prospectus is a part.

Common stock

As of March 31, 2013, there were 26,736,307 shares of our common stock outstanding, held of record by 751 shareholders.

Voting rights

Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the shareholders. The holders of common stock are not entitled to cumulative voting rights with respect to the election of directors, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

Dividend rights

Subject to limitations under Delaware law and preferences that may apply to any outstanding shares of preferred stock, holders of our common stock are entitled to receive ratably such dividends or other distributions, if any, as may be declared by our Board out of funds legally available therefor.

Liquidation rights

In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the liquidation preference of any outstanding preferred stock.

Rights and preferences

The common stock has no preemptive, conversion or other rights to subscribe for additional securities. There are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Fully paid and non-assessable

All outstanding shares of our common stock are validly issued, fully paid and non-assessable.

Undesignated preferred stock

Our Board is authorized, subject to the limits imposed by the Delaware General Corporation Law, to issue up to 5,000,000 shares of preferred stock in one or more series, and to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designation, preferences, and relative, participating, optional, or other rights of each wholly unissued series and any of its qualifications, limitations or restrictions. Our Board can also increase or decrease the number of shares of any series subsequent to the issuance of shares of that series, but not below the number of shares of that series then outstanding, without any further vote or action by our shareholders. We have no current plans to issue any shares of preferred stock. As of March 31, 2013, we had no shares of preferred stock outstanding.

Options to purchase common stock

As of March 31, 2013, we had 18,000 shares of common stock subject to options we have issued to our directors, officers, employees and consultants a weighted average exercise price of $28.85 per share.

Restricted stock units

As of March 31, 2013, we had granted 426,511 restricted stock units (RSUs) to certain officers, directors and management, none of which had vested or been forfeited. The RSUs have a weighted-average grant date fair value of $43.76 per share, which represents the fair market value of one share of our common stock at the grant date.

Registration rights

As of February 25, 2013, pursuant to the Registration Rights Agreement dated as of February 25, 2013, by and among Cubic and the selling shareholders (the Registration Rights Agreement), the holders of 7,885,288 shares of our common stock are entitled to certain registration rights with respect to such shares. These registration rights are subject to certain conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in any such registration under certain circumstances. The selling shareholders are required to pay all underwriting discounts and commissions and 15% of all other expenses of this offering and future offerings effected in connection with the demand registration rights below, up to a maximum of $225,000 in the case of a registration statement on Form S-1 and $100,000 in the case of a registration statement on Form S-3, and we are required to pay the remaining expenses. In addition, for this offering and future offerings effected in connection with the following rights, we have agreed to indemnify the selling shareholders and the underwriters, except with respect to certain information provided by them.

Demand registration rights

Subject to specified limitations, the shareholders party to the Registration Rights Agreement may require that we register all or a portion of their registrable securities for sale under the Securities Act on Form S-1. The registration statement of which this prospectus is a part has been filed pursuant to such demand registration rights. Under certain circumstances, the underwriters, if any, may limit the number of shares included in any such registration. We are obligated to effect one registration on Form S-1. We have also agreed to effect one additional registration on Form S-1 for an offering with an anticipated aggregate sale price (net underwriting discounts and commissions, if any) in excess of $5.0 million, if (i) the first offering pursuant to an effective Form S-1 results in net proceeds to the selling shareholders of less than $112.0 million or (ii) at any time after January 1, 2014 we are unable to register such shareholders' common stock on Form S-3, in each case, unless at the time of the request for such additional registration on Form S-1, we are eligible to register such shareholders' common stock on Form S-3 pursuant to the short-form registration rights described below.

The shareholders party to the Registration Rights Agreement are entitled to additional short-form registration rights, commencing on the date that we become eligible to register securities on Form S-3. One or more such shareholders may request registration of their shares if the anticipated aggregate sale price (net underwriting discounts and commissions, if any) is in excess of $5.0 million. Shareholders with such demand registration rights who are not part of an initial registration demand are entitled to notice and are entitled to include their shares of common stock in the registration. There is no limit to the number of requests for registrations on Form S-3, but we are not required to effect more than two such registrations in any twelve-month period.

Piggyback registration rights

If at any time after the expiration of the lock-up agreements entered into in connection with this offering, we propose to register any of our securities under the Securities Act for sale to the public, except with respect to registration statements on Forms S-4, S-8 or another form not available for registering the sale of our common stock to the public for cash, the shareholders party to the Registration Rights Agreement are entitled to notice of such registration and are entitled to include their shares of common stock in the registration. Under certain circumstances, the underwriters, if any, may limit the number of shares included in any such registration.

Anti-takeover effects of Delaware law and provisions of our amended and restated certificate of incorporation and amended and restated bylaws

Delaware takeover statute

We are subject to Section 203 of the Delaware General Corporation Law. This statute regulating corporate takeovers prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for three years following the date that the stockholder became an interested stockholder, unless:

•
prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•
the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•
any merger or consolidation involving the corporation and the interested stockholder;

•
any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•
subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

•
the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

Amended and restated certificate of incorporation and bylaw provisions

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of making it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of our company by means of a tender offer, a proxy contest or otherwise. These provisions may also make the removal of incumbent officers and directors more difficult. These provisions are intended to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control to first negotiate with us. These provisions could also limit the price that investors might be willing to pay for shares of our common stock. These provisions may make it more difficult for shareholders to take specific corporate actions and could have the effect of delaying or preventing a change in control of Cubic.

In particular, our amended and restated certificate of incorporation and amended and restated bylaws provide for the following:

  Approval of business combinations

Our amended and restated certificate of incorporation provides that the affirmative vote of the holders of at least 66 2/3% of our outstanding common stock is required for the approval, adoption or authorization of a business combination and that no business combination may be entered into without that affirmative vote.

As used in our amended and restated certificate of incorporation, a business combination means:

•
our merger into, or our consolidation with, any other corporation, person or business entity;

•
the merger of any other corporation, person or business entity into, or its consolidation with us;

•
the sale, exchange, lease transfer, or other disposition by us of 60% or more of our assets or business to any other corporation, person or business entity;

•
the issuance or transfer at any one time by us, or by any subsidiary, of 50% or more of voting securities issued pursuant to a stock option, purchase, bonus performance unit or other plan or agreement for natural persons who are directors, employees, consultants, and/or agents of us and/or a subsidiary to any other corporation, person or business entity in exchange for cash, assets, or securities or any combination thereof; or

•
any agreement, contract or other arrangement between us and any other corporation, person or business entity providing for any of the transactions described above.

These provisions do not apply to any transaction described above (a) if our Board has approved a memorandum of understanding with such other corporation, person or business entity with respect to and substantially consistent with such transaction prior to the time such other corporation, person or business entity became an owner of five percent (5%) of the our outstanding common stock or (b) to any corporation, person or business entity which is an owner of five percent (5%) of our outstanding common stock of this corporation at the time of adoption of this provision in our amended and restated certificate of incorporation.

The affirmative vote of the holders of at least 66 2/3% of our outstanding common stock is required for the amendment of all or any part of this provision.

  No written consent of shareholders

Any action by our shareholders must be taken at an annual or special meeting of shareholders and may not be taken by written consent. The affirmative vote of the holders of at least 66 2/3% of the total voting power of all outstanding shares of our voting stock is required for the amendment of this provision.

  Special meetings of shareholders

Special meetings of our shareholders may be called only by our Board or by a committee of our Board that has been duly designated to do so by our Board. The affirmative vote of the holders of at least 66 2/3% of the total voting power of all outstanding shares of our voting stock is required for the amendment of this provision.

  Amendment of amended and restated bylaws

The affirmative vote of the holders of at least 66 2/3% of the total voting power of all outstanding shares of our voting stock is required for shareholders to amend our amended and restated bylaws. This provision makes it more difficult to circumvent the anti-takeover provisions of our amended and restated bylaws. Our Board is authorized to make, repeal, alter, amend and rescind our amended and restated bylaws, but at least a 66 2/3% vote of the directors is required to change the number of directors.

  Number of directors; removal; filling vacancies

Our amended and restated certificate of incorporation:

•
provides that the number of directors may be fixed exclusively by resolutions adopted by at least 66 2/3% of the authorized number of directors constituting our Board. The current board resolution provides that our Board will consist of six members;

•
authorizes our Board to fill newly created directorships. This provision could prevent a shareholder from obtaining majority representation on our Board because our Board could enlarge the size of the board and fill the vacancies. A director holds office for the remainder of the full term of the director for which any vacancy was created or occurred until that director's successor is elected and qualified; and

•
provides that directors may be removed only for cause and only by the affirmative vote of holders of 66 2/3% of the voting power of all then-outstanding shares of our capital stock entitled to vote generally at an election of directors, voting together as a single class. The effect of this provision is to preclude a shareholder from removing incumbent directors without cause and simultaneously gaining control of our Board by filling the vacancies created by the removal with its own nominees.

  Issuance of undesignated preferred stock

Our Board is authorized to issue, without further action by the shareholders, up to 5,000,000 shares of preferred stock with rights and preferences, including voting rights, designated from time to time by the Board. The existence of authorized but unissued shares of preferred stock enables our Board to render more difficult or to discourage an attempt to obtain control of Cubic by means of a merger, tender offer, proxy contest or otherwise.

Listing

Our common stock is listed for trading on the New York Stock Exchange under the symbol "CUB."

Transfer agent and registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company. The transfer agent and registrar's address is 6201 15th Avenue, Brooklyn, NY 11219.

Shares eligible for future sale

Based on the number of shares outstanding as of March 31, 2013, upon the completion of this offering, 26,736,307 shares of common stock will be outstanding. Of these shares, the shares sold in this offering and 17,062,850 shares held by certain shareholders will be freely tradable, except for any shares purchased by our "affiliates" as defined in Rule 144 under the Securities Act. The remaining 7,415,910 shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements as described below. Following the expiration of the lock-up period, all shares will be eligible for resale in compliance with Rule 144 or otherwise.

Lock-up agreements

We and the holders of 6,838,693 shares of common stock, including our directors and executive officers and their affiliates and the selling shareholders named in this prospectus, have signed lock-up agreements under which they have agreed not to sell, transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock without the prior written consent of J.P. Morgan Securities LLC for a period of 90 days, subject to extension under certain circumstances, after the date of this prospectus. For a description of the lock-up agreements, see "Underwriting."

Rule 144

In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

•
1.0% of the number of shares of common stock then outstanding, which will equal approximately 267,363 shares based on the number of shares of common stock outstanding immediately after this offering; or

•
The average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

 Equity incentive plans

As of March 31, 2013, there were 18,000 shares of common stock issuable upon the exercise of outstanding options, 426,511 shares of common stock issuable upon vesting of restricted stock units and 4,038,614 shares of common stock reserved for future issuance under our 2005 Equity Incentive Plan. We have registered on a Form S-8 registration statement under the Securities Act all shares of common stock issued or reserved for issuance under our equity incentive plans. Accordingly, shares issuable upon the exercise of such options or vesting of restricted stock units will be available for sale in the open market, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described above.

Registration rights

For a description of registration rights with respect to our common stock, see "Description of capital stock—Registration rights."

 Material U.S. federal income tax consequences to
non-U.S. holders of our common stock

The following discussion is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of shares of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all the potential U.S. federal income tax consequences relating thereto, nor does it address any tax consequences arising under any state, local or non-U.S. tax laws, the U.S. federal estate tax or gift tax rules or any other U.S. federal tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended (the Code), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service (the IRS), all as in effect as of the date of this offering. These authorities may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of shares of our common stock, or that any such contrary position would not be sustained by a court.

This discussion is limited to non-U.S. holders who purchase shares of our common stock issued pursuant to this offering and who hold shares of our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations that may be relevant to a particular holder in light of that holder's particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including, without limitation:

•
banks, thrifts, insurance companies and other financial institutions;

•
partnerships, S corporations and other pass-through entities;

•
real estate investment trusts and regulated investment companies;

•
"controlled foreign corporations", "passive foreign investment companies" and corporations that accumulate earnings to avoid U.S. federal income tax;

•
brokers, dealers or traders in securities, commodities or currencies;

•
tax-exempt organizations;

•
tax-qualified retirement plans;

•
U.S. expatriates and certain former citizens or permanent residents of the United States;

•
persons subject to the alternative minimum tax;

•
persons that hold or receive shares of our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•
persons that own, or are deemed to own, more than 5% of our outstanding common stock (except to the extent specifically set forth below);

•
persons holding shares of our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment; or

•
persons deemed to sell shares of our common stock under the constructive sale provisions of the Code.

If a partnership (or other entity taxed as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the tax treatment of a partner in the partnership generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold shares of our common stock and partners in such partnerships are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of acquiring, owning or disposing of shares of our common stock.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF SHARES OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR NON-U.S. TAX LAWS, THE U.S. FEDERAL ESTATE OR GIFT TAX RULES, ANY OTHER U.S. FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATY.

Definition of non-U.S. holder

For purposes of this discussion, a "non-U.S. holder" is any beneficial owner of shares of our common stock that is not a "U.S. person" or a partnership for U.S. federal income tax purposes. A U.S. person is any of the following:

•
an individual citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•
an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust (i) if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust or (ii) that has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

Distributions on our common stock

Distributions of cash or property on shares of our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a non-U.S. holder's adjusted tax basis in its shares of our common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under "—Gain on sale or disposition of shares of our common stock."

Dividends paid to a non-U.S. holder of shares of our common stock that are not effectively connected with a U.S. trade or business conducted by such non-U.S. holder generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate as is specified by an applicable tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying such non-U.S. holder's qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder's behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, who then will be required to provide certification to us or our paying agent, either directly or through other intermediaries. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but which qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding possible entitlement to benefits under a tax treaty.

If a non-U.S. holder holds shares of our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on the shares of our common stock are effectively connected with such non-U.S. holder's U.S. trade or business (and, if required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States), the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8ECI (or applicable successor form), certifying that the dividends are effectively connected with the non-U.S. holder's conduct of a trade or business within the United States.

Any dividends paid on shares of our common stock that are effectively connected with a non-U.S. holder's U.S. trade or business (and, if required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be subject to U.S. federal income tax on a net income basis in the same manner as if such non-U.S. holder were a U.S. person and, for a non-U.S. holder that is a corporation, also may be subject to a branch profits tax at a rate of 30% (or such lower rate as is specified by an applicable tax treaty) on its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Gain on sale or disposition of shares of our common stock

Subject to the discussion below regarding backup withholding, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or disposition of shares of our common stock unless:

•
the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States and, if required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

•
the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the sale or disposition and certain other requirements are met; or

•
shares of our common stock constitute a U.S. real property interest by reason of our status as a U.S. real property holding corporation (a USRPHC) for U.S. federal income tax purposes at any time within the shorter of (i) the five-year period ending on the date of the sale or disposition of shares of our common stock or (ii) the non-U.S. holder's holding period for shares of our common stock.

Unless an applicable tax treaty provides otherwise, the gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis in the same manner as if such non-U.S. holder were a U.S. person. A non-U.S. holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate as is specified by an applicable tax treaty) on its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Gain described in the second bullet point above generally will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate as is specified by an applicable income tax treaty), but may be offset by U.S. source capital losses of the non-U.S. holder (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe that we currently are not, and we do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, however, there can be no assurance that we will not become a USRPHC in the future. In the event we do become a USRPHC, as long as shares of our common stock are regularly traded on an established securities market, shares of our common stock will be treated as a U.S. real property interest only with respect to a non-U.S. holder that actually or constructively held more than 5% of shares of our common stock at any time during the shorter of (i) the five-year period ending on the date of the sale or disposition of shares of our common stock or (ii) the non-U.S. holder's holding period for shares of our common stock. If gain on the sale or other taxable disposition of shares of our common stock were subject to taxation under the third bullet point above, the non-U.S. holder would be subject to regular U.S. federal income tax with respect to such gain in generally the same manner as a U.S. person.

Information reporting and backup withholding

Generally, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such non-U.S. holder and the amount, if any, of tax withheld with respect to those dividends. This information also may be made available under a specific treaty or agreement with the tax authorities of the country in which the non-U.S. holder resides or is established. Under certain circumstances, the Code imposes backup withholding on certain reportable payments. Backup withholding generally will not, however, apply to payments of dividends to a non-U.S. holder of shares of our common stock, provided that the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or W-8ECI, or otherwise establishes an exemption. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.

Unless a non-U.S. holder complies with certification procedures to establish that it is not a U.S. person, information returns may be filed with the IRS in connection with, and the non-U.S. holder may be subject to backup withholding on the proceeds from, a sale or other disposition of shares of our common stock. The certification procedures described in the above paragraph will satisfy these certification requirements as well.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder's U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Foreign accounts

Withholding taxes may apply to certain types of payments made to "foreign financial institutions" (as specially defined under those rules) and certain other non-U.S. entities. The failure to comply with additional certification, information reporting and other specified requirements could result in a withholding tax being imposed on payments of dividends and sales proceeds to foreign intermediaries and certain non-U.S. holders. A 30% withholding tax is imposed on dividends on, or gross proceeds from the sale or other disposition of, shares of our common stock paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner, or (iii) the foreign financial institution or foreign non-financial entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to non-compliant foreign financial institutions and certain other account holders.

Recently issued final Treasury Regulations provide that such rules will generally apply to payments of dividends made on or after January 1, 2014 and to payments of gross proceeds from a sale or other disposition of common stock on or after January 1, 2017. Prospective investors should consult their tax advisors regarding these withholding provisions.

Underwriting

The selling shareholders are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC are acting as joint book-running managers of the offering and as representatives of the underwriters. Cubic and the selling shareholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, the selling shareholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares

J.P. Morgan Securities LLC
Credit Suisse Securities (USA) LLC
Total	2,257,547

The underwriters are committed to purchase all shares offered if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $             per share. After the public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to 338,632 additional shares of common stock from the selling shareholders to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. For information concerning the selling shareholders who have granted this over-allotment option to the underwriters, see "Principal and selling shareholders." To the extent this over-allotment option is exercised for a number of shares of common stock less than the full amount of the option, the selling shareholders who will provide shares to be sold pursuant to this option will provide such shares proportionally. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to the selling shareholders per share of common stock. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

	Per share		Total
	Without over-allotment exercise	With full over-allotment exercise	Without over-allotment exercise	With full over-allotment exercise

Underwriting discounts and commissions paid by selling shareholders	$	$	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, including selling shareholder expenses, but excluding the underwriting discounts and commissions, will be approximately $1,250,000, and 15% of such offering expenses, up to a maximum amount of $225,000, will be paid by the selling stockholders and the remaining amount will be paid by us. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $60,000. The underwriters have agreed to reimburse us for certain fees and expenses related to this offering.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

For a period of 90 days after the date of this prospectus, we have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock, or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC, other than the shares of our common stock to be sold hereunder and certain other exceptions. Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Our directors and executive officers, each of the selling shareholders and certain of our shareholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 90 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC, (1) offer, pledge, announce the intention to sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock which may be deemed to be beneficially owned by such directors, executive officers and investors in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued upon exercise of a stock option or warrant), (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise , or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock. Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We and the selling shareholders have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

Our common stock is listed on the NYSE under the symbol "CUB."

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' over-allotment option referred to above, or may be "naked" shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, as applicable, in the over-the-counter market or otherwise.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. For instance, an affiliate of J.P. Morgan Securities LLC is a lender under our revolving credit facility. In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve our securities and/or instruments. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling restrictions

Other than in the United States, no action has been taken by us, the selling shareholders or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities referred to by this prospectus in any jurisdiction in which such an offer or solicitation is unlawful.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (DFSA). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus or taken steps to verify the information set forth herein and has no responsibility for the prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

European Economic Area

This prospectus has been prepared on the basis that any offer of shares in any Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State") other than offers (the "Permitted Public Offers") which are contemplated in this prospectus will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive, in each case, in relation to such offer. We, the selling shareholders and the underwriters have not authorized, and we, the selling shareholders and the underwriters do not authorize, the making of any offer of shares in circumstances in which an obligation arises for us, the selling shareholders or the underwriters to publish or supplement a prospectus for such offer.

In relation to each Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date"), the underwriters have not made and will not make an offer of shares which are the subject of the offering contemplated by this prospectus to the public in that Relevant Member State other than:

(a)   to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)   to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant dealer or dealers nominated by us for any such offer; or

(c)    in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us, the selling shareholders or the underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

France

This offering document has not been prepared in the context of a public offering of securities in France (offre au public) within the meaning of Article L.411-1 of the French Code monétaire et financier and Articles 211-1 et seq. of the Autorité des marchés financiers (AMF) regulations and has therefore not been submitted to the AMF for prior approval or otherwise, and no prospectus has been prepared in relation to the securities.

The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France, and neither this offering document nor any other offering material relating to the securities has been distributed or caused to be distributed or will be distributed or caused to be distributed to the public in France, except only to persons licensed to provide the investment service of portfolio management for the account of third parties and/or to "qualified investors" (as defined in Article L.411-2, D.411-1 and D.411-2 of the French Code monétaire et financier) and/or to a limited circle of investors (as defined in Article L.411-2 and D.411-4 of the French Code monétaire et financier) on the condition that no such offering document nor any other offering material relating to the securities shall be delivered by them to any person or reproduced (in whole or in part). Such "qualified investors" and the limited circle of investors referred to in Article L.411-2II2 are notified that they must act in that connection for their own account in accordance with the terms set out by Article L.411-2 of the French Code monétaire et financier and by Article 211-3 of the AMF Regulations and may not re-transfer, directly or indirectly, the securities in France, other than in compliance with applicable laws and regulations and, in particular, those relating to a public offering (which are, in particular, embodied in Articles L.411-1, L.412-1 and L.621-8 et seq. of the French Code monétaire et financier).

You are hereby notified that in connection with the purchase of these securities, you must act for your own account in accordance with the terms set out by Article L.411-2 of the French Code monétaire et financier and by Article 211-3 of the AMF Regulations and may not re-transfer, directly or indirectly, the securities in France, other than in compliance with applicable laws and regulations and, in particular, those relating to a public offering (which are, in particular, embodied in Articles L.411-1, L.411-2, L.412-1 and L.621-8 et seq. of the French Code monétaire et financier).

Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance.

No advertisement, invitation or document, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) has been issued or will be issued in Hong Kong or elsewhere, other than with respect to the shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance and any rules made under that Ordinance.

WARNING

The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Italy

The offering of the shares has not been registered with the Commissione Nazionale per le Società e la Borsa (CONSOB), in accordance with Italian securities legislation. Accordingly, the shares may not be offered or sold, and copies of this offering document or any other document relating to the shares may not be distributed in Italy except to Qualified Investors, as defined in Article 34-ter, subsection 1, paragraph b of CONSOB Regulation no. 11971 of May 14, 1999, as amended (the Issuers' Regulation), or in any other circumstance where an express exemption to comply with public offering restrictions provided by Legislative Decree no. 58 of February 24, 1998 (the Consolidated Financial Act) or Issuers' Regulation applies, including those provided for under Article 100 of the Finance Law and Article 34-ter of the Issuers' Regulation; provided, however, that any such offer or sale of the shares or distribution of copies of this offering document or any other document relating to the shares in Italy must (i) be made in accordance with all applicable Italian laws and regulations; (ii) be conducted in accordance with any relevant limitations or procedural requirements that CONSOB may impose upon the offer or sale of the shares; and (iii) be made only by (a) banks, investment firms or financial companies enrolled in the special register provided for in Article 107 of Legislative Decree no. 385 of September 1, 1993, to the extent duly authorized to engage in the placement and/or underwriting of financial instruments in Italy in accordance with the Consolidated Financial Act and the relevant implementing regulations; or (b) foreign banks or financial institutions (the controlling shareholding of which is owned by one or more banks located in the same EU Member State) authorized to place and distribute securities in the Republic of Italy pursuant to Articles 15, 16 and 18 of the Banking Act, in each case acting in compliance with all applicable laws and regulations.

Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law). Accordingly, no resident of Japan may participate in the offering of the shares, and each underwriter has agreed that it will not offer or sell any shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

The offer or invitation which is the subject of this document is only allowed to be made to the persons set out herein. Moreover, this document is not a prospectus as defined in the Securities and Futures Act (Chapter 289) of Singapore (the SFA), and, accordingly, statutory liability under the SFA in relation to the content of the document will not apply. As this document has not been and will not be lodged with or registered as a document by the Monetary Authority of Singapore, this document and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than: (i) to an institutional investor under Section 274 of the SFA; (ii) to a relevant person, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person who is:

(a)   a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)   a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 of the SFA except:

(1)   to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets;

(2)   where no consideration is given for the transfer; or

(3)   by operation of law.

By accepting this document, the recipient hereof represents and warrants that he or she is entitled to receive such report in accordance with the restrictions set forth above and agrees to be bound by the limitations contained herein. Any failure to comply with these limitations may constitute a violation of law.

Spain

This offer of our shares has not been and will not be registered with the Spanish National Securities Market Commission (Comisíon Nacional del Mercado de Valores, or CNMV), and, therefore, none of our shares may be offered, sold or distributed in any manner, nor may any resale of the shares be carried out in Spain except in circumstances which do not constitute a public offer of securities in Spain or are exempted from the obligation to publish a prospectus, as set forth in Spanish Securities Market Act (Ley 24/1988, de 28 de julio, del Mercado de Valores) and Royal Decree 1310/2005, of 4 November, and other applicable regulations, as amended from time to time, or otherwise without complying with all legal and regulatory requirements in relation thereto. Neither the prospectus nor any offering or advertising materials relating to our shares have been or will be registered with the CNMV, and, therefore, they are not intended for the public offer of our shares in Spain.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (SIX) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under article 652a or article 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under article 27 et seq. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority, FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

United Arab Emirates

This offering has not been approved or licensed by the Central Bank of the United Arab Emirates (UAE), Securities and Commodities Authority of the UAE and/or any other relevant licensing authority in the UAE, including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai Financial Services Authority (DFSA), a regulatory authority of the Dubai International Financial Centre (DIFC). This offering does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No 8 of 1984 (as amended), DFSA Offered Securities Rules and Nasdaq Dubai Listing Rules, accordingly, or otherwise. The shares may not be offered to the public in the UAE and/or any of the free zones. The shares may be offered and issued only to a limited number of investors in the UAE or any of its free zones who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned.

United Kingdom

Each underwriter has represented and agreed that:

(a)   it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (FSMA)) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)   it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Legal matters

Our counsel, Latham & Watkins LLP, San Diego, California, will pass on the validity of the shares of common stock offered by this prospectus. The underwriters have been represented by Davis Polk & Wardwell LLP, New York, New York.

Experts

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at September 30, 2012, 2011 (restated), 2010 (restated) and 2009 (restated) and for each of the years then ended, as set forth in their report. Ernst & Young LLP has audited the effectiveness of our internal control over financial reporting as of September 30, 2012, as set forth in their report, which concludes, among other things, that we did not maintain effective internal control over financial reporting as of September 30, 2012, based on Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, because of the effects of the material weaknesses described therein, and which is incorporated by reference in this prospectus and elsewhere in the registration statement from our Annual Report on Form 10-K for the year ended September 30, 2012. We've included our consolidated financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

Where you can find additional information

We have filed with the Securities and Exchange Commission (SEC) a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules filed as part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The reports and other information we file with the SEC can be read and copied at the SEC's Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. Copies of these materials can be obtained at prescribed rates from the SEC's Public Reference Room at such address. You may obtain information regarding the operation of the public reference room by calling 1-800-SEC-0330. The SEC also maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

We are subject to the reporting and information requirements of the Securities Exchange Act of 1934, as amended, and, as a result, we file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection and copying at the SEC's public reference facilities and the website of the SEC referred to above.

 Incorporation of certain documents by reference

The SEC allows us to "incorporate by reference" the information we file with the SEC, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus. The incorporated documents contain significant information about us, our business and our finances. Any information contained in any document incorporated by reference in this prospectus will be deemed to have been modified or superseded to the extent that a statement contained in this prospectus modifies or supersedes the original statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to be a part of this prospectus. We incorporate by reference the following documents we filed with the SEC:

•
our Annual Report on Form 10-K for the year ended September 30, 2012, filed with the SEC on December 14, 2012 and Amendment No. 1 to our Annual Report on Form 10-K/A for the year ended September 30, 2012, filed with the SEC on January 28, 2013;

•
our Quarterly Reports on Form 10-Q for the quarters ended December 31, 2012 and March 31, 2013, filed with the SEC on February 11, 2013 and May 2, 2013, respectively;

•
our Current Reports on Form 8-K filed with the SEC on December 18, 2012, February 1, 2013, February 25, 2013, March 1, 2013, March 8, 2013, March 14, 2013, March 19, 2013, March 27, 2013 April 17, 2013 and April 25, 2013; and

•
our definitive Proxy Statement on Schedule 14A, filed with the SEC on March 19, 2013.

To the extent that any information contained in any current report on Form 8-K, or any exhibit thereto, was furnished to, rather than filed with, the Securities and Exchange Commission, such information or exhibit is specifically not incorporated by reference in this prospectus.

We will provide without charge to each person, including any beneficial owner, to whom a prospectus is delivered, on written or oral request of that person, a copy of any or all of the documents we are incorporating by reference into this prospectus, other than exhibits to those documents unless those exhibits are specifically incorporated by reference into those documents. A request should be addressed to Cubic Corporation, 9333 Balboa Avenue, San Diego, California 92123, Attention: Secretary or by telephone at (858) 277-6780.

Report of independent registered public accounting firm

The Board of Directors and Shareholders of Cubic Corporation

We have audited the accompanying consolidated balance sheets of Cubic Corporation as of September 30, 2012, September 30, 2011 (restated), September 30, 2010 (restated) and September 30, 2009 (restated), and the related consolidated statements of income, comprehensive income, cash flows and changes in shareholders' equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cubic Corporation at September 30, 2012, September 30, 2011 (restated), September 30, 2010 (restated) and September 30, 2009 (restated), and the consolidated results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, Cubic Corporation has restated previously issued financial statements as of September 30, 2011, September 30, 2010 and September 30, 2009, and for the years then ended.

As discussed in Note 1 to the consolidated financial statements, Cubic Corporation changed its method of accounting for revenue recognition with the adoption of amendments to the Financial Accounting Standards Board Accounting Standards Codification resulting from Accounting Standards Update No. 2010-13, Multiple-Deliverable Revenue Arrangements, and Accounting Standards Update No. 2010-14, Certain Revenue Arrangements That Include Software Elements, both adopted effective October 1, 2009.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Cubic Corporation's internal control over financial reporting as of September 30, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 14, 2012 expressed an adverse opinion thereon.

/s/ Ernst & Young LLP

San Diego, California
December 14, 2012,
except for the retrospective adoption of amendments to the accounting standard relating to the reporting and display of comprehensive income as described in Note 1, as to which the date is
February 25, 2013

Cubic Corporation
Consolidated statements of income

	Years ended September 30,
(amounts in thousands, except per share data)
	2012	2011	2010	2009

		(As restated)	(As restated)	(As restated)
Net sales:
Products	$663,287	$600,933	$607,756	$508,167
Services	718,208	694,648	590,436	517,757

	1,381,495	1,295,581	1,198,192	1,025,924
Costs and expenses:
Products	451,573	418,279	430,417	378,052
Services	594,662	564,062	511,014	418,292
Selling, general and administrative expenses	163,688	159,791	124,306	119,108
Research and development	28,722	25,260	18,976	8,173
Amortization of purchased intangibles	14,828	14,681	6,846	6,432

	1,253,473	1,182,073	1,091,559	930,057

Operating income	128,022	113,508	106,633	95,867
Other income (expense):
Interest and dividend income	2,994	2,568	1,590	1,664
Interest expense	(1,550)	(1,461)	(1,755)	(2,031)
Other income—net	821	1,662	3,637	661

Income before income taxes	130,287	116,277	110,105	96,161
Income taxes	38,183	32,373	38,011	33,016

Net income	92,104	83,904	72,094	63,145
Less noncontrolling interest in income of VIE	204	310	—	—

Net income attributable to Cubic	$91,900	$83,594	$72,094	$63,145

Basic and diluted net income per common share	$3.44	$3.13	$2.70	$2.36

Average number of common shares outstanding	26,736	26,736	26,735	26,731

See accompanying notes.

Cubic Corporation
Consolidated statements of comprehensive income

	Years ended September 30,
(in thousands)	2012	2011	2010	2009

		(As restated)	(As restated)	(As restated)
Net income	$92,104	$83,904	$72,094	$63,145
Other comprehensive income (loss):
Adjustment to pension liability, net of taxes	(5,585)	(3,285)	(2,713)	(15,991)
Foreign currency translation	10,688	(1,250)	(868)	(5,059)
Net unrealized gain (loss) from cash flow hedges	242	(5,618)	1,483	112

Total other comprehensive income (loss)	5,345	(10,153)	(2,098)	(20,938)

Total comprehensive income	$97,449	$73,751	$69,996	$42,207

See accompanying notes.

Cubic Corporation
Consolidated balance sheets

	September 30,
(in thousands)	2012	2011	2010	2009

		(As restated)	(As restated)	(As restated)
ASSETS
Current assets:
Cash and cash equivalents	$212,267	$329,148	$295,434	$244,074
Restricted cash	68,749	—	—	—
Short-term investments	—	25,829	84,081	8,127
Accounts receivable:
Trade and other receivables	17,543	20,259	11,594	12,833
Long-term contracts	333,617	207,426	201,898	222,709
Allowance for doubtful accounts	(463)	(395)	(663)	(4,558)

	350,697	227,290	212,829	230,984
Recoverable income taxes	7,083	24,917	6,810	249
Inventories	52,366	38,359	40,653	57,605
Deferred income taxes	7,587	9,483	14,290	20,191
Prepaid expenses and other current assets	13,977	21,080	26,127	29,957

Total current assets	712,726	676,106	680,224	591,187

Long-term contract receivables	22,070	23,700	28,080	13,400
Long-term capitalized contract costs	26,875	—	—	—
Property, plant and equipment—net	55,327	48,467	47,469	48,895
Deferred income taxes	16,364	12,824	19,288	14,504
Goodwill	146,933	146,355	64,142	59,433
Purchased intangibles—net	39,374	54,139	26,295	28,618
Miscellaneous other assets	6,648	4,933	6,021	7,536

Total assets	$1,026,317	$966,524	$871,519	$763,573

See accompanying notes.

Cubic Corporation
Consolidated balance sheets (Continued)

	September 30,
(in thousands)	2012	2011	2010	2009

		(As restated)	(As restated)	(As restated)
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Trade accounts payable	$47,917	$43,984	$39,085	$32,542
Customer advances	100,764	134,316	98,515	83,978
Accrued compensation	52,680	49,513	48,994	49,134
Other current liabilities	55,988	57,006	61,091	59,644
Income taxes payable	20,733	18,716	27,219	12,099
Current maturities of long-term debt	4,561	4,541	4,545	4,554

Total current liabilities	282,643	308,076	279,449	241,951

Long-term debt	6,942	11,377	15,949	20,570
Accrued pension liability	46,382	41,166	39,855	33,762
Deferred compensation	8,619	7,884	8,508	7,902
Income taxes payable	4,862	12,129	9,961	11,001
Other non-current liabilities	6,527	6,582	4,748	—
Commitments and contingencies
Shareholders' equity:
Preferred stock, no par value:
Authorized—5,000 shares
Issued and outstanding—none	—	—	—	—
Common stock, no par value:
Authorized—50,000 shares
2012, 2011 and 2010—Issued 35,682 shares, outstanding—26,736 shares
2009—Issued 35,677 shares, outstanding—26,732 shares	12,574	12,574	12,574	12,530
Retained earnings	715,043	629,560	553,452	486,170
Accumulated other comprehensive loss	(21,148)	(26,493)	(16,340)	(14,242)
Treasury stock at cost—8,945 shares	(36,078)	(36,078)	(36,074)	(36,071)

Shareholders' equity attributable to Cubic	670,391	579,563	513,612	448,387
Noncontrolling interest in variable interest entity	(49)	(253)	(563)	—

Total shareholders' equity	670,342	579,310	513,049	448,387

Total liabilities and shareholders' equity	$1,026,317	$966,524	$871,519	$763,573

See accompanying notes.

Cubic Corporation
Consolidated statements of cash flows

	Years ended September 30,
(in thousands)	2012	2011	2010	2009

		(As restated)	(As restated)	(As restated)
Operating Activities:
Net income	$92,104	$83,904	$72,094	$63,145
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	22,857	22,341	14,469	15,586
Deferred income taxes	(1,486)	2,512	1,130	5,320
Provision for doubtful accounts	—	—	(3,889)	3,038
Changes in operating assets and liabilities, net of effects from acquisitions:
Accounts receivable	(118,164)	3,566	25,225	41,077
Inventories	(13,636)	2,442	17,304	(7,734)
Prepaid expenses and other current assets	7,574	5,122	4,167	5,751
Long-term capitalized contract costs	(26,875)	—	—	—
Accounts payable and other current liabilities	8,525	(1,547)	(24,141)	15,083
Customer advances	(37,999)	37,143	18,462	34,619
Income taxes	11,929	(23,713)	(13,628)	(675)
Other items—net	494	(2,676)	3,799	1,614

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(54,677)	129,094	114,992	176,824

Investing Activities:
Acquisition of businesses, net of cash acquired	—	(126,825)	(8,250)	(19,965)
Consolidation of variable interest entity	—	—	38,264	—
Proceeds from sales or maturities of short-term investments	25,829	58,252	82,992	—
Purchases of short-term investments	—	—	(158,946)	(8,127)
Purchases of property, plant and equipment	(14,226)	(8,728)	(6,878)	(5,332)
Other items—net	—	—	—	41

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	11,603	(77,301)	(52,818)	(33,383)

Financing Activities:
Principal payments on long-term debt	(4,549)	(4,555)	(4,541)	(5,970)
Proceeds from issuance of common stock	—	—	44	45
Purchases of treasury stock	—	(4)	(3)	—
Net change in restricted cash	(68,584)	—	—	—
Dividends paid to shareholders	(6,417)	(7,486)	(4,812)	(4,811)

NET CASH USED IN FINANCING ACTIVITIES	(79,550)	(12,045)	(9,312)	(10,736)

Effect of exchange rates on cash	5,743	(6,034)	(1,502)	(1,327)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(116,881)	33,714	51,360	131,378
Cash and cash equivalents at the beginning of the year	329,148	295,434	244,074	112,696

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$212,267	$329,148	$295,434	$244,074

See accompanying notes

Cubic Corporation
Consolidated statements of changes in shareholders' equity

(in thousands except per share amounts)	Common stock	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Noncontrolling interest in VIE	Number of shares outstanding

September 30, 2008 (previously reported)	$12,485	$404,868	$7,570	$(36,071)	$—	26,727
Adjustments to opening shareholders' equity	—	22,968	(874)	—	—	—

September 30, 2008 (as restated)	$12,485	$427,836	$6,696	$(36,071)	$—	26,727
Net income (as restated)	—	63,145	—	—	—	—
Other comprehensive loss	—	—	(20,938)	—	—	—
Stock issued under equity incentive plan	45	—	—	—	—	5
Cash dividends paid—$.18 per share of common stock	—	(4,811)	—	—	—	—

September 30, 2009 (as restated)	12,530	486,170	(14,242)	(36,071)	—	26,732
Net income (as restated)	—	72,094	—	—	—	—
Other comprehensive loss	—	—	(2,098)	—	—	—
Consolidation of variable interest entity	—	—	—	—	(563)	—
Stock issued under equity incentive plan	44	—	—	—	—	4
Purchase of treasury stock	—	—	—	(3)	—	—
Cash dividends paid—$.18 per share of common stock	—	(4,812)	—	—	—	—

September 30, 2010 (as restated)	12,574	553,452	(16,340)	(36,074)	(563)	26,736
Net income (as restated)	—	83,594	—	—	310	—
Other comprehensive loss	—	—	(10,153)	—	—	—
Purchase of treasury stock	—	—	—	(4)	—	—
Cash dividends paid—$.28 per share of common stock	—	(7,486)	—	—	—	—

September 30, 2011 (as restated)	12,574	629,560	(26,493)	(36,078)	(253)	26,736
Net income	—	91,900	—	—	204	—
Other comprehensive income	—	—	5,345	—	—	—
Cash dividends paid—$.24 per share of common stock	—	(6,417)	—	—	—	—

September 30, 2012	$12,574	$715,043	$(21,148)	$(36,078)	$(49)	26,736

See accompanying notes.

Cubic Corporation
Notes to consolidated financial statements
September 30, 2012

Note 1—Summary of significant accounting policies

Organization and nature of the business:    We design, develop and manufacture products which are mainly electronic in nature, provide government services and services related to products previously produced by us and others. Our principal lines of business are defense systems, defense services and transportation fare collection systems and services. Our principal customers for defense products and services are the United States and foreign governments. Our transportation fare collection systems and services are sold primarily to large local government agencies worldwide.

Principles of consolidation:    The consolidated financial statements include the accounts of Cubic Corporation, its majority-owned subsidiaries and, as of March 5, 2010, its 50% owned variable interest entity, Transaction Systems Limited (TranSys). We consolidate variable interest entities (VIE) when we determine that Cubic is the primary beneficiary of the VIE. All significant intercompany balances and transactions have been eliminated in consolidation. The consolidation of foreign subsidiaries requires translation of their assets and liabilities into U.S. dollars at year-end exchange rates. We translate our statements of income and cash flows at the average exchange rates for each year. Transaction gains on advances to foreign subsidiaries amounted to $1.1 million, $0.1 million, $0.8 million and $1.8 million in 2012, 2011, 2010 and 2009, respectively.

Cash equivalents:    We consider highly liquid investments with maturity of three months or less when purchased to be cash equivalents.

Restricted cash:    Restricted cash represents cash that is restricted as to withdrawal usage for legal or contractual reasons. Restricted cash is classified either as current or non-current, depending upon the date of the availability.

Concentration of credit risk:    We have established guidelines pursuant to which our cash and cash equivalents are diversified among various money market instruments and investment funds. These guidelines emphasize the preservation of capital by requiring minimum credit ratings assigned by established credit organizations. We achieve diversification by specifying maximum investments in each instrument type and issuer. The majority of these investments are not on deposit in federally insured accounts.

Short-term investments:    Short-term investments include marketable U.S. government agency securities and pre-refunded tax exempt bonds that may be purchased at a discount or premium, may have callable options, and are categorized as available-for-sale securities. We record short-term investments at fair value and we record any net differences between fair market value and cost in accumulated other comprehensive income (loss) on the consolidated balance sheets.

Accounts receivable:    Receivables consist primarily of amounts due from U.S. and foreign governments for defense products and services and local government agencies for transportation systems. Due to the nature of our customers, we generally do not require collateral. We have limited exposure to credit risk as we have historically collected substantially all of our receivables from government agencies. We generally require no allowance for doubtful accounts for these customers.

Inventories:    We state our inventories at the lower of cost or market. We determine cost using the first-in, first-out (FIFO) method, which approximates current replacement cost. We value our work in process at the actual production and engineering costs incurred to date, including applicable overhead. For contracts with the U.S. government our work in process also includes general and administrative costs. Any inventoried costs in excess of estimated realizable value are immediately charged to cost of sales. Where contracts include advances, performance-based payments and progress payments, we reflect the advances as an offset against any related inventory balances.

Long-term capitalized contract costs:    Long-term capitalized contract costs include costs incurred on a contract to develop and manufacture a transportation fare system for a customer for which revenue will not be recognized until delivery of the system.

Property, plant and equipment:    We carry property, plant and equipment at cost. We provide depreciation in amounts sufficient to amortize the cost of the depreciable assets over their estimated useful lives. Generally, we use straight-line methods for depreciable real property over estimated useful lives or the term of the underlying lease for leasehold improvements. We use accelerated methods (declining balance and sum-of-the-years-digits) for machinery and equipment over their estimated useful lives.

Goodwill and purchased intangibles:    We evaluate goodwill for potential impairment annually as of July 1, or when circumstances indicate that the carrying value may not be recoverable. The test is performed by comparing the fair value of a reporting unit to its carrying value, including recorded goodwill. If the carrying value exceeds the fair value, we would measure impairment by comparing the implied fair value of goodwill to its carrying value, and any impairment determined would be recorded in the current period. To date there has been no impairment of our recorded goodwill. Our purchased intangible assets are subject to amortization and we use a combination of straight-line and accelerated methods, based on the expected cash flows from the assets.

Impairment of long-lived assets:    We generally evaluate the carrying values of long-lived assets other than goodwill for impairment only if events or changes in facts and circumstances indicate that carrying values may not be recoverable. If we determined there was any impairment, we would measure it by comparing the fair value of the related asset to its carrying value and record the difference in the current period. Fair value is generally determined by identifying estimated discounted cash flows to be generated by those assets. We have not recorded any material impairments for the years ended September 30, 2012, 2011, 2010 and 2009.

Customer advances:    We receive advances, performance-based payments and progress payments from customers that may exceed revenues recognized on certain contracts, including contracts with agencies of the U.S. government. We classify such advances, other than those reflected as a reduction of receivables or inventories, as current liabilities.

Contingencies:    We establish reserves for loss contingencies when, in the opinion of management, the likelihood of liability is probable and the extent of such liability is reasonably estimable. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including the type and nature of the litigation, claim or proceeding, the progress of the matter, the advice of legal counsel, our defenses and our experience in similar cases or proceedings as well as our assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings. We may increase or decrease our legal reserves in the future, on a matter-by-matter basis, to account for developments in such matters.

Derivative financial instruments:    All derivatives are recorded at fair value, however, the classification of gains and losses resulting from changes in the fair values of derivatives are dependent on the intended use of the derivative and its resulting designation. If a derivative is designated as a fair value hedge, then a change in the fair value of the derivative is offset against the change in the fair value of the underlying hedged item and only the ineffective portion of the hedge, if any, is recognized in cost of sales. If a derivative is designated as a cash flow hedge, then the effective portion of a change in the fair value of the derivative is recognized as a component of accumulated other comprehensive income until the underlying hedged item is recognized in cost of sales, or the forecasted transaction is no longer probable of occurring. If a derivative does not qualify as a highly effective hedge, a change in fair value is immediately recognized in earnings. We formally document hedging relationships for all derivative hedges and the underlying hedged items, as well as the risk management objectives and strategies for undertaking the hedge transactions.

Defined benefit pension plans:    Some of our employees are covered by defined benefit pension plans. The net periodic cost of our plans is determined using several actuarial assumptions, the most significant of which are the discount rate and the long-term rate of return on plan assets. We recognize on a plan-by-plan basis the funded status of our defined benefit pension plans as either an asset or liability on our balance sheets, with a corresponding adjustment to accumulated other comprehensive income (loss), net of tax, in shareholders' equity. The funded status is measured as the difference between the fair value of the plan assets and the benefit obligation of the plan.

Revenue recognition:    We generate revenue from the sale of products such as mass transit fare collection systems, air and ground combat training systems, and secure communications products. We provide services such as specialized military training exercises, including live, virtual and constructive training exercises and support, and we operate and maintain fare systems for mass transit customers. We classify sales as products or services in our Consolidated Statements of Income based on the attributes of the underlying contracts.

We recognize sales and profits under our long-term fixed-price contracts, which generally require a significant amount of development effort in relation to total contract value, using the cost-to-cost percentage-of-completion method of accounting. We record sales and profits based on the ratio of contract costs incurred to estimated total contract costs at completion. Contract costs include material, labor and subcontracting costs, as well as an allocation of indirect costs. For contracts with the U.S. federal government, general and administrative costs are included in contract costs; however, general and administrative costs are not considered contract costs for any other customers. Cost are recognized as incurred for contracts accounted for under the cost-to-cost percentage-of-completion method.

For certain other long-term, fixed price production contracts not requiring substantial development effort we use the units-of-delivery percentage-of-completion method as the basis to measure progress toward completing the contract and recognizing sales. The units-of-delivery measure recognizes revenues as deliveries are made to the customer generally using unit sales values in accordance with the contract terms. Costs of sales are recorded as deliveries are made. We estimate profit as the difference between total estimated revenue and total estimated cost of a contract and recognize that profit over the life of the contract based on deliveries.

For long-term fixed price contracts, we only include amounts representing contract change orders, claims or other items in the contract value when they can be reliably estimated and we consider realization probable. Changes in estimates of sales, costs and profits are recognized using the cumulative catch-up method of accounting. This method recognizes in the current period the cumulative effect of the changes on current and prior periods. A significant change in one or more of these estimates could have a material effect on our consolidated financial position or results of operations.

Changes in estimates on contracts for which revenue is recognized using the cost-to-cost percentage-of-completion method increased operating profit by approximately $17.5 million in 2012, $17.0 million in 2011, $8.8 million in 2010, and $3.6 million in 2009. These adjustments increased net income by approximately $12.0 million ($0.45 per share) in 2012, $11.5 million ($0.43 per share) in 2011, $5.8 million ($0.22 per share) in 2010, and $2.7 million ($0.10 per share) in 2009.

We record sales under cost-reimbursement-type contracts as we incur the costs. The Federal Acquisition Regulations provide guidance on the types of costs that we will be reimbursed in establishing the contract price. We consider incentives or penalties and awards applicable to performance on contracts in estimating sales and profits, and record them when there is sufficient information to assess anticipated contract performance. We do not recognize incentive provisions that increase or decrease earnings based solely on a single significant event until the event occurs.

We occasionally enter into contracts that include multiple deliverables such as the construction or upgrade of a system and subsequent services to operate and maintain the delivered system. For multiple element contracts that were entered prior to October 1, 2009, a delivered item was considered a separate unit of accounting when it had value to the customer on a stand-alone basis and there was objective and reliable evidence of the fair value of the undelivered items. For contracts where we are unable to conclude there were separate units of accounting, we combine the deliverables and recognize revenue once the final item has been delivered or, if the final element is a service, over the period of performance.

We elected to adopt authoritative accounting guidance for multiple-element arrangements effective October 1, 2009 on a prospective basis. This guidance affected the accounting conclusion as to whether a deliverable under a contract is considered a separate unit of accounting, and also affected the method that is used to allocate arrangement consideration to each separate unit of accounting. The new guidance eliminates the requirement for objective and reliable evidence of fair value to exist for the undelivered items in order for a delivered item to be treated as a separate unit of accounting. The new guidance also requires arrangement consideration to be allocated at the inception of the arrangement to all deliverables using the relative-selling-price method and eliminates the use of the residual method of allocation. Under the relative-selling-price method, the selling price for each deliverable is determined using vendor specific objective evidence (VSOE) of selling price or third-party evidence of selling price if VSOE does not exist. If neither VSOE nor third-party evidence of selling price exists for a deliverable, which is typically the case for our contracts, the guidance requires us to determine the best estimate of the selling price, which is the price at which we would sell the deliverable if it were sold on a standalone basis. In estimating the selling price of the deliverable on a standalone basis, we consider our overall pricing models and objectives, including the factors we contemplate in negotiating our contracts with our customers. The pricing models and objectives that we use are generally based upon a cost-plus margin approach, with the estimated margin based in part on qualitative factors such as perceived customer pricing sensitivity and competitive pressures.

Once the contract value is allocated to the separate deliverables under a multiple-element arrangement, revenue recognition guidance relevant to each contractual element is followed. For example, for the long-term construction portion of a contract we use the percentage-of-completion method and for the services portion we recognize the service revenues on a straight-line basis over the contractual service period or based on measurable units of work performed or incentives earned.

Revenue under our service contracts with the U. S. government is recorded under the cost-to-cost percentage-of-completion method. Award fees and incentives related to performance under these service contracts are accrued during the performance of the contract based on our historical experience and estimates of success with such awards.

Revenue under contracts for services other than those with the U. S. government and those associated with design, development, or production activities is recognized either as services are performed or when a contractually required event has occurred, depending on the contract. For such contracts that contain measurable units of work performed we recognize sales when the units of work are completed. Certain of our transportation systems service contracts contain service level or system usage incentives, for which we recognize revenues when the incentive award is fixed or determinable. These contract incentives are generally based upon monthly service levels or monthly performance and become fixed or determinable on a monthly basis. However, one of our transportation systems service contracts contains annual system usage incentives which are based upon system usage compared to annual baseline amounts. For this contract the annual system usage incentives are not considered fixed or determinable until the end of the contract year for which the incentives are measured, which falls within the second quarter of our fiscal year. Revenue under such contracts that do not contain measurable units of work performed, which is generally the case for our service contracts, is recognized on a straight-line basis over the contractual service period, unless evidence suggests that the revenue is earned, or obligations fulfilled, in a different manner. Costs incurred under these services contracts are expensed as incurred.

We make provisions in the current period to fully recognize any anticipated losses on contracts. If we receive cash on a contract prior to revenue recognition or in excess of inventoried costs, we classify it as a customer advance on the balance sheet.

Research and development:    We record the cost of company sponsored research and development (R&D) activities as the expenses are incurred. The cost of product development activities incurred in connection with the performance of work on our contracts is included in cost of sales as they are directly related to contract performance.

Other income (expense):    We hold U.S. dollar denominated investments at our wholly-owned subsidiary in the U.K., that has the British pound as its functional currency. The impact of exchange rates on these investments is recorded as other non-operating income and resulted in a loss of $0.4 million in 2012, and a gain of $0.5 million and $2.6 million in 2011 and 2010, respectively. We did not hold U.S. dollar denominated investments at our U.K. subsidiary in 2009.

Income taxes:    Our provision for income taxes includes federal, state, local and foreign income taxes. We recognize tax credits, primarily for R&D, as a reduction of our provision for income taxes in the year in which they are available for tax purposes. We provide deferred income taxes on temporary differences between assets and liabilities for financial reporting and tax purposes as measured by enacted tax rates we expect to apply when the temporary differences are settled or realized. We establish valuation allowances for deferred tax assets when the amount of future taxable income we expect is not likely to support the use of the deduction or credit. Annually we evaluate the capital requirements of our foreign subsidiaries and determine the amount of excess capital, if any, that is available for distribution. We provide for U.S. taxes on the amount we determine to be excess capital available for distribution. U.S. taxes are not provided on amounts we consider to be indefinitely reinvested.

Earnings per share:    We calculate per share amounts based upon the weighted average number of shares of common stock outstanding.

Recent accounting pronouncements:    In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS, which amends Accounting Standards Codification (ASC) Topic 820, Fair Value Measurement. ASU 2011-04 clarified the intent about the application of existing fair value measurement requirements and changed certain requirements for measuring fair value and for disclosing information about fair value measurements. We adopted ASU 2011-04 in the quarter ended March 31, 2012. This adoption had no material impact to our financial statements.

In September 2011, the FASB issued ASU 2011-08, Intangibles—Goodwill and Other, which amends the existing guidance on goodwill impairment testing. The new standard allows an entity the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If this is the case, the entity will need to perform a more detailed two-step goodwill impairment test which is used to identify potential goodwill impairments and to measure the amount of goodwill impairment losses to be recognized, if any. The standard is effective for annual or interim goodwill impairment tests performed by us after December 31, 2011, and did not have an effect on our measurement for potential goodwill impairment.

In May 2011, the FASB issued ASU 2011-05, Presentation of Comprehensive Income, which changed the requirement for presenting "Comprehensive Income" in the consolidated financial statements. The update requires an entity to present the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and is required to be applied retrospectively. We adopted this new guidance effective October 1, 2012.

Use of estimates:    The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant estimates include the estimated total costs at completion of our long-term contracts, estimated loss contingencies, estimated self-insurance liabilities, estimated discounted cash flows of our reporting units used for goodwill impairment testing, and estimated rates of return and discount rates related to our defined benefit pension plans. Actual results could differ from our estimates.

Risks and uncertainties:    We are subject to the normal risks and uncertainties of performing large, multiyear, often fixed-price contracts. In addition, we are subject to audit of incurred costs related to many of our U.S. government contracts. These audits could produce different results than we have estimated; however, our experience has been that our costs are acceptable to the government.

Note 2—Restatement of consolidated financial statements

We have restated our Consolidated Balance Sheets at September 30, 2011, 2010 and 2009 and our Consolidated Statements of Income, Changes in Shareholders' Equity and Cash Flows for the years then ended including the cumulative impact of corrected errors for periods prior to October 1, 2008.

The cumulative adjustments to correct the errors in the consolidated financial statements for all periods prior to October 1, 2008 are recorded as adjustments to retained earnings and accumulated other comprehensive income (loss) at September 30, 2008, as shown in the consolidated statements of changes in shareholders' equity. The cumulative effect of those adjustments increased previously reported retained earnings by $23.0 million and reduced previously reported accumulated other comprehensive income by $0.9 million at September 30, 2008.

The following tables present the summary impacts of the restatement adjustments on the Company's previously reported consolidated retained earnings at September 30, 2008 and consolidated net income for the years ended September 30, 2011, 2010 and 2009 (in thousands):

Retained earnings at September 30, 2008—As previously reported	$404,868
Revenue Recognition Adjustments, net of taxes on revenue recognition adjustments	25,587
Other Adjustments	(2,619)

Retained earnings at September 30, 2008—As restated	$427,836

	For the years ended September 30,
	2011	2010	2009

Net Income—As previously reported	$85,078	$70,636	$55,686
Revenue Recognition Adjustments, net of taxes on revenue recognition adjustments	2,321	31	9,900
Other Adjustments	(3,495)	1,427	(2,441)

Net Income—As restated	$83,904	$72,094	$63,145

In the table above, we have separately identified the impact of errors related to revenue recognition, and the impact related to other individually immaterial errors on net income. Descriptions of the restatement adjustments related to revenue recognition matters follow:

Revenue recognition adjustments

Historically, we recognized sales and profits for development contracts using the cost-to-cost percentage-of-completion method of accounting, modified by a formulary adjustment. Under the cost-to-cost percentage-of-completion method of accounting, sales and profits are based on the ratio of costs incurred to estimated total costs at completion. We have consistently applied a formulary adjustment to the percentage completion calculation for development contracts that had the effect of deferring a portion of the indicated revenue and profits on such contracts until later in the contract performance period. The cost-to-cost percentage-of-completion method as described in ASC 605-35 (formerly SOP 81-1) does not support the practice of using a formulary calculation to defer a portion of the indicated revenue and profits on such contracts. Instead, sales and profits should have been recognized based on the ratio of costs incurred to estimated total costs at completion, without using a formulary adjustment. As such, revenue has been restated for development contracts using the cost-to-cost percentage-of completion-method of accounting to eliminate the formulary adjustment.

We also evaluated the Company's long-standing practice of using the cost-to-cost percentage-of-completion method to recognize revenues for many of its service contracts. Under the accounting literature the cost-to-cost percentage of completion method is acceptable for U.S. government service contracts but not for service contracts with commercial customers other governmental customers, whether domestic or foreign. As such, revenue has been restated for service contracts with non-U.S. government customers to record revenue generally on a straight-line basis. In addition, in some cases our contracts with non-U.S. government customers may also include multiple deliverables, including service deliverables. During the course of our revenue review we noted situations in which we did not historically identify the units of accounting in accordance with the appropriate authoritative guidance. For example, for certain contracts that we entered with a customer prior to the adoption of Accounting Standards Update 2010-13, Multiple-Deliverable Revenue Arrangements (ASU 2010-13), to design and build a system for the customer and to operate and maintain the system for the customer after its delivery, we inappropriately separately accounted for the unit of accounting related to the designing and building of the system and the unit of accounting related to providing services for operating and maintaining the system without having vendor specific objective evidence, which was a requirement for separating units of accounting prior to the adoption of ASU 2010-13. In these cases, in connection with our restatement, we considered the multiple-element revenue recognition guidance in existence at the time that the transaction was entered into or materially modified and revenue was restated to recognize revenue based upon either the individual elements of the arrangement or the combined unit of accounting when the elements were not separable.

The Company's historical policy has been to allocate and capitalize general and administrative (G&A) costs on its U.S. government units-of-delivery type contracts, as permitted by SOP 81-1 and the AICPA Audit and Accounting Guide for Federal Government Contractors. During our review of revenue recognition for the issues identified above it was determined that from fiscal 2007 through March of 2012 this policy was inconsistently applied so that G&A costs were not inventoried on certain U.S. government contracts in accordance with the policy. As such, inventory and cost of sales have been restated for these types of contracts with the U.S. government to include G&A costs in inventory until sales are recognized.

Historically the Company has allocated G&A costs to all of its contracts with the U.S. government and with other domestic or foreign governmental agencies. These costs were included in the calculation of percentage completion as well as the measurement of losses on contracts. SOP 81-1 generally does not permit G&A costs to be included as contract costs which are used to measure progress towards completion on percentage-of-completion contracts and to estimate losses, though it does include an exception for government contractors. The Company has historically considered itself to be a government contractor and followed this exception for virtually all of its contracts accounted for on a cost-to-cost percentage-of-completion basis. However, we now recognize that this exception was intended to apply only to contracts with the U.S. federal government and not to contracts with other governmental entities, such as governmental transit agencies and foreign governments. Consequently, for contracts with customers other than the U.S. federal government, revenue is being restated to reflect the impact of excluding general and administrative costs from the calculation of the percentage-of-completion and projected losses on long-term development projects.

We determined the amounts of the revenue recognition adjustments on a contract-by-contract basis and did not calculate or accumulate the errors by type of revenue error because certain errors are interrelated and the adjustments to many contracts were impacted by more than one of the types of revenue recognition error described above. The aggregate impact of these revenue adjustments and the related adjustments made to income tax expense as a result of the revenue recognition adjustments described above are included in the "Revenue Recognition Adjustments" columns in the following tables for the Consolidated Statements of Income.

Other adjustments

In addition to the errors related to revenue recognition described above, we also made adjustments related to other individually immaterial errors including certain corrections that had been previously identified but not recorded because they were not material, individually or in the aggregate, to the Company's consolidated financial statements. These corrections included certain accrued liabilities and reserves and miscellaneous reclassification entries; entries to correct errors in the treatment of return-to-provision income tax reconciliation items; adjustments to various income tax and indirect tax accrual accounts; adjustments to participant compensation used in computing pension liability; and adjustments related to the impact of exchange rates on our U.S. dollar denominated investments held by our wholly-owned subsidiary in the U.K., that has the British pound as its functional currency.

Reclassifications

In the first quarter of fiscal year 2012, we revised our method of categorizing sales and the related cost of sales between products and services. We reconsidered whether certain projects related predominantly to product or service sales. The "Reclassifications" column in the following tables includes the reclassifications of sales and cost of sales for products and services in the consolidated statements of income in order to conform to the current year presentation, and to correct certain errors in classification of cost of sales between products and services. For the year ended September 30, 2011 $13.9 million of costs were erroneously classified as product costs. As such, these costs were reclassified to service costs.

Goodwill impairment assessment date disclosure error

In our consolidated financial statements for the year ended September 30, 2011 and previous years we had disclosed that we evaluated goodwill for potential impairment annually as of June 30, or when circumstances indicate that the carrying value may not be recoverable. However, our annual goodwill impairment evaluation date is July 1 of each year rather than June 30. This was an error in disclosure only and had no impact on our assessment of goodwill impairment, our financial condition, results of operations or cash flows.

The following tables present the impact of the restatement on the our previously issued consolidated balance sheets as of September 30, 2011, 2010 and 2009, and our consolidated statements of income and cash flows for the years then ended:

	Consolidated balance sheet September 30, 2011			Consolidated balance sheet September 30, 2010			Consolidated balance sheet September 30, 2009
(in thousands)	Previously reported	Adjustments	As restated	Previously reported	Adjustments	As restated	Previously reported	Adjustments	As restated

ASSETS
Current assets:
Cash and cash equivalents	$329,148	$—	$329,148	$295,434	$—	$295,434	$244,074	$—	$244,074
Short-term investments	25,829	—	25,829	84,081	—	84,081	8,127	—	8,127
Accounts receivable:
Trade and other receivables	20,259	—	20,259	11,594	—	11,594	12,833	—	12,833
Long-term contracts	204,120	3,306	207,426	199,353	2,545	201,898	223,186	(477)	222,709
Allowance for doubtful accounts	(395)	—	(395)	(663)	—	(663)	(4,558)	—	(4,558)

	223,984	3,306	227,290	210,284	2,545	212,829	231,461	(477)	230,984
Recoverable income taxes	20,725	4,192	24,917	8,320	(1,510)	6,810	—	249	249
Inventories	36,729	1,630	38,359	32,820	7,833	40,653	49,107	8,498	57,605
Deferred income taxes	13,778	(4,295)	9,483	17,825	(3,535)	14,290	22,132	(1,941)	20,191
Prepaid expenses and other current assets	20,452	628	21,080	25,893	234	26,127	29,957	—	29,957

Total current assets	670,645	5,461	676,106	674,657	5,567	680,224	584,858	6,329	591,187

Long-term contract receivables	23,700	—	23,700	28,080	—	28,080	13,400	—	13,400
Property, plant and equipment—net	48,467	—	48,467	47,469	—	47,469	48,895	—	48,895
Deferred income taxes	11,318	1,506	12,824	18,570	718	19,288	14,082	422	14,504
Goodwill	146,355	—	146,355	64,142	—	64,142	59,433	—	59,433
Purchased intangibles	54,139	—	54,139	26,295	—	26,295	28,618	—	28,618
Other assets	4,216	717	4,933	5,196	825	6,021	7,029	507	7,536

Total assets	$958,840	$7,684	$966,524	$864,409	$7,110	$871,519	$756,315	$7,258	$763,573

	Consolidated balance sheet September 30, 2011			Consolidated balance sheet September 30, 2010			Consolidated balance sheet September 30, 2009
(in thousands)	Previously reported	Adjustments	As restated	Previously reported	Adjustments	As restated	Previously reported	Adjustments	As restated

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Trade accounts payable	$38,870	$5,114	$43,984	$33,638	$5,447	$39,085	$28,626	$3,916	$32,542
Customer advances	183,845	(49,529)	134,316	139,723	(41,208)	98,515	123,458	(39,480)	83,978
Accrued compensation	49,513	—	49,513	48,994	—	48,994	49,134	—	49,134
Other current liabilities	53,826	3,180	57,006	60,041	1,050	61,091	60,402	(758)	59,644
Income taxes payable	7,902	10,814	18,716	20,107	7,112	27,219	3,491	8,608	12,099
Current portion of long-term debt	4,541	—	4,541	4,545	—	4,545	4,554	—	4,554

Total current liabilities	338,497	(30,421)	308,076	307,048	(27,599)	279,449	269,665	(27,714)	241,951

Long-term debt	11,377	—	11,377	15,949	—	15,949	20,570	—	20,570
Accrued pension liability	38,223	2,943	41,166	37,015	2,840	39,855	32,214	1,548	33,762
Deferred compendation	7,884	—	7,884	8,508	—	8,508	7,902	—	7,902
Income taxes payable	4,479	7,650	12,129	3,382	6,579	9,961	5,119	5,882	11,001
Other long-term liabilities	6,582	—	6,582	4,748	—	4,748	—	—	—
Shareholders' equity:
Preferred stock, no par value:
Authorized—5,000 shares
Issued and outstanding—none	—	—	—	—	—	—	—	—	—
Common stock, no par value:
Authorized—50,000 shares
2011 and 2010—Issued 35,682 shares, outstanding—26,736 shares, 2009—Issued 35,677 shares, outstanding—26,732 shares	12,574	—	12,574	12,574	—	12,574	12,530	—	12,530
Retained earnings	598,849	30,711	629,560	521,567	31,885	553,452	455,743	30,427	486,170
Accumulated other comprehensive loss	(23,294)	(3,199)	(26,493)	(9,745)	(6,595)	(16,340)	(11,357)	(2,885)	(14,242)
Treasury stock at cost
2011 and 2010—8,945 shares	(36,078)	—	(36,078)	(36,074)	—	(36,074)	(36,071)	—	(36,071)

Shareholders' equity attributable to Cubic	552,051	27,512	579,563	488,322	25,290	513,612	420,845	27,542	448,387
Noncontrolling interest in variable interest entity	(253)	—	(253)	(563)	—	(563)	—	—	—

Total shareholders' equity	551,798	27,512	579,310	487,759	25,290	513,049	420,845	27,542	448,387

Total liabilities and shareholders' equity	$958,840	$7,684	$966,524	$864,409	$7,110	$871,519	$756,315	$7,258	$763,573

	Consolidated statement of income Year ended September 30, 2011					Consolidated statement of income Year ended September 30, 2010					Consolidated statement of income Year ended September 30, 2009
(amounts in thousands, except per share data)	Previously reported	Revenue recognition adjustments	Other adjustments	Reclassifications	As restated	Previously reported	Revenue recognition adjustments	Other adjustments	Reclassifications	As restated	Previously reported	Revenue recognition adjustments	Other adjustments	Reclassifications	As restated

Net sales:
Products	$618,924	$(10,844)	$1,357	$(8,504)	$600,933	$636,739	$239	$147	$(29,369)	$607,756	$526,879	$(7,505)	$(992)	$(10,215)	$508,167
Services	666,279	19,215	650	8,504	694,648	557,450	1,971	1,646	29,369	590,436	489,778	21,549	(3,785)	10,215	517,757

	1,285,203	8,371	2,007	—	1,295,581	1,194,189	2,210	1,793	—	1,198,192	1,016,657	14,044	(4,777)	—	1,025,924
Costs and expenses:
Products	437,992	4,164	1,047	(24,924)	418,279	457,651	678	(90)	(27,822)	430,417	394,478	(2,004)	(839)	(13,583)	378,052
Services	539,973	1,195	646	22,248	564,062	484,343	1,306	—	25,365	511,014	411,038	1,850	(2,139)	7,543	418,292
Selling, general and administrative	154,962	—	2,153	2,676	159,791	120,848	—	1,001	2,457	124,306	111,828	—	1,240	6,040	119,108
Research and development	25,260	—	—	—	25,260	18,976	—	—	—	18,976	8,173	—	—	—	8,173
Amortization of purchased intangibles	14,681	—	—	—	14,681	6,846	—	—	—	6,846	6,432	—	—	—	6,432

	1,172,868	5,359	3,846	—	1,182,073	1,088,664	1,984	911	—	1,091,559	931,949	(154)	(1,738)	—	930,057

Operating income	112,335	3,012	(1,839)	—	113,508	105,525	226	882	—	106,633	84,708	14,198	(3,039)	—	95,867
Other income (expense):
Interest and dividend income	2,568	—	—	—	2,568	1,590	—	—	—	1,590	1,664	—	—	—	1,664
Interest expense	(1,461)	—	—	—	(1,461)	(1,755)	—	—	—	(1,755)	(2,031)	—	—	—	(2,031)
Other income (expense)—net	4,205	(171)	(2,372)	—	1,662	561	(95)	3,171	—	3,637	899	(20)	(218)	—	661

Income before income taxes	117,647	2,841	(4,211)	—	116,277	105,921	131	4,053	—	110,105	85,240	14,178	(3,257)	—	96,161
Income taxes	32,569	520	(716)	—	32,373	35,285	100	2,626	—	38,011	29,554	4,278	(816)	—	33,016

Net income	85,078	2,321	(3,495)	—	83,904	70,636	31	1,427	—	72,094	55,686	9,900	(2,441)	—	63,145
Less noncontrolling interest in income of VIE	310	—	—	—	310	—	—	—	—	—	—	—	—	—	—

Net income attributable to Cubic	$84,768	$2,321	$(3,495)	$—	$83,594	$70,636	$31	$1,427	$—	$72,094	$55,686	$9,900	$(2,441)	$—	$63,145

Basic and diluted net income per common share	$3.17	$0.09	$(0.13)	$—	$3.13	$2.64	$—	$0.06	$—	$2.70	$2.08	$0.37	$(0.09)	$—	$2.36

Average number of common shares outstanding	26,736	—	—	—	26,736	26,735	—	—	—	26,735	26,731	—	—	—	26,731

	Consolidated statement of cash flows September 30, 2011			Consolidated statement of cash flows September 30, 2010			Consolidated statement of cash flows September 30, 2009
(in thousands)	Previously reported	Adjustments	As restated	Previously reported	Adjustments	As restated	Previously reported	Adjustments	As restated

Operating Activities:
Net income	$85,078	$(1,174)	$83,904	$70,636	$1,458	$72,094	$55,686	$7,459	$63,145
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	22,341	—	22,341	14,469	—	14,469	15,586	—	15,586
Deferred income taxes	4,048	(1,536)	2,512	(164)	1,294	1,130	3,346	1,974	5,320
Provision for doubtful accounts	—	—	—	(3,889)	—	(3,889)	3,038	—	3,038
Changes in operating assets and liabilities net of effects from acquisitions:
Accounts receivable	4,219	(653)	3,566	28,565	(3,340)	25,225	36,211	4,866	41,077
Inventories	(3,760)	6,202	2,442	16,638	666	17,304	(4,275)	(3,459)	(7,734)
Prepaid expenses and other current assets	5,516	(394)	5,122	4,401	(234)	4,167	5,141	610	5,751
Accounts payable and other current liabilities	(3,387)	1,840	(1,547)	(27,498)	3,357	(24,141)	14,175	908	15,083
Customer advances	45,517	(8,374)	37,143	20,672	(2,210)	18,462	48,663	(14,044)	34,619
Income taxes	(24,205)	492	(23,713)	(14,614)	986	(13,628)	(2,890)	2,215	(675)
Other items—net	(2,779)	103	(2,676)	2,507	1,292	3,799	1,352	262	1,614

NET CASH PROVIDED BY OPERATING ACTIVITIES	132,588	(3,494)	129,094	111,723	3,269	114,992	176,033	791	176,824

Investing Activities:
Acquisition of businesses, net of cash acquired	(126,825)	—	(126,825)	(8,250)	—	(8,250)	(19,965)	—	(19,965)
Consolidation of variable interest entity	—	—	—	38,264	—	38,264	—	—	—
Proceeds from sales or maturities of short-term investments	58,252	—	58,252	82,992	—	82,992	—	—	—
Purchases of short-term investments	—	—	—	(158,946)	—	(158,946)	(8,127)	—	(8,127)
Purchases of property, plant and equipment	(8,728)	—	(8,728)	(6,878)	—	(6,878)	(5,332)	—	(5,332)
Other items	—	—	—	—	—	—	41	—	41

NET CASH USED IN INVESTING ACTIVITIES	(77,301)	—	(77,301)	(52,818)	—	(52,818)	(33,383)	—	(33,383)

Financing Activities:
Principal payments on long-term debt	(4,555)	—	(4,555)	(4,541)	—	(4,541)	(5,970)	—	(5,970)
Proceeds from issuance of common stock	—	—	—	44	—	44	45	—	45
Purchases of treasury stock	(4)	—	(4)	(3)	—	(3)	—	—	—
Dividends paid to shareholders	(7,486)	—	(7,486)	(4,812)	—	(4,812)	(4,811)	—	(4,811)

NET CASH USED IN FINANCING ACTIVITIES	(12,045)	—	(12,045)	(9,312)	—	(9,312)	(10,736)	—	(10,736)

Effect of exchange rates on cash	(9,528)	3,494	(6,034)	1,767	(3,269)	(1,502)	(536)	(791)	(1,327)

NET INCREASE IN CASH AND CASH EQUIVALENTS	33,714	—	33,714	51,360	—	51,360	131,378	—	131,378
Cash and cash equivalents at the beginning of the year	295,434	—	295,434	244,074	—	244,074	112,696	—	112,696

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$329,148	$—	$329,148	$295,434	$—	$295,434	$244,074	$—	$244,074

 Note 3—Acquisitions

On December 20, 2010 we acquired all of the outstanding capital stock of Abraxas Corporation (Abraxas), a company that provides services that are complementary to our Mission Support Services (MSS) business including risk mitigation services, and subject matter and operational expertise for law enforcement and homeland security clients. The results of Abraxas' operations have been included in our consolidated financial statements since the acquisition date.

We paid $126.0 million in cash from our existing cash resources to acquire Abraxas. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date (in millions):

Customer relationships	$20.1
Backlog	11.5
Corporate trade names	5.7
Non-compete agreements	5.2
Recoverable income taxes	4.3
Deferred tax liabilities, net	(7.6)
Net tangible assets acquired	5.1

Net identifiable assets acquired	44.3
Goodwill	81.7

Net assets acquired	$126.0

The recoverable income taxes are primarily related to carryback claims for the tax benefit of acquired net operating losses. The net deferred tax liabilities were recorded to reflect the tax impact of the identified intangible assets that will not generate tax deductible amortization expense, net of the future tax benefit of acquired net operating loss carryforwards. The intangible assets, which include trade name, customer relationships, non-compete agreements and backlog, will be amortized using a combination of straight-line and accelerated methods based on the expected cash flows from the assets, over a weighted average useful life of 6 years from the date of acquisition.

The following unaudited pro forma information presents our consolidated results of operations as if Abraxas had been included in our consolidated results since October 1, 2009 (in millions):

	Years ended September 30,
	2011	2010

Net sales	$1,309.0	$1,256.1
Net income attributable to Cubic	83.6	72.4

The pro forma information includes adjustments to give effect to pro forma events that are directly attributable to the acquisition and have a continuing impact on operations including the amortization of purchased intangibles and the elimination of interest expense for the repayment of Abraxas' debt. No adjustments were made for transaction expenses, other adjustments that do not reflect ongoing operations or for operating efficiencies or synergies. The pro forma financial information is not necessarily indicative of what the consolidated financial results of our operations would have been had the acquisition been completed on October 1, 2009, and it does not purport to project our future operating results.

Note 4—Investment in variable interest entity

Prior to March 5, 2010, we owned 37.5% of the common stock of Transaction Systems Limited (TranSys), a U.K. company formed in 1998 which, beginning in 1998, outsourced most of the functions of the Transport for London (TfL) fare collection system. Prior to March 5, 2010 we did not consolidate TranSys because we were not the primary beneficiary of this VIE. All of the work performed by TranSys was subcontracted to us and the other primary shareholder and the arrangement provided for the pass-through of virtually all revenues from TfL to the two primary shareholders until August 2010. Beginning in August 2010 we began performing the services formerly provided by TranSys under a new contract with TfL.

As a result of a change in ownership of TranSys that occurred on March 5, 2010, we conducted a new evaluation of the primary beneficiary of TranSys. We determined that Cubic became the primary beneficiary of TranSys on March 5, 2010, and consolidated TranSys on that date.

As a result of becoming the primary beneficiary of TranSys, the consolidation of TranSys was treated as an acquisition in our financial statements. The fair value of the enterprise was virtually the same as the fair value of the assets and liabilities acquired, therefore, no gain or loss was recorded from the transaction.

The fair value of assets and liabilities acquired at March 5, 2010 were as follows (in millions):

Cash and cash equivalents	$38.3
Other current assets	16.9
Purchased intangibles	0.2
Income taxes payable	(20.7)
Other current liabilities	(35.8)

$(1.1)

The activities of TranSys included in our consolidated results from the date of acquisition are as follows (in millions):

	Years ended September 30,
	2012	2011	2010

Sales	$4.5	$4.4	$29.9
Operating income	0.6	0.9	—
Cash used in operating activities	—	18.4	19.9

The total assets and total liabilities, respectively, of TranSys included in our Consolidated Balance Sheets were $0.7 million and $0.8 million at September 30, 2012, $0.4 million and $0.9 million at September 30, 2011, and $18.8 million and $19.9 million at September 30, 2010.

 Note 5—Fair value of financial instruments

The valuation techniques required to determine fair value are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect internal market assumptions. The two types of inputs create the following fair value hierarchy:

•
Level 1—Quoted prices for identical instruments in active markets.

•
Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

•
Level 3—Significant inputs to the valuation model are unobservable.

The fair value of cash equivalents and short term investments approximates their cost. The fair value of tax exempt bonds and U.S. government agency securities are generally determined using standard observable inputs, including reported trades, quoted market prices, broker/dealer quotes and issuer spreads. The maturity dates of tax exempt bonds are within the next year. Derivative financial instruments are measured at fair value, the material portions of which are based on active or inactive markets for identical or similar instruments or model-derived valuations whose inputs are observable. Where model-derived valuations are appropriate, the company uses the applicable credit spread as the discount rate. Credit risk related to derivative financial instruments is considered minimal and is managed by requiring high credit standards for counterparties and through periodic settlements of positions.

The following table presents assets and liabilities measured and recorded at fair value on our balance sheets on a recurring basis (in thousands):

	September 30, 2012			September 30, 2011			September 30, 2010			September 30, 2009
	Level 1	Level 2	Total	Level 1	Level 2	Total	Level 1	Level 2	Total	Level 1	Level 2	Total

Assets
Cash equivalents	$171,300	$—	$171,300	$266,842	$—	$266,842	$129,756	$—	$129,756	$178,893	$—	$178,893
Short-term investments—U.S. government agency securities	—	—	—	—	—	—	—	36,000	36,000	—	8,127	8,127
Short-term investments—tax exempt bonds	—	—	—	—	25,829	25,829	—	48,081	48,081	—	—	—
Current derivative assets	—	3,779	3,779	—	7,466	7,466	—	11,428	11,428	—	18,106	18,106
Non-current derivative assets	—	3,713	3,713	—	—	—	—	—	—	—	—	—

Total assets measured at fair value	171,300	7,492	178,792	266,842	33,295	300,137	129,756	95,509	225,265	178,893	26,233	205,126

Liabilities
Current derivative liabilities	—	6,839	6,839	—	7,522	7,522	—	3,193	3,193	—	17,933	17,933
Non-current derivative liabilities	—	6,498	6,498	—	6,164	6,164	—	4,748	4,748	—	—	—

Total liabilities measured at fair value	$—	$13,337	$13,337	$—	$13,686	$13,686	$—	$7,941	$7,941	$—	$17,933	$17,933

We carry financial instruments, including cash equivalents, accounts receivable, accounts payable and accrued liabilities at cost, which we believe approximates fair value because of the short-term maturity of these instruments. The fair value of long-term debt is calculated by discounting the value of the note based on market interest rates for similar debt instruments, which is a Level 2 technique. The following table presents the estimated fair value and carrying value of our long-term debt (in millions):

	September 30,
	2012	2011	2010	2009

Fair value	$12.5	$17.5	$21.6	$25.1
Carrying value	11.5	15.9	20.5	25.1

Note 6—Accounts receivable

The components of accounts receivable under long-term contracts are as follows (in thousands):

	September 30,
	2012	2011	2010	2009

		(As restated)	(As restated)	(As restated)
U.S. government contracts:
Amounts billed	$48,387	$64,672	$50,925	$62,093
Recoverable costs and accrued profits on progress completed—not billed	95,764	50,748	54,403	43,022

	144,151	115,420	105,328	105,115
Commercial customers:
Amounts billed	42,745	24,384	31,753	41,907
Recoverable costs and accrued profits on progress completed—not billed	168,791	91,322	92,897	89,087

	211,536	115,706	124,650	130,994

	355,687	231,126	229,978	236,109
Less unbilled amounts not currently due—commercial customers	(22,070)	(23,700)	(28,080)	(13,400)

	$333,617	$207,426	$201,898	$222,709

A portion of recoverable costs and accrued profits on progress completed is billable under progress or milestone payment provisions of the related contracts. The remainder of these amounts is billable upon delivery of products or furnishing of services, with an immaterial amount subject to retainage provisions of the contracts. Contract terms, including payment terms on our long-term development contracts are generally customized for each contract based upon negotiations with the respective customer. It is anticipated that we will bill and collect substantially the entire unbilled portion of receivables identified as current assets under progress billing provisions of the contracts or upon completion of milestones and/or acceptance by the customers during fiscal 2013. The amount classified as not currently due is an estimate of the amount of long-term contract accounts receivable that will not be collected within one year from September 30, 2012 under transportation systems contracts in the U.S., Australia and the U.K. The non-current balance at September 30, 2011 represented non-current amounts due from customers in the same countries. The non-current balances at September 30, 2010 and 2009 relate to transportation systems contracts in the U.S., Australia and the U.K., and a defense systems contract in Canada.

Note 7—Inventories

Significant components of inventories are as follows (in thousands):

	September 30,
	2012	2011	2010	2009

		(As restated)	(As restated)	(As restated)
Finished products	$—	$—	$—	$55
Work in process and inventoried costs under long-term contracts	78,796	71,855	79,529	105,460
Customer advances	(27,288)	(34,582)	(41,575)	(49,734)
Materials and purchased parts	858	1,086	2,699	1,824

	$52,366	$38,359	$40,653	$57,605

At September 30, 2012, work in process and inventoried costs under long-term contracts includes approximately $1.9 million in costs incurred outside the scope of work or in advance of a contract award, compared to $1.2 million, $0.1 million and $0.9 million as of September 30, 2011, 2010 and 2009, respectively. We believe it is probable that we will recover the costs inventoried at September 30, 2012, plus a profit margin, under contract change orders or awards within the next year.

Costs we incur for certain U.S. federal government contracts include general and administrative costs as allowed by government cost accounting standards. The amounts remaining in inventory at September 30, 2012, 2011, 2010 and 2009 were $4.7 million, $4.8 million, $4.0 million and $5.0 million, respectively.

Note 8—Property, plant and equipment

Significant components of property, plant and equipment are as follows (in thousands):

	September 30,
	2012	2011	2010	2009

Land and land improvements	$16,045	$15,963	$15,821	$15,292
Buildings and improvements	44,376	43,416	42,754	42,661
Machinery and other equipment	94,113	84,953	82,129	80,018
Leasehold improvements	8,688	5,707	4,829	4,685
Accumulated depreciation and amortization	(107,895)	(101,572)	(98,064)	(93,761)

	$55,327	$48,467	$47,469	$48,895

Our provisions for depreciation of plant and equipment and amortization of leasehold improvements amounted to $8.0 million, $7.7 million, $7.6 million and $9.2 million in 2012, 2011, 2010 and 2009, respectively. Generally, we use straight-line methods for real property over estimated useful lives ranging from 15 to 39 years or the term of the underlying lease for leasehold improvements. We use accelerated methods (declining balance and sum-of-the-years-digits) for machinery and equipment over estimated useful lives ranging from 5 to 10 years.

 Note 9—Goodwill and purchased intangible assets

The changes in the carrying amount of goodwill for the four years ended September 30, 2012 are as follows (in thousands):

	Transportation systems	Defense systems	Mission support services	Total

Balances at October 1, 2008	$8,210	$16,087	$36,735	61,032
Reduction of acquired tax accrual	—	(1,083)	—	(1,083)
Foreign currency exchange rate changes	(772)	256	—	(516)

Balances at September 30, 2009	7,438	15,260	36,735	59,433
Goodwill acquired during the year	—	4,767	—	4,767
Foreign currency exchange rate changes	(115)	57	—	(58)

Balances at September 30, 2010	7,323	20,084	36,735	64,142
Goodwill acquired during the year	—	435	81,698	82,133
Foreign currency exchange rate changes	(54)	134	—	80

Balances at September 30, 2011	7,269	20,653	118,433	146,355
Foreign currency exchange rate changes	248	330	—	578

Balances at September 30, 2012	$7,517	$20,983	$118,433	$146,933

Purchased intangible assets:    The table below summarizes our purchased intangible assets (in thousands):

	September 30, 2012			September 30, 2011			September 30, 2010			September 30, 2009
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount

Contract and program intangibles	$71,145	$(40,785)	$30,360	$70,159	$(27,921)	$42,238	$38,560	$(15,170)	$23,390	$35,614	$(8,875)	$26,739
In-process research & development	—	—	—	798	—	798	1,671	—	1,671	—	—	—
Other purchased intangibles	14,560	(5,546)	9,014	14,560	(3,457)	11,103	2,787	(1,553)	1,234	2,787	(908)	1,879

Total	$85,705	$(46,331)	$39,374	$85,517	$(31,378)	$54,139	$43,018	$(16,723)	$26,295	$38,401	$(9,783)	$28,618

The table below shows our expected amortization for purchased intangibles as of September 30, 2012, for each of the next five years and thereafter (in thousands):

	Transportation systems	Defense systems	Mission support services	Total

2013	$1,671	$1,019	$9,556	$12,246
2014	1,671	593	7,066	9,330
2015	1,476	209	4,810	6,495
2016	1,380	66	2,356	3,802
2017	1,380	—	582	1,962
Thereafter	2,415	—	3,124	5,539

	$9,993	$1,887	$27,494	$39,374

Our purchased intangible assets are subject to amortization and we use a combination of straight-line and accelerated methods, based on the expected cash flows from the assets, over a weighted average period of 6 years. Total amortization expense for 2012, 2011, 2010 and 2009 was $14.8 million, $14.7 million, $6.8 million and $6.4 million, respectively.

Note 10—Financing arrangements

Long-term debt consists of the following (in thousands):

	September 30,
	2012	2011	2010	2009

Unsecured notes payable to a group of insurance companies, with annual principal payments of $4.0 million due in November. Interest at 6.31% is payable semiannually in November and May.	$8,000	$12,000	$16,000	$20,000
Mortgage note from a U.K. financial institution, with quarterly installments of principal and interest at 6.48%	3,503	3,918	4,494	5,124

	11,503	15,918	20,494	25,124
Less current portion	(4,561)	(4,541)	(4,545)	(4,554)

	$6,942	$11,377	$15,949	$20,570

Maturities of long-term debt for each of the five years in the period ending September 30, 2017, are as follows: 2013—$4.6 million; 2014—$4.6 million; 2015—$0.6 million; 2016—$0.6 million; 2017—$0.6 million.

Interest paid amounted to $7.4 million, $1.1 million, $1.4 million and $1.8 million in 2012, 2011, 2010 and 2009, respectively. Interest paid in 2012 included $5.9 million of interest in connection with our payment to the U.S. District Court in April 2012 for an arbitration award with the Ministry of Defense for the Armed Forces of the Islamic Republic of Iran (See Note 16 for further information.)

The terms of the notes payable include provisions that require and/or limit, among other financial ratios and measurements, the permitted levels of debt and tangible net worth and coverage of fixed charges. At September 30, 2012, this agreement leaves consolidated retained earnings of $375.1 million available for the payment of dividends to shareholders, purchases of our common stock and other charges to shareholders' equity. As a result of our restatement, we have been unable to comply with covenants requiring us to provide our lenders with audited financial statements and interim financial information on a timely basis. However, we have entered into amendments to our financing arrangements which have included waivers to extend the dates by which the Company is required to deliver its audited financial statements and interim financial information to December 31, 2012, and as such we are not in default under our lending arrangements or credit agreements.

We maintain short-term borrowing arrangements in New Zealand and Australia totaling $0.5 million New Zealand dollars (equivalent to approximately $0.4 million) and $10 million Australian dollars (equivalent to approximately $10.4 million) to help meet the short-term working capital requirements of our subsidiaries in those countries. At September 30, 2012, no amounts were outstanding under these borrowing arrangements.

In May 2012 we entered into a committed five-year revolving credit agreement with a group of financial institutions in the amount of $200 million, expiring in May 2017 (Revolving Credit Agreement). This five-year revolving credit agreement replaced a revolving credit agreement in the amount of $150 million which would have expired in December 2012. The available line of credit is reduced by any letters of credit issued under the Revolving Credit Agreement. As of September 30, 2012, there were no borrowings under this agreement; however, there were letters of credit outstanding under the agreement totaling $23.5 million, which reduce the available line of credit to $176.5 million.

On January 12, 2012 we entered into a secured letter of credit facility agreement with a bank (Secured Credit Facility). At September 30, 2012 there were letters of credit outstanding under this agreement of $64.3 million. In support of the Secured Letter of Credit Facility, we have $68.7 million of our cash on deposit in the U.K. as collateral in a restricted account with the bank providing the facility. We are required to leave the cash in the restricted account so long as the bank continues to maintain associated letters of credit under the facility. The maximum amount of letters of credit currently allowed by the facility is $66.7 million, and any increase above this amount would require bank approval and additional restricted funds to be placed on deposit. The initial term of the facility is one year; however we may choose at any time to terminate the facility and move the associated letters of credit to another credit facility. Letters of Credit outstanding under the Secured Letter of Credit Facility do not reduce the available line of credit under the Revolving Credit Agreement.

As of September 30, 2012, we had letters of credit and bank guarantees outstanding totaling $100.8 million, including the letters of credit described above outstanding under the Revolving Credit Agreement and the Secured Credit Facility, which guarantee either our performance or customer advances under certain contracts. In addition, we had financial letters of credit outstanding totaling $7.2 million as of September 30, 2012, which primarily guarantee our payment of certain self-insured liabilities. We have never had a drawing on a letter of credit instrument, nor are any anticipated; therefore, we estimate the fair value of these instruments to be zero.

Our self-insurance arrangements are limited to certain workers' compensation plans, automobile liability and product liability claims. Under these arrangements, we self-insure only up to the amount of a specified deductible for each claim. Self-insurance liabilities included in other current liabilities on the balance sheet amounted to $8.7 million, $8.4 million, $8.2 million and $7.6 million as of September 30, 2012, 2011, 2010 and 2009 respectively.

Note 11—Commitments

We lease certain office, manufacturing and warehouse space, vehicles, and other office equipment under noncancelable operating leases expiring in various years through 2024. These leases, some of which may be renewed for periods up to 10 years, generally require us to pay all maintenance, insurance and property taxes. Several leases are subject to periodic adjustment based on price indices or cost increases. Rental expense (net of sublease income of $0.4 million in 2012 and $0.6 million in 2011, 2010 and 2009 respectively) for all operating leases amounted to $10.2 million, $9.1 million, $8.0 million and $6.6 million in 2012, 2011, 2010 and 2009 respectively.

Future minimum payments, net of minimum sublease income, under noncancelable operating leases with initial terms of one year or more consist of the following at September 30, 2012 (in thousands):

2013	$8,734
2014	7,082
2015	5,311
2016	3,904
2017	4,987
Thereafter	6,691

$36,709

Note 12—Income taxes

Significant components of the provision for income taxes are as follows:

	Years ended September 30,
(in thousands)	2012	2011	2010	2009

		(As restated)	(As restated)	(As restated)
Current:
Federal	$15,190	$(999)	$14,891	$9,006
State	1,927	810	4,392	3,207
Foreign	19,323	22,740	17,960	16,078

Total current	36,440	22,551	37,243	28,291

Deferred:
Federal	331	9,356	992	3,714
State	328	299	340	591
Foreign	1,085	167	(564)	420

Total deferred provision	1,743	9,822	768	4,725

Total income tax expense	$38,183	$32,373	$38,011	$33,016

We calculate deferred tax assets and liabilities based on differences between financial reporting and tax bases of assets and liabilities, and measure them using the enacted tax rates and laws that we expect will be in effect when the differences reverse.

Significant components of our deferred tax assets and liabilities are as follows:

	September 30,
(in thousands)	2012	2011	2010	2009

		(As restated)	(As restated)	(As restated)
Deferred tax assets:
Accrued employee benefits	$9,153	$9,303	$9,112	$8,064
Long-term contracts and inventory valuation reductions	9,062	8,215	7,115	7,580
Allowances for loss contingencies	5,339	6,883	6,223	5,316
Deferred compensation	3,756	3,444	3,246	3,306
Book over tax depreciation	471	709	1,373	1,357
Adjustment to pension liability	17,886	15,226	12,925	11,716
California research and development credit carryforward	3,882	2,750	3,484	2,529
Net operating losses	10,909	2,424	1,457	638
Foreign currency mark-to-market	2,192	2,177	1,529	—
Other	395	2,199	513	5,419

Subtotal	63,045	53,330	46,977	45,925
Valuation allowance	(4,205)	(2,750)	(3,484)	(2,529)

Deferred tax assets	58,840	50,580	43,493	43,396

Deferred tax liabilities:
Amortization of goodwill and intangibles	8,608	12,344	1,964	4,839
Deferred revenue	25,277	14,408	1,761	414
Foreign currency mark-to-market	269	284	673	630
State taxes	146	—	3,421	60
Other	589	1,237	2,096	2,758

Deferred tax liabilities	34,889	28,273	9,915	8,701

Net deferred tax asset	$23,951	$22,307	$33,578	$34,695

As of September 30, 2012, we had $33.8 million of foreign operating loss carryforwards and $8.9 million of unused state tax credits that are not subject to expiration.

The reconciliation of income tax computed at the U.S. federal statutory tax rate to income tax expense is as follows:

	Years ended September 30,
(in thousands)	2012	2011	2010	2009

		(As restated)	(As restated)	(As restated)
Tax at U.S. statutory rate	$45,601	$40,697	$38,536	$33,656
State income taxes, net of federal tax effect	1,364	1,297	3,042	2,672
Nondeductible expenses	286	893	1,366	107
Change in reserve for uncertain tax positions	(2,909)	1,504	(832)	430
Tax effect from foreign dividend	2,773	—	—	3,063
Foreign earnings taxed at less than statutory rate	(7,153)	(6,415)	(2,548)	(3,760)
R&D credits generated in the current year	(906)	(2,696)	(491)	(3,395)
Reinstatement of federal research and development credit	—	(1,406)	—	—
Other	(873)	(1,501)	(1,062)	243

	$38,183	$32,373	$38,011	$33,016

We are subject to ongoing audits from various taxing authorities in the jurisdictions in which we do business. As of September 30, 2012, the tax years open under the statute of limitations in significant jurisdictions include 2007-2011 in the U.K., 2006-2011 in New Zealand and 2008-2011 in the U.S. We have effectively settled all tax matters with the IRS for fiscal years prior to and including fiscal year 2010. We believe we have adequately provided for uncertain tax issues we have not yet resolved with federal, state and foreign tax authorities. Although not more likely than not, the most adverse resolution of these issues could result in additional charges to earnings in future periods. Based upon a consideration of all relevant facts and circumstances, we do not believe the ultimate resolution of uncertain tax issues for all open tax periods will have a material adverse effect upon our financial condition or results of operations.

We have recorded liabilities for unrecognized tax benefits related to permanent and temporary tax adjustments as set forth below. The net changes in the liability were as follows:

	Years ended September 30,
(in thousands)	2012	2011	2010	2009

		(As restated)	(As restated)	(As restated)
Balance at October 1	$10,715	$8,958	$9,958	$8,881
Decrease related to tax positions in prior years:
Recognition of benefits from expiration of statutes	(1,227)	(1,172)	(1,747)	(1,555)
Recognition of benefits from settlement with tax authorities	(1,257)	—	—	(259)
Other	(585)	—	—	—
Tax positions related to the current year	409	2,452	778	3,142
Tax positions related to current year acquisitions	—	484	—	—
Currency translation adjustment	212	(7)	(31)	(251)

Balance at September 30	$8,267	$10,715	$8,958	$9,958

At September 30, 2012, the amount of unrecognized tax benefits from permanent tax adjustments that, if recognized, would affect the effective tax rate was $6.3 million. During the next 12 months, it is reasonably possible that resolution of reviews by taxing authorities, both domestic and international, could be reached with respect to approximately $4.5 million of the unrecognized tax benefits depending on the timing of examinations, expiration of statute of limitations, either because the Company's tax positions are sustained or because the Company agrees to their disallowance and pays the related income tax. The amount of net interest and penalties recognized as a component of income tax expense during 2012, 2011, 2010 and 2009 was not material. Interest and penalties accrued at September 30, 2012, 2011, 2010 and 2009 amounted to $3.1 million, $3.0 million, $2.3 million and $2.0 million, respectively, bringing the total liability for uncertain tax issues to $11.3 million, $13.7 million, $11.2 million and $11.9 million, respectively, as of September 30, 2012, 2011, 2010 and 2009 respectively.

We made income tax payments, net of refunds, totaling $25.4 million, $42.1 million, $30.0 million and $28.8 million in 2012, 2011, 2010 and 2009, respectively.

Income before income taxes includes the following components (in thousands):

	Years ended September 30,
	2012	2011	2010	2009

		(As restated)	(As restated)	(As restated)
United States	$38,428	$33,955	$59,984	$38,729
Foreign	91,859	82,322	50,121	57,432

Total	$130,287	$116,277	$110,105	$96,161

We evaluate our capital requirements in our foreign subsidiaries on an annual basis to determine what level of capital is needed for the long-term operations of the businesses. We provide U.S. taxes on the amount of capital that is determined to be in excess of the long-term requirements of the business and is, therefore, available for distribution. During 2012, we determined that 40 million New Zealand was excess capital in New Zealand and paid a dividend of that amount in 2012 to the U.S. parent company. Additional U.S. taxes provided on this dividend amounted to approximately $2.8 million in 2012.

Undistributed earnings of all our foreign subsidiaries amounted to approximately $272.2 million at September 30, 2012. We consider those earnings to be indefinitely reinvested and, accordingly, we have not provided for U.S. federal and state income taxes thereon and have determined that no amounts of undistributed earnings are available for distribution. Upon distribution of those earnings in the form of dividends or otherwise, we would be subject to both U.S. income taxes and withholding taxes payable to the foreign countries, but would also be able to offset unrecognized foreign tax credit carryforwards. It is not practicable for us to determine the total amount of unrecognized deferred U.S. income tax liability because of the complexities associated with its hypothetical calculation.

Note 13—Derivative instruments and hedging activities

In order to manage our exposure to fluctuations in interest and foreign currency exchange rates we utilize derivative financial instruments such as forward starting swaps and foreign currency forwards. We do not use any derivative financial instruments for trading or other speculative purposes.

All derivatives are recorded at fair value, however, the classification of gains and losses resulting from changes in the fair values of derivatives are dependent on the intended use of the derivative and its resulting designation. If a derivative is designated as a fair value hedge, then a change in the fair value of the derivative is offset against the change in the fair value of the underlying hedged item and only the ineffective portion of the hedge, if any, is recognized in earnings. If a derivative is designated as a cash flow hedge, then the effective portion of a change in the fair value of the derivative is recognized as a component of accumulated other comprehensive income until the underlying hedged item is recognized in earnings, or the forecasted transaction is no longer probable of occurring. If a derivative does not qualify as a highly effective hedge, any change in fair value is immediately recognized in earnings. We formally document all hedging relationships for all derivative hedges and the underlying hedged items, as well as the risk management objectives and strategies for undertaking the hedge transactions. We classify the fair value of all derivative contracts as current or non-current assets or liabilities, depending on the realized and unrealized gain or loss position of the hedged contract at the balance sheet date, and the timing of future cash flows. The cash flows from derivatives treated as hedges are classified in the Consolidated Statements of Cash Flows in the same category as the item being hedged.

The following table shows the notional principal amounts of our outstanding derivative instruments as of September 30, 2012, 2011, 2010 and 2009 (in thousands):

	September 30,
	2012	2011	2010	2009

Instruments designated as accounting hedges:
Foreign currency forwards	$382,500	$290,400	$232,500	$148,300
Forward starting swap	58,415	—	—	—
Instruments not designated as accounting hedges:
Foreign currency forwards	5,945	3,644	7,794	8,148

The notional principal amounts for outstanding derivative instruments provide one measure of the transaction volume outstanding and do not represent the amount of the Company's exposure to credit or market loss. Credit risk represents the Company's gross exposure to potential accounting loss on derivative instruments that are outstanding or unsettled if all counterparties failed to perform according to the terms of the contract, based on then-current interest or currency exchange rates at each respective date. The Company's exposure to credit loss and market risk will vary over time as a function of interest and currency exchange rates. The amount of credit risk from derivative instruments and hedging activities was not material for the years ended September 30, 2012, 2011, 2010 and 2009. Although the table above reflects the notional principal amounts of the Company's forward starting swaps and foreign exchange instruments, it does not reflect the gains or losses associated with the exposures and transactions that the forward starting swaps and foreign exchange instruments are intended to hedge. The amounts ultimately realized upon settlement of these financial instruments, together with the gains and losses on the underlying exposures, will depend on actual market conditions during the remaining life of the instruments.

The Company generally enters into master netting arrangements, which reduce credit risk by permitting net settlement of transactions with the same counterparty. The Company presents its derivative assets and derivative liabilities at their gross fair values. The Company did not have any derivative instruments with credit-risk related contingent features that would require it to post collateral as of September 30, 2012, 2011, 2010, or 2009.

The table below presents the fair value of the Company's derivative financial instruments that qualify for hedge accounting as well as their classification on the consolidated balance sheets as of September 30, 2012, 2011, 2010 and 2009 (in thousands):

		Fair value
	Balance sheet location	September 30, 2012	September 30, 2011	September 30, 2010	September 30, 2009

Asset derivatives:
Foreign currency forwards	Other current assets	$3,779	$7,466	$11,428	$18,106
Foreign currency forwards	Other non-current assets	3,713	—	—	—

		$7,492	$7,466	$11,428	$18,106

Liability derivatives:
Foreign currency forwards	Other current liabilities	$6,839	$7,522	$3,193	$17,933
Foreign currency forwards	Other non-current liabilities	6,407	6,164	4,748	—
Forward starting swap	Other non-current liabilities	91	—	—	—

Total		$13,337	$13,686	$7,941	$17,933

The tables below present gains and losses recognized in OCI for the years ended September 30, 2012, 2011, 2010 and 2009 related to derivative financial instruments designated as cash flow hedges, as well as the amount of gains and losses reclassified into earnings during those periods (in thousands):

	September 30, 2012		September 30, 2011		September 30, 2010		September 30, 2009
Derivative type	Gain (loss) recognized in OCI	Gain (loss) reclassified into earnings— effective portion	Gain (loss) recognized in OCI	Gain (loss) reclassified into earnings— effective portion	Gain (loss) recognized in OCI	Gain (loss) reclassified into earnings— effective portion	Gain (loss) recognized in OCI	Gain (loss) reclassified into earnings— effective portion

Forward currency forwards	$152	$(4,309)	$(5,618)	$3,420	$1,483	$1,838	$112	$53
Forward starting swap	91	—	—	—	—	—	—	—

The amount of gains and losses from derivative instruments and hedging activities classified as not highly effective did not have a material impact on the results of operations for the years ended September 30, 2012, 2011, 2010 and 2009. The amount of estimated unrealized net gains from cash flow hedges which are expected to be reclassified to earnings in the next twelve months is $2.0 million, net of income taxes.

Forward starting swap

In connection with a transportation systems contract that we entered in December 2011, we will incur significant costs to develop the customer's fare collection system before we begin receiving payments under the contract. In order to finance certain of these costs, we plan to issue approximately $83 million of 10-year fixed rate debt on or about January 1, 2014. We are concerned that market interest rates for the 10-year forward period of January 1, 2014 to January 1, 2024 will change through January 1, 2014, exposing the LIBOR benchmark component of each of the 20 projected semi-annual interest cash flows of that future 10-year period to risk of variability. Therefore, in July 2012 we entered a forward-starting 10-year swap contract with a bank to reduce the interest rate variability exposure of the projected interest cash flows. The forward-starting swap has a notional amount of $58.4 million, a termination date of January 1, 2014 and a pay 1.698% fixed rate, receive 3-month LIBOR, with fixed rate payments due semi-annually on the first day each June and December commencing June 1, 2014 through December 2023, floating payments due quarterly on the first day of each quarter commencing March 1, 2014 through December 2023, and floating reset dates 2 days prior to the first day of each calculation period. The swap contracts accrual period, January 1, 2014 to December 1, 2023 is designed to match the tenor of the planned debt issuance.

Foreign currency forwards

In order to limit our exposure to foreign currency exchange rate risk we generally hedge those commitments greater than $50,000 by using foreign currency exchange forward and option contracts that are denominated in currencies other than the functional currency of the subsidiary responsible for the commitment, typically the British pound, Canadian dollar, Singapore dollar, euro, Swedish krona, New Zealand dollar and Australian dollar. These contracts are designed to be effective hedges regardless of the direction or magnitude of any foreign currency exchange rate change, because they result in an equal and opposite income or cost stream that offsets the change in the value of the underlying commitment.

 Note 14—Pension, profit sharing and other benefit plans

Deferred compensation plans

Deferred compensation includes amounts due under an arrangement in which participating members of management may elect to defer receiving payment for a portion of their compensation a minimum of five years, or until periods after their respective retirements. We accrue interest on deferred compensation at market rates, until such time as it is paid in full. For the year ended September 30, 2012, the average interest rate used to accrue interest on our deferred compensation was 2.0%.

Defined contribution plans

We have profit sharing and other defined contribution retirement plans that provide benefits for most U.S. employees. Certain of these plans require the company match a portion of eligible employee contributions up to specified limits. These plans also allow for additional company contributions at the discretion of the Board of Directors. In 2012, 2011, 2010 and 2009, more than half of our contributions to these plans were discretionary contributions. Effective October 1, 2010, we adopted a new defined contribution plan for European employees that were formerly eligible for the European defined benefit plan described below. Under this plan, the company matches a portion of the eligible employee contributions up to limits specified in the plan. Company contributions to defined contribution plans aggregated $18.6 million, $18.4 million, $15.9 million and $15.4 million in 2012, 2011, 2010 and 2009, respectively.

Defined benefit pension plans

Certain employees in the U.S. are covered by a noncontributory defined benefit pension plan for which benefits were frozen as of December 31, 2006 (curtailment). The effect of the U.S. plan curtailment is that no new benefits have been accrued after that date. Approximately one-half of our European employees are covered by a contributory defined benefit pension plan for which benefits were frozen as of September 30, 2010. Although the effect of the European plan curtailment is that no new benefits will accrue after September 30, 2010, the plan is a final pay plan, which means that benefits will be adjusted for increases in the salaries of participants until their retirement or departure from the company. U.S. and European employees hired subsequent to the dates of the curtailment of the respective plans are not eligible for participation in the defined benefit plans. In 2010 we recorded a loss on the curtailment of the European plan of $0.7 million, which is reflected in the following disclosures.

Our funding policy for the defined benefit pension plans provides that contributions will be at least equal to the minimum amounts mandated by statutory requirements. Based on our known requirements for the U.S. and U.K. plans, as of September 30, 2012, we expect to make contributions of approximately $4.0 million in 2013. September 30 is used as the measurement date for these plans.

The unrecognized amounts recorded in accumulated other comprehensive income (loss) will be subsequently recognized as net periodic pension cost, consistent with our historical accounting policy for amortizing those amounts. We will recognize actuarial gains and losses that arise in future periods and are not recognized as net periodic pension cost in those periods as increases or decreases in other comprehensive income (loss), net of tax, in the period they arise. We adjust actuarial gains and losses recognized in other comprehensive income (loss) as they are subsequently recognized as a component of net periodic pension cost. The unrecognized actuarial gain or loss included in accumulated other comprehensive income (loss) at September 30, 2012 and expected to be recognized in net pension cost during fiscal 2013 is a gain of $0.6 million ($0.4 million net of income tax). No plan assets are expected to be returned to us in 2013.

The projected benefit obligation, accumulated benefit obligation (ABO) and fair value of plan assets for the defined benefit pension plans in which the ABO was in excess of the fair value of plan assets were as follows (in thousands):

	September 30,
	2012	2011	2010	2009

		(As restated)	(As restated)	(As restated)
Projected benefit obligation	$215,706	$185,485	$183,551	$166,170
Accumulated benefit obligation	209,135	180,156	178,658	149,545
Fair value of plan assets	169,323	144,319	143,696	132,408

The following table sets forth changes in the projected benefit obligation and fair value of plan assets and the funded status for these defined benefit plans (in thousands):

	September 30,
	2012	2011	2010	2009

		(As restated)	(As restated)	(As restated)
Change in benefit obligations:
Net benefit obligation at the beginning of the year	$185,485	$183,551	$166,170	$146,725
Service cost	508	550	4,167	2,614
Interest cost	9,565	9,387	9,121	9,759
Actuarial loss (gain)	22,761	(1,327)	9,309	16,275
Plan amendments	57	(712)	214	—
Participant contributions	—	—	1,210	1,124
Gross benefits paid	(5,928)	(5,236)	(5,562)	(5,197)
Foreign currency exchange rate changes	3,258	(728)	(1,078)	(5,130)

Net benefit obligation at the end of the year	215,706	185,485	183,551	166,170

Change in plan assets:
Fair value of plan assets at the beginning of the year	144,319	143,696	132,408	128,989
Actual return on plan assets	24,769	1,501	13,614	3,200
Employer contributions	4,354	5,352	3,374	9,500
Participant contributions	—	—	1,210	1,123
Gross benefits paid	(5,928)	(5,236)	(5,562)	(5,196)
Administrative expenses	(657)	(470)	(555)	(701)
Foreign currency exchange rate changes	2,466	(524)	(793)	(4,507)

Fair value of plan assets at the end of the year	169,323	144,319	143,696	132,408

Unfunded status of the plans	(46,383)	(41,166)	(39,855)	(33,762)
Unrecognized net actuarial loss	52,911	45,112	39,527	35,604

Net amount recognized	$6,528	$3,946	$(328)	$1,842

Amounts recognized in Accumulated OCI
Liability adjustment to OCI	$(52,911)	$(45,112)	$(39,527)	$(35,604)
Deferred tax asset	17,440	15,226	12,926	11,716

Accumulated other comprehensive loss	$(35,471)	$(29,886)	$(26,601)	$(23,888)

The components of net periodic pension cost were as follows (in thousands):

	Years ended September 30,
	2012	2011	2010	2009

		(As restated)	(As restated)	(As restated)
Service cost	$508	$550	$4,167	$2,614
Interest cost	9,565	9,387	9,121	9,759
Expected return on plan assets	(10,091)	(9,979)	(9,334)	(9,569)
Amortization of actuarial loss	1,593	985	917	—
Curtailment charge	—	—	693	—
Administrative expenses	82	85	92	100

Net pension cost	$1,657	$1,028	$5,656	$2,904

	Years ended September 30,
	2012	2011	2010	2009

Weighted-average assumptions used to determine benefit obligation at September 30:
Discount rate	4.3%	5.2%	5.2%	5.6%
Rate of compensation increase	3.8%	4.3%	4.3%	4.5%
Weighted-average assumptions used to determine net periodic benefit cost for the years ended September 30:
Discount rate	5.2%	5.2%	5.6%	7.3%
Expected return on plan assets	7.0%	7.0%	7.2%	7.8%
Rate of compensation increase	4.3%	4.3%	4.5%	4.8%

The long-term rate of return assumption represents the expected average rate of earnings on the funds invested or to be invested to provide for the benefits included in the benefit obligations. That assumption is determined based on a number of factors, including historical market index returns, the anticipated long-term asset allocation of the plans, historical plan return data, plan expenses, and the potential to outperform market index returns.

We have the responsibility to formulate the investment policies and strategies for the plans' assets. Our overall policies and strategies include: maintain the highest possible return commensurate with the level of assumed risk, and preserve benefit security for the plans' participants.

We do not direct the day-to-day operations and selection process of individual securities and investments and, accordingly, we have retained the professional services of investment management organizations to fulfill those tasks. The investment management organizations have investment discretion over the assets placed under their management. We provide each investment manager with specific investment guidelines by asset class.

The target ranges for each major category of the plans' assets at September 30, 2012 are as follows:

Asset category	Allocation range

Equity securities	40% to 75%
Debt securities	25% to 60%
Real estate and cash	0% to 10%

Our defined benefit pension plans invest in cash and cash equivalents, equity securities, fixed income securities, pooled separate accounts and common collective trusts. The following tables present the fair value of the assets of our defined benefit pension plans by asset category and their level within the fair value hierarchy (in thousands). See Note 5 for a description of each level within the fair value hierarchy.

All assets classified as Level 2 or Level 3 in the table below are invested in pooled separate accounts or common collective trusts which do not have publicly quoted prices. The fair value of the pooled separate accounts and common collective trusts are determined based on the net asset value of the underlying investments. The fair value of the underlying investments held by the pooled separate accounts and common collective trusts, other than real estate investments, is generally based upon quoted prices in active markets. The fair value of the underlying investments comprised of real estate properties is determined through an appraisal process which uses valuation methodologies including comparisons to similar real estate and discounting of income streams. For investments in the pooled separate accounts and common collective trusts categorized as Level 2 below, there are no restrictions on the ability of our benefit plans to sell these investments. The investments in pooled separate accounts categorized as Level 3 below may be restricted as to the ability of our benefit plans to sell these investments based upon the availability of cash in the investment holdings at any point in time.

	September 30, 2012				September 30, 2011				September 30, 2010				September 30, 2009
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Cash equivalents	$—	$3,991	$—	$3,991	$—	$2,344	$—	$2,344	$—	$2,579	$—	$2,579	$—	$3,678	$—	$3,678
Equity:
U.S. equity securities	—	47,242	—	47,242	—	39,412	—	39,412	—	41,756	—	41,756	—	40,529	—	40,529
U.K. equity securities	—	38,542	—	38,542	—	31,248	—	31,248	—	30,580	—	30,580	—	26,939	—	26,939
Other foreign equity securities	—	26,715	—	26,715	—	22,444	—	22,444	—	22,625	—	22,625	—	20,343	—	20,343
Fixed Income:
U.S. treasury securities	—	13,647	—	13,647	—	14,679	—	14,679	—	15,509	—	15,509	—	14,848	—	14,848
U.K. treasury securities	—	3,412	—	3,412	—	5,948	—	5,948	—	5,659	—	5,659	—	4,636	—	4,636
Corporate debt securities	—	29,591	569	30,160		22,832	386	23,218	—	20,917	552	21,469	—	18,110	386	18,496
Real Estate	—	—	5,614	5,614	—	—	5,026	5,026	—	—	3,519	3,519	—	—	2,939	2,939

Total	$—	$163,140	$6,183	$169,323	$—	$138,907	$5,412	$144,319	$—	$139,625	$4,071	$143,696	$—	$129,083	$3,325	$132,408

The following table presents the changes in the fair value of plan assets categorized as Level 3 in the preceding table (in thousands):

Pooled separate accounts

Balance as of October 1, 2008	$7,881
Realized and unrealized losses, net	(3,121)
Purchases, sales and settlements, net	(1,435)

Balance as of September 30, 2009	3,325
Realized and unrealized gains, net	47
Purchases, sales and settlements, net	699

Balance as of September 30, 2010	4,071
Realized and unrealized gains, net	633
Purchases, sales and settlements, net	708

Balance as of September 30, 2011	5,412
Realized and unrealized gains, net	381
Purchases, sales and settlements, net	390

Balance as of September 30, 2012	$6,183

The pension plans held no positions in Cubic Corporation common stock as of September 30, 2012, 2011, 2010 and 2009.

We expect to pay the following pension benefit payments, which reflect expected future service, as appropriate, (in thousands):

2013	$6,893
2014	7,295
2015	7,730
2016	8,028
2017	8,487
2018-2022	49,988

Note 15—Other comprehensive income

We present other comprehensive income (OCI) and its components in the statement of changes in shareholders' equity. Accumulated OCI (loss) consisted of the following (in thousands):

	September 30,
	2012	2011	2010	2009

		(As restated)	(As restated)	(As restated)
Adjustment to pension liability	$(35,471)	$(29,886)	$(26,601)	$(23,888)
Foreign currency translation	18,104	7,416	8,666	9,534
Net unrealized (losses) gains from cash flow hedges	(3,781)	(4,023)	1,595	112

	$(21,148)	$(26,493)	$(16,340)	$(14,242)

The adjustment to the pension liability is shown net of a tax benefit of $17.4 million, $15.2 million, $12.9 million and $11.7 million at September 30, 2012, 2011, 2010 and 2009, respectively. Deferred income taxes are not recognized for translation-related temporary differences of foreign subsidiaries whose undistributed earnings are considered to be permanently invested.

Note 16—Legal matters

In 1997, the Ministry of Defense for the Armed Forces of the Islamic Republic of Iran obtained a U.S. District Court judgment enforcing an arbitration award in its favor against us of $2.8 million, plus arbitration costs and interest related to a contract awarded to us by Iran in 1977. Both parties appealed to the 9th Circuit Court of Appeals. In December 2011, a decision was handed down upholding the arbitration award and requiring the district court to resolve outstanding issues related to the amount of interest to be paid and whether the plaintiff should be awarded attorney's fees. Under a 1979 Presidential executive order, all transactions by United States citizens with Iran are prohibited; however, in April 2012 we received a license from the U.S. Treasury Department allowing us to remit the arbitration award and related post-judgment interest owed totaling $8.8 million to the U.S. District Court on April 18, 2012. We had recorded a liability for the judgment amount in periods prior to 2012 and had accrued interest through the date of the payment, so there was no impact on 2012 earnings related to this matter other than interest accrued of $0.2 million. We are unable to determine whether the U.S. District Court will award additional pre-judgment interest, which the plaintiff has asserted should be $1.4 million, or reimbursement to the plaintiff for attorney's fees amounting to $0.1 million, because these are discretionary with the court. Therefore, we have not recorded a liability for these amounts as of September 30, 2012. The District Court heard argument from both parties on September 24, 2012 and we are awaiting their decision.

In November 2011, we received a claim from a public transit authority customer which alleges that the authority incurred a loss of transit revenue due to the inappropriate and illegal actions of one of our former employees, who has plead guilty to the charges. This individual was employed to work on a contract we acquired in a business combination in 2009 and had allegedly been committing these illegal acts from almost two years prior to our acquisition of the contract, until his arrest in May 2011. The transit system was designed and installed by a company unrelated to us. The claim seeks recoupment from us of the alleged lost revenue and an unspecified amount of fees and damages. In March 2012, the county superior court entered a default judgment against our former employee and others for $2.9 million based upon the estimated loss of revenue by the public transit authority customer. In the quarter ended March 31, 2012, we recorded an accrued cost of $2.9 million within general and administrative expense in the transportation systems segment based upon the court's assessment of these losses. We are currently unable to estimate the amount of any other fees or damages related to this matter in excess of the amount that has been recorded through September 30, 2012. Insurance may cover all, or a portion, of any losses we could ultimately incur for this matter. However, any potential insurance proceeds are treated as a gain contingency and will not be recognized in the financial statements until receipt of any such proceeds is assured.

We are not a party to any other material pending proceedings and we consider all other matters to be ordinary proceedings incidental to the business. We believe the outcome of these other proceedings will not have a materially adverse effect on our financial position, results of operations, or cash flows.

Note 17—Business segment information

We have three primary business segments: Cubic Transportation Systems (CTS), Cubic Defense Systems (CDS) and Mission Support Services (MSS). CTS designs, produces, installs and services electronic revenue collection systems for mass transit projects, including railways and buses. CDS performs work under U.S. and foreign government contracts relating to electronic defense systems and equipment. Products include customized military range instrumentation, laser based training systems, virtual simulation systems, communications products including datalinks, power amplifiers, avionics systems, multi-band communication tracking devices, and cross domain hardware solutions to address multi-level security requirements. MSS provides training, operations, intelligence, maintenance, technical and other services to the U.S. government and allied nations.

We evaluate performance and allocate resources based on total segment operating profit or loss. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Intersegment sales and transfers are immaterial and are eliminated in consolidation.

Our reportable segments are business units that offer different products and services and are each managed separately. Operating results for each segment are reported separately to senior corporate management to make decisions as to the allocation of corporate resources and to assess performance.

Business segment financial data is as follows (in millions):

	Years ended September 30,
	2012	2011	2010	2009

		(As restated)	(As restated)	(As restated)
Sales:
Transportation Systems	$513.6	$427.1	$383.0	$314.3
Defense Systems	375.4	390.7	368.2	287.5
Mission Support Services	491.4	476.5	444.9	420.6
Other	1.1	1.3	2.1	3.5

Total sales	$1,381.5	$1,295.6	$1,198.2	$1,025.9

Operating income:
Transportation Systems	$76.3	$66.9	$51.8	56.4
Defense Systems	34.6	29.8	31.6	19.9
Mission Support Services	21.9	23.9	27.9	25.9
Unallocated corporate expenses and other	(4.8)	(7.1)	(4.7)	(6.3)

Total operating income	$128.0	$113.5	$106.6	$95.9

Assets:
Transportation Systems	$269.9	$169.8	$163.1	$173.1
Defense Systems	122.5	144.0	161.7	162.7
Mission Support Services	212.8	213.0	124.1	141.2
Corporate and other	421.1	439.7	422.6	286.6

Total assets	$1,026.3	$966.5	$871.5	$763.6

Depreciation and amortization:
Transportation Systems	$3.7	$3.6	$3.5	$2.4
Defense Systems	5.5	5.4	4.8	6.0
Mission Support Services	12.5	12.3	5.2	6.2
Corporate and other	1.2	1.0	1.0	1.0

Total depreciation and amortization	$22.9	$22.3	$14.5	$15.6

Expenditures for long-lived assets:
Transportation Systems	$2.7	$2.2	$1.8	$1.2
Defense Systems	8.9	5.5	4.4	3.3
Mission Support Services	1.1	0.3	0.3	—
Corporate and other	1.5	0.7	0.4	0.8

Total expenditures for long-lived assets	$14.2	$8.7	$6.9	$5.3

	Years ended September 30,
	2012	2011	2010	2009

		(As restated)	(As restated)	(As restated)
Geographic Information:
Sales(a):
United States	$729.5	$754.0	$790.9	$654.6
United Kingdom	273.1	244.0	200.3	196.9
Canada	54.9	27.5	9.4	18.7
Australia	182.5	101.1	56.3	41.3
Middle East	30.8	35.4	27.9	19.2
Far East	56.4	82.7	85.5	63.9
Other	47.1	50.9	27.9	31.3

Total sales	$1,381.5	$1,295.6	$1,198.2	$1,025.9
Long-lived assets, net:
United States	$42.4	$40.5	$41.3	$43.7
United Kingdom	9.5	9.1	9.5	10.2
Other foreign countries	6.1	2.9	2.2	2.0

Total long-lived assets, net	$58.0	$52.5	$53.0	$55.9

(a)   Sales are attributed to countries or regions based on the location of product or service delivery to customers.

MSS and CDS segment sales include $685.5 million, $728.2 million, $679.4 million and $608.4 million in 2012, 2011, 2010 and 2009, respectively, of sales to U.S. government agencies. CTS segment sales include $178.7 million, $170.2 million, $144.2 million and $115.2 million in 2012, 2011, 2010 and 2009, respectively, of sales under various contracts with our customer, TfL. No other customer accounts for 10% or more of our revenues for any periods presented.

Note 18—Summary of quarterly results of operations (unaudited)

The following is a summary of our quarterly results of operations for the years ended September 30, 2012 and 2011:

	Three months ended
Fiscal 2012 (in thousands, except per share data)					Year ended September 30
	September 30	June 30	March 31	December 31

			(As restated)	(As restated)
Net sales	$359,687	$365,397	$339,645	$316,766	$1,381,495
Operating income	29,142	38,586	32,540	27,754	128,022
Net income attributable to Cubic	21,088	26,721	23,397	20,694	91,900
Net income per share	0.79	1.00	0.88	0.77	3.44

	Three months ended
Fiscal 2011 (in thousands, except per share data)					Year ended September 30
	September 30	June 30	March 31	December 31

	(As restated)	(As restated)	(As restated)	(As restated)	(As restated)
Net sales	$343,021	$322,787	$347,889	$281,884	$1,295,581
Operating income	19,688	27,790	40,610	25,420	113,508
Net income attributable to Cubic	14,625	22,050	28,785	18,134	83,594
Net income per share	0.55	0.82	1.08	0.68	3.13

The following tables present the effects of adjustments made to our previously reported unaudited consolidated quarterly financial information for the quarters ended March 31, 2012, December 31, 2011, and each of the quarters in the years ended September 30, 2011. For further information regarding these adjustments, see Note 2.

For the three month periods ended September 30, 2011, and June 30, 2011, $5.0 million and $8.9 million, respectively, of costs were erroneously classified as product costs. As such, these costs were reclassified to service costs in the following tables.

	Consolidated statement of income Three months ended September 30, 2011
(amounts in thousands, except per share data)	Previously reported	Revenue recognition adjustments	Other adjustments	Reclassifications	As restated

Net sales:
Products	$177,762	$(4,582)	$3,733	$(4,834)	$172,079
Services	169,148	(3,690)	650	4,834	170,942

	346,910	(8,272)	4,383	—	343,021
Costs and expenses:
Products	127,070	2,048	2,978	(9,907)	122,189
Services	134,285	505	646	9,021	144,457
Selling, general and administrative	43,724	—	550	886	45,160
Research and development	7,453	—	—	—	7,453
Amortization of purchased intangibles	4,074	—	—	—	4,074

	316,606	2,553	4,174	—	323,333

Operating income	30,304	(10,825)	209	—	19,688
Other income (expense):
Interest and dividend income	839	—	—	—	839
Interest expense	(306)	—	—	—	(306)
Other income (expense)—net	3,681	(48)	(1,509)	—	2,124

Income before income taxes	34,518	(10,873)	(1,300)	—	22,345
Income taxes	10,369	(3,028)	330	—	7,671

Net income	24,149	(7,845)	(1,630)	—	14,674
Less noncontrolling interest in income of VIE	49	—	—	—	49

Net income attributable to Cubic	$24,100	$(7,845)	$(1,630)	$—	$14,625

Basic and diluted net income per common share	$0.90	$(0.29)	$(0.06)	$—	$0.55

Average number of common shares outstanding	26,736	—	—	—	26,736

	Consolidated statement of income Three months ended June 30, 2011
(amounts in thousands, except per share data)	Previously reported	Revenue recognition adjustments	Other adjustments	Reclassifications	As restated

Net sales:
Products	$148,441	$(3,037)	$321	$(3,670)	$142,055
Services	171,464	5,598	—	3,670	180,732

	319,905	2,561	321	—	322,787
Costs and expenses:
Products	114,325	487	722	(14,048)	101,486
Services	131,424	341	—	13,227	144,992
Selling, general and administrative	36,831	—	329	821	37,981
Research and development	6,281	—	—	—	6,281
Amortization of purchased intangibles	4,257	—	—	—	4,257

	293,118	828	1,051	—	294,997

Operating income	26,787	1,733	(730)	—	27,790
Other income (expense):
Interest and dividend income	490	—	—	—	490
Interest expense	(374)	—	—	—	(374)
Other income (expense)—net	767	(44)	509	—	1,232

Income before income taxes	27,670	1,689	(221)	—	29,138
Income taxes	6,800	443	(211)	—	7,032

Net income	20,870	1,246	(10)	—	22,106
Less noncontrolling interest in income of VIE	56	—	—	—	56

Net income attributable to Cubic	$20,814	$1,246	$(10)	$—	$22,050

Basic and diluted net income per common share	$0.78	$0.05	$—	$—	$0.82

Average number of common shares outstanding	26,736	—	—	—	26,736

	Consolidated statement of income Three months ended March 31, 2012					Consolidated statement of income Three months ended March 31, 2011
(amounts in thousands, except per share data)	Previously reported	Revenue recognition adjustments	Other adjustments	Reclassifications	As restated	Previously reported	Revenue recognition adjustments	Other adjustments	Reclassifications	As restated

Net sales:
Products	$157,630	$(2,026)	$172	$—	$155,776	$157,350	$(2,052)	$82	$—	$155,380
Services	183,364	505	—	—	183,869	176,618	15,891	—	—	192,509

	340,994	(1,521)	172	—	339,645	333,968	13,839	82	—	347,889
Costs and expenses:
Products	106,679	435	370	(800)	106,684	106,510	928	(86)	(539)	106,813
Services	145,787	(145)	—	—	145,642	152,453	(84)	—	—	152,369
Selling, general and administrative	43,029	—	(790)	800	43,039	37,377	—	598	539	38,514
Research and development	8,072	—	—	—	8,072	5,271	—	—	—	5,271
Amortization of purchased intangibles	3,668	—	—	—	3,668	4,312	—	—	—	4,312

	307,235	290	(420)	—	307,105	305,923	844	512	—	307,279

Operating income	33,759	(1,811)	592	—	32,540	28,045	12,995	(430)	—	40,610
Other income (expense):
Interest and dividend income	964	—	—	—	964	375	—	—	—	375
Interest expense	(331)	—	—	—	(331)	(374)	—	—	—	(374)
Other income (expense)—net	12	(55)	165	—	122	(16)	(39)	(431)	—	(486)

Income before income taxes	34,404	(1,866)	757	—	33,295	28,030	12,956	(861)	—	40,125
Income taxes	10,100	(678)	425	—	9,847	8,000	3,487	(231)	—	11,256

Net income	24,304	(1,188)	332	—	23,448	20,030	9,469	(630)	—	28,869
Less noncontrolling interest in income of VIE	51	—	—	—	51	84	—	—	—	84

Net income attributable to Cubic	$24,253	$(1,188)	$332	$—	$23,397	$19,946	$9,469	$(630)	$—	$28,785

Basic and diluted net income per common share	$0.91	$(0.04)	$0.01	$—	$0.88	$0.75	$0.35	$(0.02)	$—	$1.08

Average number of common shares outstanding	26,736	—	—	—	26,736	26,736	—	—	—	26,736

	Consolidated statement of income Three months ended December 31, 2011					Consolidated statement of income Three months ended December 31, 2010
(amounts in thousands, except per share data)	Previously reported	Revenue recognition adjustments	Other adjustments	Reclassifications	As restated	Previously reported	Revenue recognition adjustments	Other adjustments	Reclassifications	As restated

Net sales:
Products	$157,312	$(3,153)	$(849)	$—	$153,310	$135,371	$(1,173)	$(2,779)	$—	$131,419
Services	161,435	2,671	(650)	—	163,456	149,049	1,416	—	—	150,465

	318,747	(482)	(1,499)	—	316,766	284,420	243	(2,779)	—	281,884
Costs and expenses:
Products	114,751	434	(954)	(782)	113,449	90,087	701	(2,567)	(430)	87,791
Services	132,243	(189)	(646)	—	131,408	121,811	433	—	—	122,244
Selling, general and administrative	34,637	—	(199)	782	35,220	37,030	—	676	430	38,136
Research and development	4,896	—	—	—	4,896	6,255	—	—	—	6,255
Amortization of purchased intangibles	4,039	—	—	—	4,039	2,038	—	—	—	2,038

	290,566	245	(1,799)	—	289,012	257,221	1,134	(1,891)	—	256,464

Operating income	28,181	(727)	300	—	27,754	27,199	(891)	(888)	—	25,420
Other income (expense):
Interest and dividend income	762	—	—	—	762	864	—	—	—	864
Interest expense	(347)	—	—	—	(347)	(407)	—	—	—	(407)
Other income (expense)—net	1,691	(51)	(717)	—	923	(227)	(40)	(941)	—	(1,208)

Income before income taxes	30,287	(778)	(417)	—	29,092	27,429	(931)	(1,829)	—	24,669
Income taxes	8,800	(338)	(109)	—	8,353	7,400	(382)	(604)	—	6,414

Net income	21,487	(440)	(308)	—	20,739	20,029	(549)	(1,225)	—	18,255
Less noncontrolling interest in income of VIE	45	—	—	—	45	121	—	—	—	121

Net income attributable to Cubic	$21,442	$(440)	$(308)	$—	$20,694	$19,908	$(549)	$(1,225)	$—	$18,134

Basic and diluted net income per common share	$0.80	$(0.02)	$(0.01)	$—	$0.77	$0.74	$(0.02)	$(0.05)	$—	$0.68

Average number of common shares outstanding	26,736	—	—	—	26,736	26,736	—	—	—	26,736

Cubic Corporation
Condensed consolidated statements of income (unaudited)

	Six months ended March 31,		Three months ended March 31,
(amounts in thousands, except per share data)	2013	2012	2013	2012

Net sales:
Products	$300,669	$309,086	$164,968	$155,776
Services	377,007	347,325	199,337	183,869

	677,676	656,411	364,305	339,645
Costs and expenses:
Products	218,018	220,133	117,123	106,684
Services	297,617	277,050	153,766	145,642
Selling, general and administrative	82,317	78,259	41,320	43,039
Restructuring costs	6,084	—	6,084	—
Research and development	12,920	12,968	7,098	8,072
Amortization of purchased intangibles	7,830	7,707	4,266	3,668

	624,786	596,117	329,657	307,105

Operating income	52,890	60,294	34,648	32,540
Other income (expense):
Interest and dividend income	749	1,726	312	964
Interest expense	(1,516)	(678)	(654)	(331)
Other income (expense)—net	49	1,045	(53)	122

Income before income taxes	52,172	62,387	34,253	33,295
Income taxes	12,443	18,200	7,043	9,847

Net income	39,729	44,187	27,210	23,448
Less noncontrolling interest in income of VIE	125	96	52	51

Net income attributable to Cubic	$39,604	$44,091	$27,158	$23,397

Net income per share attributable to Cubic
Basic	$1.48	$1.65	$1.02	$0.88
Diluted	$1.48	$1.65	$1.02	$0.88
Dividends per common share	$0.12	$0.12	$0.12	$0.12
Weighted average shares used in per share calculations:
Basic	26,736	26,736	26,736	26,736
Diluted	26,736	26,736	26,736	26,736

See accompanying notes.

Cubic Corporation
Condensed consolidated statements of
comprehensive income (unaudited)

	Six months ended March 31,		Three months ended March 31,
(in thousands)	2013	2012	2013	2012

Net income	$39,729	$44,187	$27,210	$23,448
Other comprehensive income (loss):
Foreign currency translation	(13,313)	8,193	(14,608)	7,846
Net unrealized gain (loss) from cash flow hedges	(3)	2,128	(745)	3,288

Total other comprehensive income (loss)	(13,316)	10,321	(15,353)	11,134

Total comprehensive income	$26,413	$54,508	$11,857	$34,582

Cubic Corporation
Condensed consolidated balance sheets (unaudited)

(in thousands)	March 31, 2013	September 30, 2012

ASSETS
Current assets:
Cash and cash equivalents	$148,605	$212,267
Restricted cash	68,833	68,749
Accounts receivable—net	414,066	350,697
Recoverable income taxes	5,600	7,083
Inventories—net	50,992	52,366
Deferred income taxes and other current assets	16,754	21,564

Total current assets	704,850	712,726

Long-term contract receivables	20,830	22,070
Long-term capitalized contract costs	51,805	26,875
Property, plant and equipment—net	54,732	55,327
Goodwill	185,589	146,933
Purchased intangibles—net	62,930	39,374
Other assets	19,507	23,012

	$1,100,243	$1,026,317

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term borrowings	$25,000	$—
Trade accounts payable	33,322	47,917
Customer advances	92,178	100,764
Accrued compensation and other current liabilities	128,096	108,668
Income taxes payable	7,094	20,733
Current portion of long-term debt	527	4,561

Total current liabilities	286,217	282,643

Long-term debt	52,502	6,942
Other long-term liabilities	67,918	66,390
Shareholders' equity:
Common stock	12,633	12,574
Retained earnings	751,439	715,043
Accumulated other comprehensive loss	(34,464)	(21,148)
Treasury stock at cost	(36,078)	(36,078)

Shareholders' equity related to Cubic	693,530	670,391
Noncontrolling interest in variable interest entity	76	(49)

Total shareholders' equity	693,606	670,342

	$1,100,243	$1,026,317

See accompanying notes.

Cubic Corporation
Condensed consolidated statements of cash flows (unaudited)

	Six months ended March 31,		Three months ended March 31,
(in thousands)	2013	2012	2013	2012

Operating Activities:
Net income	$39,729	$44,187	$27,210	$23,448
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	11,597	11,297	6,879	5,465
Changes in operating assets and liabilities	(107,297)	(95,392)	(63,944)	(30,444)

NET CASH USED IN OPERATING ACTIVITIES	(55,971)	(39,908)	(29,855)	(1,531)

Investing Activities:
Acquisition of businesses, net of cash acquired	(53,272)	—	(20,177)	—
Purchases of property, plant and equipment	(3,861)	(10,150)	(2,438)	(4,901)
Proceeds from sales or maturities of short-term investments	—	17,934	—	10,977

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(57,133)	7,784	(22,615)	6,076

Financing Activities:
Proceeds from short-term borrowings	70,000	—	45,000	—
Principal payments on short-term borrowings	(45,000)	—	(45,000)	—
Proceeds from long-term borrowings	50,000	—	50,000	—
Principal payments on long-term debt	(8,273)	(4,274)	(4,133)	(138)
Dividends paid	(3,208)	(3,208)	(3,208)	(3,208)
Net change in restricted cash	(84)	(68,584)	(313)	(68,584)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	63,435	(76,066)	42,346	(71,930)

Effect of exchange rates on cash	(13,993)	9,808	(15,387)	9,010

NET DECREASE IN CASH AND CASH EQUIVALENTS	(63,662)	(98,382)	(25,511)	(58,375)
Cash and cash equivalents at the beginning of the period	212,267	329,148	174,116	289,141

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	$148,605	$230,766	$148,605	$230,766

Supplemental disclosure of non-cash investing and financing activities:
Liability incurred to acquire NEK	$19,552	$—	$—	$—
Receivable from the seller of NextBus	$682	$—	$682	$—

See accompanying notes.

Cubic Corporation
Notes to condensed consolidated financial statements
(unaudited)
March 31, 2013

Note 1—Basis for presentation

Cubic Corporation ("we", "us", and "Cubic") has prepared the accompanying unaudited condensed consolidated financial statements in accordance with U.S. generally accepted accounting principles (GAAP) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all information and footnotes required by accounting principles generally accepted in the United States for complete financial statements.

In our opinion, all adjustments necessary for a fair presentation of these financial statements have been included, and are of a normal and recurring nature. Operating results for the three-and six- month periods ended March 31, 2013 are not necessarily indicative of the results that may be expected for the year ending September 30, 2013. For further information, refer to the consolidated financial statements and footnotes thereto included in our Annual Report on Form 10-K for the year ended September 30, 2012.

The preparation of the financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

There have been no material changes to our significant accounting policies as compared with the significant accounting policies described in the Annual Report on Form 10-K for the fiscal year ended September 30, 2012, other than the revisions to or addition of the following:

Revenue recognition.

We generate revenue from the sale of products such as mass transit fare collection systems, air and ground combat training systems, and secure communications products. We provide services such as specialized military training exercises, including live, virtual and constructive training exercises and support, and we operate and maintain fare systems for mass transit customers. We classify sales as products or services in our Consolidated Statements of Income based on the attributes of the underlying contracts.

We recognize sales and profits under our long-term fixed-price contracts, which generally require a significant amount of development effort in relation to total contract value, using the cost-to-cost percentage-of-completion method of accounting. We record sales and profits based on the ratio of contract costs incurred to estimated total contract costs at completion. Contract costs include material, labor and subcontracting costs, as well as an allocation of indirect costs. For contracts with the U.S. federal government, general and administrative costs are included in contract costs; however, general and administrative costs are not considered contract costs for any other customers. Costs are recognized as incurred for contracts accounted for under the cost-to-cost percentage-of-completion method.

For certain other long-term, fixed price production contracts not requiring substantial development effort we use the units-of-delivery percentage-of-completion method as the basis to measure progress toward completing the contract and recognizing sales. The units-of delivery measure recognizes revenues as deliveries are made to the customer generally using unit sales values in accordance with the contract terms. Costs of sales are recorded as deliveries are made. We estimate profit as the difference between total estimated revenue and total estimated cost of a contract and recognize that profit over the life of the contract based on deliveries.

For long-term fixed price contracts, we only include amounts representing contract change orders, claims or other items in the contract value when they can be reliably estimated and we consider realization probable. Changes in estimates of sales, costs and profits are recognized using the cumulative catch-up method of accounting. This method recognizes in the current period the cumulative effect of the changes on current and prior periods. A significant change in one or more of these estimates could have a material effect on our consolidated financial position or results of operations.

We record sales under cost-reimbursement-type contracts as we incur the costs. The Federal Acquisition Regulations provide guidance on the types of costs that we will be reimbursed in establishing the contract price. We consider incentives or penalties and awards applicable to performance on contracts in estimating sales and profits, and record them when there is sufficient information to assess anticipated contract performance. We do not recognize incentive provisions that increase or decrease earnings based solely on a single significant event until the event occurs.

We occasionally enter into contracts that include multiple deliverables such as the construction or upgrade of a system and subsequent services to operate and maintain the delivered system. For multiple element contracts that were entered prior to October 1, 2009, a delivered item was considered a separate unit of accounting when it had value to the customer on a standalone basis and there was objective and reliable evidence of the fair value of the undelivered items. For contracts where we are unable to conclude there were separate units of accounting, we combine the deliverables and recognize revenue once the final item has been delivered or, if the final element is a service, over the period of performance.

We elected to adopt authoritative accounting guidance for multiple-element arrangements effective October 1, 2009 on a prospective basis. This guidance affected the accounting conclusion as to whether a deliverable under a contract is considered a separate unit of accounting, and also affected the method that is used to allocate arrangement consideration to each separate unit of accounting. The new guidance eliminates the requirement for objective and reliable evidence of fair value to exist for the undelivered items in order for a delivered item to be treated as a separate unit of accounting. The new guidance also requires arrangement consideration to be allocated at the inception of the arrangement to all deliverables using the relative-selling-price method and eliminates the use of the residual method of allocation. Under the relative-selling-price method, the selling price for each deliverable is determined using vendor specific objective evidence (VSOE) of selling price or third-party evidence of selling price if VSOE does not exist. If neither VSOE nor third-party evidence of selling price exists for a deliverable, which is typically the case for our contracts, the guidance requires us to determine the best estimate of the selling price, which is the price at which we would sell the deliverable if it were sold on a standalone basis. In estimating the selling price of the deliverable on a standalone basis, we consider our overall pricing models and objectives, including the factors we contemplate in negotiating our contracts with our customers. The pricing models and objectives that we use are generally based upon a cost-plus margin approach, with the estimated margin based in part on qualitative factors such as perceived customer pricing sensitivity and competitive pressures.

Once the contract value is allocated to the separate deliverables under a multiple-element arrangement, revenue recognition guidance relevant to each contractual element is followed. For example, for the long-term construction portion of a contract we use the percentage-of completion method and for the services portion we recognize the service revenues on a straight-line basis over the contractual service period or based on measurable units of work performed or incentives earned. Revenue under our service contracts with the U.S. government is recorded under the cost-to cost percentage-of-completion method. Award fees and incentives related to performance under these service contracts are accrued during the performance of the contract based on our historical experience and estimates of success with such awards.

Revenue under contracts for services other than those with the U.S. government and those associated with design, development, or production activities is recognized either as services are performed or when a contractually required event has occurred, depending on the contract. For such contracts that contain measurable units of work performed we recognize sales when the units of work are completed. Certain of our transportation systems service contracts contain service level or system usage incentives, for which we recognize revenues when the incentive award is fixed or determinable. These contract incentives are generally based upon monthly service levels or monthly performance and become fixed or determinable on a monthly basis. However, one of our transportation systems service contracts contains annual system usage incentives which are based upon system usage compared to annual baseline amounts. For this contract the annual system usage incentives are not considered fixed or determinable until the end of the contract year for which the incentives are measured, which falls within the second quarter of our fiscal year. Revenue under such contracts that do not contain measurable units of work performed, which is generally the case for our service contracts, is recognized on a straight-line basis over the contractual service period, unless evidence suggests that the revenue is earned, or obligations fulfilled, in a different manner. Costs incurred under these services contracts are expensed as incurred.

We make provisions in the current period to fully recognize any anticipated losses on contracts. If we receive cash on a contract prior to revenue recognition or in excess of inventoried costs, we classify it as a customer advance on the balance sheet.

Recognizing assets acquired and liabilities assumed in business combinations.

Acquired assets and assumed liabilities are recognized in a business combination on the basis of their fair values at the date of acquisition. We assess fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, using a variety of methods including income approaches such as present value techniques or cost approaches such as the estimation of current selling prices and replacement values. Fair value of the assets acquired and liabilities assumed, including intangible assets, and contingent payments, are measured based on the assumptions and estimations with regards to the variable factors such as the amount and timing of future cash flows for the asset or liability being measured, appropriate risk-adjusted discount rates, nonperformance risk, or other factors that market participants would consider. Upon acquisition, we determine the estimated economic lives of the acquired intangible assets for amortization purposes, which are based on the underlying expected cash flows of such assets. Adjustments to inventory are based on the fair market value of inventory and amortized into income based on the period in which the underlying inventory is sold. Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Actual results may vary from projected results and assumptions used in the fair value assessments.

Stock-based compensation

Restricted stock units awards (RSUs) are granted to eligible employees and directors and represent rights to receive shares of common stock at a future date if vesting occurs. RSUs granted to date have either time-based vesting or performance-based vesting. Compensation expense for all restricted stock unit awards is measured at fair value at the grant date and recognized based upon the number of RSUs that ultimately vest. We determine the fair value of RSUs based on the closing market price of our common stock on the grant date. The grant date of the performance-based RSUs takes place when the grant is authorized and the specific achievement goals are communicated.

Compensation expense for time-based vesting awards is recorded on a straight-line basis over the requisite service period, adjusted by estimated forfeiture rates. Vesting of performance-based RSUs is tied to achievement of specific company goals over the measurement period. For all performance-based RSUs granted to date, the measurement period is October 1, 2012 through September 30, 2015. For purposes of measuring compensation expense for performance-based RSUs, at each reporting date we estimate the number of shares for which vesting is deemed probable based on management's expectations regarding achievement of the relevant performance criteria, adjusted by estimated forfeiture rates. Compensation expense for the number of shares ultimately expected to vest is recognized on a straight-line basis over the requisite service period for the performance-based RSUs. The recognition of compensation expense associated with performance-based RSUs requires judgment in assessing the probability of meeting the performance goals. For performance-based RSUs, there may be significant expense recognition or reversal of recognized expense in periods in which when there are changes in the assessed probability of meeting performance-based vesting criteria.

Net income per share

Basic net income per share (EPS) is computed by dividing the net income for the period by the weighted average number of common shares outstanding during the period, including vested RSUs.

Diluted EPS is computed by dividing the net income for the period by the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares consist of dilutive restricted stock units. Dilutive restricted stock units are calculated based on the average share price for each fiscal period using the treasury stock method. For RSUs with performance-based vesting, no common equivalent shares are included in the computation of diluted EPS until the related performance criteria have been met. For the quarter and six-month period ended March 31, 2013, none of the restricted stock units are dilutive based upon the treasury stock method calculations.

 Note 2—Acquisitions

NEK

On December 14, 2012, Cubic acquired from NEK Advanced Securities Group, Inc. (Seller) the customer contracts and operating assets of NEK Special Programs Group LLC (NEK), which consists of the Seller's Special Operation Forces training business based in Fayetteville, North Carolina and Colorado Springs, Colorado. This acquisition will expand the scope of services and customer base of our Mission Support Services (MSS) segment. In connection with the acquisition, we hired more than 200 employees of the Seller's Special Operations Forces training business. This transaction has been accounted for as a business combination. The results of the acquired operations have been included in our condensed consolidated financial statements since the acquisition date. For the three months ended March 31, 2013 the amount of NEK's net sales and net loss after taxes included in our consolidated statement of income were $9.1 million and $0.3 million, respectively. For the six months ended March 31, 2013 the amounts of NEK's net sales and net loss after taxes were $9.6 million and $0.3 million respectively. Included in the NEK operating results are $0.4 million in transaction related costs incurred during the six months ended March 31, 2013.

The acquisition agreement states that the cost of the acquisition will total $52.0 million, adjusted by the difference between the net working capital acquired and targeted working capital amounts, less amounts that will not be due if certain future events fail to occur. The acquisition-date fair value of consideration transferred is estimated to be $52.6 million. In December 2012, we paid cash of $33.1 million. We have recorded a current liability of approximately $19.5 million as an estimate of additional cash consideration that will be due to the Seller. The timing of the payment of $7.8 million of the additional cash consideration will be accelerated if the Seller causes certain events to occur, but will ultimately be paid over the passage of time regardless of whether these events occur. Approximately $11.7 million of the additional cash consideration is contingent upon future events, including the novation of certain of the Seller's contracts to NEK. We have estimated the fair value of the contingent consideration using a probability-weighted discounted cash flow model. We have estimated that the probability of payment of any amounts less than the maximum possible additional cash consideration of $11.7 million is remote, and we have estimated that the contingent consideration amounts will be paid within six to nine months of the acquisition date. As such, we have estimated that the fair value of the additional cash consideration approximates the maximum possible contingent payments to the Seller of $11.7 million.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date (in millions):

Customer relationships	$13.3
Corporate trade names	4.9
Non-compete agreements	0.2
Accounts receivable—billed	3.1
Accounts receivable—unbilled	7.7
Accounts payable	(3.0)
Other net liabilities assumed	(0.4)

Net identifiable assets acquired	25.8
Goodwill	26.8

Net assets acquired	$52.6

The estimated fair values of the assets acquired and liabilities assumed, including the fair value of purchased intangibles, are preliminary estimates pending the finalization of our valuation analyses. The estimated fair value of the accounts receivable and accounts payable will be finalized as further information is received from the Seller regarding these items.

The goodwill resulting from the acquisition consists primarily of the synergies expected from combining the operations of NEK and our MSS business and the acquired assembled workforce. The anticipated synergies include the ability to expand services offerings and cost reductions. The amount recorded as goodwill is allocated to our MSS segment and is expected to be deductible for tax purposes. The intangible assets, which include trade names, customer relationships, and non-compete agreements, will be amortized using a combination of straight-line and accelerated methods based on the expected cash flows from the assets, over a weighted average useful life of four years from the date of acquisition.

Based upon the preliminary estimate of the fair value of identifiable intangible assets, the estimated amortization expense related to the intangible assets recorded in connection with our acquisition of NEK for fiscal years 2013 through 2017 is as follows (in millions):

Year ended September 30,

2013	$3.0
2014	3.4
2015	2.9
2016	2.4
2017	1.9

The preliminary estimated fair values of purchased intangibles were determined using the valuation methodology deemed to be the most appropriate for each type of asset being valued. Each of the valuation methodologies used were various methods under the income approach. The trade names valuation used the relief from royalty approach. The customer relationships valuation used the excess earnings approach and the non-compete agreements valuation used the with and without approach.

NextBus

On January 24, 2013, Cubic acquired all of the outstanding capital stock of NextBus, Inc. (NextBus) from Webtech Wireless, Inc. (Webtech). NextBus provides products and services to transit agencies which provide real-time passenger information to transit passengers, expanding the portfolio of services and customer base of our Cubic Transportation Systems (CTS) segment. This transaction has been accounted for as a business combination. The results of the acquired NextBus operations have been included in our condensed consolidated financial statements since the acquisition date. For the quarter and six months ended March 31, 2013 the amounts of NextBus' net sales and net loss after taxes included in our consolidated statement of income were $1.5 million and $0.3 million respectively. NextBus incurred $0.2 million in transaction related costs in the quarter ended March 31, 2013.

The purchase agreement states that the cost of the acquisition will total $20.7 million, adjusted by the difference between the net working capital acquired and targeted working capital amounts. The acquisition-date fair value of consideration transferred is estimated to be $20.0 million which approximates the net cash paid.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date (in millions):

Customer relationships	$8.8
Accounts receivable, net	2.2
Backlog	1.7
Acquired technology	1.3
Corporate trade names	1.0
Accounts payable and accrued expenses	(1.2)
Deferred tax liabilities, net	(4.7)
Other net liabilities assumed	(1.4)

Net identifiable assets acquired	7.7
Goodwill	12.3

Net assets acquired	$20.0

The estimated fair values of the assets acquired and liabilities assumed, including the fair value of purchased intangibles, and net deferred tax liabilities are preliminary estimates pending the finalization of our valuation analyses. The net deferred tax liabilities were primarily recorded to reflect the tax impact of the identified intangible assets that will not generate tax deductible amortization expense. The estimated fair value of the accounts receivable and accounts payable will be finalized as further information is received from Webtech regarding these items.

The goodwill resulting from the acquisition consists primarily of the synergies expected from combining the operations of NextBus and our CTS business and the acquired assembled workforce. The anticipated synergies include the ability to expand services offerings and cost reductions. The amount recorded as goodwill will be allocated to our CTS segment and is not expected to be deductible for tax purposes.

The intangible assets, which include customer relationships, backlog, corporate trade names, and acquired technology, will be amortized using a combination of accelerated and straight-line based on the expected cash flows from the assets, over a weighted average useful life of 5 years from the date of acquisition. Based upon the preliminary estimate of the fair value of identifiable intangible assets, the estimated amortization expense related to the intangible assets recorded in connection with our acquisition of NextBus for fiscal years 2013 through 2017 is as follows (in millions):

Year ended September 30,

2013	$1.2
2014	1.6
2015	1.5
2016	1.4
2017	1.3

The preliminary estimated fair values of purchased intangibles were determined using the valuation methodology deemed to be the most appropriate for each type of asset being valued. Each of the valuation methodologies used were various methods under the income approach. The customer relationships and backlog valuations used the excess earnings approach. The trade names and technology valuations used the relief from royalty approach.

The following unaudited pro forma information presents our consolidated results of operations as if NextBus and NEK had been included in our consolidated results since October 1, 2011 (in millions):

	Six months ended March 31,		Three months ended March 31,
	2013	2012	2013	2012

Net sales	$691.0	$680.6	$364.7	$351.4
Net income attributable to Cubic	$40.3	$45.1	$26.9	$23.9

The pro forma information includes adjustments to give effect to pro forma events that are directly attributable to the acquisitions and have a continuing impact including the amortization of purchased intangibles and the elimination of interest expense for the repayment of debt. No adjustments were made for transaction expenses, other adjustments that do not reflect ongoing operations or for operating efficiencies or synergies. The pro forma financial information is not necessarily indicative of what the consolidated financial results of our operations would have been had the acquisition been completed on October 1, 2011, and it does not purport to project our future operating results.

Note 3—Balance sheet details

The components of accounts receivable are as follows (in thousands):

	March 31, 2013	September 30, 2012

Trade and other receivables	$21,060	$17,543
Long-term contracts:
Billed	108,774	91,132
Unbilled	305,713	264,555
Allowance for doubtful accounts	(651)	(463)

Total accounts receivable	434,896	372,767
Less estimated amounts not currently due	(20,830)	(22,070)

Current accounts receivable	$414,066	$350,697

The amount classified as not currently due is an estimate of the amount of long-term contract accounts receivable that will not be collected within one year from March 31, 2013 under transportation systems contracts in the U.S. and Australia. The non-current balance at September 30, 2012 represented non-current amounts due from customers under transportation systems contracts in the same locations.

Inventories consist of the following (in thousands):

	March 31, 2013	September 30, 2012

Work in process and inventoried costs under long-term contracts	$71,885	$78,796
Customer advances	(21,601)	(27,288)
Raw material and purchased parts	708	858

Net inventories	$50,992	$52,366

Pursuant to contract provisions, agencies of the U.S. government and certain other customers have title to, or security interest in, inventories related to such contracts as a result of advances, performance-based payments, and progress payments. Contract advances, performance-based payments and progress payments received are recorded as an offset against the related inventory balances for contracts that that are accounted for on a percentage-of-completion basis using units-of-delivery as the basis to measure progress toward completing the contract. This determination is performed on a contract by contract basis. Any amount of payments received in excess of the cumulative amount of accounts receivable and inventoried costs for a contract is classified as advanced payments, which is classified as a liability on the balance sheet.

At March 31, 2013, work in process and inventoried costs under long-term contracts includes approximately $1.6 million in costs incurred outside the scope of work or in advance of a contract award compared to $1.9 million at September 30, 2012. We believe it is probable that we will recover these costs, plus a profit margin, under contract change orders or awards within the next year.

Long-term capitalized contract costs include costs incurred on a contract to develop and manufacture a transportation fare system for a customer for which revenue will not begin to be recognized until the system has been delivered.

Note 4—Fair value of financial instruments

We carry financial instruments including cash equivalents, accounts receivable, short-term borrowings, accounts payable and accrued liabilities at cost, which we believe approximates fair value because of the short-term maturity of these instruments. Receivables consist primarily of amounts due from U.S. and foreign governments for defense products and local government agencies for transportation systems. Due to the nature of our customers, we generally do not require collateral. We have limited exposure to credit risk as we have historically collected substantially all of our receivables from government agencies.

The valuation techniques required for fair value accounting are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect internal market assumptions. The two types of inputs create the following fair value hierarchy:

•
Level 1—Quoted prices for identical instruments in active markets.

•
Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

•
Level 3—Significant inputs to the valuation model are unobservable.

The following table presents assets and liabilities measured and recorded at fair value on our Condensed Consolidated Balance Sheets on a recurring basis (in thousands). The fair value of cash equivalents approximates their cost. Derivative financial instruments related to foreign currency forward contracts are measured at fair value, the material portions of which are based on active or inactive markets for identical or similar instruments or model-derived valuations whose inputs are observable. Where model-derived valuations are appropriate, we use the applicable credit spread as the discount rate. Credit risk related to derivative financial instruments is considered minimal and is managed by requiring high credit standards for counterparties and through periodic settlements of positions.

The fair value of our contingent consideration obligation to the Seller of NEK is revalued to its fair value each period and any recorded increase or decreases is recorded into selling, general and administrative expense. Any changes in the assumed timing and amount of the probability of payment scenarios could impact the fair value. We have estimated the fair value of the contingent consideration using a probability-weighted discounted cash flow model. We have estimated that the probability of payment of any amounts less than the maximum possible additional cash consideration of $11.7 million is remote, and we have estimated that the contingent consideration amounts will be due within six to nine months of the acquisition date. As such, we have estimated that the fair value of the additional cash consideration approximates the maximum possible contingent payments to the Seller of $11.7 million. There was no change in the fair value of the contingent consideration between the date of the acquisition of NEK and March 31, 2013; therefore, there has been no change in contingent consideration recorded in operations. Significant judgment is employed in determining the appropriateness of these assumptions as of the acquisition date and each subsequent period. Accordingly, changes in the assumptions described above can materially impact the amount of contingent consideration expense we record in any period.

	March 31, 2013
	Level 1	Level 2	Level 3	Total

Assets
Cash equivalents	$115,214	$—	$—	$115,214
Current derivative assets	—	2,827	—	2,827
Noncurrent derivative assets	—	5,303	—	5,303

Total assets measured at fair value	$115,214	$8,130	$—	$123,344

Liabilities
Current derivative liabilities	$—	$6,809	$—	$6,809
Noncurrent derivative liabilities	—	7,170	—	7,170
Contingent consideration to Seller of NEK	—	—	11,684	11,684

Total liabilities measured at fair value	$—	$13,979	$11,684	$25,663

	September 30, 2012
	Level 1	Level 2	Level 3	Total

Assets
Cash equivalents	$171,300	$—	$—	$171,300
Current derivative assets	—	3,779	—	3,779
Noncurrent derivative assets	—	3,713	—	3,713

Total assets measured at fair value	$171,300	$7,492	$—	$178,792

Liabilities
Current derivative liabilities	$—	$6,839	$—	$6,839
Noncurrent derivative liabilities	—	6,498	—	6,498

Total liabilities measured at fair value	$—	$13,337	$—	$13,337

Long-term debt and short-term borrowings are carried at amortized cost. The fair values of long-term debt and short-term borrowings are calculated by discounting the value of the note based on market interest rates for similar debt instruments, which is a Level 2 valuation technique. At March 31, 2013, the fair value of our long-term debt was estimated to be approximately $53.8 million compared to a carrying value of $53.0 million. At September 30, 2012, the fair value of our long-term debt was estimated to be approximately $12.5 million compared to a carrying value of $11.5 million. The estimated fair value of our short-term borrowings at March 31, 2013 approximates carrying value.

Note 5—Financing arrangements

We have a committed revolving credit agreement with a group of financial institutions in the amount of $200.0 million, expiring in May 2017 (Revolving Credit Agreement). The available line of credit on the Revolving Credit Agreement is reduced by any letters of credit issued under the agreement. As of March 31, 2013, there were borrowings of $25.0 million outstanding under this agreement. Our borrowings under the Revolving Credit Agreement bear interest at a variable rate (1.6% at March 31, 2013). In addition, there were letters of credit outstanding under the Revolving Credit Agreement totaling $43.6 million, which reduce the available line of credit to $131.4 million.

We have a secured letter of credit facility agreement with a bank (Secured Letter of Credit Facility) which expires in March 2014. At March 31, 2013, there were letters of credit outstanding under this agreement of $60.5 million. In support of the Secured Letter of Credit Facility, we placed $68.8 million of our cash on deposit in the U.K. as collateral in a restricted account with the bank providing the facility. We are required to leave the cash in the restricted account so long as the bank continues to maintain associated letters of credit under the facility. The maximum amount of letters of credit currently allowed by the facility is $62.6 million, and any increase above this amount would require bank approval and additional restricted funds to be placed on deposit. We may choose at any time to terminate the facility and move the associated letters of credit to another credit facility. Letters of credit outstanding under the Secured Letter of Credit Facility do not reduce the available line of credit available under the Revolving Credit Agreement.

On March 12, 2013, we entered into a note purchase and private shelf agreement pursuant to which we agreed to issue $100.0 million of senior unsecured notes, bearing interest at a rate of 3.35% and maturing on March 12, 2025. Notes with an aggregate principal amount of $50.0 million were purchased on March 12, 2013. Notes with the remaining aggregate principal amount of $50.0 million were purchased on April 23, 2013. In addition, pursuant to the agreement, we may from time to time issue and sell, and the purchasers may in their sole discretion purchase, within the next three years, additional senior notes in aggregate principal amount of up to $25.0 million that will have terms, including interest rate, as we and the purchasers may agree upon at the time of issuance.

Note 6—Pension plans

The components of net periodic pension cost (benefit) are as follows (in thousands):

	Six months ended March 31,		Three months ended March 31,
	2013	2012	2013	2012

Service cost	$276	$254	$136	$127
Interest cost	4,461	4,782	2,217	2,391
Expected return on plan assets	(5,834)	(5,046)	(2,900)	(2,523)
Amortization of actuarial loss	907	796	450	398
Administrative expenses	38	42	19	21

Net pension cost (benefit)	$(152)	$828	$(78)	$414

Note 7—Stockholders' equity

Long term equity incentive plan

On March 21, 2013, the Executive Compensation Committee of the Board of Directors approved a long-term equity incentive award program and awarded 264,549 RSUs with time-based vesting and 161,962 RSUs with performance-based vesting to certain officers, directors and management. Each RSU represents a contingent right to receive one share of our common stock. Dividend equivalent rights accrue with respect to the RSUs when and as dividends are paid on our common stock and vest proportionately with the RSUs to which they relate. Vested shares will be delivered to the recipient following each vesting date.

The RSUs with time-based vesting will vest in four equal installments on each of October 1, 2013, 2014, 2015 and 2016, subject to the recipient's continued service through such date.

The performance period for the performance-based vesting RSUs granted on March 21, 2013 is the period from October 1, 2012 to September 30, 2015. Recipients of the performance-based vesting RSUs will be eligible to vest in the RSUs at the end of the three-year performance period based on Cubic's achievement of performance goals established by the Executive Compensation Committee over the performance period, subject to the recipient's continued service through September 30, 2015. The vesting of 50% of the performance-based RSUs is contingent upon Cubic meeting specified sales growth targets during the performance period and vesting of 50% of the performance based RSUs is contingent upon Cubic meeting return on equity targets for the performance period. Cubic's sales growth achievement and/or return on equity achievement for the performance period will determine the percentage of the RSUs that will vest.

Through March 31, 2013, Cubic has granted 426,511 restricted stock units of which none have vested or been forfeited. The restricted stock units have a weighted-average grant date fair value of $43.76 per share, which represents the fair market value of one share of our common stock at the grant date. At March 31, 2013, the total number of RSUs that are ultimately expected to vest, after consideration of expected forfeitures and estimated vesting of performance-based RSUs is 227,177.

Note 8—Stock-based compensation

Compensation expense related to stock-based awards was $0.1 million for the three-month period ended March 31, 2013.

As of March 31, 2013, there was $18.6 million of unrecognized compensation cost related to unvested RSUs. This amount is expected to be recognized over a weighted-average period of 1.6 years. Based upon the expected forfeitures and the expected vesting of performance based RSUs, the aggregate fair value of RSUs expected to ultimately vest is $9.9 million.

We are required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods on a cumulative basis in the period the estimated forfeiture rate changes for all stock-based awards when significant events occur. We consider our historical experience with employee turnover as the basis to arrive at our estimated forfeiture rate. The forfeiture rate was estimated to be 12% as of March 31, 2013. To the extent the actual forfeiture rate is different from what we have estimated, stock-based compensation related to these awards will be different from our expectations.

Note 9—Income taxes

Our effective tax rate for the six months ended March 31, 2013 is lower than the U.S. federal statutory tax rate primarily due to the amount of income earned in foreign tax jurisdictions that is taxed at lower rates than the U.S. federal statutory tax rate and reinstatement of the

U.S. federal research and development tax credit included in the American Taxpayer Relief Act of 2012, which was signed into law on January 2, 2013.

Our effective tax rate for the six months ended March 31, 2013 was 24% as compared to 29% for the year ended September 30, 2012. The effective tax rate for the six months ended March 31, 2013 benefitted from the retroactive extension of the federal research and development tax credit.

The amount of unrecognized tax benefits was $8.9 million as of March 31, 2013 and $8.3 million as of September 30, 2012, exclusive of interest and penalties. At March 31, 2013, the amount of unrecognized tax benefits from permanent tax adjustments that, if recognized, would favorably impact the effective rate was $6.8 million. During the next 12 months, it is reasonably possible that resolution of reviews by taxing authorities, both domestic and international, could be reached with respect to approximately $4.8 million of the unrecognized tax benefits depending on the timing of examinations and expiration of statute of limitations, either because our tax positions are sustained or because we agree to their disallowance and pay the related income tax.

We are subject to ongoing audits from various taxing authorities in the jurisdictions in which we do business. As of March 31, 2013, the tax years open under the statute of limitations in significant jurisdictions include 2007-2011 in the U.K., 2007-2011 in New Zealand and 2008-2011 in the U.S. We have effectively settled all tax matters with the IRS for fiscal years prior to fiscal year 2011. We believe we have adequately provided for uncertain tax issues that have not yet resolved with federal, state and foreign tax authorities.

Note 10—Derivative instruments and hedging activities

In order to manage our exposure to fluctuations in interest and foreign currency exchange rates we utilize derivative financial instruments such as forward starting swaps and foreign currency forwards. We do not use any derivative financial instruments for trading or other speculative purposes.

All derivatives are recorded at fair value, however, the classification of gains and losses resulting from changes in the fair values of derivatives are dependent on the intended use of the derivative and its resulting designation. If a derivative is designated as a fair value hedge, then a change in the fair value of the derivative is offset against the change in the fair value of the underlying hedged item and only the ineffective portion of the hedge, if any, is recognized in earnings. If a derivative is designated as a cash flow hedge, then the effective portion of a change in the fair value of the derivative is recognized as a component of accumulated other comprehensive income until the underlying hedged item is recognized in earnings, or the forecasted transaction is no longer probable of occurring. If a derivative does not qualify as a highly effective hedge, any change in fair value is immediately recognized in earnings. We formally document all hedging relationships for all derivative hedges and the underlying hedged items, as well as the risk management objectives and strategies for undertaking the hedge transactions. We classify the fair value of all derivative contracts as current or non-current assets or liabilities, depending on the realized and unrealized gain or loss position of the hedged contract at the balance sheet date, and the timing of future cash flows. The cash flows from derivatives treated as hedges are classified in the Condensed Consolidated Statements of Cash Flows in the same category as the item being hedged.

The following table shows the notional principal amounts of our outstanding derivative instruments as of March 31, 2013 and September 30, 2012 (in thousands):

	Notional principal
	March 31, 2013	September 30, 2012

Instruments designated as accounting hedges:
Foreign currency forwards	$380,823	$382,500
Forward starting swap	58,415	58,415
Instruments not designated as accounting hedges:
Foreign currency forwards	7,430	5,945

The notional principal amounts for outstanding derivative instruments provide one measure of the transaction volume outstanding and do not represent the amount of our exposure to credit or market loss. Credit risk represents our gross exposure to potential accounting loss on derivative instruments that are outstanding or unsettled if all counterparties failed to perform according to the terms of the contract, based on then-current interest or currency exchange rates at each respective date. Our exposure to credit loss and market risk will vary over time as a function of interest and currency exchange rates. The amount of credit risk from derivative instruments and hedging activities was not material for the periods ended March 31, 2013 and September 30, 2012. Although the table above reflects the notional principal amounts of our forward starting swaps and foreign exchange instruments, it does not reflect the gains or losses associated with the exposures and transactions that the forward starting swaps and foreign exchange instruments are intended to hedge. The amounts ultimately realized upon settlement of these financial instruments, together with the gains and losses on the underlying exposures, will depend on actual market conditions during the remaining life of the instruments.

We generally enter into master netting arrangements, which reduce credit risk by permitting net settlement of transactions with the same counterparty. We present our derivative assets and derivative liabilities at their gross fair values. We did not have any derivative instruments with credit-risk related contingent features that would require it to post collateral as of March 31, 2013 or September 30, 2012.

The table below presents the fair value of our derivative financial instruments that qualify for hedge accounting as well as their classification in the Condensed Consolidated Balance Sheets as of March 31, 2013 and September 30, 2012 (in thousands):

		Fair value
	Balance sheet location	March 31, 2013	September 30, 2012

Asset derivatives:
Foreign currency forwards	Other current assets	$2,827	$3,779
Foreign currency forwards	Other noncurrent assets	5,303	3,713

		$8,130	$7,492

Liability derivatives:
Foreign currency forwards	Other current liabilities	$6,809	$6,839
Foreign currency forwards	Other noncurrent liabilities	7,006	6,407
Forward starting swap	Other noncurrent liabilities	164	91

Total		$13,979	$13,337

The tables below present gains and losses recognized in other comprehensive income (OCI) for the three and six months ended March 31, 2013 and 2012 related to derivative financial instruments designated as cash flow hedges, as well as the amount of gains and losses reclassified into earnings during those periods (in thousands):

	Six months ended
	March 31, 2013		March 31, 2012
Derivative type	Gains (losses) recognized in OCI	Gains (losses) reclassified into earnings— effective portion	Gains (losses) recognized in OCI	Gains (losses) reclassified into earnings— effective portion

Foreign currency forwards	$(1,892)	$(2,052)	$(5,572)	$(8,846)
Forward starting swap	(164)	—	—	—

	Three months ended
	March 31, 2013		March 31, 2012
Derivative type	Gains (losses) recognized in OCI	Gains (losses) reclassified into earnings— effective portion	Gains (losses) recognized in OCI	Gains (losses) reclassified into earnings— effective portion

Foreign currency forwards	$(1,435)	$20	$(623)	$(5,681)
Forward starting swap	309	—	—	—

The amount of gains and losses from derivative instruments and hedging activities classified as not highly effective did not have a material impact on the results of operations for the three and six months ended March 31, 2013 and 2012. The amount of estimated unrealized net losses from cash flow hedges which are expected to be reclassified to earnings in the next twelve months is $2.6 million, net of income taxes.

Forward starting swap

In connection with a transportation systems contract that we entered in December 2011 with the Chicago Transit Authority, we will incur significant costs to develop the customer's fare collection system before we begin receiving payments under the contract. In order to finance certain of these costs, we plan to issue approximately $83 million of 10-year fixed rate debt on or about January 1, 2014. We are concerned that market interest rates for the 10-year forward period of January 1, 2014 to January 1, 2024 will change through January 1, 2014, exposing the LIBOR benchmark component of each of the 20 projected semi-annual interest cash flows of that future 10-year period to risk of variability. Therefore, in July 2012 we entered into a forward-starting 10-year swap contract with a bank to reduce the interest rate variability exposure of the projected interest cash flows. The forward-starting swap has a notional amount of $58.4 million, a termination date of January 1, 2014 and a pay 1.698% fixed rate, receive 3-month LIBOR, with fixed rate payments due semi-annually on the first day each June and December commencing June 1, 2014 through December 2023, floating payments due quarterly on the first day of each quarter commencing March 1, 2014 through December 2023, and floating reset dates two days prior to the first day of each calculation period. The swap contracts accrual period, January 1, 2014 to December 1, 2023 is designed to match the tenor of the planned debt issuance.

Foreign currency forwards

In order to limit our exposure to foreign currency exchange rate risk we generally hedge those commitments greater than $50,000 by using foreign currency exchange forward and option contracts that are denominated in currencies other than the functional currency of the subsidiary responsible for the commitment, typically the British pound, Canadian dollar, Singapore dollar, euro, Swedish krona, New Zealand dollar and Australian dollar. These contracts are designed to be effective hedges regardless of the direction or magnitude of any foreign currency exchange rate change, because they result in an equal and opposite income or cost stream that offsets the change in the value of the underlying commitment.

 Note 11—Segment information

Business segment financial data is as follows (in millions):

	Six months ended March 31,		Three months ended March 31,
	2013	2012	2013	2012

Sales:
Transportation Systems	$257.4	$257.5	$138.8	$131.7
Mission Support Services	235.6	234.4	122.2	126.9
Defense Systems	184.4	164.0	103.2	80.7
Other	0.3	0.5	0.1	0.3

Total sales	$677.7	$656.4	$364.3	$339.6

Operating income (loss):
Transportation Systems	$45.4	$41.3	$32.2	$23.4
Mission Support Services	7.8	9.1	3.6	4.6
Defense Systems	1.5	12.1	0.3	6.1
Unallocated corporate expenses and other	(1.8)	(2.2)	(1.5)	(1.6)

Total operating income	$52.9	$60.3	$34.6	$32.5

Depreciation and amortization:
Transportation Systems	$1.5	$1.7	$1.0	$0.8
Mission Support Services	6.5	6.5	3.4	3.0
Defense Systems	2.9	2.5	2.1	1.3
Other	0.7	0.6	0.4	0.4

Total depreciation and amortization	$11.6	$11.3	$6.9	$5.5

Changes in estimates on contracts for which revenue is recognized using the cost-to-cost-percentage-of-completion method increased operating profit by approximately $3.1 million and $7.1 million in the three months ended March 31, 2013 and March 31, 2012, respectively and increased operating profit by approximately $3.6 million and $7.8 million for the six months ended March 31, 2013 and March 31, 2012, respectively. These adjustments increased net income by approximately $2.5 million ($0.10 per share) and $4.9 million ($0.19 per share) in the three months ended March 31, 2013 and March 31, 2012, respectively, and increased net income by approximately $3.1 million ($0.12 per share) and $5.4 million ($0.20 per share) in the six months ended March 31, 2013 and March 31, 2012, respectively.

Certain of our transportation systems service contracts contain service level or system usage incentives, for which we recognize revenues when the incentive award is fixed or determinable. These contract incentives are generally based upon monthly service levels or monthly performance and become fixed or determinable on a monthly basis. However, one of our transportation systems service contracts contains annual system usage incentives which are based upon system usage compared to annual baseline amounts. For this contract the annual system usage incentives are not considered fixed or determinable until the end of the contract year for which the incentives are measured, which falls within the second quarter of our fiscal year. During the quarters ended March 31, 2013 and 2012 we recognized sales of $13.2 million and $12.2 million, respectively related to annual system usage incentives on this transportation contract which resulted in additional operating income of the same amounts in these respective periods.

In March 2013, our CDS business implemented a restructuring plan to reduce global employee headcount by approximately 150 in order to rebalance our resources with work levels that have declined due to recent delays in contract awards and contract funding. CDS incurred a resulting restructuring charge of $6.1 million in the second quarter of fiscal 2013. The total costs of the restructuring plan are not expected to be significantly greater than the charges incurred to date.

The following table presents a rollforward of our restructuring liability as of March 31, 2013, which is included within accrued compensation and other current liabilities within our Condensed Consolidated Balance Sheets (in millions):

Restructuring liability employee separation

Liability as of December 31, 2012	$—
Accrued costs	6.1
Cash payments	(0.5)

Liability as of March 31, 2013	$5.6

Certain restructuring costs are based upon estimates. Actual amounts paid may ultimately differ from these estimates. If additional costs are incurred or recognized amounts exceed costs, such changes in estimates will be recognized when incurred.

Note 12—Legal matters

In 1997, the Ministry of Defense for the Armed Forces of the Islamic Republic of Iran obtained a U.S. District Court judgment enforcing an arbitration award in its favor against us of $2.8 million, plus arbitration costs and interest related to a contract awarded to us by Iran in 1977. Both parties appealed to the 9th Circuit Court of Appeals. In December 2011, a decision was handed down upholding the arbitration award and requiring the district court to resolve outstanding issues related to the amount of interest to be paid and whether the plaintiff should be awarded attorney's fees. Under a 1979 Presidential executive order, all transactions by U.S. citizens with Iran are prohibited; however, in April 2012 we received a license from the U.S. Treasury Department allowing us to remit the arbitration award and related post-judgment interest owed totaling $8.8 million to the U.S. District Court on April 18, 2012. We had recorded a liability for the judgment amount in periods prior to 2012 and had accrued interest through the date of the payment, so there was no impact on 2012 earnings related to this matter other than interest accrued of $0.2 million. Through September 30, 2012 we did not accrue a liability for any additional pre-judgment interest, as we were unable to estimate a probability of loss for these amounts. In January 2013, the District Court decided in favor of the plaintiff for pre-judgment interest totaling $0.6 million. This amount was recognized as expense in the first quarter of fiscal 2013. On February 15, 2013, this remaining sum was paid to the U.S. District Court, which we believe concluded our involvement in this matter.

In November 2011, we received a claim from a public transit authority customer which alleges that the authority incurred a loss of transit revenue due to the inappropriate and illegal actions of one of our former employees, who has plead guilty to the charges. This individual was employed to work on a contract we acquired in a business combination in 2009 and had allegedly been committing these illegal acts from almost two years prior to our acquisition of the contract, until his arrest in May 2011. The transit system was designed and installed by a company unrelated to us. The claim currently seeks recoupment from us of a total amount of $3.9 million for alleged lost revenue, fees and damages. In March 2012, the county superior court entered a default judgment against our former employee and others for $2.9 million based upon the estimated loss of revenue by the public transit authority customer. In the quarter ended March 31, 2012, we recorded an accrued cost of $2.9 million within general and administrative expense in the transportation systems segment based upon the court's assessment of these losses. We have not recorded expense for any amount in excess of the $2.9 million through March 31, 2013 as no other loss is deemed probable. Insurance may cover all, or a portion, of any losses we could ultimately incur for this matter. However, any potential insurance proceeds will not be recognized in the financial statements until receipt of any such proceeds is assured.

We are not a party to any other material pending proceedings and we consider all other matters to be ordinary proceedings incidental to the business. We believe the outcome of these other proceedings will not have a materially adverse effect on our financial position, results of operations, or cash flows.

2,257,547 shares

Common stock

Prospectus

J.P. Morgan	Credit Suisse

                           , 2013

Part II
Information not required in prospectus

Item 13.    Other expenses of issuance and distribution.

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale of the common stock being registered hereby. Under the Registration Rights Agreement, the selling shareholders will be paying all underwriting discounts and commissions, all fees of counsel for such selling shareholders and 15% of all other expenses set forth below, up to a maximum of $225,000, and we will pay the remaining expenses. All amounts are estimates except the Securities and Exchange Commission (SEC) registration fee and the FINRA filing fee.

SEC registration fee	$17,050
FINRA filing fee	$19,250
Printing and engraving expenses	$150,000
Legal fees and expenses	$800,000
Accounting fees and expenses	$250,000
Transfer agent and registrar fees	$5,000
Miscellaneous	$8,700

Total	$1,250,000

Item 14.   Indemnification of directors and officers.

As permitted by Section 102 of the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation and amended and restated bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty as a director. Specifically, our directors will not be personally liable for monetary damages for breach of a director's fiduciary duty as director, except to the extent provided by applicable law:

•
for breach of the director's duty of loyalty to us or our shareholders;

•
for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•
any act related to unlawful stock purchases, redemptions or other distributions or payment of dividends; or

•
for any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission.

As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws provide that:

•
we may indemnify our directors, officers, employees and agents to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•
we may advance expenses incurred in defending a civil or criminal action, suit or proceeding as authorized by our Board; and

•
the rights provided in the amended and restated bylaws are not exclusive.

The form of Underwriting Agreement, attached as Exhibit 1.1 hereto, provides for indemnification by the underwriters of us and our officers who sign this Registration Statement and directors for specified liabilities, including matters arising under the Securities Act.

Also see "Undertakings."

Item 15.    Recent sales of unregistered securities.

Not applicable.

Item 16.    Exhibits and financial statement schedules.

(a) Exhibits

See the Exhibit index attached to this Registration Statement, which is incorporated by reference herein.

(b) Financial statement schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.    Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to

Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on May 8, 2013.

CUBIC CORPORATION
/s/ WILLIAM W. BOYLE William W. Boyle Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

	Signature	Title	Date

	/s/ WILLIAM W. BOYLE William W. Boyle	Director Chief Executive Officer (Principal Executive Officer)	May 8, 2013
	/s/ JOHN D. THOMAS John D. Thomas	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	May 8, 2013
	/s/ MARK A. HARRISON Mark A. Harrison	Senior Vice President and Corporate Controller (Principal Accounting Officer)	May 8, 2013
	* Walter C. Zable	Executive Chairman of the Board of Directors	May 8, 2013
	* Bruce G. Blakley	Director	May 8, 2013
	* Edwin A. Guiles	Director	May 8, 2013
	* Robert S. Sullivan, Ph.D.	Director	May 8, 2013
	* John H. Warner, Jr., Ph.D.	Director	May 8, 2013
*By:	/s/ WILLIAM W. BOYLE William W. Boyle Attorney-in-Fact

Exhibit index

1.1	Form of Underwriting Agreement.
3.1	Amended and Restated Certificate of Incorporation. Incorporated by reference to Form 10-Q for the quarter ended June 30, 2006, file No. 001-08931, Exhibit 3.1.
3.2	Amended and Restated Bylaws. Incorporated by reference to Form 8-K filed March 8, 2013, file No. 001-08931, Exhibit 3.1.
4.1	Form of Common Stock Certificate. Incorporated by reference to Form 10-K filed for the fiscal year ended September 30, 2012, file No. 001-08931, Exhibit 4.1.
4.2
Registration Rights Agreement, dated as of February 25, 2013, by and among Cubic Corporation and certain of its shareholders. Incorporated by reference to Form 8-K filed February 25, 2013, file No. 001-08931, Exhibit 4.1.
5.1	Opinion of Latham & Watkins.
10.1#	2005 Equity Incentive Plan. Incorporated by reference to Form 10-K filed for the fiscal year ended September 30, 2005, file No. 001-08931, Exhibit 10.1.
10.2#	Amended Transition Protection Plan. Incorporated by reference to Form 10-K filed for the fiscal year ended September 30, 2007, file No. 001-08931, Exhibit 10.2.
10.3	Second Amended and Restated Credit Agreement dated May 8, 2012. Incorporated by reference to Form 10-Q for the quarter ended June 30, 2012, file No. 001-08931, Exhibit 10.3.
10.4	Credit Agreement dated January 12, 2012. Incorporated by reference to Form 10-Q for the quarter ended March 31, 2012, file No. 001-08931, Exhibit 10.6.
10.5
Note Purchase and Private Shelf Agreement, dated as of March 12, 2013, by and among Cubic Corporation, the Guarantors (as defined therein), Prudential Investment Management, Inc. and the other purchasers party thereto. Incorporated by reference to Form 8-K filed March 14, 2013, file No. 001-08931, Exhibit 10.1.
10.6#	Amended and Restated Deferred Compensation Plan dated July 1, 2012. Incorporated by reference to Form 10-Q for the quarter ended June 30, 2012, file No. 001-08931, Exhibit 10.4.
10.7#	Compensatory Arrangements of Certain Officers. Incorporated by reference to Form 8-K filed March 2, 2012, file No. 001-08931
10.8#	Indemnity Agreement. Incorporated by reference to Form 8-K filed May 3, 2010, file No. 001-08931, Exhibit 10.1.
10.9#
Form of Time-Based Vesting Restricted Stock Unit Award Grant Notice and Award Agreement under the Cubic Corporation 2005 Equity Incentive Plan. Incorporated by reference to Amendment No. 1 to Cubic Corporation's Registration Statement on Form S-1 filed April 12, 2013, file No. 333-186852, Exhibit 10.9.
10.10#
Form of Performance-Based Vesting Restricted Stock Unit Award Grant Notice and Award Agreement under the Cubic Corporation 2005 Equity Incentive Plan. Incorporated by reference to Amendment No. 1 to Cubic Corporation's Registration Statement on Form S-1 filed April 12, 2013, file No. 333-186852, Exhibit 10.10.

10.11#	Form of Non-Employee Director Restricted Stock Unit Award Grant Notice and Award Agreement under the Cubic Corporation 2005 Equity Incentive Plan. Incorporated by reference to Amendment No. 1 to Cubic Corporation's Registration Statement on Form S-1 filed April 12, 2013, file No. 333-186852, Exhibit 10.11.
21.1	List of Subsidiaries. Incorporated by reference to Amendment No. 1 to Cubic Corporation's Registration Statement on Form S-1 filed April 12, 2013, file No. 333-186852, Exhibit 21.1.
23.1	Consent of Independent Registered Public Accounting Firm.
23.2	Consent of Latham & Watkins LLP (included in Exhibit 5.1).
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

#      Indicates management contract or compensatory plan or arrangement.